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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on April 26, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Meten International Education Group
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	8200 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Floor 4, Tianjian Tianranju Commercial Center, No.2006 Xiangmeibei Road, Futian District,
Shenzhen, Guangdong Province 518045, the People's Republic of China
+86 755 8294 5250
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
+1 302-738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Ning Zhang, Esq. Yile Gao, Esq. Morgan, Lewis & Bockius LLP c/o Suites 1902-09, 19th Floor Edinburgh Tower, The Landmark 15 Queen's Road Central Hong Kong +852 3551 8500	Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP c/o 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +852 2514 7600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company    ☒

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(3)	Amount of registration fee

Class A ordinary shares, par value US$0.0001 per share(1)(2)	US$	US$

(1)
American depositary shares issuable upon deposit of the Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.            ). Each American depositary share represents                        Class A ordinary shares.

(2)
Includes (i) Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) Class A ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A ordinary shares are not being registered for the purposes of sales outside of the United States.

(3)
Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

           The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED                    , 2019

American Depositary Shares

Meten International Education Group

Representing                        Class A Ordinary Shares

         This is the initial public offering of American depositary shares, or ADSs, of Meten International Education Group. We are offering                         ADSs. The selling shareholders identified in this prospectus are offering an additional                        ADSs. We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders. Each ADS represents                        Class A ordinary shares, par value US$0.0001 per share.

         Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares. We estimate that the initial public offering price will be between US$            and US$            per ADS.

         Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Our founders, namely, Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo, will beneficially own all of our issued Class B ordinary shares and will be able to exercise approximately         % of the total voting power of our issued and outstanding share capital immediately following the completing of this offering, assuming that the underwriters do not exercise their over-allotment option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

         We have applied to have the ADSs listed on the New York Stock Exchange, or NYSE, under the symbol "MEDU."

         We are an "emerging growth company" under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

         Investing in the ADSs involves risks. See "Risk Factors" beginning on page 14 of this prospectus.

         Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discount and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$
(1)
For a description of compensation payable to the underwriters, see "Underwriting."

         The underwriters have an option to purchase up to an aggregate of                        additional ADSs from us [and the selling shareholders] at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

         The underwriters expect to deliver the ADSs against payment in U.S. dollars on                        , 2019.

Citigroup	CICC	Macquarie Capital

Prospectus dated                        , 2019

[Page intentionally left blank for graphics]

        You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the sale of any ADS.

        We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who came into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

        Until                    , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

 PROSPECTUS SUMMARY

        This summary highlights selected information appearing elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. You should carefully read this entire prospectus, including the "Risk Factors" section and the financial statements and the related notes, before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent third-party research firm, to provide information regarding our industry and market position in China. We refer to this report as the Frost & Sullivan report.

Our Mission

        Our mission is to cultivate talents with international vision and empower students to pursue their dreams. We embrace the idea of "learning is for using." We are committed to providing a variety of industry-leading English language education and training services to cultivate more highly qualified international talents in China.

Overview

        We are a leading general English language training, or ELT, service provider in China. We are committed to improving the overall English competence and practical skills of the general Chinese population. According to the Frost & Sullivan Report, we are the second largest player in China's offline general ELT market, which comprised approximately 72% of the general ELT market, in terms of revenue in 2018. We also ranked first in China's offline general adult ELT market in terms of the 2018 revenue, according to the Frost & Sullivan Report. The increasing globalization and insufficient supply of effective ELT services in China have led to increasing demand for practical English learning in China, while the general ELT market is underserved with a low penetration rate of 2.1% in 2018, according to the Frost & Sullivan Report, reflecting a substantial growth potential of the market. The ELT market in China had grown at a CAGR of 19.0% from 2013 to 2018 and is forecasted to grow at a CAGR of 18.2% from 2018 to 2023, reaching a total market size of RMB332.8 billion in 2023, according to the Frost & Sullivan Report.

        We offer a comprehensive ELT service portfolio comprising general adult English training, junior English training, overseas training services, online English training and other English language-related services to students from a wide range of age groups. We conduct our business through our synergetic offline-online business model, which maximizes the compatibility within our business segments to scale up at relatively low costs. As of December 31, 2018, we had a nationwide offline learning center network of 119 self-operated learning centers (including 21 learning centers under the "ABC" brand we acquired in June 2018) covering 26 cities in 14 provinces, autonomous regions and municipalities in China, and 16 franchised learning centers (including four franchised learning centers under the "ABC" brand), covering 11 provinces and municipalities in China. We ranked first in the general ELT market in China in terms of the number of self-operated learning centers as of December 31, 2018, according to the Frost & Sullivan Report. Leveraging our experience gained from operating offline learning centers, we launched our online English learning platform "Likeshuo" in 2014 to further expand our service reach to a larger student base. As of December 31, 2018, we had approximately 760,000 registered users on our "Likeshuo" platform and cumulatively over 140,000 paying users who purchased our online English training courses or trial lessons. As of the same date, the cumulative number of student enrollments for our online English training courses was approximately 87,000 and we had delivered over 2.4 million accumulated course hours to our students online. We opened five experiential marketing stores in China to enable our prospective students to obtain first-hand experiences of live streaming online English training courses delivered on our "Likeshuo" platform. According to the Frost & Sullivan Report, we were the second largest online general adult ELT service provider in China in terms of revenue in 2018. We take advantage of our business model of combining our offline learning center network and online platform to deepen our market penetration and further develop our business.

        Our qualified personnel, centralized management system and technical expertise enable us to create a satisfactory learning environment to cater to the specific learning demands of our students. We have a group of high-caliber teaching staff and an experienced content development team, who are supported by our centralized teaching and management systems to optimize our students' learning experiences. As of December 31, 2018, we had a team of 2,152 full-time teachers, study advisors and teaching service staff, of which 932 were study advisors and teaching service staff at our self-operated learning centers. As of the same date, we also had 442 full-time and part-time foreign teachers from English-speaking countries for our offline English training services. We have a dedicated content development team focusing on developing practical and innovative education materials independently and in collaboration with our strategic partners. We have built highly centralized and scalable management systems to manage our teaching, marketing, finance and human resources activities across our offline and online businesses. In addition to our management systems, we have made significant investments in developing platforms and systems to support our teaching activities. For example, we utilize the intelligent tracking and exclusive learning coaching function of our artificial intelligence-driven teaching management systems to record and analyze our students' real-time learning process and personalize the course content to address their learning needs.

        We have witnessed significant growth in our business since our inception. From 2016 to 2018, we had recorded the highest growth rate of offline general ELT revenue among the top five companies in terms of 2018 offline general ELT revenue in China, according to the Frost & Sullivan Report. Our revenues increased from RMB801.5 million in 2016 to RMB1,149.7 million in 2017, and further to RMB1,424.2 million (US$207.1 million) in 2018, representing a 77.7% increase from 2016 to 2018. In particular, we had recorded substantial growth in our online business since the launch of our "Likeshuo" platform in 2014. Our online English training segment revenue increased from RMB46.9 million in 2016 to RMB121.2 million in 2017, and further to RMB212.3 million (US$30.9 million) in 2018, representing a 352.7% increase from 2016 to 2018. Our net results improved from a net loss of RMB27.1 million in 2016 to a net income of RMB40.3 million in 2017, and further to a net income of RMB53.4 million (US$7.8 million) in 2018.

Our Strengths

        We believe that the following strengths contribute to our success and differentiate us from our competitors:

  •
  leading English service provider on high growth trajectory with strong brand recognition;

  •
  highly synergetic offline-online business model;

  •
  outstanding network expansion capabilities through organic growth and acquisitions;

  •
  comprehensive service portfolio supported by advanced technologies;

  •
  teams made up of strong teaching talents and capable content development staff;

  •
  highly scalable centralized management system; and

  •
  experienced and innovative management team with an entrepreneurial spirit and a passion for education.

Our Strategies

        We intend to expand and grow our business by pursuing the following strategies:

  •
  further strengthen our offline-online synergetic business model;

  •
  enhance and diversify our education service offerings;

  •
  further invest in technology and improve our teaching and operating efficiency;

  •
  further promote our brand awareness; and

  •
  selectively pursue strategic acquisition and partnership.

Risks and Uncertainties

        Investing in our ADSs involves various risks and uncertainties. You should carefully consider the risks and uncertainties summarized below, the risks described under "Risk Factors" beginning on page 14 of, and the other information contained in, this prospectus before you decide whether to purchase our ADSs:

  •
  our ability to attract and retain students to enroll in our offline and online English training courses;

  •
  our ability to effectively manage our business expansion and successfully integrate businesses we acquire;

  •
  our ability to maintain profitability;

  •
  our ability to continue to recruit, train and retain a sufficient number of qualified teachers and study advisors;

  •
  our ability to improve the content of our existing courses or to develop new courses;

  •
  our ability to continue to effectively manage and operate our self-operated learning centers and franchised learning centers;

  •
  our ability to meet the evolving licensing and regulatory compliance requirements applicable to our various services, in particular our offline and online English training, and to comply with various laws and regulations in the PRC applicable to us; and

  •
  our ability to maintain effective control over our variable interest entities.

Corporate History and Structure

        We are an exempted company with limited liability incorporated in the Cayman Islands. We began our operations in April 2006, when Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo founded Shenzhen Meten International Education Co., Ltd., or Shenzhen Meten. Since our incorporation, we have established a network of 135 learning centers in China, including 119 self-operated learning centers and 16 franchised learning centers, and also acquired a number of complementary businesses in China.

        In order to facilitate international capital investment in us, in July 2018, we incorporated Meten International Education Group to become our offshore holding company under the laws of Cayman Islands and reorganized our group companies into an reorganization structure typical for China-based education businesses. In October 2018, we established Shenzhen Likeshuo Education Co., Ltd., or Shenzhen Likeshuo, as part of our onshore reorganization. Due to restrictions imposed by the PRC laws and regulations on foreign ownership of companies that engage in education services, we currently do not hold any equity interest in Shenzhen Meten and Shenzhen Likeshuo. Instead, we entered into a series of contractual arrangements with, among others, Shenzhen Meten, Shenzhen Likeshuo and their respective shareholders in November 2018 to obtain effective control of these two companies and their respective subsidiaries.

Our Corporate Structure

        The chart below illustrates our corporate and shareholding structure immediately following the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters:

(1)
JZ Education Investment Limited, or JZ Education Investment, is controlled by The Zhao Jishuang Family Trust, a trust managed by Conyers Trustee Services (BVI) Limited, or Conyers Trustee, as trustee. Mr. Jishuang Zhao is the settlor of The Zhao Jishuang Family Trust and Mr. Jishuang Zhao and his family members are the trust's beneficiaries.

(2)
AP Education Investment Limited, or AP Education Investment, is controlled by The Peng Siguang Family Trust, a trust managed by Conyers Trustee as trustee. Mr. Siguang Peng is the settlor of The Peng Siguang Family Trust and Mr. Siguang Peng and his family members are the trust's beneficiaries.

(3)
RG Education Investment Limited, or RG Education Investment, is controlled by The Guo Yupeng Family Trust, a trust managed by Conyers Trustee as trustee. Mr. Yupeng Guo is the settlor of The Guo Yupeng Family Trust and Mr. Yupeng Guo and his family members are the trust's beneficiaries.

(4)
Shenzhen Meten is owned as to 27.3250% by Mr. Jishuang Zhao, 13.8080% by Mr. Siguang Peng, 13.0829% by Mr. Yupeng Guo, 10.3918% by Xinyu Meilianzhong Investment Management Centre (Limited Partnership), or Xinyu Meilianzhong, 4.9146% by Mr. Yun Feng, 3.9957% by Xinyu Meilianxing Investment Management Centre (Limited Partnership), or Xinyu Meilianxing, 3.6719% by Mr. Jun Yao, 3.1719% by Ms. Tong Zeng, 3.5431% by Xinyu Meilianchou Investment Management Centre (Limited Partnership), or Xinyu Meilianchou, 3.0000% by Shenzhen Daoge No.11 Education Investment Partnership (Limited Partnership), or No. 11 Daoge, 1.5781% by Shenzhen Daoge Growth No.3 Investment Fund Partnership (Limited Partnership) , or No. 3 Daoge, 1.5090% by Shenzhen Daoge Growth No.6 Investment Fund Partnership (Limited Partnership), or No. 6 Daoge, 0.8722% by Shenzhen Daoge Growth No.5 Investment Fund Partnership (Limited Partnership), or No. 5 Daoge, 0.5000% by Mr. Yongchao Chen, 4.0000% by Zhihan (Shanghai)

  Investment Center (Limited Partnership), or Shanghai Zhihan, 3.6358% by Shenzhen Daoge No.21 Investment Partnership (Limited Partnership), or No. 21 Daoge and 1.0000% by Hangzhou Muhua Equity Investment Fund Partnership (Limited Partnership), or Hangzhou Muhua.

(5)
Shenzhen Likeshuo is owned as to 27.3250% by Mr. Jishuang Zhao, 13.8080% by Mr. Siguang Peng, 13.0829% by Mr. Yupeng Guo, 10.3918% by Xinyu Meilianzhong, 4.9146% by Mr. Yun Feng, 3.9957% by Xinyu Meilianxing, 3.6719% by Mr. Jun Yao, 3.1719% by Ms. Tong Zeng, 3.5431% by Xinyu Meilianchou, 3.0000% by No. 11 Daoge, 1.5781% by No. 3 Daoge, 1.5090% by No. 6 Daoge, 0.8722% by No. 5 Daoge, 0.5000% by Mr. Yongchao Chen, 4.0000% by Shanghai Zhihan, 3.6358% by No. 21 Daoge and 1.0000% by Hangzhou Muhua.

(6)
Primarily involved in providing our overseas study application services and operating our "Shuangge English" App.

(7)
Primarily involved in providing our general adult English training.

(8)
Primarily involved in providing our online English training.

        For a more detailed description of our history, see "Corporate History and Structure."

Corporate Information

        Our principal executive offices are located at Floor 4, Tianjian Tianranju Commercial Center, No.2006 Xiangmeibei Road, Futian District, Shenzhen, Guangdong Province 518045, the People's Republic of China. Our telephone number at this address is +86 755 8294 5250 and our fax number is +86 755 8299 5963.

        Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

        Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

        Our corporate website is www.meten.com. The information contained on our websites are not part of this prospectus.

Implications of Being an Emerging Growth Company

        As a company with less than US$1.07 billion in total annual gross revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 or the Sarbanes-Oxley Act in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards, and we do not plan to opt out of such afforded to an emerging growth company.

        We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided by the JOBS Act discussed above.

Conventions That Apply to This Prospectus

        Except otherwise indicated or the context otherwise requires, references in this prospectus to:

  •
  "ADRs" are to the American depositary receipts, which, if issued, evidence our ADSs;

  •
  "ADSs" are to our American depositary shares, each of which represents            Class A ordinary shares;

  •
  "China" or the "PRC" are to the People's Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

  •
  "ELT" are to English language training;

  •
  "gross billings" are to the total amount of cash received for the sales of the products and services during a specific period of time, net of the total amount of refunds for that period, which is not a standard measure under U.S. GAAP;

  •
  "learning center" are to the physical establishment of an education facility providing general adult English training, junior English training and international standardized test preparation under our overseas training services at a specific geographic location in the PRC, directly operated by our VIEs and their respective subsidiaries or operated by franchise partners;

  •
  "offline English training" are to our offline services, which include general adult English training, junior English training and overseas training services;

  •
  "Class A ordinary shares" are to our class A ordinary shares, par value US$0.0001 per share;

  •
  "Class B ordinary shares" are to our class B ordinary shares, par value US$0.0001 per share;

  •
  "ordinary shares" prior to the completion of this offering are to our ordinary shares of par value US$0.0001 per share, and upon and after the completion of this offering are to our Class A ordinary shares and Class B ordinary shares;

  •
  "our company" are to Meten International Education Group, an exempted company with limited liability incorporated in the Cayman Islands;

  •
  "Reorganization" are to a series of reorganization transactions undertaken in the second half of 2018 as a result of which we established our current corporate and shareholding structure;

  •
  "RMB" and "Renminbi" are to the legal currency of China;

  •
  "student enrollments" or "student enrollment" are to the number of actual new sales contracts entered into between us and our students, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time;

  •
  "tier one cities" are to Beijing, Shanghai, Guangzhou and Shenzhen;

  •
  "tier two cities" are provincial capitals, regional centers or economically developed cities in China, including, among others, Chengdu, Hangzhou, Chongqing, Wuhan and Tianjin;

  •
  "tier three cities" are to small- to mid-sized cities in China that are strategically located or have relatively developed or large local economy;

  •
  "US$" and "U.S. dollars" are to the legal currency of the United States;

  •
  "U.S. GAAP" are to generally accepted accounting principles in the United States;

  •
  "variable interest entities" or "VIEs" are to Shenzhen Meten International Education Co., Ltd. and Shenzhen Likeshuo Education Co., Ltd., which are PRC companies in which we do not have equity interests but whose financial results have been consolidated by us in accordance with

    U.S. GAAP due to our having effective control over, and our being the primary beneficiary of, these companies; and "affiliated entities" refers to our VIEs, the VIEs' direct and indirect subsidiaries, and the VIEs' affiliated entities that are registered as private non-enterprise institutions under the PRC laws; and

  •
  "we," "us," "our company," and "our" are to Meten International Education Group, a Cayman Islands company and its subsidiaries, its consolidated variable interest entities and affiliated entities after completion of the Reorganization, and to the offline general adult English training, junior English training, overseas training services, online English training and other English language-related businesses of Shenzhen Meten before completion of the Reorganization.

        The translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.8755 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2018. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On April 19, 2019, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board for RMB was RMB6.7032 to US$1.00.

 THE OFFERING

Offering price:	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs Offered by us:	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
ADSs offered by the selling shareholders	ADSs [ (or ADSs if the underwriters exercise their over-allotment option in full)].
ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise the option to purchase additional ADSs in full).
Ordinary Shares Outstanding Immediately After This Offering

                        ordinary shares, comprised of            Class A ordinary shares and            Class B ordinary shares (or            ordinary shares if the underwriters exercise the option to purchase additional ADSs in full, comprised of            Class A ordinary shares and                        Class B ordinary shares), excluding ordinary shares issuable upon the exercise of options outstanding under our share incentive plans as of the date of this prospectus.

Option to Purchase Additional ADSs

We [and the selling shareholders] have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.0001 per share.

The depositary will hold the Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement, the form of which is filed as an exhibit to the registration statement that includes this prospectus.

If we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses subject to the terms of the deposit agreement.

You may surrender your ADSs to the depositary to withdraw the Class A ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.
We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read "Description of American Depositary Shares" in this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$            million from this offering, assuming an initial public offering price of US$            per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. We intend to use our net proceeds from this offering for the following purposes: (i) acquisition of or investment in companies in the private ELT industry in China; (ii) establishment of new learning centers; (iii)  development of our online English training business; (iv) expansion of our junior English training business; (v) investment in sales and marketing activities; and (vi) working capital and general corporate purposes. See "Use of Proceeds" for additional information.

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to      % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families through a directed share program.]

Listing	We have applied to have our ADSs listed on the NYSE under the symbol "MEDU." Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.
Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2019.
Risk Factors	See "Risk Factors" and other information included in this prospectus for a discussion of the risks and uncertainties you should carefully consider before deciding to invest in our ADSs.
Depositary	Citibank, N.A.
Custodian	Citibank, N.A. - Hong Kong Branch
Lock-Up

[We, our directors, executive officers, existing shareholders and certain of our option holders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs or ordinary shares for a period of 180 days after the date of this prospectus without the consent of the representatives of the underwriters. See "Underwriting" for more information.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        We present below our summary consolidated financial and operating data for the periods indicated. The following summary consolidated statements of operations for the years ended December 31, 2016, 2017 and 2018 and the summary consolidated balance sheets as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of our results for any future periods.

        Meten International Education Group was incorporated as an exempted company with limited liability in the Cayman Islands in July 2018 and as our offshore holding company in connection with the Reorganization. Our businesses have historically been conducted through Shenzhen Meten and our operating results prior to the Reorganization, the details of which are described in note 1(b) to our consolidated financial statements included elsewhere in this prospectus, have historically been included in the consolidated financial statements of Shenzhen Meten.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
				Unaudited
Summary Consolidated Statements of Comprehensive (Loss)/Income:
Revenues	801,545	1,149,721	1,424,234	207,146
General adult English training(1)	572,135	785,480	903,756	131,446
Junior English training	—	—	65,490	9,525
Overseas training services	180,606	228,294	223,601	32,521
Online English training	46,915	121,196	212,302	30,878
Other English language-related services(2)	1,889	14,751	19,085	2,776
Cost of revenues	(344,810)	(467,967)	(627,996)	(91,338)
Gross profit	456,735	681,754	796,238	115,808

Operating expenses
Selling and marketing expenses	(268,643)	(373,065)	(425,217)	(61,845)
General and administrative expenses	(198,431)	(237,509)	(293,157)	(42,638)
Research and development expenses	(18,187)	(21,217)	(26,178)	(3,807)
(Loss)/income from operations	(28,526)	49,963	51,686	7,518

Other income (expenses):
Interest income	2,578	4,103	1,150	167
Interest expenses	(769)	(9)	(8)	(1)
Foreign exchange gain/(loss), net	67	(184)	21	3
Gains on available-for-sale investments	890	2,485	3,916	570
Government grants	4,434	4,046	7,817	1,137
Equity in income /(loss) on equity method investments	(842)	(150)	1,668	243
Others, net	2,890	(373)	1,649	240
(Loss)/income before income tax	(19,278)	59,881	67,899	9,877

Income tax expense	(7,869)	(19,539)	(14,454)	(2,102)
Net (loss)/income	(27,147)	40,342	53,445	7,775

Less: Net loss attributable to non-controlling interests	(2,862)	(218)	(3,809)	(554)
Net (loss)/income attributable to shareholders of our Company	(24,285)	40,560	57,254	8,329

Less: Accretion of redeemable owners' investment	10,577	19,000	9,814	1,427
Net (loss)/income available to shareholders of our Company	(34,862)	21,560	47,440	6,902

Non-GAAP Financial Measures:
Adjusted EBITDA(3)	17,129	100,441	144,115	20,961
Adjusted EBITDA margin(4)	2.1%	8.7%	10.1%	10.1%

(1)
Includes revenue from the sales of goods, such as education materials and food and beverages sold at our self-operated learning centers.

(2)
Comprise primarily of (i) revenue from our "Shuangge English" App, which had over 24,600, 26,787 and 9,859 paying users for the year ended December 31, 2016, 2017 and 2018, respectively; and (ii) franchise fees we received from our franchised learning centers under the "Meten" brand and the "ABC" brand.

(3)
To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted EBITDA as an additional non-GAAP financial measure. We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance. We also believe that such non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Adjusted EBITDA should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measure with the most directly comparable GAAP measures. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

  Adjusted EBITDA represents net income/(loss), which excludes depreciation and amortization and income tax expenses, before share-based compensation expenses. The table below sets forth a reconciliation of our adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
				Unaudited
Net (loss)/income	(27,147)	40,342	53,445	7,775
Subtract:
Net interest income	1,809	4,094	1,142	166
Add:
Income tax expenses	7,869	19,539	14,454	2,102
Depreciation and amortization	31,659	36,768	54,944	7,990
EBITDA	10,572	92,555	121,701	17,701
Add:
Share-based compensation expenses	6,557	7,886	7,648	1,112
Offering expenses	—	—	14,766	2,148
Adjusted EBITDA	17,129	100,441	144,115	20,961
(4)
Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenues.

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
			Unaudited
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	321,776	174,679	25,406
Total assets	905,514	1,006,746	146,424
Deferred revenue (current)	341,328	432,083	62,844
Deferred revenue (non-current)	42,707	52,169	7,588
Financial liabilities from contract with customers	437,027	423,163	61,547
Total liabilities	958,870	1,121,349	163,093
Total mezzanine equity	219,619	—	—
Total shareholders' deficit	(272,975)	(114,603)	(16,669)
Total liabilities, mezzanine equity and shareholders' deficit	905,514	1,006,746	146,424

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
				Unaudited
Summary Consolidated Cash Flow Data:
Net cash flow generated from operating activities	92,624	259,708	78,535	11,424
Net cash used in investing activities	(110,586)	(128,629)	(74,793)	(10,878)
Net cash generated from/(used in) financing activities	123,636	6,021	(142,633)	(20,747)
Net increase/(decrease) in cash and cash equivalents and restricted cash	105,674	137,100	(138,891)	(20,201)
Cash and cash equivalents and restricted cash at the beginning of the year	85,583	191,257	328,357	47,758
Cash and cash equivalents and restricted cash at the end of the year	191,257	328,357	189,446	27,557

Key Operating Data

        The following table presents our key operating data for the periods indicated:

	As of/for the Year Ended December 31,
	2016	2017	2018
Student enrollment	55,758	82,728	118,277
Gross billings (RMB'000)	974,878	1,318,690	1,424,026
Number of self-operated learning centers	85	94	119
Number of franchised learning centers	2	8	16
Course withdrawal rate(1) (%)	6.9	9.1	10.2

(1)
Refers to the amount of refunds we issued in a specific period of time as a percentage of the sum of the amount of gross billings and the amount of refunds for such period.

RISK FACTORS

        Investing in the ADSs entails a significant level of risk. Before investing in the ADSs, you should carefully consider all of the risks and uncertainties mentioned in this section, in addition to all of the other information in this prospectus, including the financial statements and related notes. We may face additional risks and uncertainties aside from the ones mentioned below. There may be risks and uncertainties that we are unaware of, or that we currently do not consider material, that may become important factors that adversely affect our business in the future. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition, results of operations and prospects. In such case, the market prices of the ADSs could decline and you may lose part or all of your investment.

Risks Related to Our Business and Industry

Failure to attract and retain students to enroll in our courses may have a material adverse impact on our business and prospects.

        The success of our business depends primarily on the number of student enrollments in the courses we offer at our learning centers, the number of paying users on our "Likeshuo" platform, and the amount of our course fees. As a result, our ability to attract students to enroll in our courses is critical to the continued success and growth of our business. This, in turn, will depend on several factors, including, among others, our ability to develop new educational programs and enhance existing educational programs to respond to the changes in market trends, student demands and government policies, to maintain our consistent and high teaching quality, to market our programs to a broader prospective student base, to develop additional high-quality educational content, sites and availability of our learning centers and to respond effectively to competitive market pressures.

        If our students perceive that our education quality deteriorated due to unsatisfying learning experiences, which may be subject to a number of subjective judgments that we have limited influence over, our overall market reputation may diminish, which in turn may affect our word-of-mouth referrals and ultimately our student enrollment. In addition, the expansion of our offering of courses and services may not succeed due to competition, our failure to effectively market our new courses and services, maintain the quality of our courses and services, or other factors. We may be unable to develop and offer additional educational content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market trends and student demands. Moreover, we cannot assure you that we will always be able to maintain or increase our course fee levels without compromising our student enrollment, which may materially and adversely affect our revenues and profitability. In addition, international relations and policies related to overseas study of Chinese students may become volatile or unfavorable to our existing and prospective students who plan to study abroad due to various factors that are beyond our control, which could materially and adversely affect our business, results of operations, financial condition and prospects.

        If we are unable to continue to attract students to enroll in our courses, our revenue may decline, which may have a material adverse effect on our business, financial condition and results of operations.

Our business depends on the market recognition of our brands and if we are not able to maintain our reputation and enhance our brand recognition, our business and operating results may be harmed.

        We believe that our success is heavily dependent on the market recognition of our brand names, including our "Meten" and "Likeshuo" brands, as well as the "ABC" brand associated with ABC Education Group, which we acquired in June 2018. Our ability to maintain our brand recognition and reputation depends on a number of factors, some of which are beyond our control. It may become difficult to maintain the quality and consistency of the services we offer while we continue to grow in size and expand our business and services, which in turn may lead to diminishing confidence in our brand names.

        Our ability to maintain and enhance our brand recognition and reputation depends primarily on, among the others, the following factors:

  •
  the perceived effectiveness and quality of our courses, services and teaching staff;

  •
  the quality and coverage of our course portfolio, value of courses, services and functions and the quality, variety and appeal of content available of the courses and services offered at our learning centers and on our "Likeshuo" platform;

  •
  the reliability of the courses offered at our learning centers and through our "Likeshuo" platform, as well as the commitment to high levels of service, reliability, security and data protection by the merchants, our franchised learning centers and other participants in our ecosystem; and

  •
  the effectiveness of our operational system governing the courses and services offered at our learning centers and on our "Likeshuo" platform.

        We have developed our student base primarily through word-of-mouth referrals. We have also invested significantly in brand promotion initiatives by conducting certain marketing activities, including, but not limited to, advertisement through our Cost per Sale merchants and major search engines, as well as on social media platforms. However, we cannot assure you that these or our other marketing efforts will be successful in promoting our brands to remain competitive. If we are unable to further enhance our brand recognition and increase awareness of our services, or if we incur excessive sales and marketing expenses or if we are required to incur excessive sales and marketing expenses in order to remain competitive, our business and results of operations may be materially and adversely affected. The sales and marketing expense may also increase as we further develop and expand our business. In addition, any negative publicity relating to the general ELT market in China, our Company or services, regardless of its veracity, could damage our reputation and in turn cause material and adverse harm to our business and results of operations. Furthermore, certain enterprises in various industries in China have brand names that are similar to ours and may result in name confusion to our existing and prospective customers. Any negative publicity associated with these enterprises may have an adverse impact on our reputation and brand recognition, which is beyond our control, and could cause harm to our business, results of operations, financial condition and prospects.

We are subject to uncertainties brought by the Amended Private Education Promotion Law and other rules, regulations and opinions promulgated by the PRC government from time to time.

        Our business is regulated by, among others, the Amended Private Education Promotion Law, which became effective on September 1, 2017. The Amended Private Education Promotion Law classifies private schools into non-profit schools and for-profit schools by whether they are established and operated for profit-making purposes. The sponsors of private schools may at their own discretion choose to establish non-profit or for-profit private schools, but it is not allowed to establish for-profit private schools that engage in compulsory education. According to the Amended Private Education Promotion Law, for-profit private training institutions, such as our learning centers, are classified as private schools and are required to obtain private school operating permits.

        According to the Several Opinions of the State Council on Encouraging Social Resources to Invest in Education and Promote Sound Development of Private Education, after the Amended Private Education Promotion Law came into force, the provincial government authorities must issue their own implementation opinions and licensing measures in relation to the specific implementation methods and operative approaches of the amended law based on local conditions. However, whether and how educational authorities regulate private training institutions vary from region to region, especially after the Ministry of Education, or the MOE, issued the Draft Implementation Rules of the Private Education Promotion Law on April 20, 2018, and requested public comment. On August 10, 2018, the

Ministry of Justice of the PRC published the committee draft of the Regulations on the Implementation of the Law on Promoting Private Education in the PRC (Revised Draft), or the Committee Draft Implementation Rules of the Private Education Promotion Law, and requested public comment. According to the Committee Draft Implementation Rules of the Private Education Promotion Law, which further classifies private training institutions, a private training institution for language, art, sports, science and technology teaching and a private training institution for cultural education or non-academic continuing education for adults can directly apply for the registration to the local administrative departments for industry and commerce. As advised by Commerce & Finance Law Offices, or our PRC counsel, if the abovementioned Committee Draft Implementation Rules of the Private Education Promotion Law is enacted as proposed and our learning centers are deemed to be private training institutions for language teaching by the relevant authorities under clause 15 of the Committee Draft Implementation Rules of the Private Education Promotion Law, our learning centers will not be required to obtain private school operating permits from the PRC education authorities. However, as the Committee Draft Implementation Rules of the Private Education Promotion Law is still in its draft form, there can be no assurance that it will be enacted as proposed or at all, and there are also uncertainties as to the interpretation and implementation of the regulations by the relevant authorities. We cannot assure you that we will be successful in complying with the newly promulgated regulations. If we cannot fully comply with such regulations, our business, results of operations and reputation could be materially and adversely affected.

        On November 20, 2018, the General Office of MOE, the General Office of the State Administration for Market Regulation and the General Office of Ministry of Emergency Management jointly issued the Notice on Improving Several Working Mechanisms for Special Governance and Rectification of After-School Training Institutions, or Circular 10, which became effective on the same date. For details of the requirements of Circular 10, see "Regulations—Regulations on Private Education in the PRC." According to Circular 10, for institutions that carry out academic training activities without permits, non-academic training institutions that carry out academic training activities and other institutions that carry out illegal training activities, the education authorities, in collaboration with other relevant government departments, shall order them to cease their business, restrict their legal representatives to engage in training activities for primary and secondary school students and refer to the market supervision authority to revoke their business licenses. By the end of 2018, there should be no training institutions that are still carring out training activities without permits or licenses. The local government authorities may propose a practical rectification plan to ensure that the rectification could be completed by the end of the year. As of the date of this prospectus, a majority of our self-operated learning centers did not have the relevant private school operating permits. As of December 31, 2018, except for three of our learning centers in Xi'an, Guangzhou and Shenzhen, no other learning centers of our Group that did not have the relevant private school operating permits have been ordered by the government authorities to suspend their operations for rectification, cease business operations or revoke their business licenses. However, we cannot assure you that the PRC government authorities will not extend the rectification period. In addition, we cannot assure you that the training services we offer, including general adult English training (which is designed for students aged 15 and above) and junior English training (which is designed for students aged six to 18), will be deemed "non-academic" in nature by the relevant PRC education authorities. If such training services are deemed "academic," the government authorities could order the learning centers which are deemed to be "non-academic" providing such training services to cease their business operations and revoke their business licenses. If any of the above occurs, our business, results of operations, business prospects and reputation could be materially and adversely affected.

        Uncertainities exist with respect to the interpretation and enforcement of the new and existing laws and regulations that may be applicable to us. While we intend to comply with all new and existing laws and regulations, we cannot assure you that we will always be deemed to be in compliance with such laws and regulations, nor can we assure you that we will always be able to change our business practice successfully to adapt to the changing regulatory environment. Any such failure could materially and adversely affect our business, results of operations, financial condition and prospects.

Uncertainties exist in relation to the Opinions of the General Office of the State Council on Regulating the Development of After-school Training Institutions, which may materially and adversely affect our business, results of operations, financial condition and prospects.

        On August 22, 2018, the General Office of the State Council issued the Opinions of the General Office of the State Council on Regulating the Development of After-school Training Institutions, or Circular 80, which came into effect on the same date. Pursuant to Circular 80, the after-school training institutions for the primary and secondary school students must obtain relevant school operating permits and business licenses (either corporate legal person certificates or private non-enterprise unit registration certificates) for carrying out the training business and shall meet certain standards in respect of tuition fees, sites, teachers and management. Circular 80 provides, among other things, that (i) the average available-for-use area per student must be no less than three square meters within the same training hours; (ii) private school shall purchase safety insurance for training participants; (iii) no in-service primary and secondary teachers may be concurrently employed in an after-school training institution, and any teachers employed by an after-school institution for primary and secondary school subjects shall hold relevant teaching qualifications; (iv) the content, classes and subject enrollment, progress and school hours information in connection with training of traditional disciplines shall be filed with the local education authorities and be made public; (v) no training courses shall be given after 8:30 p.m., and no homework from after-school institutions can be given; and (vi) no advance tuition fees of more than three months may be collected. The approval and registration of after-school training institutions shall be subject to local government authorities. Education departments at the county level are responsible for the issuance of private school operating permits upon examination and approval.

        Circular 80 only sets out the general guidance on regulating after-school education institutions targeting primary and secondary school students. Without the approval by the relevant education department, no after-school training institution shall provide training for primary and secondary school students in the name of consulting and cultural transmission, among others. However, detailed rules of implementation of Circular 80 have yet to be introduced by the competent authorities, such as whether Circular 80 should apply to our learning centers providing junior English training services, which mainly focus on promoting and developing language competence, rather than providing supplementary tutoring services relating to school cultural and educational curriculums, admission into schools of a higher grade or examinations. In 2018, we introduced offline junior English training services to students aged six through 18 at our existing self-operated learning centers. Our offline junior English training business may be subject to the requirements of Circular 80, which may potentially increase our compliance costs. For instance, Circular 80 provides that personal safety insurance shall be purchased for students to mitigate risks, but is silent as to the specific type, amount and coverage of such required personal safety insurance. In addition, Circular 80 does not provide any guidance on how online education institutions should comply with the requirements contained in Circular 80, and we cannot assure you whether any further interpretations, new regulations or policies will require online training institutions to conduct self-inspections and rectification procedures under Circular 80 for providing online junior English training services.

        Further, there are potential conflicts between Circular 80 and previously published government policies and there is no clear guidance on which regulation shall take precedence, which require further interpretation and clarification. For example, pursuant to Circular 80, opening branches or learning centers by any after-school education institution within the same county level city shall also be subject to approval, whereas the Committee Draft Implementation Rules of the Private Education Promotion Law provides that opening branches or learning centers within the same municipality directly under the central government or the same city with districts where such after-school education institution is located does not need to seek approval but shall file for record with both the authorities granting the operation permit to such after-school education institution and the relevant authorities where the branches or learning centers are located.

        While we intend to comply with all applicable laws and regulations, due to existing uncertainties, we cannot assure you that we will be able to meet the relevant regulatory requirements in a timely manner, any more specific and stringent requirements in relation to our operations to be established by the relevant local government authorities in particular. Also, additional compliance costs may be incurred. As a result, our business, results of operations, financial condition and prospect may be adversely and materially affected.

Our development of new courses, services and technologies or innovation and upgrades made to existing courses, services and technologies may not adequately respond to the expectations of our students, changes in market demands and standards of school admission or standardized tests, may fail to achieve the expected satisfactory results, or may compete with our pre-existing courses, as a result of which, our competitive position, ability to generate revenue and growth prospectus may be materially and adversely affected.

        We constantly update and improve the content of our existing courses and develop new courses or services to meet changing market demands or requirements from related government authorities. Revisions to our existing courses and development of our new courses or services may not be well received by existing or prospective students and online users. We may have limited experience in developing the content of new courses or services and may need to adjust our systems and strategies to incorporate new courses or services into our existing offerings. If we cannot respond timely and cost-effectively to changes in market demands or requirements from related government authorities, our business may be adversely affected. Even if we are able to develop new courses or services that are well received, we may not be able to introduce them in an effective manner. If we do not respond adequately to changes in market demands, our ability to attract and retain students may be impaired and our financial results could suffer.

        The offline and online English training services we provide and the technologies we use are subject to continuous development, update and enhancement in terms of content and functionality, driven by the demand for innovative skills, evolving course content and changes in overseas admission and standardized tests. In particular, admission and standardized tests undergo continuous changes, in terms of the focus of the questions tested, test formats and the manner in which the tests are administered. In the past, certain admission and standardized tests overseas have undergone changes in test questions and formats. Authorities in overseas jurisdictions may also promote policies that encourage schools to make admission decisions based less on entrance exam scores and more on a combination of other factors. There is no assurance that overseas colleges, universities and other higher education institutions will not reduce or eliminate their reliance on considering the international standardized test results as important standards to make admission decisions. Furthermore, changes in test standards for professional qualifications, or changes in employers' preferences to hire staff with select qualifications, may particularly affect sales of our international standardized test preparation courses designed for relevant qualifications.

        Specifically, regarding our online services on the "Likeshuo" platform and other services, including "Shuangge English," we consider that the Internet-based ELT market is characterized by the rapid changes and innovation of technologies, unpredictable product life cycles and online user preferences. We have gained limited experience in generating revenue from our online training services and our investment in research and development may not result in satisfactory outcomes. The flexibility of taking Internet-based ELT courses may increase the amount of online training services. We must quickly modify our services to adapt to the change in needs and preferences of our students, technological advances and evolving Internet practices. However, ongoing enhancement of our online course offerings and related technologies may entail significant expenses and technical risks. In addition, the technologies used on the Internet and value-added telecommunication services and products in general, and in online training English training services in particular, may evolve and change over time. We may fail to anticipate and adapt to such technological development, or address any of the risks related to such new courses and services using such technologies, which in turn could have a material and adverse effect on our business development, financial condition and results of operations. If our improvement to our online offerings and the related technologies is delayed, which causes systems interruptions or is not aligned with the prevalent market expectations or preferences, we may lose market share and our business could be adversely affected.

We face significant competition in major programs we offer and geographic markets in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected.

        The ELT industry in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this industry to continue to persist and intensify. We face competition in major courses and/or training programs we offer and geographic markets where we operate. For example, we face nationwide competition for our international standardized test preparation courses from other relevant services provided by some of our competitors. We face competition from several ELT service providers that focus on providing general adult English training in specific regions in China. We also face competition from companies that focus on providing overseas college application services.

        Our student enrollment may decrease due to intense competition. Some of our competitors may adopt similar curriculums and marketing approaches, with different pricing and service packages that may be deemed more attractive than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to promote and developed their services. These competitors may be able to respond more promptly than we can to the changes in student preferences, new technologies or market demands. In addition, the increasing use of the Internet and advances in Internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and entry barriers to providing private education services. As a result, many of our international competitors that offer online test preparation and language training courses may be able to penetrate the China market more effectively.

        We may need to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. We cannot assure you that we will be able to compete successfully against existing or future competitors. If we are unable to successfully compete for new students, maintain or increase our fee level, attract and retain competent teachers or other key personnel and enhance our competitiveness in terms of the quality of our education courses and services in a cost-effective manner, our business, financial condition and results of operations may be materially and adversely affected.

We may not be able to continue to recruit, train and retain dedicated and qualified teaching staff, who are critical to the success of our business and the effective delivery of our English training services to students.

        We rely heavily on our teaching staff, which generally comprises our teachers and study advisors, to deliver high-quality education services to our students. Our teaching staff is vital for the maintenance of our reputation. We seek to hire qualified and dedicated teaching staff with the necessary experience and language proficiency, who are able to deliver effective and inspirational instructions. There is a limited pool of teaching staff with these attributes and we implement a highly selective hiring process to ensure that the new hires possess the skills commensurate with our knowledge requirements. As a result, we must provide competitive compensation packages to attract and retain such teaching staff. We may not be able to recruit, train and retain a sufficient number of qualified teaching staff in the future to keep pace with our growth while maintaining consistent teaching quality in the different markets we serve. A shortage of qualified teaching staff or decreases in terms of the quality of our teaching staff's instructions, whether actual or perceived, in one or more of our markets, or a significant increase in compensation needed to attract and retain qualified teaching staff, would have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with applicable laws and regulations in relation to the employment of foreign employees may subject us to fines and penalties, and our business and operations may be adversely affected if we are not able to retain foreign teachers due to non-compliance with such laws and regulations.

        The foreign teachers we employ are required to apply for and obtain work visas and residence permits to be able to work in China. We had, in the past, hired certain foreign teachers without them obtaining the necessary work visas and residence permits. Under the PRC laws, if we hire foreign employees without work visas and residence permits, we may be fined RMB10,000 for each illegally employed foreign employees, with a cap of RMB100,000 in the aggregate and any illegal gains, which are not well-defined under the PRC laws, may be confiscated. We have been fined in the past for an immaterial amount of penalties relating to our hiring of foreign teachers without them obtaining the necessary work visas and residence permits, and we cannot assure you that we will not face additional penalties or fines for any past or future violations. Additionally, in the event we hire foreign employees without work visas or residence permits, we may have to terminate our employment relationship with them. In such event, we may need to hire qualified replacements, which could be difficult and/or time consuming. We may also face the risk of insufficient number of available foreign employees in the ELT market in China due to various factors beyond our control. If we are unable to retain foreign employees, including our foreign teachers, the teaching quality of our courses and services could be negatively impacted, which in turn, could materially and adversely affect our business, results of operations, reputation and prospects.

        For our online English training, we match students with foreign teachers who reside in foreign countries. While we are not required to obtain PRC work visas and residence permits for our foreign teachers who conduct online English training courses on our "Likeshuo" platform under the existing PRC laws and regulations, we cannot assure you that the PRC government will not impose any restriction or other qualification requirement in the future, which we may not be able to comply with on a timely manner or at all, and due to which we may incur substantial compliance costs. In the event this occurs, our business and results of operations may be materially and adversely affected.

The continuing efforts of our senior management team and other key personnel are important to our success, and our business may be harmed if we lose their services.

        Our future success depends heavily upon our senior management for their smooth and efficient operations of our learning centers and online platform as well as their execution of our overall business plans. There is intense competition for hiring experienced management personnel in the ELT industry, and the pool of qualified candidates is very limited. If any member of our senior management team is unable to continue his/her employment with us and we fail to effectively manage a transition to new personnel in the future, or if we fail to attract and retain qualified and experienced professionals on commercially acceptable terms, our business, financial condition and results of operations could be adversely affected.

        Our success also depends on having highly trained financial, technical, human resources, sales and marketing staff, management personnel and qualified and dedicated domestic and foreign teachers. We will need to continue to hire additional personnel as our business grows. In the event we lose their services, we may not be able to attract experienced senior management or other key personnel in the future, and we may, in turn, lose our students, teaching staff and other personnel. In addition, a shortage in the supply of personnel with requisite skills or our failure to recruit them could impede our ability to increase revenue from our existing services, launch new course offerings and expand our operations, and could pose an adverse effect on our business and financial results.

We derive a majority of our revenue from a limited number of cities. Any event negatively affecting the private education market in these cities, or any increase in the level of competition for the types of services we offer in these cities, could have a material adverse effect on our overall business and results of operations.

        We derived approximately 62.8% of the total student enrollment in our offline English training courses and services for the year ended December 31, 2018 from our self-operated learning centers in Shenzhen, Guangzhou and Dongguan in Guangdong Province, Chengdu in Sichuan Province, and Nanjing and Suzhou in Jiangsu Province, and we expect these cities to continue to be important sources of our student enrollment and revenue. If any of these cities experiences any event that would negatively affect its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, or that the governments of which adopt regulations relating to and affecting the private education market that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

Failure to effectively and efficiently manage the expansion of our service network may materially and adversely affect our ability to capitalize on new business opportunities.

        We have recently experienced steady growth and expansion. The number of our self-operated learning centers increased organically from 70 as of January 1, 2016 to 98 as of December 31, 2018. As of the same date, we had 12 franchised learning centers under our "Meten" brand, which we jointly manage with our franchised partners. We may continue to expand our operations in different regions in China through organic growth and strategic acquisitions. The establishment of new learning centers and acquisitions of existing learning centers pose challenges to us and require us to make investments in management, capital expenditures, marketing expenses and other resources. As part of our expansion, we acquired ABC Education Group in June 2018, which had 21 self-operated learning centers and four franchised learning centers under the "ABC" brand. The expansion has also resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. Our expansion will also largely require us to maintain teaching quality and consistent standards, controls, policies and our culture to ensure that our brands and reputation do not suffer as a result of any acquisition. To manage and support our growth, we will continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teaching staff, management personnel and other administrative and sales and marketing personnel.

        In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations or recruit and retain qualified personnel to support our expansion. Our future success will depend in part upon the ability of our senior management to manage our business growth effectively. In particular, our management may face the following challenges:

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  controlling our costs and expenses and maintaining or increasing our margins and profitability;

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  acquiring and retaining students;

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  managing our key relationships with governmental agencies and responding to changes in the regulatory and policy environment;

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  attracting training and retaining qualified personnel;

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  improving our operational, administrative and financial systems and internal controls and maintaining close cooperation between management members and department heads;

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  increasing the awareness of our brands and protecting our reputation;

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  keeping up with evolving industry standards technologies and market developments; or

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  integrating any acquired business into our business operations and realizing the potential benefits of our acquisition.

        We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, maintain or accelerate our current growth rate, maintain or increase our gross and operating profit margins, recruit and retain qualified teaching staff and management personnel, successfully integrate new learning centers into our operations and otherwise effectively manage our growth. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse impact on our financial condition and results of operations.

We are required to obtain various operating permits and licenses for our English training services in China and failure to comply with these requirements may materially and adversely affect our business operations.

        Under the PRC laws and regulations, our learning centers are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with the relevant government authorities. Certain of our learning centers that are registered with the State Administration of Industry and Commerce, or the SAIC, are required to obtain business licenses, and our other learning centers registered with the Ministry of Civil Affairs, or the MCA, are required to obtain non-enterprise entity registration certificates.

        According to the Amended Private Education Promotion Law and Circular 10, our learning centers are required to obtain private school operating permits. However, according to the Committee Draft Implementation Rules of the Private Education Law, which further classifies private training institutions, a private training institution for language, arts, sports, science and technology teaching and a private training institution for adults for cultural education or non-academic continuing education can directly apply for registration with the local administrative departments for industry and commerce. As advised by our PRC counsel, if the abovementioned Committee Draft Implementation Rules of the Private Education Law is enacted as proposed and our learning centers are recognized as private training institutions for language teaching by the relevant authorities under clause 15 of Committee Draft Implementation Rules of the Private Education Promotion Law, our learning centers will not be required to obtain private school operating permits from the PRC education authorities. However, as the Committee Draft Implementation Rules of the Private Education Law is still in draft form, there can be no assurance that it will be enacted as proposed or at all, and there are also uncertainties as to the interpretation and implementation by the relevant authorities.

        The business licenses of certain of our learning centers did not include "English language training" or "language-related training." We were not able to include "English language training" or "language related training" in the authorized business scope of these learning centers mainly because the industry and commerce administration authorities in the areas where such learning centers are located have a general policy prohibiting the inclusion of "English language training" or "language-related training" in the business scope of any company before such company obtains relevant private school operating permits or before the Committee Draft Implementation Rules of the Private Education Promotion Law is implemented. As of the date of this prospectus, some of our learning centers were operating beyond their authorized business scope. For these learning centers, we have been communicating, and will continue to communicate, with the competent industry and commerce administration authorities to expand the authorized business scope of the relevant learning centers to include "language related training" or similar statements. However, we cannot assure you that our efforts to expand the business scope or include the statements above in the business license of these learning centers will be successful. While we have not been subject to any penalties or disciplinary action in the past relating to the business scope of our learning centers, the relevant PRC government authorities may determine that these learning centers have been or are operating beyond their authorized business scope and may subject these learning centers to warning, fine, confiscation of illegal earnings, suspension of business for rectification, or revoking the business license for current or past non-compliant learning centers, which may materially and adversely affect our business and results of operation.

        Given the significant amount of discretion held by the local PRC authorities in interpreting, implementing and enforcing the relevant rules and regulations, as well as other factors beyond our control, we may not be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments.

        Among our self-operated learning centers in operation as of December 31, 2018, 83 learning centers did not have private school operating permits or business licenses, or were operating beyond their authorized business scope. Based on the interviews we conducted in March 2019 with officials of the local educational authorities in the areas where we have learning centers in operation, excluding certain learning centers that we believe were not required to obtain the relevant private school operating permits, we had 46 learning centers without the requisite private school operating permits or business licenses, or were operating beyond their authorized business scope, which contributed in the aggregate to approximately 17.5% of our total gross billings for the year ended December 31, 2018. Some of the local education authorities we interviewed informed us that they had imposed, or expect to impose, sanctions against some of these 46 learning centers. In particular, three of our learning centers in Xi'an, Shaanxi Province, Guangzhou, Guangdong Province, and Shenzhen, Guangdong Province, that did not have the relevant private school operating permits have been ordered to suspend their operations for rectification by the relevant education authorities until they obtain the required private school operating permits. The three learning centers contributed an aggregate of approximately 1.9% of our total gross billings for the year ended December 31, 2018. With respect to the learning center in Xi'an, the local education authority issued a public notice in July 2018 ordering the cessation of business operations of 734 local training institutions, which included such learning center. On January 18, 2019, this learning center received a notice from the local education authority ordering it to cease operations due to a lack of the private school operating permit. As of the date of this prospectus, we were in the process of applying for the private school operating permit for this learning center. On December 28, 2018, one of our learning centers in Guangzhou received a notification to obtain the required private school operating permit. We have obtained the private school operating permit for this learning center on April 4, 2019. In addition, one of our learning centers in Shenzhen received a notification to obtain the required private school operating permit. However, as of the date of this prospectus, the local education authority in Shenzhen has temporarily suspended its acceptance of applications for private school operating permits. We will timely apply for such permit once the education authority begins to accept new applications. We have continued to operate these learning centers and have not received any further notice or sanction from the relevant government authorities as of the date of this prospectus. If we cannot obtain the relevant private school operating permits after submitting the relevant applications, we may be forced to cease operations at this learning center, subject to fines, be ordered to return the course and service fees collected and pay a multiple of the amount of returned course and/or service fees to the regulators as a penalty. We cannot assure you that our other learning centers without requisite permits or licenses will not be subject to similar penalties. In addition, if any of our current or future learning centers fails to receive or renew the requisite licenses, permits and approvals, make the necessary filings, or complete all requisite registrations, such learning center may also be subject to various penalties. These may include fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed serious by the regulators, the learning center may be ordered to return course and service fees collected and pay a multiple of the amount of returned course and/or service fees to regulators as a penalty or may even be ordered to cease operations. If this occurs, our business, results of operations and financial condition could be materially and adversely affected.

We may face risks and uncertainties in the licensing requirements of our online platform.

        Under the PRC laws and regulations, we may be required to obtain an Internet Content Provider permit, or ICP license, an audio or video program transmission license, an Internet culture permit, an online publishing services permit and a radio or television programs producing and distributing permit for the operation of our online education products. We have obtained the relevant ICP license, while we have not obtained the audio or video program transmission license, the Internet culture permit, the online publishing services permit and the radio or television programs producing and distributing permit. Although we have not received any material fines or other penalties from the relevant government authorities for such non-compliance in the past, if we are not able to comply with all applicable requirements, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations, any of which may materially and adversely affect our business, financial condition and results of operations.

We face risks associated with our franchised learning centers.

        A relatively small portion of our offline English training business is operated through franchisees. These franchisees are located in the PRC and have learning centers which are operated under our brands. These franchised learning centers account for a relatively small percentage of our overall business and financial performance. However, we are still subject to risks inherent to the franchise model and we have limited experience in operating the franchise model and dealing with such risks.

        Our control over the franchised learning centers is based on the contractual agreements we entered with our franchisees, which may not be as effective as direct ownership and potentially makes it difficult for us to manage the franchised learning centers. While we have some control over the operation of our franchised learning centers, nevertheless, we may not be able to fully and successfully monitor, maintain and improve the performance of the management and other staff at the franchised learning centers as these teaching staff carry out the training services and directly interact with students. In the event of any delinquent performance by the franchisees and their employees, we may suffer from business reduction as well as reputational damage. If the franchisees and/or their employees commit any unlawful or unethical conduct, we may suffer financial losses, incur liabilities and suffer reputation damage. We may also face the risk that our prospective franchisees may not want to adopt our stringent centralized management system, which may affect our franchise business development. For details on the expansion of our learning center network, see "Risk Factors—Risk related to Our Business and Industry—Failure to effectively and efficiently manage the expansion of our service network may materially and adversely affect our ability to capitalize on new business opportunities." Meanwhile, a franchisee may suspend or terminate its cooperation with us voluntarily or involuntarily due to various reasons, including, but not limited to, disagreement or dispute with us, or failure to maintain requisite approvals, licenses or permits or to comply with governmental regulations. A franchisee might also choose not to continue to cooperate with us after the expiration of the existing cooperation arrangement. We may not be able to find alternative ways to continue to provide the training services formerly covered by such franchisee, and our customer satisfaction, brand reputation and financial performance may be adversely affected.

We are dependent on our information systems, and if we fail to further develop our technologies, or if our systems, software, applications, database or source code contain "bugs" or other undetected errors, or encounter unexpected network interruptions, security breaches or computer virus attacks, our operations may be seriously distracted.

        The successful development and maintenance of our systems, software, applications and database, such as our management software and systems and student database, is crucial to the attractiveness of our education services and the management of our business operations. In order to achieve our strategic objectives and to remain competitive, we must continue to develop and enhance our technology. However, our efforts may prove to be unsuccessful. The performance and reliability of our online platform infrastructure, including our "Likeshuo" platform and other online systems we use for our business operations, are critical to our reputation and ability to retain students and increase student enrollment. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty or unavailability of accessing our websites and/or online courses by our students. In addition, our technology platform upon which our management systems and online programs operate, and our other databases, products, systems and source codes could contain undetected errors or "bugs" that could adversely affect their performance.

        Our computer networks may also be vulnerable to unauthorized access, hacking, computer viruses and other security breaches. A user who circumvents our security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Any interruption to our computer systems or operations could have a material adverse effect on our ability to retain students and increase student enrollment. Moreover, we may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

        Major risks involving our network infrastructure include:

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  breakdowns or system failures resulting in a prolonged shutdown of our servers, including those attributable to power shutdowns, or attempts to get an unauthorized access to our systems, which may cause any loss or corruption of data and malfunctions of the software or hardware;

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  disruption or failure in the national backbone network, which would make it impossible for visitors and students to log onto our websites;

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  damages from fire, flood, power loss and telecommunications failures; and

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  any infection by or spread of computer viruses.

        Any network interruption or inadequacy that causes interruptions in the availability of our websites, applications or other online platforms or deterioration in the quality of access to our websites, applications or other online platforms could reduce customer satisfaction and results in a reduction in the number of students using our services. If sustained or repeated, these performance issues could reduce the attractiveness of our websites, applications, other online platforms and course offerings. In China, almost all access to the Internet is maintained through state-controlled telecommunication operators. In many parts of China, the Internet infrastructure is relatively underdeveloped, and Internet connections are generally slower and less stable than in more developed countries. We cannot assure you that the Internet infrastructure in China will remain sufficiently reliable for our needs or ever develop and make available more reliable Internet access to our students and teachers.

        In addition, any security breach caused by hackings, which involve attempts to gain unauthorized access of or to cause intentional malfunctions of the information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment could cause a disruption in our services and leakage of personal data of our teaching staff and students. Inadvertent transmission of computer viruses could expose us to a material risk of loss of our course files or a litigation and possible liability, as well as damage to our reputation.

        Furthermore, increases in the volume of traffic on our websites could also strain the capacity of our existing computer systems, which could lead to slow responses or system failures. This would cause a disruption or suspension in our course offerings, which would damage our brands and reputation, and thus negatively affect our revenue growth. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if we anticipate that our systems cannot handle higher volumes of traffic in the future.

        To date, our information systems have not encountered any material error or technical issue that could have adversely affected or disrupted our operations. If we encounter errors or other service quality or reliability issues, or if we are unable to design, develop, implement and utilize information systems and the data derived from these systems, our ability to realize our strategic objectives and our profitability could be adversely affected, which, in turn may cause us to lose market share, harm our reputation and brand names, and materially adversely affect our business and results of operations.

Our historical financial and operating results are not indicative of our future performance and our financial and operating results are difficult to forecast.

        Our past results may not be indicative of future performance mainly due to the new businesses developed or acquired by us. Moreover, the results of operations of our Company may vary from period to period in response to a variety of other factors beyond our control, including general economic conditions and regulations or government actions pertaining to the private education service sector and the ELT sector in China, changes in consumers' spending on private education as well as non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

Our business and results of operations depend on our ability to maintain and/or raise the level of the course and service fees we charge.

        One of the most significant factors affecting our profitability is the course and service fees we charge. For the years ended December 31, 2016, 2017 and 2018, course and service fees derived from our business at our headquarters and self-operated learning centers, including revenue from the sale of goods, as well as our online English training courses delivered on the "Likeshuo" platform, constituted approximately 99.8%, 98.7% and 98.7% of our total revenue, respectively. The amounts of those fees we charge are primarily determined based on the demand of our offline students and online users for our English training services, our operating costs, our competitors' pricing level, our pricing strategy to gain market share and the general economic conditions in China. However, there can be no assurance that we will be able to maintain or raise the course fees and/or other fees we charge for our services in the future. Even if we are able to maintain or raise course fees and/or other fees we charge for our services, we cannot assure you that we will be able to attract prospective students to enroll in our courses at such increased fee rates. Our business, financial condition and operation results may be materially and adversely affected if we fail to maintain or raise the fee level or attract sufficient prospective students.

If we are unable to conduct our sales and marketing activities in a cost-effective manner, our results of operations and financial condition may be materially and adversely affected.

        In 2016, 2017 and 2018, our selling and marketing expenses amounted to RMB268.6 million, RMB373.1 million and RMB425.2 million (US$61.8 million), respectively, which mainly included advertising and promotion expenses and employee benefit expenses for our sales and marketing staff. There is no assurance that our sales and marketing activities will always be well received by students or result in the levels of sales that we anticipate. Furthermore, we cannot guarantee that we will always be able to improve the operational efficiency of our sales and marketing staff or we will be able to retain or recruit experienced sales staff, or efficiently train junior sales staff. In addition, marketing and branding approaches and tools in the ELT market in China are evolving, especially for mobile platforms. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry development and student preferences. Failure to refine our existing marketing and branding approaches in order to introduce new marketing and branding approaches in a cost-effective manner could reduce our market share, cause our revenue to decline and negatively impact our profitability. In addition, we utilize a broad mix of marketing and public relations programs, including social media platforms, to promote our products and services to prospective students. If advertising rates increase or if we become concerned that our customers deem certain marketing activity less appealing, or more intrusive or damaging to our brands, we may limit or discontinue the use or support of certain marketing sources or activities. Further, companies that promote our services may decide that we negatively impact their business or may make business decisions that in turn adversely impact us. For instance, if they decide that they want to compete directly with us, enter a similar business or exclusively support our competitors, we may no longer have access to their marketing channels.

        There is no assurance that our branding efforts will be successful or we are not inadvertently negatively impacting our brand recognition and reputation. If we are unable to maintain and further enhance our brand recognition and reputation and promote awareness of our platform and courses, we may not be able to expand or even maintain our current level of student base and fees as well as engage qualified teachers, and our results of operations may be materially and adversely affected. Furthermore, any negative publicity relating to our Company, our management, our courses, teachers and our other staff, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and results of operations.

If we fail to conduct our marketing activities in compliance with the advertisement regulations in China, our results of operations and financial condition may be materially and adversely affected.

        Under the Advertisement Law of the PRC, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations, or obtaining a degree or qualification certificate, or any express or implied guaranteed promise relating to education or training results; (ii) express or implied statement that the relevant examination agency or its personnel or any examination test designer will be involved in the education or training; and (iii) the use of the names or images of research institutes, academic institutions, education institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Publishing advertisements for education and training in violation of the provisions may be subject to order to cessation of the publishing of advertisements, eliminate the ill-effects within the corresponding and a fine of one to five times of the advertising fees, or may revoke the business licenses and approval documents for advertisement review.

        The PRC government has turned its attention toward greater regulation of advertising, and more recently of online advertising and issued the SAIC Interim Measures for the Administration of Internet Advertising, which came into effect on September 1, 2016. The new regulation clarifies what content is considered "Internet advertising," lays down rules for "publishers" of online advertisements, and outlines investigation measures and penalties for violators. In practice, any digital content placed on any online platform with the intent of promoting a product or service could be subject to the regulation. Given the ubiquity of online advertising in China, the regulations may have a widespread impact on the actions of advertisers and platform operators. The regulation identifies individual or corporate publishers who hold the responsibility of complying with the online advertising rules and are subject to penalties when in violation.

        The market recognition of our "Meten" brand has significantly contributed to our success. Maintaining and enhancing the reputation of our brands is critical to sustaining our competitive advantage. Our ability to maintain and enhance our brand recognition primarily depends on the perceived effectiveness and quality of our course offerings as well as the success of our marketing efforts. We have devoted significant resources to promoting our courses and brands in recent years, including marketing and advertising in both offline and online media channels. On April 23, 2018, Shenzhen Qianhai Meten Technology Co., Ltd., or Shenzhen Qianhai Meten, received a Decision on Administrative Penalty issued by the Shenzhen Market and Quality Supervision Committee Longgang

Market Supervision Administration, according to which Shenzhen Qianhai Meten has been given a warning and a fine of RMB200 for express or implied guaranteed promise relating to education or training results on its Tmall.com shop. We have taken various remedial measures as required by the authorities, such as deleting relevant advertisement and paying the fine on time. However, we cannot assure you we will not be subject to any other penalties or legal sanctions in the future for our advertisements. Our marketing efforts may not be successful or may negatively impact our brand recognition and reputation inadvertently if any government authority or competitor publicly alleges that any of our advertisements are misleading.

Our brand image, reputations, business and results of operations may be adversely impacted by our students' and teaching staff's misuse of our websites, applications and other online platforms, and in misconducts or other illegal or improper activities of our students, teachers, franchise partners, management personnel and other employees.

        Our websites, applications and other online platforms allow our teaching staff and students to engage in real-time communication. Because we do not have full control over how our teaching staff and students will use these platforms to communicate, our online platforms may from time to time be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. Although we are not aware of any material incidents on our platform and such incidents have not been covered by media reports or Internet forums, any such exposure or coverage could generate negative publicity about our brands and platform. We have implemented control procedures, such as training and sample auditing, and require our teaching staff not to distribute any illegal or inappropriate content and conduct any illegal or fraudulent activities on our platforms, but such procedures may not prevent all such content or activities from being posted or carried out. Moreover, as we have limited control over the real-time and offline behavior of our students and teaching staff, to the extent such behavior is associated with our platforms, our ability to protect our brand image and reputation may be limited. Our business and the public perception of our brands may be materially and adversely affected by misuse of our platform. In addition, if any of our students or teaching staff suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on our platform, we may face civil lawsuits or other liabilities initiated by the affected student or teaching staff, or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted on our platform or any negative media coverage about us, the PRC governmental authorities may intervene and hold us liable for non-compliance with the applicable PRC laws and regulations concerning the dissemination of information on the Internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the features and services provided on our platform. As a result, our business may suffer and our brand image, student base, results of operations and financial condition may be materially and adversely affected.

        Our brand image, reputation, business and results of operations may also be adversely affected by various misconducts and other illegal or improper activities of our franchisees, management personnel and other employees, such as intentionally failing to comply with government regulations, engaging in unauthorized activities and misrepresentation to our potential students during marketing activities, improper use of our students' and teaching staff's sensitive or classified information, making payments to government officials or third parties that would expose us to being in violation of laws. We cannot assure you that we will always be able to deter such misconducts, and the precautions we take to prevent and detect such activities may not be effective in preventing these activities or controlling the relevant risks or losses. Moreover, even if some of these misconducts and illegal or improper activities are not related to our business or the services provided by our franchisees, management personnel or other employees to us, they may nevertheless cause negative publicity about us and thereby, harm our brands and reputation.

We may not be able to achieve the benefits we expect from recent and future acquisitions, and recent and future acquisitions may have an adverse effect on our ability to manage our business.

        As part of our business strategy, we have pursued and intend to continue to pursue selective strategic acquisitions of businesses that complement our existing businesses. For example, in June 2018, we acquired 80% equity interest in ABC Education Group, an English language training service provider. Acquisitions expose us to potential risks, including risks associated with the diversion of resources from our existing businesses, difficulties in successfully integrating the acquired businesses, failure to achieve expected growth by the acquired businesses and an inability to generate sufficient revenue to offset the costs and expenses of acquisitions. If the revenue and cost synergies that we expect to achieve from our acquisitions do not materialize, we may have to recognize impairment charges.

        In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to negotiate the terms of the acquisition or investment successfully, finance the proposed transaction or integrate the relevant businesses into our existing business and operations. Furthermore, as we often do not have control over the companies in which we only have minority stake, we cannot ensure that these companies always will comply with the applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harm to our reputation and the value of our investments.

        If any one or more of the aforementioned risks associated with acquisitions or investments materialize, our acquisitions or investments may not be beneficial to us and may have a material adverse effect on our business, financial condition and results of operations.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or failure to comply with the applicable PRC property laws and regulations regarding certain of our leased and owned premises could materially and adversely affect our business.

        We lease a significant number of properties from third parties. As of the date of this prospectus, we leased 172 properties with a total gross floor area of approximately 114,620.58 square meters, which were or will be primarily used by our self-operated learning centers, and owned 18 properties with a total gross floor area of approximately 1,537.1 square meters, which were primarily used as one of our self-operated learning centers. The leased properties were maintained by our landlords. Accordingly, we are not in a position to effectively control the quality, maintenance and management of these buildings. In the event the quality of the buildings deteriorates, or if any or all of our landlords fail to properly maintain and renovate such buildings in a timely manner or at all, our business operations could be materially and adversely affected. In addition, if any of our landlords terminates the existing lease agreements, refuses to renew the lease agreements when such lease agreements expire, or increase the rent to a level that is unacceptable to us, we will be forced to look for alternative locations for our self-operated learning centers. We may not be able to find suitable premises for such relocation without incurring significant time and costs, and there is no guarantee that we may be able to find suitable premises for relocation or at all. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected. Moreover, if our use of the leased premise is challenged by the relevant government authorities for lack of fire inspection, we may be further subject to fines and also be forced to relocate the affected learning centers and incur additional expenses. If any of the above events occurs, our business, results of operations and financial condition could be materially and adversely affected.

        We have not been able to receive from the lessors of some of our leased properties copies of the title certificates or proof of authorization to lease the properties to us. As of the date of this prospectus, we were not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, while we do not expect to be subject to any fines or penalties, we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation, or we may not be able to find suitable premises for relocation at all.

        Under the applicable PRC laws and regulations, the parties to a lease agreement are required to register and file the executed lease agreement with the relevant government authorities. As of the date of this prospectus, most of the lease agreements for the leased properties that we occupy had not been registered or filed. While the failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, the relevant real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000. While we have not been subject to any penalties or disciplinary action related to the failure to register our lease agreements, we cannot assure you that we will not be subjected to penalties or other disciplinary actions for our past and future non-compliance.

        We currently and may in the future occupy premises for which we have paid the purchase price but have not obtained titles. If we are unable to obtain titles to the properties, we may not be able to get a full refund on our purchase price and may have to relocate and incur additional expenses relating to such relocation, or we may not be able to find suitable premises for relocation at all.

        Therefore, the failure to comply with the applicable PRC property laws and regulations regarding certain of our leased and owned premises may cause us to make relocations and be subject to fines and suspension of business, which may materially and adversely affect our business, financial condition and results of operations.

Higher labor costs may adversely affect our business and our profitability.

        Labor costs in China have risen in recent years as a result of social development and increasing inflation in China. As of December 31, 2018, we employed 5,270 full-time staff and labor costs constituted a major portion of our total cost of revenues, reaching 60.2%, 62.9% and 63.1% of our total cost of revenues in 2016, 2017 and 2018, respectively. The increase in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. As our businesses have been continuing to expand in recent years, the absolute amounts of our labor costs in the regions where we operate have also been increasing and could continue to increase. If labor costs in these regions continue to increase, our operating costs will increase. We may not be able to pass on these increased costs to our customers by increasing the fees of our courses in light of competitive pressure in the market. In such circumstances, our profit margin may decrease, which could have an adverse effect on our business, financial condition and results of operations.

We have limited experience in operating some of our newer service offerings.

        We currently offer a comprehensive service portfolio, including our offline general adult English training, junior English training, overseas training services and online English training. We are constantly upgrading and plan to develop new services to expand our business and student base. For example, we have started to offer our offline junior English training in 2018. We have expanded our offerings through internal development and external investments. However, some of our new service offerings have not generated significant or any profit to date, as we have limited experience responding quickly to changes and competing successfully for certain of these new areas. In addition, newer offerings may require more financial and managerial resources than what is available. Furthermore, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent offerings. The operation results of new services may also vary from period to period in response to a variety of factors beyond our control, and we may not be able to achieve our expected profitability and performance of these new service offerings.

Course and service fee refunds or potential refund disputes may negatively affect our cash flow, financial condition, and reputation.

        We have different course and service fee refund policies for our students depending on the time of their enrollment and we are subject to certain conditions and restrictions in the service contract between us and each of our students. For details of our refund policies, see "Business—Pricing and Refund Policies." When calculating gross billings for a specific period, we deduct the total amount of refunds from the total amount of cash received for the sale of course packages for such period.

        In 2016, 2017 and 2018, we had made RMB71.7 million, RMB131.2 million and RMB154.1 million (US$22.4 million) of refund payments, respectively. For the same periods, our course withdrawal rate, which is determined as the amount of refunds we issued as a percentage of the total amount of gross billings for the relevant period, was 6.9%, 9.1% and 10.2%, respectively. Our course withdrawal rate increased in 2017 and 2018 mainly due to our implementation of a new refund policy that allowed students to request refunds unconditionally during the first 20 days of enrolling in an offline general adult English training program, and partially because we introduced new curriculums at certain of our learning centers in 2018, which led to an initially adverse student reception. We believe the implementation of the unconditional refund period for the general adult English training business will improve our students' overall experience with our services. Additionally, the number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation, student dissatisfaction with our teaching quality and our course and educational content offerings, privacy concerns relating to our online platforms, negative publicity regarding us or online ELT in general, and any change or development in the PRC laws and regulations with respect to course fees charged by online education providers like us. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our gross billings, net revenue, liquidity and financial condition. A high volume of refund applications and refund disputes may also generate negative publicity that could harm our reputation. We have experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between us and our students, which may significantly harm our brand names and divert our attention from operating our business.

We offer an installment payment arrangement to our students, which may adversely affect our business, results of operations and operating cash flow if students participating in such scheme decide not to complete the course(s) they have registered and request refund from us, or if such arrangement is found to be in violation of any existing or future laws and regulations in China or otherwise subject to negative publicity.

        In order to provide a more convenient and flexible payment method for students, we have cooperated with accredited third-party financial institutions in China to set up an installment payment arrangement through which students can pay for the courses and/or services we offer in several pre-determined installments during the course of the contract period. Under such arrangement, a third-party financial institution provides an interest-free loan to a student and remits the course/service fee to us on behalf of the borrowing student to complete his/her purchase of the relevant course. The borrowing student is obligated to repay the loan in pre-agreed installments over a period ranging from six months to 24 months to the financial institution. A transaction fee associated with the installment payment arrangement typically ranges from 4.4% to 10.8% of the total amount of such loan, depending on the length of the installment period, which was generally withheld by such financial institution prior to remitting the course/service fee to us. In 2018, approximately 42.2% of our total gross billings have been paid through such installment payment arrangement. There is an inherent uncertainty relating to such arrangement compared to a lump sum upfront payment scheme as students under the installment payment arrangement are more prone to cease to continue to take classes during the contract period that they had initially registered. In 2018, the course withdrawal rate, which is equal to the amount of refunds we issued in a specific period of time as a percentage of the sum of the amount of gross billings and the amount of refunds for such period, of the students who participated in such installment arrangement was approximately 13.2%, and the course withdrawal rate of the students who provided lump sum upfront payments was approximately 7.8%, excluding students of ABC Education Group, which we acquired in June 2018. When we receive refund requests from our students we typically determine the eligibility of and amounts of refund entitled by such students in accordance with our existing refund policies. Once we determine a student to be eligible for refund, we generally provide the entire amount of refund to him/her directly. For details of our refund policies, please see "Business—Pricing and Refund Policies." In the event more students who participate in the installment payment arrangement decide not to complete their registered course(s) for any reason, we may be required to provide large sums of refund to these students, which may materially and adversely impact our business, results of operations and operating cash flow. Thus, our business and results of operations could be materially and adversely affected.

        In addition, the PRC government has tightened the regulation of consumer credit transactions in recent years. For example, the PRC government has prohibited any entity that is not a licensed commercial bank or policy bank in China to provide any loan to students registered in universities in China. The Notice on Regulating and Rectifying "Cash Loan" Business, or Circular 141, also prohibits online lending information intermediaries from facilitating loans with no designated purpose. While we did not provide any loan to our students directly, we cannot assure you that the relevant PRC government authorities will not impose additional restrictions on consumer credit transactions in the future that will render our existing installment payment arrangement illegal. In such case, we may have to cease such arrangement, which could adversely affect our student recruitment efforts, and we may be subject to penalties. In addition, there has been negative publicity about similar arrangement offered by other ELT service providers in China, and we cannot assure you that we will not be subject to similar negative publicity regarding our installment payment arrangement in the future, which may materially and adversely affect our brands, reputation and business.

        In addition, since students who participate in the installment payment arrangement generally enter into separate financing arrangements with certain third-party financial institutions whom we have no control over, we may not be able to ensure that these students will have a pleasant or satisfactory experience dealing with such financial institutions. In the event the students are dissatisfied with any aspect of the services provided by such financial institutions, our reputation and business prospects could be adversely affected.

We face risks in relation to the entrusted loan arrangement we utilized in the past.

        We previously had an entrusted loan arrangement in place with certain financial institutions, which we terminated in February 2017, to facilitate installment payments of course fees by our students.

Under such arrangement, the loans lent by the financial institutions to the borrowing students were generally funded by us. See "Management Discussion and Analysis of Financial condition and Results of Operations—Results of Operations."

        According to the Lending General Provision promulgated by the People's Bank of China, or the PBOC, a loan refers to the funds provided by a lender to a borrower which shall be repaid in both principal and interests in accordance with the interest rate and duration as contracted. Enterprises are prohibited from carrying out borrowing and lending or financial activities relating to borrowing and lending in a disguised manner in violation of the relevant regulations. In a case where enterprises engage in borrowing and lending or borrowing and lending in a disguised manner without authorization, the PBOC may impose a fine on the lending party in an amount equal to one to five times of the illegal proceeds generated from the lending activity, and such activity shall be prohibited by the PBOC. According to the Law of Administrative Penalty of the PRC, where an illegal act is not discovered within two years of its occurrence, administrative penalties shall no longer be imposed. We had terminated the entrusted loan arrangement in February 2017 and disposed all related assets as of December 31, 2017. As a result, such activity was deemed to be ceased on December 31, 2017 and all illegal proceeds generated from such activity from the date that was two years prior to the date of this prospectus until December 31, 2017 may be subject to potential fine by the PBOC. As of February 28, 2017, being the last day of the fiscal month that we terminated the entrusted loan arrangement, the outstanding amount of loans lent by the financial institutions that we had funded was approximately RMB35.5 million (US$5.5 million). Although we had terminated the entrusted loan arrangement in February 2017 and disposed all of the related assets as of December 31, 2017 and we have not been fined by the PBOC in connection with such arrangement as of the date of this prospectus, we cannot assure you that the PBOC will not impose a fine on us based on the arrangement we had in place with certain financial institution in the past. In the event the PBOC penalizes us for such past arrangement, while our co-founders have undertaken to indemnify us for any and all penalties and/or fines imposed on us by the PBOC in connection with our entrusted loan arrangement, our business and reputation may be adversely affected.

Our results of operations are subject to seasonal fluctuations.

        The PRC offline ELT industry generally experiences seasonality, reflecting a combination of traditional education industry patterns and new patterns associated with the online platform in particular. Seasonal fluctuations have affected, and are likely to continue to affect, our business. In general, the offline ELT industry experiences lower growth of gross billings in the first quarter of each calender year due to the Chinese New Year holiday, and our industry enjoys higher growth of gross billings in the third quarter during the summer months as some of our students are generally on summer holiday and have more time to take English language training courses. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth. Our financial condition and results of operations for future periods may continue to fluctuate due to seasonality of our business. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

Failure to protect confidential information of our students and teaching staff against security breaches could damage our reputation and brands and substantially harm our business and results of operations.

        A significant challenge to the offline and online ELT industry is the secure storage of confidential information and its secure transmission over public networks. All purchases of our course packages are made by our students and/or their parents through our learning centers, websites and mobile applications. In addition, online payments for our course packages are settled through third-party online payment services. Maintaining complete security for the storage and transmission of confidential information on our technology platform, such as student names, personal information and billing addresses, is essential to maintaining student confidence.

        We have adopted security policies and measures to protect our proprietary data and student information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold as a result of our students' visits to our website and use of our mobile applications. Such individuals or entities obtaining our students' confidential or private information may further engage in various other illegal activities using such information. Any negative publicity on our website's or mobile applications' safety or privacy protection mechanisms and policies, and any claim asserted against us or fine imposed upon us as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations.

        Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet and mobile platforms have recently come under increased public scrutiny. Increased regulation by the PRC government of data privacy on the Internet is likely and we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information that could affect how we store and process the data of our teaching staff and students. We generally comply with industry standards and are subject to the terms of our own privacy policies. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our students. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

        Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other student data, could cause our students to lose trust in us and could expose us to legal claims and liabilities. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online education services generally, which may negatively impact our business prospects.

If we fail to develop or adopt new technologies to effectively meet challenges from changing consumer requirements, emerging standards in the industry or mobile operating systems, or if our efforts to invest in the development of new technologies are unsuccessful our business may be materially and adversely affected.

        The ELT industry is characterized by rapid technological changes in the teachers' and students' requirements and preferences, frequent introduction of new courses or services utilizing new technologies and the emergence of new standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend in part on our ability to identify, develop, acquire or license leading technologies useful to our business, and respond to technological advances and emerging industry standards and practices, such as mobile Internet, in a cost-effective and timely way. The development of websites, mobile applications and other proprietary technologies entails significant technical and business risks. We cannot assure you that our existing technologies can always stay competitive or that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile applications, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing technological standards, market conditions or customer requirements, whether for technical, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

        In addition, purchases using mobile devices by consumers generally, and by our customers specifically, have increased, and we expect this trend to continue. To optimize the mobile shopping experience, we are somewhat dependent on our customers downloading our specific mobile applications for their particular devices as opposed to accessing our websites from an Internet browser on their mobile devices. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for there alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and results of operations could suffer if we experience difficulties in integrating our mobile applications into mobile devices in the future, if problems arise with our relationships with providers of mobile operating systems or mobile applications download stores, if our applications receive unfavorable treatment compared to competing applications on the download stores, or if we face increased costs to distribute or have customers using our mobile applications. We are further dependent on the interoperability of our websites with popular mobile operating systems that we do not control, such as iOS and Android operating systems, and any changes in search systems that degrade the functionality of our websites or give preferential treatment to competitive products could adversely affect the usage of our websites on mobile devices. In the event that this is more difficult for our customers to access and use our website on their mobile devices, or if our customers choose not to access or to use our websites on their mobile devices or to use mobile products that do not offer access to our websites or mobile applications, our business, financial condition and results of operations may be adversely affected.

Accidents or injuries suffered by our students and other people on our premises may adversely affect our reputation, business operation and financial performance.

        We do not have any insurance for our students or other people at our learning centers. In the event of accidents, injuries or other harm to students or other people on our premises, including those caused by and arising from the actions of our employees at our learning centers and/or our other premises, our facilities may be perceived to be unsafe, which may discourage prospective students from attending our courses and we may face lawsuits. Our students may also hurt themselves or other persons due to psychological pressure. We could also face claims alleging that we were negligent or provided inadequate supervision to our employees and therefore should be held jointly liable for harm caused by then or are otherwise liable for injuries suffered by our students or other people on our premises. A liability claim, even if unsuccessful, against us or any of our employees could adversely affect our reputation, enrollment and revenue, causing us to incur substantial expenses and divert the time and attention of our management.

We may not maintain adequate insurance, which could expose us to significant costs and business disruption.

        The insurance industry in China is still at an early stage of development. In particular, PRC insurance companies offer limited business insurance products to education service providers. We do not have key employee insurance, business liability insurance or business disruption insurance to cover our operations, which we believe is consistent with customary industry practice in China. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. In addition, we do not maintain any insurance policies covering risks including loss and theft of and damages to our servers or other technology infrastructure. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or technology infrastructure could result in substantial costs and diversion of resources for us and could adversely affect our financial condition and results of operations.

If we fail to prevent the loss or misappropriation of, or disputes over, our intellectual property rights, our brands and business may suffer.

        We consider our copyrights, trademarks, trade names, Internet domain names, patents and other intellectual property rights invaluable to our ability to continue to develop and enhance our brand recognition. Unauthorized use of our intellectual property rights may damage our reputation and brands. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, the measures we take to protect our intellectual property rights may not be adequate to prevent unauthorized uses. In addition, preventing infringement on or misuse of intellectual property rights could be difficult, costly and time-consuming in China. The practice of intellectual property rights enforcement action by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. For example, third parties may obtain and use our intellectual property without due authorization, particularly in China. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management's attention and resources and could disrupt our business. There is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our brand names and reputation, and our business, financial condition and results of operations.

We may encounter infringement disputes from time to time relating to our use of intellectual properties of third parties.

        We cannot assure you that our offline English training courses and marketing materials, online English training courses, products, platforms and applications or other intellectual property developed or used by us do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. We have adopted policies and procedures to prohibit our employees and contractors from infringing upon third-party copyright or intellectual property rights. However, we cannot assure you that our teachers or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes, on our websites, at any of our locations or via any medium through which we provide our programs. Our users may also post unauthorized third-party content on our websites. We may incur liability for unauthorized duplication or distribution of the materials posted on our websites or used in our classes. We have been involved in claims against us alleging our infringement of third-party intellectual property rights and we may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation, harm our reputation, divert our management attention and resources and subject us to substantial financial harm.

A certain number of our self-operated learning centers and our owned properties are not in compliance with fire safety regulations.

        Our self-operated learning centers are mainly located on properties leased by us from third parties. We generally make decoration work to the leased properties to meet our business operational needs. According to the relevant PRC laws and regulations, our decoration work falls within the scope of construction work. If the investment amount of such construction work exceeds RMB300,000 and the gross floor area is more than 300 square meters, the records of the fire safety design and the completion inspection must be filed with the competent fire safety authorities after the decoration work obtains the relevant construction permit and passes the completion inspection. See "Regulations—Regulations on Fire Safety" for further details on the fire safety regulations applicable to our business premises. As of the date of this prospectus, we had leased and put into use 148 business premises for our self-operated learning centers, and we have complied with the foregoing fire safety design and filing requirements with respect to 137 of these premises. As of the date of this prospectus, 11 leased properties comprised of 10 of our self-operated learning centers (including one learning center under the "ABC" brand) currently in use had not completed the filing of fire protection design and completion inspection record. Additionally, we owned premises that were used as space for one of our self-operated learning centers with a total gross floor area of approximately 1,289.98 square meters, and we have not completed the filing of fire protection design and completion inspection record for such properties as of the date of this prospectus. These 11 self-operated learning centers contributed to approximately 6.0% to our gross billings in 2018.

        In case of failure to complete the foregoing procedures, the competent fire safety authorities in the PRC can order rectifications within a specified period of time, impose a fine of less than RMB5,000 per property, and order the stoppage of use. We have been fined for such violations in the past for an immaterial amount, and we cannot assure you that we will not be fined in the future for past and future violations. In the case of failure to rectify, such authorities can order stoppage of construction and use and suspension of business, and impose a fine of more than RMB30,000 and less than RMB300,000. If we cannot complete the filing of fire protection design and completion inspection according to the relevant requirements, we may be subject to a fine or may be ordered to make rectification within a specified period of time or suspend our operation on the affected properties. In addition, according to Circular 10, if we cannot meet the requirements of the fire safety standards, the relevant training qualifications could be revoked by the government authorities. If complying with fire safety regulations would require us to terminate or break our existing leases, we may be liable for any associated termination or breakage costs in addition to the costs of relocation, renovation and decoration. It may also disrupt our scheduled courses and force us to postpone or cancel some courses and refund the related course fees, all of which could materially and adversely affect our business, financial condition and results of operations.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

        Pursuant to the PRC laws and regulations, we are required to participate in various social insurance benefit plans for our employees, whether PRC nationals or foreign citizens, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance and maternity insurance. We are also required to participate in housing provident fund plan for our PRC national employees. We are required to contribute to the plans in amounts equal to certain percentages of the salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our business. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in various locations. In some locations where we operate, consistent with local practices, we did not strictly follow the laws and regulations relating to participating in various social insurance benefit plans for our PRC national employees, including housing provident fund. We also did not make full contribution of our foreign employees' social insurance, which was mainly due to an administrative oversight and unfamiliarity with the relevant laws and regulations of our staff in charge. While we have not faced any penalty or disciplinary action in the past, our failure in making contributions to various employee benefit plans and in complying with the applicable PRC labor-related laws may subject us to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

        We cannot assure you that our employees will not complain to the relevant authorities by reporting our failure to make contributions to the social insurance plans. Moreover, we cannot assure you that the relevant local government authorities will not require us to pay the outstanding amount within a prescribed time or impose penalties or overdue fines on us, which may in turn adversely affect our financial condition and results of operations.

Certain of our teachers do not possess teaching qualifications, which may be subject to penalty under the relevant PRC laws and regulations. Our failure to comply with these requirements may result in material and adverse effect on our business, results of operations and prospects.

        Under the relevant PRC laws and regulations, teachers of all types of schools and other education institutions are required to obtain teacher qualification certificates or other relevant professional skill qualifications, although the definition or scope of the relevant professional skill qualifications is not explicitly stated in the relevant PRC laws and regulations. If teachers are employed in violation of such regulations, the examination and approval authorities or other relevant government departments will order the schools and other education institutions to make corrections within a specified period of time and give a warning in accordance with the applicable laws and regulations. If there is income generated from teachers without teaching qualifications, the illegal income will be confiscated. In the event the circumstances are deemed serious by the relevant government authorities, student enrollment will be ordered to stop and the school license will be revoked. As of the date of this prospectus, a substantial majority of our teachers did not possess any teaching qualifications or relevant professional skill qualifications. As of the date of this prospectus, we have not received any notice or warning or been subject to any penalties or disciplinary action from government authorities due to the lack of teaching licenses of our teachers. As advised by our PRC counsel, the current PRC laws and regulations remain unclear as to whether our teachers are required to obtain and hold teaching licenses. However, we cannot assure you that the relevant PRC government authorities will not take a contrary view and impose penalties, fines or other disciplinary action for our past or future non-compliance.

We cannot assure you that we will not be subject to liability claims for any inaccurate or inappropriate content in our training programs, which could cause us to incur legal costs and damage our reputation.

        We develop the content for our English training programs ourselves or through partnerships with third parties. We cannot assure you that there will be no inaccurate or inappropriate materials included in our training programs or the materials we obtain from our third-party partners. In addition, our mock examination questions designed internally based on our understanding of the relevant examination requirements may be investigated by the regulatory authorities. Therefore, we may face civil, administrative or criminal liability if an individual or corporate, governmental or other entity believes that the content of any of our training programs violets any laws, regulations or governmental policies or infringes upon its legal rights. Even if such claim were not successful, defending it may cause us to incur substantial costs including the time and attention of our management. Moreover, any accusation of an accurate so inappropriate conduct could lift to significant negative publicity, which could harm our reputation and future business prospects.

We may be involved in legal and other disputes and claims arising out of our operations from time to time.

        We may, from time to time, be involved in disputes with and subject to claims by parents and students, teachers and other school personnel, and other parties involved in our business. We cannot assure you that when legal actions arise in the ordinary course of our business, any of the legal actions will be resolved in our favor. We are subject to uncertainties as to the outcome of such legal proceedings and our business operations may be disrupted. Legal or other proceedings involving us may, among others, result in us incurring significant costs, divert management's attention and other resources, negatively affect our business operations, cause negative publicity against us or damage our reputation, regardless whether we are successful in defending such claims or proceedings. Our business, financial condition and results of operations may be materially and adversely affected as a result.

We may be adversely affected by any negative publicity concerning us, our business, founders, shareholders, affiliates, directors, senior management and employees, as well as our third-party commercial partners and the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

        Negative publicity about us, our business, founders, shareholders, affiliates, directors, senior management, teachers and other employees, as well as our third-party commercial partners and the industry in which we operate, can harm our operations. We have been exposed to negative publicity concerning, among other things, refund disputes, administrative penalties, alleged improper or misleading statements made in our sales and marketing activities in the past and actions of our founders and directors and members of our senior management. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

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  misconduct, alleged or otherwise, or other improper activities committed by our founders, students or our directors, shareholders, senior management, affiliates, teaching staff and other employees, including misrepresentation made by our employees to prospective students during sales and marketing activities;

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  false or malicious allegations or rumors about us or our founders, directors, shareholders, senior management, affiliates, teaching staff and other employees, as well as our students;

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  complaints by our students about our education services and sales and marketing activities;

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  course fee refund disputes between us and our students or administrative penalties;

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  security breaches of our student's or employee's confidential information;

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  employment-related claims relating to alleged employment discrimination, wage and hour violations; and

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  governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

        We may also be exposed the risk of the misconduct of our third party commercial partners that any negative publicity and claims asserted against our third party commercial partners or fines imposed upon them as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations.

        In addition to traditional media, there has been an increasing use of social media and similar platforms in China, including instant messaging applications, such as WeChat, social media websites and other forms of Internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

We are subject to regulatory inspections, examinations, inquiries and audits, and future sanctions, fines and other administrative penalties resulting from such inspections and audits could materially and adversely affect our business, financial condition and results of operations.

        We are subject to certain regulation and supervision from the PRC government authorities. These relevant regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting our operations, including tax policies. Moreover, these relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. We have in the past been subject to tax penalties concerning certain of our subsidiaries, and we cannot assure you that we will not face similar or other administrative fines or penalties concerning our operations or our subsidiaries.

Preferential tax treatment currently available to us could be discontinued or reduced.

        In accordance with the Circular on Income Tax Policies for Further Encouraging the Development of Software Industry and Integrated Circuit Industry effective on January 1, 2011, Shenzhen Meten was recognized as a software enterprise, which means it is entitled to be exempt for the first and second year and shall be levied thereon at half of the statutory rate of 25% for the third through fifth year thereafter from January 1, 2015 to December 31, 2019. However, we cannot assure you that we will be able to continue to enjoy any further preferential tax treatment when the certificates expire, or that we will be able to pass the required assessment to qualify for preferential tax treatment. In 2017, Shenzhen Meten did not qualify as a software enterprise, which resulted in the loss of the preferential tax treatment for such year. If there is any discontinuation or reduction of the preferential tax treatment we enjoy, our business, results of operations and financial condition could be materially and adversely affected.

Our co-founders have significant influence over our Company and their interests may be not aligned with the interest of our other shareholders.

        Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo are our co-founders who directly are entitled to exercise approximately 93.1524% of voting power at the general meetings of our Company in the aggregate as of the date of this prospectus. Upon completion of this offering (assuming no shareholders exercise their rights to purchase additional shares of ADSs), Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo will be directly entitled to exercise          % voting power at the general meetings of our Company in the aggregate. Although the co-founders are not entitled to unilaterally amend our corporate governance and organizational documents, Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo will, through their voting power at the shareholders' meetings and their delegates on the board of directors, have significant influence over our business and affairs, including the decisions in respect of mergers or other business combinations, acquisitions or disposition of assets, issuance of additional shares or other equity securities, timing and amount of dividend payments, and our management. Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo may not act in the best interests of our minority shareholders. In addition, without the consent of Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo, we could be prevented from entering transactions that could be beneficial to us. The concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for the shares as part of a sale of our Company and may significantly reduce the price of our ADSs. In addition, while our Company may not currently be considered a "controlled company" pursuant to NYSE rules, the concentration of voting power among our co-founders could result in our Company becoming a "controlled company" at any time in the future. If we become a "controlled company," we are permitted to elect to rely on certain exemptions from corporate governance rules. In such case, you may not have the same protection afforded to shareholders of companies that are subject to those corporate governance requirements.

We have granted options, and we may continue to grant options under our share incentive plans, which may result in increased share-based compensation expenses.

        In January 2013, Shenzhen Meten adopted the 2013 Plan and we adopted the 2018 Plan in December 2018, which replaced the 2013 Plan, and rolled over the awards granted under the 2013 Plan with the same amount and terms. In April 2019, we adopted the 2019 Equity Incentive Plan, or the

2019 Plan, which will become effective upon completion of this offering. Upon the effectiveness of the 2019 Plan, we will no longer grant any awards under the 2018 Plan. Outstanding awards granted under the 2018 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2013 Plan and 2018 Plan is 20,085,242. As of the date of this prospectus, options to purchase 13,215,306 ordinary shares have been granted and outstanding under the 2018 Plan. The maximum number of ordinary shares that may be issued under the 2019 Plan is 6,869,936 which represents            shares that have been reserved but not alloted under the 2018 Plan. The number of shares available for issuance under the 2019 Plan shall automatically increase on the first trading day in January of each calendar year during the ten-year term of the 2019 Plan commencing from the calendar year beginning January 1, 2020, by an amount equal to the lesser of (i) 1% of the total number of shares issued and outstanding measured as of the last trading day of the immediately preceding calendar year; and (ii) such number of shares as may be determined by our board of directors, but in no event shall any such increase exceed 4,000,000 shares. The options granted under the 2018 Plan are dependent on meeting the conditions of the 2018 Plan's exercisability event which includes the completion of the offerings of ADSs or change of control. Share-based compensation costs are measured on the grant date. The compensation expense in connection with the shares awarded to employees is recognized using the straight-line method over the requisite service period.

        As of December 31, 2018, the unrecognized compensation expenses related to the non-vested share options amounted to approximately RMB24,021, which will be recognized over the remaining requisite period. Expenses associated with share-based compensation awards granted under our share incentive plans may materially reduce our future net income. However, if we limit the size of grants under our share incentive plans to minimize share-based compensation expenses, we may not be able to attract or retain key personnel.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

        Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the year ended December 31, 2018, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting as well as other control deficiencies as of December 31, 2018, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or the PCAOB.

        The material weaknesses identified relate to (i) our lack of sufficient number of finance and accounting personnel or sufficiently trained finance and accounting personnel, as well as comprehensive accounting policies in accordance with U.S. GAAP financial reporting; and (ii) our internal control policy does not have a proper approval mechanism, and our lack of internal controls on performing periodic reviews of user accounts and their level of authorization in the financial systems. We plan to implement a number of measures to remedy these material weaknesses and the other control deficiencies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting." We have also adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied.

        Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the year ending December 31, 2020. In addition, once we cease to be an "emerging growth company" as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

        During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

The audit report included in this prospectus is prepared by auditors who are not fully inspected by the Public Company Accounting Oversight Board, and as such, you are deprived of the benefits of such inspection.

        Our independent registered public accounting firm issues the audit report included in this prospectus filed with the Securities and Exchange Commission, or the SEC. As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our independent registered public accounting firm is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where PCAOB is currently unable to conduct full inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

        Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of full PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor's audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

        The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms' failure to meet specific criteria set by the SEC, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

        Beginning in 2011, the Chinese affiliates of the "big four" accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in China, the SEC and PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the "big four" accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in China, had to be channeled through the China Securities Regulatory Commission, or CSRC.

        In late 2012, this impasse led the SEC commencing administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge made an initial decision to impose penalties on the firms, including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC took place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to follow a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC has authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm's performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

        In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in their financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding China-based, U.S.-listed companies, including our Company, and the market price of our ADSs may be adversely affected.

        If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the United States.

Any natural catastrophes, severe weather conditions, health epidemics and other extraordinary events could severely disrupt our business operations.

        The occurrence of natural catastrophes such as earthquakes, floods, typhoons, tsunamis or any acts of terrorism may result in significant property damages as well as loss of revenue due to interactions in our business operations. As we store books and course materials at our premises, there is a risk that these products and our promises may be damaged or destroyed by fire and other natural calamities. Any disruption of electricity supply or any outbreaks of fire or similar calamities at our premises may result in the breakdown of our facilities and the disruption to our business. Health epidemics such as outbreaks of avian influenza, severe acute respiratory syndrome (SARS) or the influenza A (H1N1), and severe weather conditions such as snowstorm and hazardous air pollution, as well as the government measures adopted in response to these events, could require the temporary closure of our learning centers. In addition, any occurrences of such natural catastrophes, severe weather conditions, health epidemics and other extraordinary events may result in the postponement or rescheduling of examinations for which we provide courses, which may in turn have an adverse impact on our revenue and performance.

        Furthermore, our ability to conduct live-streaming lectures and provide other online education services depends on the continuing operation of our technology systems, which is vulnerable to damage or interruption from natural catastrophes and other extraordinary events. In addition, any fire or other calamity at the facilities of our third-party service providers that host our servers could severely disrupt our ability to deliver our online courses. Our disaster recovery planning cannot account for every conceivable possibility. Any damage or failure of our technology system could result in interruptions in our services, and our brands could be damaged if students believe our systems are unreliable. Such disruptions could severely interfere with our business operation and adversely affect our results of operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

        Currently, the PRC laws and regulations do not explicitly impose restrictions on foreign investment in education services in China. However, some local government authorities in the PRC have adopted different approaches in granting licenses and permits (particularly, imposing more stringent restrictions on foreign-invested entities) for entities providing education services. In some areas, local government authorities do not allow foreign-invested entities to establish private schools to engage in the ELT services, other than in the forms of Sino-foreign cooperative schools or international schools. Under current PRC laws, the foreign contributors of Sino-foreign cooperative schools shall be foreign education institutions such as universities or colleges instead of foreign companies. As a foreign company, we are not qualified to run Sino-foreign cooperative schools in China. Due to these restrictions, we operate our offline and online ELT business in China primarily through our affiliated entities. We entered into a series of contractual arrangements with Shenzhen Meten and Shenzhen Likeshuo and their shareholders, respectively. Our affiliated entities are the entities that hold certain licenses and permits relating to the offline and online ELT business in China. We have been and expect to continue to be dependent on our affiliated entities to operate our business. See "Corporate History and Structure" for more information.

        As advised by our PRC counsel, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above-mentioned contractual arrangements comply with the current or future PRC laws or regulations. The PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain any of the required licenses and permits, the relevant PRC regulatory authorities including the MOE, which regulates the education industry in the PRC, the Ministry of Commerce, or the MOFCOM, which regulate the foreign investments in China, the MCA, which regulates the registration of non-profit private schools in the PRC after the Amended Private Education Promotion Law became effective, and the SAIC, which regulates the registration and operation of for-profit private schools in the PRC after the Amended Private Education Promotion Law became effective, would have broad discretion in dealing with such violations, including:

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  revoking the business licenses and operating permits held by Zhuhai Meten and Zhuhai Likeshuo and their respective subsidiaries, or our other PRC subsidiaries, and/or our affiliated entities;

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  discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and our affiliated entities;

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  limiting our business expansion in China by way of entering into contractual arrangements;

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  confiscating the income of our affiliated entities;

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  imposing fines, penalties or other requirements with which we, our PRC subsidiaries, or affiliated entities may not be able to comply;

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  requiring us to restructure the relevant ownership structure or operations, terminate the contractual arrangements with our VIEs or deregister the pledges on the equity interest in our VIEs, which in turn would affect our ability to consolidate, derive economic interest from or exert effective control over our VIEs;

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China; or

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  restricting the use of financing sources by us or our affiliated entities, or otherwise restricting our or their ability to conduct business.

        As of the date of this prospectus, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including in the United States. However, we cannot assure you that penalties will not be imposed on any other companies or us in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of our affiliated entities or results in our failure to receive the economic benefits from our affiliated entities, we may not be able to consolidate our affiliated entities in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our Company, our wholly-owned subsidiaries in the PRC.

Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how it may impact the viability of our current corporate structure, corporate governance and business operations.

        The draft version of the Foreign Investment Law has gone through two rounds of deliberations on January 29, 2019 and March 8, 2019, respectively. On March 15, 2019, the finalized Foreign Investment Law, or the Foreign Investment Law, has been formally adopted and will become effective on January 1, 2020. The Foreign Investment Law will replace the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Contractual Joint Ventures and the Law on Foreign-Capital Enterprises to become the legal foundation for foreign investment in the PRC.

        The Foreign Investment Law stipulates four forms of foreign investment, but does not explicitly stipulate the contractual arrangements, such as our contractual arrangement described in "Corporate History and Structure," as a form of foreign investment.

        Since the contractual arrangements are not specified as foreign investments under the Foreign Investment Law, if other laws, administrative regulations and provisions of the State Council do not incorporate contractual arrangements as a form of foreign investment, the contractual arrangements that enable us to control and consolidate our VIEs as a whole and each of the agreements comprising the contractual arrangements that enable us to control and consolidate our VIEs will not be materially affected.

        Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes "foreign investors" investing in China through any other methods under the laws, administrative regulations or provisions prescribed by the State Council. There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. Therefore, there is no guarantee that the contractual arrangements and the business of our affiliated entities will not be materially and adversely affected in the future due to changes in the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions. In the extreme case scenario, we may be required to unwind the contractual arrangements and/or dispose of our VIEs and affiliated, which could have a material and adverse effect on our business, financial conditions and results of operations.

We rely on contractual arrangements with our VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

        We have relied and expect to continue to rely on the contractual arrangements with our ELT businesses in China. For a description of these contractual arrangements, see "Corporate History and Structure—Contractual Arrangements with our VIEs and Their Respective Shareholders." However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our affiliated entities. Any failure by our VIEs and their shareholders to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our Company. For example, the contractual arrangements are governed by the PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with the PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as in some other jurisdictions, such as the United States.

        As a result, uncertainties in the commercial arbitration system or legal system in the PRC could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

        If any government action causes us to lose our right to direct the activities of our affiliated entities or lose our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities.

Our VIEs or their shareholders may fail to perform their obligations under the contractual arrangements.

        If Shenzhen Meten, Shenzhen Likeshuo or any of their respective shareholders fails to perform their obligations under the contractual arrangements, we may have to incur substantial costs and resources to enforce our rights under the contracts, and rely on legal remedies under the PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Shenzhen Meten or Shenzhen Likeshuo were to refuse to transfer their equity interest in Shenzhen Meten or Shenzhen Likeshuo to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

        All the material agreements under our contractual arrangements are governed by the PRC law and provide for the resolution of disputes under the agreements through arbitration in the Shenzhen Court of International Arbitration. Accordingly, these contracts would be interpreted in accordance with the PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Under the PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have actual or potential conflicts of interest with us and not act in the best interests of our Company.

        Our control over affiliated entities is based upon the contractual arrangements with our affiliated entities, the VIEs and their shareholders and the directors of our affiliated entities. The shareholders of the VIEs may potentially have conflicts of interest with us and breach their contracts or undertaking with if it would further their own interest or if they otherwise act in bad faith. These shareholders may refuse to sign or breach, or cause our VIEs to breach or refuse to renew the existing contractual arrangements, which would have a material and adverse effect on our ability to effectively control our affiliated entities and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. that when conflicts of interest arise any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. If we are unable to resolve such conflicts, including where the shareholders of our VIEs breached their contracts or undertakings with us and as a result or otherwise subject us to claims from third parties, our business, financial condition and operations could be materially and adversely affected.

The contractual arrangements may be subject to the scrutiny of the PRC tax authorities and additional tax may be imposed, which may materially and adversely affect our results of operation and value of your investment.

        Under the PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the Exclusive Management Cooperation Agreement we have with our affiliated entities does not represent an arm's length price and adjust any of those entities' income in the form of a transfer pricing adjustment. A transfer pricing adjustment could increase our tax liabilities. In addition, the PRC tax authorities may have reason to believe that our subsidiaries or our affiliated entities are dodging their tax obligations, and we may not be able to rectify such incident within the limited timeline required by the PRC tax authorities. As a result, the PRC tax authorities may impose late payment fees and other penalties on us for underpaid taxes, which could materially and adversely affect our business, financial condition and results of operations.

We rely on dividend and other payments from Zhuhai Meten and Zhuhai Likeshuo to pay dividends and other cash distributions to our shareholders.

        Our Company is a holding company and our ability to pay dividends and other cash distributions to our shareholders, service any debt we may incur and meet our other cash requirements depends significantly on our ability to receive dividends and other distributions from Zhuhai Meten and Zhuhai Likeshuo. The income of Zhuhai Meten and Zhuhai Likeshuo in turn depends on the course fees paid by our Shenzhen Meten and Shenzhen Likeshuo. The number of dividends paid to our Company by Zhuhai Meten and Zhuhai Likeshuo depend solely on the services fees paid to Zhuhai Meten and Zhuhai Likeshuo from our affiliated entities. However, there are restrictions under PRC laws for the payment of dividends to us by Zhuhai Meten and Zhuhai Likeshuo. For example, under PRC laws and regulations, Zhuhai Meten and Zhuhai Likeshuo shall make up its losses of previous years when conducting outward remittance. Zhuhai Meten and Zhuhai Likeshuo is required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to fund a statutory reserve until the accumulated amount of such reserve has exceeded 50% of its registered capital and may only be distributed after-tax dividends after deduction of statutory reserve and other expenses as required by the regulations. These reserves are not distributable as cash dividends. Furthermore, the PRC tax authorities may require Zhuhai Meten and Zhuhai Likeshuo to adjust their taxable income under the contractual arrangements they currently have in place with Shenzhen Meten and Shenzhen Likeshuo in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. Any limitation on the ability of Shenzhen Meten and Shenzhen Likeshuo to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

If any of our affiliated entities becomes subject to winding up or liquidation proceedings, we may lose the ability to enjoy certain important assets, which could negatively impact our business and materially and adversely affect our ability to generate revenue and market price of our ADSs.

        We currently conduct our operations in China through contractual arrangements. As part of these arrangements, substantially all of our education-related assets, permits and licenses that are important to the operation of our business are held by our affiliated entities. If any of these affiliated entities is wound up, and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs. As a result, we may not be able to exercise our rights in a timely manner and our business, financial condition and operations may be materially and adversely affected.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

        Under the PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

        In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to certain authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or by seeking to gain control of our subsidiaries, our VIEs or any of their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

The PRC regulation of loans and direct investments in PRC subsidiaries by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loan or additional capital contributions to our PRC subsidiaries, our affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

        In utilizing the proceeds of this offering in the manner described in "Use of Proceeds," we may (i) make loans to our PRC subsidiaries; (ii) make additional capital contributions to our PRC subsidiaries; (iii) establish new PRC subsidiaries and make capital contributions to them; and (iv) acquire offshore entities with business operations in the PRC in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

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  loans by us to our PRC subsidiaries cannot exceed a statutory limit and shall be filed with the State Administration of Foreign Exchange of the PRC, or the SAFE, after the loan agreement is signed and at least three business days before the borrower makes any drawdown under the loan; and

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  capital contributions to our PRC subsidiaries shall be filed with the MOFCOM and SAIC or their local counterparts and also be registered with the local banks authorized by the SAFE.

        Currently, there is no statutory limit to the amount of funding we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries is subject to statutory limits. According to the current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and the registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance; or (ii) two times, or the then applicable statutory multiple, of the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. If we choose to make a loan to a PRC subsidiary based on the Total Investment and Registered Capital Balance as of the date of this prospectus, since there is no difference between the respective registered total investment amount and the registered capital of each of our PRC subsidiaries, we cannot provide loans to them using the Total Investment and Registered Capital Balance method before we increase the Total Investment and Registered Capital Balance. We are in the process of increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries, which is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC entity would depend on the relevant entity's net assets and the applicable statutory multiple at the time of calculation. As of the date of this prospectus, our PRC subsidiaries have negative net assets, and we cannot provide loans to them using the Net Assets Limit method.

        In addition, on March 30, 2015, the SAFE promulgated the Circular on Reforming Management of the Settlement of Foreign Exchange Capital of Foreign-Invested Enterprises, or Circular 19, a regulation regarding the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capital of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capital for expenditures beyond their business scopes. In June 2016, the SAFE promulgated the Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Circular 19 and Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capital for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. As we expect to use the proceeds of this offering in China in the form of RMB, our PRC subsidiaries will need to convert any capital contributions or loans from U.S. dollars to RMB before using such capital contribution or loans. As a result, Circular 19, Circular 16 and relevant foreign exchange rules may significantly limit our ability to convert the net proceeds from this offering in U.S. dollar to RMB and transfer the net proceeds through our PRC subsidiaries, which may adversely affect our ability to expand our business.

        We expect that the PRC laws and regulations may continue to limit our use of net proceeds from this offering or from other financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in the PRC. If we fail to receive such registrations or approvals, our ability to use the net proceeds from this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business

Risks Related to Doing Business in China

Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect our business, financial condition, results of operations and growth prospects.

        Substantially all of our operations are conducted in China, and substantially all of our revenue is derived from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

        The economic, political and social conditions in the PRC differ from those in more developed countries in many respects, including structure, government involvement, level of development, growth rate, control of foreign exchange, capital reinvestment, allocation of resources, rate of inflation and trade balance position. Before the adoption of its reform and opening up policies in 1978, the PRC was primarily a planned economy. In recent years, the PRC government has been reforming the PRC economic system and government structure. For example, the PRC government has implemented economic reforms and measures emphasizing the utilization of market forces in the development of the PRC economy in the past three decades. These reforms have resulted in significant economic growth and social prospects. Economic reform measures, however, may be adjusted, modified or applied inconsistently from industry to industry or across different regions of the country.

        We cannot predict whether the resulting changes will have any adverse effect on our current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

        Our ability to successfully expand our business operations in the PRC depends on a number of factors, including macro-economic and other market conditions, and credit availability from lending institutions. Stricter credit or lending policies in the PRC may affect our customers' consumer credit or consumer banking business, and may also affect our ability to obtain external financing, which may reduce our ability to implement our expansion strategies. We cannot assure you that the PRC government will not implement any additional measures to tighten credit or lending standards, or that, if any such measure is implemented, it will not adversely affect our future results of operations or profitability.

        Demand for our services and our business, financial condition and results of operations may be materially and adversely affected by the following factors:

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  political instability or changes in social conditions of the PRC;

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  changes in laws, regulations, and administrative directives or the interpretation thereof;

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  measures which may be introduced to control inflation or deflation; and

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  measures changes in the rate or method of taxation.

        These factors are affected by a number of variables, which are beyond our control.

The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to our business and our shareholders.

        Our business and operations in the PRC are governed by the PRC legal system that is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency. Some of the laws and regulations are still in the developmental stage and are therefore subject to policy changes. Many laws, regulations, policies and legal requirements have only been recently adopted by PRC central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. We cannot predict the effect of future legal developments in the PRC, including the promulgation of new laws, changes in existing laws or their interpretation or enforcement, or the pre-emption of local regulations by national laws. As a result, there is substantial uncertainty as to the legal protection available to us and our shareholders. Moreover, due to the limited volume of published cases and the non-binding nature of prior court decisions, the outcome of dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit the legal protection available to us. In addition, any litigation in the PRC may be protracted and result in substantial costs and the diversion of resources and management attention.

PRC governmental control and restrictions on the convertibility of Renminbi may materially and adversely affect the value of your investments.

        The PRC government imposes controls and restrictions on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our income is received in Renminbi and shortages in the availability of foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy their foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Approval from appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

We may be required to obtain prior approval of the CSRC of the listing and trading of our ADSs on theNYSE.

        On August 8, 2006, six PRC regulatory authorities, including the MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, or the SAT, the CSRC, the SAIC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which were subsequently amended on June 22, 2009. This regulation, among other things, requires that the listing and trading on an overseas stock exchange of securities in an offshore special purpose vehicle formed for purposes of holding direct or indirect equity interests in the PRC companies and controlled directly or indirectly by the PRC companies or individuals be approved by the CSRC. On September 21, 2006, the CSRC published on its official website the procedures for such approval process. In particular, certain documents are required to be filed with the CSRC as part of the approval procedures and it could take several months to complete the approval process.

        While the implementation and interpretation of the M&A Rules and its later amendments remains unclear, we believe, based on the advice of our PRC counsel, that approval by the CSRC is not required for this offering because we are not a special purpose vehicle formed for listing purpose through acquisition of domestic companies that are controlled by our PRC individual shareholders, as we acquire contractual control rather than equity interests in our VIEs in the PRC. However, we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authority subsequently determines that we need to obtain the CSRC's approval for this offering, we may face sanctions by the CSRC or other PRC regulatory authorities. In such event, these regulatory authorities may, among other things, impose fines and penalties on or otherwise restrict our operations in the PRC or delay or restrict any remittance of the proceeds from this offering into the PRC. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to suspend or terminate this offering before settlement and delivery of the ADSs. Any such or other actions taken could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

        The PRC Labor Contract Law became effective and was implemented on January 1, 2008, which was amended on December 28, 2012. It has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. According to the PRC Social Insurance Law, which became effective on July 1, 2011, and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees.

        As these laws and regulations designed to enhance labor protection, we expect our labor costs will continue to increase. In addition, since the interpretation and implementation of these laws and regulations are still evolving, our employment practice may not at all times be deemed in compliance with the new laws and regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Regulation and censorship of information disseminated over the Internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

        The PRC government has adopted regulations governing Internet access and the distribution of news and other information over the Internet. Under these regulations, Internet content providers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our websites are found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it difficult for us to pursue growth through acquisitions in China.

        The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. Although the amendment to the M&A Rules in 2016 generally eased the restrictions imposed on merger and acquisition activities, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are still subject to approval by the MOFCOM. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in "any industry with national security concerns" be subject to national security review by the joint meeting composed of relevant departments of the State Council, national trade associations, enterprises in the same industry, and upstream and downstream enterprises. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

        There is significant uncertainty regarding the interpretation and implementation of these regulations relating to the merger and acquisition activities in China. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

        In addition, if the MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with our VIEs and their shareholders, we may be required to file for remedial approvals. We cannot assure you that we would be able to obtain such approval from the MOFCOM. We may also be subject to administrative fines or penalties by the MOFCOM that may require us to limit our business operations in the PRC, delay or restrict the conversion and remittance of our funds in foreign currencies into the PRC or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into the PRC subsidiaries, limit PRC subsidiaries' ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

        The SAFE has promulgated certain regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents' Investment and Financing and Round-Trip

Investment through Special Purpose Vehicles, or Circular 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of the SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing with such PRC residents' legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a "special purpose vehicle." The term "control" under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required registration with the SAFE, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

        On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Notice 13, which became effective on June 1, 2015. Under Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under Circular 37 will be directly reviewed and handled by banks, and the SAFE and its branches shall perform indirect regulation over the direct investment-related foreign exchange registration via banks.

        These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since Circular 37 was recently issued, there remains uncertainty with respect to its implementation.

        As of the date of this prospectus, all PRC residents known to us that currently hold direct or indirect interests in our company have completed the necessary registrations as required by Circular 37. We cannot assure you that any shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If any of them fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and the SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries' ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

If we are classified as a PRC "resident enterprise," we could be subject to PRC income tax at the rate of 25% on our worldwide income, and holders of our ADSs and ordinary shares may be subject to a PRC withholding tax upon the dividends payable by us and upon gain from the sale of our ADSs and ordinary shares.

        Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, if an enterprise incorporated outside the PRC has its "de facto management body" located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and be subject to the unified enterprise income tax rate of 25% on its worldwide income. Under the implementation rules for the EIT Law, "de facto management body" is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. The SAT issued the Notice regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax

Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore incorporated enterprise is located inside China, stating that only a company meeting all the criteria would be deemed having its de facto management body within China. One of the criteria is that a company's major assets, accounting books and minutes and files of its board and shareholders' meetings are located or kept in the PRC. In addition, the SAT issued a bulletin on July 27, 2011, effective from September 1, 2011, providing further guidance on the implementation of SAT Circular 82. This bulletin clarifies matters including residence status determination, post-determination administration and competent tax authorities. Although both SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises and there are currently no further detailed rules or precedents governing the procedures and specific criteria for determining "de facto management body" for companies like us controlled by PRC individuals, the determination criteria set forth in SAT Circular 82 and the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax residency status of offshore enterprises and how the administration measures should be implemented with respect to such enterprises, regardless of whether they are controlled by PRC enterprises or PRC individuals.

        Since all of our senior management members currently reside in the PRC, we may be recognized as a PRC tax resident enterprise for the purpose of the EIT Law and therefore we would be subject to PRC income tax at the rate of 25% on our worldwide income. In such event, our income tax expenses may increase significantly and our net profit and profit margin could be materially and adversely affected.

        Under the EIT Law, foreign enterprise shareholders of a PRC resident enterprise will be subject to a 10% (or 20% for an individual) withholding tax upon dividends received from the PRC resident enterprise and on gain recognized with respect to the sale of shares of the resident enterprise, if such amounts are deemed to be derived from sources within the PRC. Accordingly, if we are treated as a PRC resident enterprise, holders of our ADSs and ordinary shares may be subject to a 10% (or 20% for an individual) withholding tax upon dividends received from us and on gain recognized with respect to the sale of our ADSs and ordinary shares, unless such withholding tax is reduced by an applicable income tax treaty between China and the jurisdiction of the holder. Any such tax may reduce the returns on your investment in our ADSs and ordinary shares.

Employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We also face regulatory uncertainties in the PRC that could restrict our ability to grant share incentive awards to our employees who are PRC citizens.

        Pursuant to the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by the SAFE on February 15, 2012, or Circular 7, the PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. Such PRC individuals' foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with the SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

        From time to time, we need to apply for or update our registration with the SAFE or its local branches on behalf of our employees who receive options or other equity-based incentive grants under our share incentive plans or material changes in our share incentive plans. However, we may not always be able to make applications or update our registration on behalf of our employees who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plans who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plans may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into the PRC, and we may be prevented from further granting share incentive awards under our share incentive plans to our employees who are PRC citizens.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management named in the prospectus based on foreign laws.

        We are a company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in the PRC and substantially all of our assets are located in PRC. In addition, all our senior executive officers reside within the PRC for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Fluctuations in the value of the Renminbi could have a material and adverse effect on your investment.

        The change in value of the Renminbi against the U.S. dollar and other currencies is affected by various factors such as changes in political and economic conditions in the PRC. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

        Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.

Risks Related to Our ADSs and This Offering

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

        We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

        The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We intend to avail ourselves of the extended transition period for complying with new or revised accounting standards provided under the JOBS Act. As a result, while we are an emerging growth company, we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies.

An active trading market for our Class A ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

        Prior to this offering, there has been no public market for our ADSs or our Class A ordinary shares underlying our ADSs. We intend to apply for listing our ADSs on the NYSE, but we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation among us, the selling shareholders and the underwriters based upon several factors, and the trading price of our ADSs after this offering may decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs due to insufficient or a lack of market liquidity of the ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

        The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies' securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

        In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

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  regulatory developments affecting us or our industry, and customers of our education services;

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  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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  changes in the market condition, market potential and competition in education services;

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  announcements by us or our competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

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  fluctuations in global and Chinese economies;

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  changes in financial estimates by securities analysts;

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  adverse publicity about us;

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  additions or departures of our key personnel and senior management;

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  release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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  potential litigation or regulatory investigations.

        Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

        We will adopt a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class share structure, holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to ten votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. However, the creation of any pledge, charge, encumbrance or other third party right on any Class B ordinary shares to secure a holder's contractual or legal obligations, except in cases where and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B ordinary shares, will not be considered as a sale, transfer, assignment or disposition and will not trigger the automatic conversion. In addition, the termination of directorship on the board or employment with us of any holder of Class B ordinary shares will not trigger the automatic conversion either.

        Due to the disparate voting powers attached to these two classes of ordinary shares, our founders, namely, Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo, will beneficially own all of our issued Class B ordinary shares, representing        % of our total issued and outstanding share capital immediately after the completion of this offering and they will be able to exercise        % of the total voting power of our issued and outstanding share capital immediately following the completing of this offering, assuming that the underwriters do not exercise their over-allotment option to purchase additional ADSs. You will experience further dilution to the extent that additional Class B ordinary shares are issued in the future. As a result, our founders will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

        The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

        Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs. In connection with this offering, our [directors, executive officers, existing shareholders and certain of our option holders] have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. Upon the completion of this offering, we will have            ordinary shares outstanding, including Class A ordinary shares represented by            ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding immediately after this offering will be available for sale, upon the expiration of the 180-day lockup period, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, the underwriters may exercise the discretion to release the securities held by the parties subject to the lockup restriction prior to the expiration of the lockup period. If the securities subject to lockup are released before the expiration of the lockup period, their sale or perceived sale into the market may cause the price of our ADSs to decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See "Underwriting" and "Shares Eligible for Future Sale" for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of our ADSs for a return on your investment.

        We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our

ADSs will likely depend entirely upon any future price appreciation of our ADSs. We cannot guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

        If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$            per ADS, assuming that no outstanding options to acquire Class A ordinary shares are exercised. This number represents the difference between our pro forma net tangible book value per ADS as of December 31, 2018, after giving effect to this offering and the initial public offering price of US$            per ADS (the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus). See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of our ADSs or ordinary shares could be subject to adverse United States federal income tax consequences.

        A non-United States corporation will be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether a non-United States corporation is a PFIC for that year. Based on the current and anticipated value of our assets and composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our most recent taxable year, and do not expect to be a PFIC for United States federal income tax purposes for our current taxable year or the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the United States Internal Revenue Service, or IRS, will not take a contrary position.

        Changes in the composition of our income or composition of our assets may cause us to become a PFIC. The determination of whether we will be a PFIC for any taxable year may depend in part upon the value of our goodwill and other unbooked intangibles not reflected on our balance sheet (which may depend upon the market value of the ADSs from time to time) and also may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the listing of the ADSs on the NYSE. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years.

        If we are a PFIC for any taxable year during which a United States person holds ADSs or ordinary shares, certain adverse United States federal income tax consequences could apply to such United

States person. See "Taxation—U.S. Federal Income Tax Consequences—Passive Foreign Investment Company Rules."

Our memorandum and articles of association that will become effective immediately prior to the completion of this offering contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

        We plan to adopt a second amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. [For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.]

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

        We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

        Shareholders of Cayman Islands exempted companies like ours have no general rights under the Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have the discretion under our post-offering amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

        Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. To the extent we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would have under rules and regulations applicable to U.S. domestic issuers.

        The Cayman Islands courts are also unlikely (i) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (ii) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

        There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

        As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our large shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of certain significant differences between the provisions of the Companies Law (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see "Description of Share Capital—Differences in Corporate Law."

Certain judgments obtained against us by our shareholders may not be enforceable.

        We are a Cayman Islands company and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see "Enforceability of Civil Liabilities."

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

        Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

  •
  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

        We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance standards applicable to domestic U.S. issuers. This may afford less protection to holders of our ordinary shares and the ADSs than they would enjoy if we complied fully with the NYSE corporate governance standards.

        As a Cayman Islands company listed on the NYSE, we are subject to NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance standards. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must have for as long as we qualify as a foreign private issuer including:

  (a)
  a majority of directors being independent;

  (b)
  a nominating and corporate governance committee composed entirely of independent directors;

  (c)
  a compensation committee composed entirely of independent directors;

  (d)
  provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

  (e)
  have regularly scheduled executive sessions with only non-management directors;

  (f)
  have at least one executive session of solely independent directors each year; or

  (g)
  seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

        To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance standards applicable to U.S. domestic issuers.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

        We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of the rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act.

        The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

The voting rights of the holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

        Holders of our ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, (a) the depositary will vote the ordinary shares underlying your ADSs in accordance with these instructions and (b) if voting is by show of hands, the depositary will vote the underlying shares in accordance with the voting instructions received from a majority of holders who provide timely voting instructions. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days.

        When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders' meetings, except in limited circumstances, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

        Under the deposit agreement for the ADSs, if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, the depositary will give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders' meetings unless:

  •
  we have failed to timely provide the depositary with notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

  •
  a matter to be voted on at the meeting may have a material adverse impact on shareholders; or

  •
  the voting at the meeting is to be made on a show of hands.

        The effect of this discretionary proxy is that if you do not give voting instructions to the depositary to direct how the ordinary shares underlying your ADSs are voted, you cannot prevent the ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

        The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

        Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company."

        Upon completion of this offering, we will become a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NYSE, have detailed requirements concerning corporate governance practices of public companies. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. After we are no longer an "emerging growth company," we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002

and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Our management will also be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

        In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

        The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by applicable law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of our ADSs or the depositary's compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. In addition, by agreeing to such waiver, the investors shall also not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

        If we or the depositary oppose a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. The enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

        If you or any other holders or beneficial owners of our ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcome than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  our goals and strategies;

  •
  our ability to retain and increase our student enrollment;

  •
  our ability to offer new courses and services;

  •
  our ability to engage, train and retain new teachers and consultants;

  •
  our ability to maintain and improve technology infrastructure necessary to operate our online platform;

  •
  our future business development, financial condition and results of operations;

  •
  expected changes in our revenue, costs or expenditures;

  •
  growth of and competition trends in our industry;

  •
  our expectations regarding demand for, and market acceptance of, our services and our brands;

  •
  our expectation regarding the use of proceeds from this offering;

  •
  general economic and business conditions in the markets in which we operate;

  •
  relevant government policies and regulations relating to our corporate structure, business and industry; and

  •
  assumptions underlying or related to any of the foregoing.

        In some cases, you can identify forward-looking statements by terms such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "project" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "Risk Factors" and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

        This prospectus also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

        The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we have referred to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

 ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

        We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

        Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

        Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

        We have appointed Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

        Conyers Dill & Pearman, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the civil liability provision of the securities laws of the United States or any state in the United States.

        In addition, Conyers Dill & Pearman has advised us that there is no statutory recognition in the Cayman Islands of judgments obtained in the U.S., although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the U.S. under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

        However, the courts of the Cayman Islands are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature.

        Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

People's Republic of China

        Our PRC counsel have advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions.

        Our PRC counsel have also advised us that under the PRC law, a foreign judgment, which does not otherwise violate basic legal principles, state sovereignty, safety or social public interest, may be recognized and enforced by a PRC court, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. As there existed no treaty or other form of reciprocity between China and the U.S. or Cayman Islands governing the recognition and enforcement of judgments as of the date of this prospectus, including those predicated upon the liability provisions of the U.S. federal securities laws, there is uncertainty whether and on what basis a PRC court would enforce judgments rendered by the U.S. courts or Cayman Islands courts.

 CORPORATE HISTORY AND STRUCTURE

Corporate History

        We are an exempted company with limited liability incorporated in the Cayman Islands. We began our operations in April 2006, when Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo founded Shenzhen Meten, which is the sole school sponsor of our first self-owned learning center in Chongqing, China. Since our incorporation, we have established a network of 135 learning centers in China, including 119 self-operated learning centers and 16 franchised learning centers and also acquired a number of complementary businesses in China. For example, we acquired an 80% equity interest in ABC Education Group to strengthen our junior English training business in June 2018. In order to attract and retain highly qualified mid- to high-level management, consultants and other persons for their contribution to our company and to retain suitable personnel in our company, Shenzhen Meten adopted the 2013 Plan in January 2013 and we adopted the 2018 Plan in December 2018 to replace the 2013 Plan. See "Management—Share Incentive Plans" for a description of the 2013 Plan and 2018 Plan.

        With the growth of our business and in order to facilitate international capital investment in our Company, in July 2018, we incorporated Meten International Education Group to become our offshore holding company under the laws of Cayman Islands in an offshore reorganization typical for China-based education businesses. In order to mirror the shareholding structure of the then shareholders in Shenzhen Meten, before adopting the variable interest equity structure, we issued and allotted our ordinary shares at par value to investment holding companies held by the then shareholders of Shenzhen Meten in July 2018 and August 2018. Further, in July 2018, Meten International established two wholly-owned subsidiaries in the British Virgin Islands, namely, Meten BVI and Likeshuo BVI, respectively. Following the incorporation of Meten BVI and Likeshuo BVI, each of Meten BVI and Likeshuo BVI established a wholly-owned subsidiary in Hong Kong, namely, Meten HK and Likeshuo HK, respectively. Each of Zhuhai Meten and Zhuhai Likeshuo were then incorporated in September 2018 as a wholly-owned subsidiary of Meten HK and Likeshuo HK, respectively. As part of our onshore reorganization, we established Shenzhen Likeshuo in October 2018 to focus on developing our online English training business. Due to the restrictions imposed by the PRC laws and regulations on foreign ownership of companies that engage in education services, we currently do not hold any equity interest in our VIEs. Instead, we entered into a series of contractual arrangements with, among others, our VIEs and their respective shareholders in November 2018 to obtain effective control of our VIEs.

Our Corporate Structure

        The chart below illustrates our corporate and shareholding structure immediately following the completion of this offering, assuming no exercise of the over-allotment option granted to the underwriters:

(1)
JZ Education Investment is controlled by The Zhao Jishuang Family Trust, a trust managed by Conyers Trustee as trustee. Mr. Jishuang Zhao is the settlor of The Zhao Jishuang Family Trust and Mr. Jishuang Zhao and his family members are the trust's beneficiaries.

(2)
AP Education Investment is controlled by The Peng Siguang Family Trust, a trust managed by Conyers Trustee as trustee. Mr. Siguang Peng is the settlor of The Peng Siguang Family Trust and Mr. Siguang Peng and his family members are the trust's beneficiaries.

(3)
RG Education Investment is controlled by The Guo Yupeng Family Trust, a trust managed by Conyers Trustee as trustee. Mr. Yupeng Guo is the settlor of The Guo Yupeng Family Trust and Mr. Yupeng Guo and his family members are the trust's beneficiaries.

(4)
Shenzhen Meten is owned as to 27.3250% by Mr. Jishuang Zhao, 13.8080% by Mr. Siguang Peng, 13.0829% by Mr. Yupeng Guo, 10.3918% by Xinyu Meilianzhong, 4.9146% by Mr. Yun Feng, 3.9957% by Xinyu Meilianxing, 3.6719% by Mr. Jun Yao, 3.1719% by Ms. Tong Zeng, 3.5431% by Xinyu Meilianchou, 3.0000% by No. 11 Daoge, 1.5781% by No. 3 Daoge, 1.5090% by No. 6 Daoge, 0.8722% by No. 5 Daoge, 0.5000% by Mr. Yongchao Chen, 4.0000% by Shanghai Zhihan, 3.6358% by No. 21 Daoge and 1.0000% by Hangzhou Muhua.

(5)
Shenzhen Likeshuo is owned as to 27.3250% by Mr. Jishuang Zhao, 13.8080% by Mr. Siguang Peng, 13.0829% by Mr. Yupeng Guo, 10.3918% by Xinyu Meilianzhong, 4.9146% by Mr. Yun Feng, 3.9957% by Xinyu Meilianxing, 3.6719% by

  Mr. Jun Yao, 3.1719% by Ms. Tong Zeng, 3.5431% by Xinyu Meilianchou, 3.0000% by No. 11 Daoge, 1.5781% by No. 3 Daoge, 1.5090% by No. 6 Daoge, 0.8722% by No. 5 Daoge, 0.5000% by Mr. Yongchao Chen, 4.0000% by Shanghai Zhihan, 3.6358% by No. 21 Daoge and 1.0000% by Hangzhou Muhua.

(6)
Primarily involved in providing our overseas study application services and operating our "Shuangge English" App.

(7)
Primarily involved in providing our general adult English training.

(8)
Primarily involved in providing our online English training.

Contractual Arrangements with our VIEs and Their Respective Shareholders

        Currently, the PRC laws and regulations do not explicitly impose restrictions on foreign investment in the ELT services in the PRC. However, some local government authorities in the PRC have adopted different approaches to granting licenses and permits (particularly, imposing more stringent restrictions on foreign-invested entities) for entities providing ELT services. In the areas where we operate our ELT service business, most local government authorities do not allow foreign-invested entities to establish private institutions to engage in the ELT services, other than in the forms of Sino-foreign cooperative institutions, and the domestic party shall play a dominant role in such cooperation. According to the relevant regulations, foreign investors of Sino-foreign cooperative institutions must be foreign educational institutions with relevant qualifications and experiences. As a foreign company, we are not qualified to run Sino-foreign cooperative institutions in the PRC. In addition, the PRC laws and regulations restrict foreign ownership in value-added telecommunication services and require that a foreign investor who invests in a value-added telecommunications business in the PRC must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas.

        Due to the restrictions on foreign ownership in the ELT and value-added telecommunications services described above, we carry out our business in China through a variable interest entity structure. We currently have two wholly-owned subsidiaries, namely, Zhuhai Meten and Zhuhai Likeshuo, in China. Zhuhai Meten entered into a series of contractual arrangements with, among others, the shareholders of Shenzhen Meten, Shenzhen Meten and its affiliated entities on November 23, 2018 and April 2, 2019, to obtain effective control of Shenzhen Meten and its subsidiaries.

        The following is a summary of the currently effective contractual arrangements entered into by and among others, Zhuhai Meten, Shenzhen Meten and their respective shareholders and affiliated entities.

Business Cooperation Agreement

        Pursuant to the business cooperation agreement, Zhuhai Meten shall provide management support, consulting services and technical services necessary for the English training and relevant services, and in return, Shenzhen Meten shall pay services fees to Zhuhai Meten accordingly as described under the exclusive technical service and management consultancy agreement. Without the prior written consent of Zhuhai Meten, Shenzhen Meten and its affiliated entities cannot accept services provided by or establishing similar corporation relationship with any third party. The agreement was entered into on November 23, 2018 and became effective on November 23, 2018 and will remain effective unless terminated upon the full exercise of call option in accordance with the exclusive call option agreement or unilaterally terminated by Zhuhai Meten with a notice of 30 days in advance. Unless otherwise required by applicable PRC laws, Shenzhen Meten and its affiliated entities and shareholders do not have any right to terminate the business corporation agreement.

Exclusive Technical Service and Management Consultancy Agreement

        Pursuant to the exclusive technical service and management consultancy agreement, Zhuhai Meten agreed to provide exclusive technical services to Shenzhen Meten and its affiliated entities, including, but not limited to, (i) design, development, update and maintenance of education software for computer and mobile devices; (ii) design, development, update and maintenance of webpages and websites necessary for the English training and relevant activities; (iii) design, development, update and maintenance of management information systems and other internal management systems necessary for the English training and relevant activities; (iv) provision of other technical support necessary for the education activities; (v) provision of technical consulting services; (vi) provision of technical training; (vii) engaging technical staff to provide on-site technical support; and (viii) providing other technical services reasonably requested by Shenzhen Meten and its affiliated entities.

        Without the prior written consent of Zhuhai Meten, Shenzhen Meten and their respective affiliated entities cannot accept services provided by or establishing similar corporation relationship with any third party. Zhuhai Meten owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by the PRC laws or regulations. In consideration of the technical and management consultancy services provided by Zhuhai Meten, Shenzhen Meten and their respective affiliated entities agreed to pay annual service fees to Zhuhai Meten in an amount at Zhuhai Meten's discretion. The agreement was entered into on November 23, 2018 and became effective on November 23, 2018 and will remain effective unless terminated upon the full exercise of call option in accordance with the exclusive call option agreement or unilaterally terminated by Zhuhai Meten with a 30-day notice in advance. Unless otherwise required by applicable PRC laws, Shenzhen Meten and its affiliated entities do not have any right to terminate the exclusive technical service and management consultancy agreement.

Exclusive Call Option Agreement

        Under the exclusive call option agreement, the shareholders of Shenzhen Meten have irrevocably granted Zhuhai Meten or its designated purchaser the right to purchase all or part of the equity interest and all or part of the school sponsor's interest owned by them in Shenzhen Meten and its affiliated entities at a purchase price equal to the lowest price permitted under the PRC laws and regulations. Zhuhai Meten or its designated purchaser shall have the right to purchase such proportion of equity interests or school sponsor's interest in Shenzhen Meten and its affiliated entities as it decides at any time.

        In the event that PRC laws and regulations allow Zhuhai Meten or us to directly hold all or part of the equity interest and/or all or part of the school sponsor's interest in Shenzhen Meten and its affiliated entities and operate English training and relevant businesses in the PRC, Zhuhai Meten shall issue the notice of exercise of the equity call option as soon as practicable, and the percentage of equity interest and/or school sponsor's interest purchased upon exercise of the equity call option shall not be lower than the maximum percentage then allowed to be held by Zhuhai Meten or us under PRC laws and regulations. This agreement was entered into on November 23, 2018 and became effective on November 23, 2018 and will remain effective unless terminated upon the full exercise of call option in accordance with this agreement or unilaterally terminated by Zhuhai Meten with a 30-day notice in advance. Unless otherwise required by applicable PRC laws, Shenzhen Meten and its affiliated entities and shareholders do not have any right to terminate the exclusive call option agreement.

Equity Pledge Agreement

        Pursuant to the equity pledge agreement, each of the shareholders of Shenzhen Meten unconditionally and irrevocably pledged and granted first priority security interests over all of his/her/its equity interest in Shenzhen Meten together with all related rights thereto to Zhuhai Meten as security for performance of the contractual arrangements and all direct, indirect or consequential damages and foreseeable loss of interest incurred by Zhuhai Meten as a result of any event of default on the part of the shareholders or Shenzhen Meten and its affiliated entities and all expenses incurred by Zhuhai Meten as a result of enforcement of the obligations of the shareholders and/or Shenzhen Meten under the contractual arrangements. If any of the specified events of default occurs, Zhuhai Meten may exercise the right to enforce the pledge by written notice to the shareholders of Meten Education in one or more of the following ways: (i) to the extent permitted under PRC laws and regulations, Zhuhai Meten may request the shareholders of Shenzhen Meten to transfer all or part of his/her/its equity interest in Shenzhen Meten to any entity or individual designated by Zhuhai Meten at the lowest consideration permissible under the PRC laws and regulations; (ii) sell the pledged equity interest by way of auction or at a discount and have priority in the entitlement to the sales proceeds; or (iii) dispose of the pledged equity interest in other manner subject to applicable laws and regulations. This agreement was entered into on November 23, 2018 and became effective on November 23, 2018 and will remain effective unless terminated upon the full exercise of all obligations under the contractual arrangements or unilaterally terminated by Zhuhai Meten with a 30-day notice in advance. Unless otherwise required by applicable PRC laws, Shenzhen Meten and its affiliated entities and shareholders do not have any right to terminate the equity pledge agreement.

Shareholders' Rights Entrustment Agreement

        Pursuant to the shareholders' rights entrustment agreement, each of the shareholders of Shenzhen Meten has irrevocably authorized and entrusted Zhuhai Meten to exercise of all his/her/its respective rights as shareholders of Shenzhen Meten to the extent permitted by the PRC laws. These rights include, but not limited to: (i) the right to attend shareholders' meetings of Shenzhen Meten, as the case may be; (ii) the right to exercise voting rights in respect of all matters discussed and resolved at the shareholders' meeting of Shenzhen Meten; (iii) the right to propose to convene interim shareholders' meetings of Shenzhen Meten, as the case may be; (iv) the right to sign all shareholders' resolutions and other legal documents which the shareholders have authority to sign in its capacity as shareholders of Shenzhen Meten, as the case may be; (v) the right to instruct the directors and legal representative of Shenzhen Meten, as the case may be to act in accordance with the instruction of Shenzhen Meten; (vi) the right to exercise all other rights and voting rights of shareholders as prescribed under the articles of association of Shenzhen Meten and its affiliated entities, as the case may be; (vii) the right to handle the legal procedures of registration, approval and licensing of Shenzhen Meten, as the case may be, at business administration department or other government regulatory departments; (viii) the right to transfer or dispose his/her/its equity interest in Shenzhen Meten; and (ix) other shareholders' rights pursuant to applicable PRC laws and regulations and the articles of association of Shenzhen Meten as amended from time to time. This agreement was entered into on November 23, 2018 and became effective on November 23, 2018 and will remain effective unless terminated upon the full exercise of call option in accordance with the exclusive call option agreement or unilaterally terminated by Zhuhai Meten with a 30-day notice in advance. Unless otherwise required by applicable PRC laws, Shenzhen Meten and its affiliated entities and shareholders do not have any right to terminate the shareholders' rights entrustment agreement.

Spouse Undertakings

        Pursuant to the spouse undertakings, the respective spouse of the individual shareholders of Shenzhen Meten has irrevocably agreed to the execution of business cooperation agreement, exclusive technical service and management consultancy agreement, exclusive call option agreement, equity pledge agreement and shareholders' rights entrustment agreement. The respective spouse of the individual shareholders of Shenzhen Meten further undertakes that he or she has not participated, is not participating and shall not in the future participate in the operation, management, liquidation, dissolution and other matters in relation to Shenzhen Meten and its affiliated entities, and confirms that the respective shareholder or its designated person can execute all necessary documents and perform all necessary procedures and give effect to the fundamental purposes under the contractual arrangements mentioned above, and further confirms and agrees to all such documents and procedures in relation to the spouse's equity interest in Shenzhen Meten. The spouse undertaking shall not be revoked, prejudiced, invalidated or otherwise adversely affected by any increase, decrease, consolidation or other similar events relating to the direct or indirect equity interest in Shenzhen Meten or affected by the death, loss of or restriction on capacity of the spouse, divorce or other similar events. The valid term of the spouse undertakings is same as the term of the business cooperation agreement and shall continue to be valid and binding until otherwise terminated by both Zhuhai Meten and the spouses of the respective individual shareholders in writing.

        On November 23, 2018, our wholly-owned subsidiary, Zhuhai Likeshuo entered into a series of contractual arrangements which are substantially the same as the contractual arrangements discussed above with the shareholders of Shenzhen Likeshuo, Shenzhen Likeshuo, and its affiliated entities to obtain effective control of Shenzhen Likeshuo and its subsidiaries.

        In the opinion of our PRC counsel these contractual arrangements are valid, binding do not and will not violate applicable PRC laws currently in effect, except that the pledges on the equity interests in our VIEs would not be deemed validly created until they are registered with the competent administration of industry and commerce. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our contractual arrangements, please see "Risk Factors—Risks Related to Our Corporate Structure."

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately US$             million, or US$             million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts, commissions and the estimated offering expenses payable by us and based upon an assumed initial offering price of US$            per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, a US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$             million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us. We will not receive any of the proceeds from the sale of the ADSs being sold by the selling shareholders.

        We currently intend to use the net proceeds from this offering for the following purposes:

  •
  approximately US$             million is expected to be used primarily to acquire or invest in companies in the private ELT industry in China, including those companies that focus on providing general adult English training and/or junior English training. As of the date of this prospectus, we have not yet identified any suitable acquisition or investment target;

  •
  approximately US$             million is expected to be used primarily to establish new learning centers to expand our offline service network nationwide. Specifically, we will focus more on provincial and regional central cities with relatively high income per capita, developed local economy and high demand for English usage. Furthermore, we will further penetrate into tier two cities and tier three cities surrounding tier one cities, where we have already established learning centers;

  •
  approximately US$             million is expected to be used primarily to develop our online English training services on our "Likeshuo" platform. In particular, we plan to support the research and development of course content and technologies on our "Likeshuo" platform as well as to increase investment in the marketing activities to enhance our brand recognition;

  •
  approximately US$             million is expected to be used primarily to develop our junior English training service in terms of the research and development of the relevant course content and technologies;

  •
  approximately US$             million is expected to be used primarily as investment in our sales efforts to strengthen our market position; and

  •
  the remaining balance is expected to be used for working capital and general corporate purposes.

        The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of this offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering in a manner other than as described in this prospectus.

        In utilizing the proceeds from this offering, we are permitted under the PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and only if we satisfy the applicable government registration and approval requirements. Under the PRC laws and regulations, capital contributions to our PRC subsidiaries are required to be filed with the Ministry of Commerce and SAIC or their local counterparts and also be registered with the local banks authorized by the State Administration of Foreign Exchange of the PRC, or the SAFE. Any loan that we provide our PRC subsidiaries may not exceed a statutory limit and is required to be filed with the SAFE after the loan agreement is signed and at least three business days prior to any drawdown by the borrower under the loan. Currently, there is no statutory limit on the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries is subject to statutory limits. According to the current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance; or (ii) two times, or the then applicable statutory multiple, the amount of the respective net assets of our PRC subsidiaries, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. If we choose to make a loan to a PRC subsidiary based on the Total Investment and Registered Capital Balance as of the date of this prospectus, since there is no difference between the respective registered total investment amount and the registered capital of each of our PRC subsidiaries, we cannot provide loans to them using the Total Investment and Registered Capital Balance method before we increase the Total Investment and Registered Capital Balance. We are in the process of increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries, which is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC entity would depend on the relevant entity's net assets and the applicable statutory multiple at the time of calculation. As of the date of this prospectus, our PRC subsidiaries have negative net assets, we cannot provide loans to them using Net Assets Limit. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impact on our ability to fund our PRC entities. We cannot assure you that we will be able to complete or obtain these governmental filings, registrations or approvals on a timely basis, if at all. See "Risk Factors—Risks Related to Our Corporate Structure—The PRC regulation of loans and direct investments in PRC subsidiaries by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make additional capital contributions to our PRC subsidiaries, our affiliated entities, which could harm our liquidity and our ability to fund and expand our business."

 DIVIDEND POLICY

        We previously did not declare or pay any cash dividends and have no intention to declare or pay any dividends in the near future on our ordinary shares or the ADSs representing our ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

        Our board of directors has complete discretion in deciding whether to distribute dividends. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

        If we pay any dividends, our ADS holders will be entitled to such dividends to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

        We are a holding company with no material operations of our own. We conduct our operations primarily through our affiliated entities in China. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2018 presented on:

  •
  an actual basis; and

  •
  an as adjusted basis, to reflect the issuance and sale of Class A ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$            per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs and no other change to the number of ADS sold by us as set forth on the cover page of this prospectus.

        You should read this table in conjunction with "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2018
	Actual		As adjusted
	RMB	US$	RMB	US$
	(in thousands, except for share and per share data)
Shareholders' deficit:
Ordinary shares	219	32
Subscriptions receivable	(219)	(32)
Additional paid-in capital(1)	167,514	24,364
Accumulated other comprehensive income	—	—
Accumulated deficit	(305,858)	(44,485)
Non-controlling interest	23,741	3,452
Total shareholders' deficit	(114,603)	(16,669)

(1)
A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by US$             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

 DILUTION

        If you invest in our ADSs, you will experience dilution to the extent of the difference between the initial public offering price per ADS you pay in this offering and the pro forma net tangible book value per ADS immediately after this offering. Dilution results from the fact that the assumed initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

        Our net tangible book value as of December 31, 2018 was approximately US$             million, or US$            per ordinary share outstanding at that date, and US$            per ADS. Net tangible book value per ordinary share is determined by dividing our net tangible book value by the number of outstanding ordinary shares. Our net tangible book value is determined by subtracting the value of our acquired net intangible assets, goodwill, total liabilities and minority interests from our total assets. Dilution is determined by subtracting net tangible book value per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in such net tangible book value after December 31, 2018, other than to give effect to the issuance and sale of the ordinary shares in the form of ADSs offered hereby at an assumed initial public offering price of US$            per ADS, which is the mid-point of the estimated public offering price range shown on the front cover of this prospectus and, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus, our pro forma net tangible book value as of December 31, 2018, would have been US$             million, US$            per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$            per ADS. This represents an immediate increase in pro forma net tangible book value of US$            per ordinary share, or US$            per ADS, to existing shareholders and an immediate dilution in pro forma net tangible book value of US$            per ordinary share, or US$            per ADS, to new investors in this offering. The following table illustrates such per ordinary share dilution:

Assumed initial public offering price per ordinary share	US$
Assumed initial public offering price per ADS	US$
Net tangible book value per ordinary share as of December 31, 2018	US$
Increase in net tangible book value per ordinary share attributable to price paid by new investors	US$
Pro forma net tangible book value per ordinary share after the offering	US$
Dilution in net tangible book value per ordinary share to new investors in the offering	US$
Dilution in net tangible book value per ADS to new investors in the offering	US$

        A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS (mid-point of the estimated public offering price range shown on the front cover of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$             million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the closing of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

        The following table summarizes on a pro forma basis the differences as of December 31, 2018 between the shareholders at our most recent fiscal year end and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total ordinary shares do not include ADSs issuable if any of the options to purchase our ordinary shares outstanding as of December 31, 2018 are exercised or ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share equivalent and per ADS equivalent is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary shares purchased		Total consideration
					Average price per ordinary share equivalent	Average price per ADS equivalent
	Number	%	Amount	%
Existing shareholders(1)					US$	US$
New investors					US$	US$

Total				100.0

(1)
Assumes an initial public offering price of US$            per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus.

        The dilution to new investors will be US$            per ordinary shares and US$            per ADS, if the underwriters exercise in full their option to purchase additional ADSs.

 EXCHANGE RATE INFORMATION

        We conduct substantially all of our operations in China. All of our revenue, costs and expenses are denominated in Renminbi. This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the rate of RMB6.8755 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 19, 2019, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.7032 to US$1.00.

        The following table sets forth information concerning the rates of exchange of US$1.00 into RMB for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9580
2017	6.5063	6.7350	6.4773	6.9575
2018	6.8755	6.6090	6.2649	6.9737
2019
January	6.6958	6.7863	6.6958	6.8708
February	6.6912	6.7337	6.6822	6.7907
March	6.7112	6.7119	6.6916	6.7381
April (from April 1, 2019 to April 19, 2019)	6.7032	6.7106	6.6870	6.7223

Source: Federal Reserve Statistical Release

(1)
Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

        Meten International Education Group was incorporated as an exempted company with limited liability in the Cayman Islands in July 2018 and as our offshore holding company in connection with the Reorganization. Our businesses have historically been conducted through Shenzhen Meten and our operating results prior to the Reorganization, the details of which are described in note 1(b) to our consolidated financial statements included elsewhere in this prospectus, have historically been included in the consolidated financial statements of Shenzhen Meten. The Reorganization was completed in November 2018, the consolidated financial statements included in this prospectus are prepared on a consolidated basis to include our operating results using historical amounts as if our Company had been in existence throughout the periods presented.

        Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included elsewhere in this prospectus.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
				Unaudited
Consolidated Statements of Comprehensive (Loss)/Income:
Revenues	801,545	1,149,721	1,424,234	207,146
Cost of revenues	(344,810)	(467,967)	(627,996)	(91,338)
Gross profit	456,735	681,754	796,238	115,808
Operating expenses
Selling and marketing expenses	(268,643)	(373,065)	(425,217)	(61,845)
General and administrative expenses	(198,431)	(237,509)	(293,157)	(42,638)
Research and development expenses	(18,187)	(21,217)	(26,178)	(3,807)
(Loss)/income from operations	(28,526)	49,963	51,686	7,518
Other income (expenses):
Interest income	2,578	4,103	1,150	167
Interest expenses	(769)	(9)	(8)	(1)
Foreign exchange gain/(loss), net	67	(184)	21	3
Gains on available-for-sale investments	890	2,485	3,916	570
Government grants	4,434	4,046	7,817	1,137
Equity in income/(loss) on equity method investments	(842)	(150)	1,668	243
Others, net	2,890	(373)	1,649	240
(Loss)/income before income tax	(19,278)	59,881	67,899	9,877
Income tax expense	(7,869)	(19,539)	(14,454)	(2,102)
Net (loss)/income	(27,147)	40,342	53,445	7,775
Less: Net loss attributable to non-controlling interests	(2,862)	(218)	(3,809)	(554)
Net (loss)/income attributable to shareholders of our Company	(24,285)	40,560	57,254	8,329
Less: Accretion of redeemable owner's investments	10,577	19,000	9,814	1,427
Net (loss)/income available to shareholders of our Company	(34,862)	21,560	47,440	6,902

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
			Unaudited
Consolidated Balance Sheet Data:
Current assets
Cash and cash equivalents	321,776	174,679	25,406
Short-term investments	50,187	—	—
Contract assets	11,851	14,208	2,066
Accounts receivable, net	1,111	2,221	323
Other contract costs	43,041	46,503	6,764
Prepayments and other current assets	65,013	104,761	15,237
Amounts due from related parties	77,363	28,706	4,175
Prepaid income tax	3,523	12,674	1,843
Total current assets	573,865	383,752	55,814
Non-current assets
Restricted cash	6,581	14,787	2,151
Other contract costs	13,752	7,968	1,159
Equity method investments	18,008	23,426	3,407
Property and equipment, net	195,411	211,954	30,827
Intangible assets, net	—	36,904	5,367
Deferred tax assets	26	4,072	592
Goodwill	53,542	276,905	40,274
Long-term prepayments and other non-current assets	44,329	46,978	6,833
Total non-current assets	331,649	622,994	90,610

Total assets	905,514	1,006,746	146,424

Current liabilities
Accounts payable	7,056	13,974	2,032
Deferred revenue	341,328	432,083	62,844
Salary and welfare payable	70,032	67,892	9,874
Financial liability from contracts with customers	437,027	423,163	61,547
Accrued expenses and other payables	34,478	78,625	11,436
Income taxes payable	9,481	3,468	504
Amounts due to related parties	9,272	20,073	2,919
Total current liabilities	908,674	1,039,278	151,156

Non-current liabilities
Deferred revenue	42,707	52,169	7,588
Deferred tax liabilities	7,489	23,101	3,360
Non-current tax payable	—	6,801	989
Total non-current liabilities	50,196	82,071	11,937

Total liabilities	958,870	1,121,349	163,093

	For the Year Ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
			Unaudited
Mezzanine equity
Redeemable owners' investment	219,619	—	—

Shareholders' deficit
Ordinary shares	—	219	32
Subscription receivable	—	(219)	(32)
Additional paid-in capital	88,517	167,514	24,364
Accumulated other comprehensive income	140	—	—
Accumulated deficit	(363,112)	(305,858)	(44,485)
Total deficit attributable to shareholders of the Company	(274,455)	(138,344)	(20,121)
Non-controlling interests	1,480	23,741	3,452
Total shareholders' deficit	(272,975)	(114,603)	(16,669)

Commitments and contingencies	—	—	—
Total liabilities, mezzanine equity and shareholders' deficit	905,514	1,006,746	146,424

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
				Unaudited
Summary Consolidated Cash flow Data:
Net cash flow generated from operating activities	92,624	259,708	78,535	11,424
Net cash used in investing activities	(110,586)	(128,629)	(74,793)	(10,878)
Net cash generated from/(used in) financing activities	123,636	6,021	(142,633)	(20,747)
Net increase/(decrease) in cash and cash equivalents and restricted cash	105,674	137,100	(138,891)	(20,201)
Cash and cash equivalents and restricted cash at the beginning of year	85,583	191,257	328,357	47,758
Cash and cash equivalents and restricted cash at the end of the year	191,257	328,357	189,466	27,557

Non-GAAP Financial Measures

        To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted EBITDA as an additional non-GAAP financial measure. We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance. We also believe that such non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

        Adjusted EBITDA should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measure with the most directly comparable GAAP measures. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

        Adjusted EBITDA represents net income/(loss), which excludes depreciation and amortization and income tax expenses, before share-based compensation expenses. The table below sets forth a reconciliation of our net loss to adjusted EBITDA for the period indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
				Unaudited
Net (loss)/income	(27,147)	40,342	53,445	7,775
Subtract:
Net interest income	1,809	4,094	1,142	166
Add:
Income tax expenses	7,869	19,539	14,454	2,102
Depreciation and amortization	31,659	36,768	54,944	7,990
EBITDA	10,572	92,555	121,701	17,701
Add:
Share-based compensation expenses	6,557	7,886	7,648	1,112
Offering expenses	—	—	14,766	2,148
Adjusted EBITDA	17,129	100,441	144,115	20,961

Key Operating Data

        The following table presents our key operating data for the periods indicated:

	As of/for the Year Ended December 31,
	2016	2017	2018
Student enrollment	55,758	82,728	118,277
Gross billings (RMB'000)	974,878	1,318,690	1,424,026
Number of self-operated learning centers	85	94	119
Number of franchised learning centers	2	8	16
Course withdrawal rate(1) %	6.9	9.1	10.2

(1)
Refers to the amount of refunds we issued in a specific period of time as a percentage of the sum of the amount of gross billings and the amount of refunds for such period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Consolidated Financial Data and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

        We are a leading general ELT service provider in China. We are committed to improving the overall English competence and practical English skills of the general Chinese population. We are a leader in China's fast-growing general ELT market. According to the Frost & Sullivan Report, we are the second largest player in China's offline general ELT market in terms of revenue in 2018. We offer a comprehensive ELT service portfolio comprising general adult English training, junior English training, overseas training services, online English training and other English language-related services to students from a wide range of age groups.

        We have established a highly scalable offline-online business model. We have a nationwide offline network of both self-operated learning centers and franchised learning centers. As of December 31, 2018, we had established a nationwide offline learning center network of 119 self-operated learning centers covering 26 cities in 14 provinces, autonomous regions and municipalities in China, and 16 franchised learning centers across 11 provinces and municipalities in China as of December 31, 2018. In terms of the number of self-operated learning centers, we were ranked first in the general ELT market in China as of December 31, 2018, according to the Frost & Sullivan Report. We also operate the "Likeshuo" platform to offer online live streaming English training services. As of December 31, 2018, we had approximately 760,000 registered users on our "Likeshuo" platform and cumulatively over 140,000 paying users, who purchased our online English training courses or trial lessons. As of the same date, the cumulative number of student enrollments in our online English training courses was approximately 87,000 and we had delivered over 2.4 million accumulated course hours to our students online. According to the Frost & Sullivan Report, we were the second largest online general adult ELT service provider in China in terms of revenue in 2018.

        We experienced significant growth over the past several years. Our revenue increased from RMB801.5 million in 2016 to RMB1,149.7 million in 2017, and further to RMB1,424.2 million (US$207.1 million) in 2018, largely due to the expansion of our learning center network involving an increase in the number of self-operated and franchised learning centers, as well as additional student enrollment in our offline and online English training courses. Along with the expansion of our learning center network, our brands have also strengthened. This has allowed us to maintain our position as a market leader, improve our profitability and enjoy a highly loyal customer base. We recorded adjusted EBITDA of RMB17.1 million, RMB100.4 million and RMB144.1 million (US$21.0 million) for the years ended December 31, 2016, 2017 and 2018, respectively. Our net results improved and from a net loss of RMB27.1 million in 2016 to a net income of RMB40.3 million in 2017, and further to a net income of RMB53.4 million (US$7.8 million) in 2018.

Major Factors Affecting Our Results of Operations

        We operate in China's ELT market, and our results of operations and financial condition are significantly affected by the general factors driving this market. China's rapid economic growth over the past two decades and the increasing per capita disposable income have led to both increased spending on English language education services and intensified competition for high-quality education resources.

        We have benefited from a number of factors, including, but not limited to, China's rising birth rate, which largely results from the rising population in large urban centers, increases in average household income, increasing number of high-income families, limited penetration of ELT services across China, favorable government policies that support the growth of private education enterprises and permits that increase operational and pricing flexibility, and the continued focus on study-abroad opportunities by parents.

        At the same time, our results are subject to the changes in the regulatory regime governing the education industry in China. The PRC government regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide education services, standards for operating facilities and limitations on foreign investments in the education industry. In addition, the PRC laws and regulations on private education and training services and related regulatory practices are constantly evolving, involve substantial uncertainties, and their implementation differs from region to region. For example, among our self-operated learning centers in operation as of December 31, 2018, 83 of them did not have the private school operating permits or business licenses, or were operating beyond the authorized business scope. While we believe some of these learnings centers were not required to obtain such private school operating permits based on local regulations, 46 of them were probably operating without the requisite private school operating permits or business licenses, or were operating beyond their authorized business scope, and they contributed to an aggregate of approximately 17.5% of our total gross billings in 2018. In particular, three of these 46 learning centers located in Xi'an, Guangzhou and Shenzhen have been ordered to suspend their operations for rectification by the relevant local education authorities until they obtain the required private school operating permits, and they contributed to an aggregate of approximately 1.9% of our total gross billings in 2018. Notwithstanding the above, we have continued to operate all of these 46 leaning centers and have not received any further notice or sanction from the relevant government authorities as of the date of this prospectus. Based on our understanding of the current PRC regulatory framework and discussion with our PRC counsel and the relevant local regulatory authorities, we currently believe that we will not be required to actually suspend the operation of any substantial number of our learning centers notwithstanding the regulatory uncertainties. However, we cannot assure you that PRC regulatory authorities will not take any action contrary to our belief in the future, in which case our revenues, gross profit, income from operations and net income may decrease significantly and our liquidity and capital resources may also be materially and adversely affected. See "Risk Factors—Risks Related to Our Business and Industry—We are required to obtain various operating permits and licenses for our English training services in China and failure to comply with these requirements may materially and adversely affect our business operations." For description of the evolving regulatory landscape in China, see "Regulations—Regulations on Private Education in the PRC."

        While our business is influenced by factors affecting the offline and online ELT market in China generally, we believe our results of operations are more directly affected by company-specific factors, including the major factors highlighted below.

Student Enrollment

        Our revenue primarily consists of course and service fees from students enrolled in our offline English training and online English training services, which is directly driven by the number of our student enrollments, which represents the number of actual new sales contracts entered into between us and our students, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time. Our total student enrollment increased by 112.1% from 55,758 in 2016 to 118,277 in 2018. Growth in our student enrollment is dependent on our ability to retain our current students and to recruit new students.

        Our ability to retain existing students is largely dependent on the variety and quality of our course offerings, the quality of our teachers and students' overall satisfaction with the education services we offer. A substantial number of the students are enrolled in our courses through word-of-mouth referrals. Consequently, our ability to recruit new students is largely dependent on our reputation and brand recognition, which are affected by our branding activities and other selling and marketing efforts. Our reputation and brand recognition were primarily driven by the satisfaction of our students and the high quality of our teaching staff. We have expanded our service offerings to a full spectrum of offline and online English training services, including general adult English training and overseas English training services to students of a wide range of age groups since the inception of our first self-operated learning center. In 2014, we launched our online English learning platform "Likeshuo" to offer online live streaming ELT courses to a wider coverage of student base. In 2018, we commenced to offer junior English training, which is mainly designed for students aged between six to 18, and introduced a new curriculum, the "Explore Curriculum," for our general adult English training.

Number and Maturity of the Learning Centers

        Our revenue growth is also driven by the number of our self-operated and franchised learning centers, which directly affects our overall student enrollment, as well as the maturity of our existing learning centers. Our ability to increase the number of self-operated and franchised learning centers depends on a variety of factors, including, but not limited to, identifying suitable locations and partners, hiring high-caliber teaching staff and other necessary personnel for the new learning centers, and other investment in implementing our centralized management across our offline learning center network. As of December 31, 2018, we had 119 self-operated learning centers covering 26 cities and 14 provinces in China, and 16 franchised learning centers across 11 provinces and municipalities in China. We have adopted a prudent approach to seek and evaluate qualified franchisees and implemented centralized management across all our self-operated and franchised learning centers in various stages. In addition, the maturity of our learning centers affects our revenue growth and profitability. Newly established learning centers normally start contributing to our revenue growth and profitability after an initial ramp-up period, which typically lasts between one to two years. In 2016, 2017 and 2018, most of our newly established learning centers were able to generate sufficient gross billings to cover their operating costs during the ramp-up period. The number of our self-operated learning centers had grown steadily in recent years, increasing from 70 as of January 1, 2016 to 119 as of December 31, 2018. As our network continues to grow in size, we believe that our large business scale strengthens our brands and enhances our reputation, which in turn supports the further growth of our network. The number of our learning centers in operation may also be affected by changes in PRC regulatory framework and practices. Among the 119 self-operated learning centers as of December 31, 2018, 46 of them were probably operating without the requisite private school operating permits or business licenses, or were operating beyond their authorized business scope, and three of them have been ordered to suspend their operations for rectification by the relevant local education authorities. While we have continued to operate all of these 46 leaning centers and have not received any further notice or sanction from the relevant government authorities as of the date of this prospectus, we cannot assure you that the PRC regulatory authorities will not take any further action in the future. If we have to actually suspend the business operation of any of our learning centers, our results of operation and financial conditions could be materially and adversely affected. See "Risk Factors—Risks Related to Our Business and Industry—We are required to obtain various operating permits and licenses for our English training services in China and failure to comply with these requirements may materially and adversely affect our business operations.

Pricing

        Our revenue is directly affected by the pricing of our courses and the type of services offered. We typically charge students course and service fees based on the total number of course hours, the class sizes and the types of the courses the student enrolls in, or the types of services we provide to such student. When we set fee rates for our courses and services, we also consider the general economic condition in and the income level of the residents of the relevant locations of our learning centers, the local demand for our services and our competitors' fee rates for similar service offerings. See "Business—Pricing and refund Policies" for details of our pricing policy.

        We implement our effective centralized management systems at a majority of our franchised learning centers and require them to adhere to our standardized pricing and refund policies we apply at our self-operated learning centers in order to maintain stable student retention rates and efficient operations at our franchise learning centers. We may adjust the course and service fees for new contracts when we have upgraded our existing courses or developed new courses and services. The course and service fee levels of our learning centers remained relatively stable in 2016, 2017 and 2018. In the long run, we seek to gradually increase our course and service fee levels without compromising our student enrollment.

Cost Control and Operating Efficiency

        Our profitability depends significantly on our ability to improve our operating efficiency through cost control. Our cost of revenues consists primarily of teaching staff costs and property expenses for our self-operated learning centers. Teaching staff costs depend on the number of our teachers we employ and their levels of compensation. We offer attractive compensation to our teachers to attract and retain the best teaching talent. The number of our full-time teachers, study advisors and teaching service staff increased from 1,558 as of December 31, 2016 to 1,754 as of December 31, 2017, and further to 2,152 as of December 31, 2018, in line with our efforts to enhance our teaching quality, the growth of student enrollment and the expansion of our network and course offerings.

        Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. Historically, we have incurred significant sales and marketing expenses primarily because we utilize a variety of sales and marketing approaches to increase our student enrollment and strengthen our brand recognition, including, but not limited to, various offline sales activities. See "Business—Marketing and Sales." In addition, we leverage our developed offline and online marketing channels to recruit new students.

        Going forward, we expect that our total costs and expenses will increase in line with the expansion of our network and education service offerings. Also, we expect to incur additional costs and expenses associated with becoming a public company. However, this increase is likely to be partially offset by our increasing economies of scale and improved operating efficiency.

Diversification of Course and Service Offerings

        The diversification of our course and service offerings has had a positive impact on our revenue growth and we believe it will continue to positively impact our growth going forward. We currently have a wide spectrum of offline and online English training course offerings. Our extensive portfolio of services allows us to extend our service to a wider group of customers and conduct cross-selling between our offline and online English training businesses, improve student stickiness to realize synergies across these business lines and thereby, maximize student lifetime value that we could capture. For example, historically, we have witnessed significant growth in our online English training business since the launch of our "Likeshuo" platform in 2014. The synergy created by such offline-online business model effectively helped us to increase customer conversion rate at reasonable costs. We expect to achieve ramp-up and expansion of our online English training business in an economical and effective manner with the support from our extensive offline learning center network.

        In addition, in January 2018, driven by the increasing English learning demand from younger aged students, we decided to further expand our business segments to include junior English training in selected regions where we have extensive network coverage and brand recognition.

Key Components of Results of Operations

Revenues

        In 2016, 2017 and 2018, we primarily offered general adult English training, overseas training services, online English training, junior English training and other English language-related services. The table below sets forth a breakdown of our revenue for the periods indicated:

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
						Unaudited
General adult English training(1)	572,135	71.4	785,480	68.3	903,756	131,446	63.5
Overseas training services	180,606	22.5	228,294	19.9	223,601	32,521	15.7
Online English training	46,915	5.9	121,196	10.5	212,302	30,878	14.9
Junior English training	—	—	—	—	65,490	9,525	4.6
Other English language-related services(2)	1,889	0.2	14,751	1.3	19,085	2,776	1.3

Total	801,545	100.0	1,149,721	100.0	1,424,234	207,146	100.0

(1)
Includes revenue from the sales of goods, such as educational materials and food and beverages sold at our self-operated learning centers.

(2)
Includes (i) franchise fees received from our franchised learning centers under the "Meten" brand; and (ii) revenue generated from our "Shuangge English" App.

        Revenue generated from general adult English training was RMB572.1 million, RMB785.5 million and RMB903.8 million (US$131.4 million), representing 71.4%, 68.3% and 63.5% of our total revenue in 2016, 2017 and 2018, respectively. Revenue generated from overseas training services was RMB180.6 million, RMB228.3 million and RMB223.6 million (US$32.5 million), representing 22.5%, 19.9% and 15.7% of our total revenue in 2016, 2017 and 2018, respectively. Revenue generated from junior English training was RMB65.5 million (US$9.5 million) in 2018, representing 4.6% of our total revenue in 2018. With respect to our general adult English training, overseas training services and junior English training, we generally collect course/service fees upfront from our students or in installments. We have refund policies in place for our general adult English training, overseas training services and junior English training, and will refund the relevant course/service fees partially or fully depending on when the request is made by the students in the applicable refund period. For our general adult English training, overseas training services, and junior English training, we record the course/service fees initially as financial liabilities from contracts with customers, and then as deferred revenue depending on whether the course/service fees under the relevant contracts are refundable.

        Revenue generated from our online English training was RMB46.9 million, RMB121.2 million and RMB212.3 million (US$30.9 million), representing 5.9%, 10.5% and 14.9% of our total revenue in 2016, 2017 and 2018, respectively. Students of our online English training services purchase prepaid study cards to enroll in the courses. We typically allow a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with delivering such courses/services online if a student requests a refund during the contract period. We record the proceeds collected from online English training initially as financial liabilities from contracts with customers, and revenue is generally recognized proportionately as the course hours are delivered. For details of our pricing and refund policies, please see "Business—Pricing and Refund Policies." In addition, for further details of our revenue recognition policies, please see "—Critical Accounting Policies—Revenue Recognition."

        We generate other revenue primarily from the franchised learning centers under the "Meten" brand through which our franchise partners are authorized to use our brand and are required to adopt our centralized management system. We receive an initial or renewal franchise fee when we enter into or renew a franchise agreement, and a one-time design consulting fee. During the term of the franchise, we charge each franchised learning center a recurring franchise fee based on an agreed percentage of its collected course and service fees and related individual course materials fees. Our other revenue also includes revenue generated from our self-developed "Shuangge English" App, which applies the cutting-edge voice evaluation technology to improve students' listening, speaking and reading abilities. See "Business—Our Education Services—Other English Language-related Services" for details.

Cost of Revenues

        Our cost of revenues consists primarily of (i) staff costs, including teaching staff costs and, to a lesser extent, costs relating to research and curriculum development team; (ii) property expenses, including rental, utilities and maintenance expenses of our learning centers; (iii) depreciation and amortization, which represents the depreciation of real properties and equipment for learning centers, and amortization of our training services related intangible assets; and (iv) others, which primarily include consulting fees, foreign teacher-related administrative expenses and teaching materials costs. Our cost of revenues accounted for 43.0%, 40.7% and 44.1%, respectively, of our revenues in 2016, 2017 and 2018. The following table sets forth the components of cost of revenues both in absolute amount and as a percentage of our total cost of revenues for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
						Unaudited
Staff costs	207,566	60.2	294,414	62.9	396,111	57,612	63.1
Property expenses	101,576	29.5	123,152	26.3	148,024	21,529	23.6
Depreciation and amortization for learning centers	16,385	4.8	19,227	4.1	22,838	3,322	3.6
Others	19,283	5.5	31,174	6.7	61,023	8,875	9.7

Total	344,810	100.0	467,967	100.0	627,996	91,338	100.0

        The following tables set forth a breakdown of our cost of revenues by major business segment for the periods indicated.

General adult English training

	Year ended December 31
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
						Unaudited
Staff costs	127,158	57.0	166,613	57.2	186,693	27,153	55.4
Property expenses, depreciation and amortization	86,999	39.0	108,646	37.2	123,827	18,010	36.8
Others	8,820	4.0	16,256	5.6	26,242	3,817	7.8

Total	222,977	100.0	291,515	100.0	336,762	48,980	100.0

Overseas training services

	Year ended December 31
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
						Unaudited
Staff costs	57,649	65.7	76,355	68.4	74,123	10,781	61.8
Property expenses, depreciation and amortization	26,875	30.6	30,379	27.2	33,397	4,857	27.9
Others	3,252	3.7	4,929	4.4	12,378	1,800	10.3

Total	87,776	100.0	111,663	100.0	119,898	17,438	100.0

Online English training

	Year ended December 31
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
						Unaudited
Staff costs	20,175	87.9	46,561	90.5	107,440	15,626	93.3
Property expenses, depreciation and amortization	—	—	—	—	911	133	0.8
Others	2,784	12.1	4,870	9.5	6,807	990	5.9

Total	22,959	100.0	51,431	100.0	115,158	16,749	100.0

Junior English training

	Year ended December 31
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
						Unaudited
Staff costs	—	—	—	—	23,306	3,390	55.8
Property expenses, depreciation and amortization	—	—	—	—	12,726	1,851	30.5
Others	—	—	—	—	5,741	835	13.7

Total	—	—	—	—	41,773	6,076	100.0

Gross Profit and Gross Profit Margin

        The following table sets forth our gross profit and gross profit margin by major business segment for the periods indicated.

	Year ended December 31,
	2016		2017		2018
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Gross Profit		Gross Profit Margin
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
						Unaudited
General adult English training	349,158	61.0	493,965	62.9	566,994	82,466	62.7
Overseas training services	92,830	51.4	116,631	51.1	103,703	15,083	46.4
Online English training	23,956	51.1	69,765	57.6	97,144	14,129	45.8
Junior English training	—	—	—	—	23,717	3,449	36.2

Total	465,944	58.3	680,361	59.9	791,558	115,127	56.3

Operating Expenses

        Our operating expenses consist of selling and marketing expenses, general and administrative expenses, as well as research and development expenses. The table below sets forth our operating expenses, both in absolute amount and as a percentage of our total operating expenses for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
						Unaudited
Selling and marketing expenses	268,643	55.4	373,065	59.0	425,217	61,845	57.1
General and administrative expenses	198,431	40.9	237,509	37.6	293,157	42,638	39.4
Research and development expenses	18,187	3.7	21,217	3.4	26,178	3,807	3.5

Total	485,261	100.0	631,791	100.0	744,552	108,290	100.0

Selling and marketing expenses

        Our selling and marketing expenses primarily consist of (i) salaries and benefits of our sales and marketing personnel, which amounted to RMB162.8 million, RMB221.5 million and RMB259.2 million (US$37.7 million) in 2016, 2017 and 2018, respectively; (ii) marketing expenses, which amounted to RMB90.0 million, RMB135.4 million and RMB144.2 million (US$21.0 million) in 2016, 2017 and 2018, respectively. Our marketing expenses primarily consist of promotional activity expenses, including rental cost and personnel expenses for our offline sales points, online marketing expenses, media advertisement expenses and other marketing expenses; (iii) promotional expenses relating to the recruitment of prospective student; (iv) tele-marketing expenses; (v) consulting service fees for sales and marketing purposes; and (vi) others, which primarily consist of the transaction fees withheld by certain third-party financial institutions in relation to the installment payment arrangement we help set up between certain of our students and such financial institutions to facilitate the payments of the course/service fees for certain of our students, which are recorded as sales and marketing expenses. See "Business—Pricing and Refund Policies." As we continue to increase our sales and marketing efforts in line with our business expansion, we expect that our selling and marketing expenses will likely continue to increase in absolute amounts.

General and administrative expenses

        Our general and administrative expenses mainly consist of (i) salaries and benefits of our administrative personnel; (ii) depreciation and amortization of the properties and facilities used for administrative purposes; and (iii) office expenses. We expect that our general and administrative expenses will increase in absolute amounts in the foreseeable future as we incur additional costs for becoming and being a public company. However, this increase is likely to be partially offset by our increasing economies of scale and improve our operating efficiency.

Research and development expenses

        Our research and development expenses are primarily expenses incurred in relation to the development of our products, course content and IT systems. We expect to continue to increase our investment in research and development activities, as we believe continuous development of our products and services to improve our teaching outcome and enhance students' learning experience is crucial to our success.

Taxation

Cayman Islands

        We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

        Our two wholly-owned subsidiaries in Hong Kong, Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited, are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied in our consolidated financial statements as Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited had no assessable income for 2016, 2017 and 2018.

PRC

        Our subsidiaries and affiliated entities in China are companies incorporated under the PRC laws and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity's global income as determined under PRC tax laws and accounting standards.

        We are subject to VAT at a rate of 6%, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. In addition, most of our subsidiaries in China that participate in the non-diploma education service industry choose the simplified method of taxation where the VAT collection rate is 3%.

        As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries, Zhuhai Meten and Zhuhai Likeshuo. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends it receives from Zhuhai Meten and Zhuhai Likeshuo, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

        If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a "resident enterprise" under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See "Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC 'resident enterprise,' we could be subject to PRC income tax at the rate of 25% on our worldwide income, and holders of our ADSs and ordinary shares may be subject to a PRC withholding tax upon the dividends payable by us and upon gain from the sale of our ADSs and ordinary shares."

Critical Accounting Policies

        We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgment, estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and revenue and expenses. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of relevant current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

        The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

        We adopted ASC 606, "Revenue from Contracts with Customers" for all periods presented. Consistent with the criteria of ASC 606, we follow five steps for its revenue recognition: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The primary sources of our revenues are as follows:

General adult English training and overseas training services

        Course and service fees for general adult English training are generally collected in advance as a package for: (i) course fee of main general adult English courses; (ii) course fee of supplementary general adult English course; (iii) education materials; and (iv) assessment of level of English proficiency.

        The overseas training services are provided for customers who plan to take international standardized tests and/or study abroad. Such services mainly comprise international standardized test preparation courses, which is the key component, and overseas study services.

        Students can attend general adult English training courses and international standardized test preparation courses for predetermined course hours in a predetermined period of time. Supplementary general adult English training courses can be attended without limit in such period of time. Generally, students are entitled to a short-term course trial period/trial courses which commence on the date the course begins or the date of contract signed. Refunds are provided to students if they decide not to participate in such course within the trial period/trial courses. In addition, we offer refunds amount to 70% of the uncompleted course fees to students who withdraw from such courses, provided attended classes are less than or equal to 30% of total course hours of such course at the time of withdrawal. No refund will be provided to students who have attended more than 30% of the total course hours the underlying course.

        Each type of service/product included in the course fee is a separate unit of accounting, as each type has distinct nature with different patterns and measurements of transfer to the students. We estimate standalone selling prices of each service/product and recognizes them in different revenue recording methods.

        For main general adult English training courses/international standardized test preparation courses, revenues are recognized proportionately as the course hours are consumed. Students may not utilize all of their contracted rights within the service period. Such unutilized service treatments are referred to as breakage. An expected breakage amount is determined by historical experience and is recognized as revenue in proportion to the pattern of service utilized by the students.

        For supplementary general adult English training courses, revenues are recognized on a straight line basis over the entire main general adult English training course period.

        For education materials and assessments of level of English proficiency, revenues are recognized according to the accounting policy for sales of goods. See "—Sales of goods."

        Course fees received are initially recorded as financial liabilities from contracts with customers. During the trial period/trial courses, we recognize contract assets when revenues are recognized. After the completion of trial period/trial courses but before the completion of 30% of total course hours of such course, the contract assets are set off against the financial liabilities from contracts with customers, recognition of revenue is recorded as a reduction of the related financial liabilities from contracts with customers, and nonrefundable amounts of course fee are transferred from financial liabilities from contracts with customers to deferred revenue. After the completion of 30% of total course hours of such course, the remaining financial liabilities from contracts with customers are reclassified as deferred revenue in the consolidated balance sheet and the recognition of revenue is recorded as a reduction of the deferred revenue.

Online English training

        We operate "Likeshuo" platform to offer online live streaming English training courses. Students enrolled for online courses by using prepaid study cards. For courses offered on the "Likeshuo" platform, we typically allow refunds of the course fees for any undelivered course hours after deducting a platform operation charge associated with the delivering such courses online, provided that a student can apply for refund at any time during these courses.

        The proceeds collected for the study cards are initially recorded as financial liabilities from contracts with customers. Revenues are generally recognized proportionately as the course/service hours are delivered.

Junior English training

        We offer junior English training services under our "Meten" brand and "ABC" brand. Students attend the classroom-based training for predetermined course hours in a predetermined period of time.

        We assess and consider a number of factors when determining the transaction price. In making such assessment, we consider price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. For courses offered under our "Meten" brand, the refund policy is similar to our general adult English training service. For courses offered under our "ABC" brand, customers are generally entitled to a refund that is proportionate to incompleted course hours after a deduction of RMB2,000 as early contract termination fee if such customer requests for a refund within 30 days upon the commencement of the course. No refund will be provided if a customer requests a refund after 30 days upon the commencement of the course. Course fee received are initially recorded as financial liabilities from contracts with customers. Within the 30-day trial period, recognition of revenue is recorded as a reduction of the related financial liabilities from contracts with customers. After 30 days and upon the commencement of the course, the remaining financial liabilities from contracts with customers are reclassified as deferred revenue in the consolidated balance sheet and the recognition of revenue is recorded as a reduction of the deferred revenue. Revenues are generally recognized proportionately as the course hours are delivered.

Sales of goods

        Sales of goods are primarily derived from (i) the sales of food and beverages at our self-operated learning centers; and (ii) the delivery of education materials and assessment report of level of English proficiency as included in the package of the general adult English training. Revenue is recognized when the customer takes possession of and accepts the products.

Other English language-related services

        Revenues from other English language-related services are primarily derived from franchised learning centers through which the franchisees are authorized to use our brands and are required to adopt our centralized management system. A one-time initial franchise fee and one-time design consulting fee or a one-time renewal franchise fee is received when we enter into or renew a franchise agreement. During the term of the franchise agreement, each franchised learning center are charged recurring monthly franchise fees based on an agreed percentage of its collected course and service fees and related individual course materials fees. The revenue of initial/renewal franchise fee is recognized on a straight-line basis over the franchise period. The revenue of the one-time design consulting fee is recognized when the consulting service is provided. The revenue of recurring franchise fee is recognized when the franchisee and we confirm and agree the calculation of the fee at the end of each month during the franchise period.

Goodwill

        Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination.

        Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, and determination of our weighted average cost of capital.

Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted. We reduce the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is "more-likely-than-not" that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a "more-likely-than-not" realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, and our experience with operating loss and tax credit carryforwards, if any, not expiring.

        In the financial statements, we recognize the impact of a tax position if that position is "more likely than not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more likely than not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. Interest and penalties recognized related to an unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

Share-based compensation

        Share-based compensation costs are measured at the grant date. The compensation expense in connection with the shares awarded to employees is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the shares awarded to employees, the discounted cash flow pricing model has been applied.

Results of Operations

        The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as a percentage of total net revenue, for the period indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
						Unaudited
Summary Consolidated Statements of Operations:
Revenues	801,545	100.0	1,149,721	100.0	1,424,234	207,146	100.0
Cost of revenues	(344,810)	(43.0)	(467,967)	(40.7)	(627,996)	(91,338)	(44.1)
Gross profit	456,735	57.0	681,754	59.3	796,238	115,808	55.9
Operating expenses:
Selling and marketing expenses	(268,643)	(33.5)	(373,065)	(32.4)	(425,217)	(61,845)	(29.9)
General and administrative expenses	(198,431)	(24.8)	(237,509)	(20.7)	(293,157)	(42,638)	(20.6)
Research and development expenses	(18,187)	(2.3)	(21,217)	(1.8)	(26,178)	(3,807)	(1.8)
(Loss)/income from operations	(28,526)	(3.6)	49,963	4.3	51,686	7,518	3.6
Interest income	2,578	0.3	4,103	0.4	1,150	167	*
Interest expenses	(769)	(0.1)	(9)	*	(8)	(1)	*
Foreign exchange gain/(loss), net	67	*	(184)	*	21	3	*
Gains on available-for-sale investments	890	0.1	2,485	0.2	3,916	570	0.3
Government grants	4,434	0.6	4,046	0.4	7,817	1,137	0.5
Equity in income/(loss) on equity method investments	(842)	(0.1)	(150)	*	1,668	243	0.1
Others, net	2,890	0.4	(373)	*	1,649	240	0.1
(Loss)/income before income tax	(19,278)	(2.4)	59,881	5.2	67,899	9,877	4.8
Income tax expense	(7,869)	(1.0)	(19,539)	(1.7)	(14,454)	(2,102)	(1.0)
Net (loss)/income	(27,147)	(3.4)	40,342	3.5	53,445	7,775	3.8

*
Less than 0.1% or (0.1)%, as applicable.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

        Our total revenue increased by 23.9% from RMB1,149.7 million in 2017 to RMB1,424.2 million (US$207.1 million) in 2018. This increase was primarily due to the increases in our student enrollment and the number of learning centers, in particular the number of our learning centers that have operated more than one year for our offline English training businesses (including our general adult English training and overseas training services). We estimate that our newly opened learning centers generally require more than one year of operation to reach the expected break even point, which is the first point in time when revenues generated by such newly opened learning centers equal their cost of revenues and other operating expenses, and such learning centers become more mature in their business operations after the initial ramp-up period, which would usually result in more student enrollment and gross billings. We opened nine and eight new learning centers in 2017 and 2018, respectively. In addition, within our offline network, the number of learning centers that we have operated for more than one year increased from 85 in 2017 (including 15 learning centers that were newly opened in 2016 and have been operating for more than one year as of the end of 2017) to 89 in 2018 (including nine learning centers that were newly opened in 2017 and have been operating for more than one year as of the end of 2018). In addition, revenues from newly acquired 21 self-operated and four franchised learning centers under the "ABC" brand was RMB60.3 million in 2018, which contributed approximately 4.2% to our total revenues in 2018. We only consolidated six months of the revenues of ABC Education Group because the acquisition was completed in June 2018.

        For our general adult English training, revenues increased from RMB785.5 million in 2017 to RMB903.8 million (US$131.4 million) in 2018, primarily due to (i) an increase in the number of learning centers that we have operated for longer than one year; and (ii) the steady growth in our student enrollment from 49,784 as of December 31, 2017 to 56,060 as of December 31, 2018; as partially offset by a decrease in the average course fee per student from approximately RMB22,147 in 2017 to RMB18,112 (US$3,871) in 2018, which is calculated by dividing the course fees received (excluding any refund) for our general adult English training business by the number of student enrollments of the same segment. However, excluding the effect of gross billings and student enrollment under the English language training boot camps, which is a two-day add-on course we began to offer to both newly enrolled or existing students under the general adult English training segment in 2017, average course fee per student under our general adult English training increased from RMB25,779 in 2017 to RMB26,615 in 2018.

        For our overseas training services, revenues decreased from RMB228.3 million in 2017 to RMB223.6 million (US$32.5 million) in 2018, primarily because of a decrease in the average course fee per student from approximately RMB32,738 to RMB29,709.

        For our online English training, revenues increased from RMB121.2 million in 2017 to RMB212.3 million (US$30.9 million) in 2018, primarily due to steady growth in our student enrollment from 24,299 as of December 31, 2017 to 44,586 as of December 31, 2018.

        For our Junior English training, revenues increased from nil in 2017 to RMB65.5 million (US$9.5 million) in 2018, mainly because we started to operate this business in 2018 and acquired ABC Education Group, an English language training service provider, in June 2018.

Cost of Revenues

        Our total cost of revenues increased by 34.2% from RMB468.0 million in 2017 to RMB628.0 million (US$91.3 million) in 2018. This increase was primarily due to (i) an increase in staff costs; and (ii) increases in property expenses, and depreciation and amortization costs, including rental, utilities, maintenance and depreciation and amortization costs for our learning centers for our general adult English training, overseas training services and junior English training, as a result of the expansion of our learning center network.

        For our general adult English training, cost of revenues increased from RMB291.5 million in 2017 to RMB336.8 million (US$49.0 million) in 2018, primarily due to increases in staff costs, property expenses and depreciation and amortization costs. The staff costs increased from RMB166.6 million in 2017 to RMB186.7 million (US$27.2 million) in 2018, primarily as a result of increased staff cost due to the increased delivery of course hours in 2018 caused by increased student enrollment. The property expenses, and depreciation and amortization costs for our general adult English training increased from RMB108.6 million in 2017 to RMB123.8 million (US$18.0 million) in 2018 as we established eight new learning centers in 2018 and incurred additional rental costs of our existing learning centers.

        For our overseas training services, cost of revenues increased from RMB111.7 million in 2017 to RMB119.9 million (US$17.4 million) in 2018, primarily due to increases in property expenses, and depreciation and amortization costs, and others. The property expenses, and depreciation and amortization costs increased from RMB30.4 million in 2017 to RMB33.3 million (US$4.8 million) in 2018, mainly due to an increase in the number of our learning centers, which was in line with our expansion strategy, and an increase in rental costs of existing learning centers. Others increased from RMB4.9 million in 2017 to RMB12.4 million (US$1.8 million) in 2018, mainly due to an increase in the costs relating to our recently established short-term study-abroad program, including airfares and other travel-related expenses, among other things.

        For our online English training, cost of revenues increased from RMB51.4 million in 2017 to RMB115.2 million (US$16.7 million) in 2018, primarily reflecting increases in staff costs. The staff costs increased from RMB46.6 million in 2017 to RMB107.4 million (US$15.6 million) in 2018, primarily as a result of an increase in the number of our online full-time teaching staff, from 102 as of December 31, 2017 to 174 as of December 31, 2018.

        For our junior English training, cost of revenues increased from nil in 2017 to RMB41.8 million (US$6.1 million) in 2018, mainly because we started to operate this business in January 2018 and acquired ABC Education Group, an English language training service provider, in June 2018.

Gross Profit and Gross Profit Margin

        As a result of the foregoing, our gross profit increased by 16.8%, from RMB681.8 million in 2017 to RMB796.2 million (US$115.8 million) in 2018. Our gross profit margin decreased from 59.3% in 2017 to 55.9% in 2018 primarily due to the commencement of the operations of our new junior English training business, which had lower gross profit margin compared to that of our general adult English training, and the commencement of the operations of the short-term study-abroad program, which had a lower gross profit as compared with other overseas training services we offered.

        The gross profit margin for our general adult English remained relatively stable at 62.7% in 2018 compared to 62.9% in 2017. The gross profit margin for our online English training decreased from 57.6% in 2017 to 45.8% in 2018, primarily due to increased staff cost associated with an increase in the number of online full-time teaching staff resulting from the increased delivery of course hours in 2018 compared to 2017 caused by increased student enrollments, and we increasingly offered certain of our volume-based online English training products at affordable prices to attract student enrollment, which had a lower gross profit margin compared to our other online English training services and products. The gross profit margin for our overseas training services decreased from 51.1% in 2017 to 46.4% in 2018 due to additional costs incurred in connection with our recently commenced short-term study-abroad program, which had a relatively lower profit margin as compared with our other overseas training services. The gross profit margin for our junior English training was 36.2% in 2018, mainly due to our acquisition of ABC Education Group in June 2018.

Selling and Marketing Expenses

        Our selling and marketing expenses increased by 14.0% from RMB373.1 million in 2017 to RMB425.2 million (US$61.8 million) in 2018, primarily due to (i) an increase in marketing personnel expenses from RMB221.5 million in 2017 to RMB259.2 million (US$37.7 million) in 2018 because we hired additional marketing staff, which was in line with the expansion of our business; and (ii) an increase in the online marking expenses from RMB87.7 million in 2017 to RMB92.9 (US$13.5 million) million in 2018 primarily relating to our engagement with third-party online platforms to advertise our offline English training business in connection with our offline-online synergetic business model.

General and Administrative Expenses

        Our general and administrative expenses increased by 23.5% from RMB237.5 million in 2017 to RMB293.2 million (US$42.6 million) in 2018. This increase was primarily due to the increased staff cost, rental, utility and other expenses for our offices in connection with our business expansion and we incurred additional expenses relating to this offering in 2018.

Research and Development Expenses

        Our research and development expenses increased by 23.6% from RMB21.2 million in 2017 to RMB26.2 million (US$3.8 million) in 2018. This increase was a result of the introduction of new courses and service offerings and the development of our IT systems, and an increase in the staff costs in connection with our research and development efforts.

Interest Income

        Our interest income decreased by 70.7% from RMB4.1 million in 2017 to RMB1.2 million (US$0.2 million) in 2018 mainly because we previously had an entrusted loan arrangement in place with certain financial institution, which we terminated in February 2017, in order to facilitate installment payments of our course fees for our students, and the service fee of which was generally recorded as our interest income. We disposed all of the related assets in connection with such entrusted loan arrangement as of December 31, 2017.

Interest Expenses

        Our interest expenses remained relatively stable at RMB8,000 (US$1,164) in 2018 compared to RMB9,000 in 2017.

Foreign Exchange Gain/(Loss), net

        We had a net total of RMB21,000 (US$3,054) foreign exchange gain in 2018, as compared to a net total of RMB184,000 foreign exchange loss in 2017. The increase was mainly because we held a certain amount of foreign currency to facilitate payments to foreign teachers we employed, which resulted in foreign exchange gain due to the fluctuation of the foreign exchange rates in 2018.

Gains on Available-for-sale Investments

        Our gains on available-for-sale investments increased by 56.0% from RMB2.5 million in 2017 to RMB3.9 million (US$0.6 million) in 2018. We primarily invest in short-term structured bank deposits and short-term PRC government bonds. This increase was primarily due to the redemption of certain of our short-term investments in 2018 and the increase in the interest rates that were applicable to our investment.

Government Grants

        We had a total of RMB4.0 million government grants in 2017 as compared to RMB7.8 million (US$1.1 million) in 2018. Such government grants were non-recurring in nature and could fluctuate.

Equity in income/(loss) on Equity Method Investments

        We had a total of RMB150,000 loss on equity method investments in 2017, as compared to a total of RMB1.7 million (US$242,600) gain on equity method investments in 2018. This increase was primarily as a result of two of the education service companies we invested in, namely, Shenzhen SKT Education Technology Co., Ltd. and Beijing Wuyan Education Consulting Co., Ltd., becoming profitable after the initial ramp-up period. We held 10.875% and 20% equity interest in common shares or in-substance common shares of these two companies, respectively.

Others, net

        Our net income/loss from others increased from a loss of RMB373,000 in 2017 to a gain of RMB1.6 million in 2018. This increase was primarily due to the increase in miscellaneous fees we charged our students based on certain services or products we provided, including visa application services and study materials.

Income Before Income Tax

        As a result of the foregoing, we had income before income tax of RMB67.9 million (US$9.9 million) in 2018, as compared to RMB59.9 million in 2017.

Income Tax Expense

        Our income tax expense decreased from RMB19.5 million in 2017 to RMB14.5 million (US$2.1 million) in 2018, primarily because we received a new tax incentive in 2018 that allowed us to enjoy a lower corporate income tax rate, and we recognized deferred tax assets from the previous fiscal years.

Net Income

        As a result of the foregoing, we had net income of RMB53.4 million (US$7.8 million) in 2018, compared to RMB40.3 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

        Our total revenue increased by 43.4% from RMB801.5 million in 2016 to RMB1,149.7 million in 2017. This increase was primarily due to the increases in our student enrollment and the number of learning centers, in particular the number of our learning centers that have operated more than one year, for our offline English training businesses (including our general adult English training and overseas training services). We estimate that our newly opened learning centers generally require more than one year of operation to reach the expected breakeven point, which is the first point in time when the revenues generated by such newly opened learning centers equal their cost of revenues and other operating expenses, and such learning centers become more mature in their business operations after the initial ramp up period, which would usually result in more student enrollment and gross billings. We opened 15 and nine new learning centers in 2016 and 2017, respectively. In addition, within our offline network, the number of learning centers that we have operated more than one year increased from 70 in 2016 (including 11 learning centers that were newly opened in 2015 and have been operating for more than one year as of the end of 2016) to 85 in 2017 (including 15 learning centers that were newly opened in 2016 and have been operating for more than one year as of the end of 2017).

        For our general adult English training, revenues increased from RMB572.1 million in 2016 to RMB785.5 million in 2017, primarily due to (i) an increase in the number of learning centers that we have operated longer than one year; and (ii) the steady growth in our student enrollment from 34,568 as of December 31, 2016 to 49,784 as of December 31, 2017. as partially offset by a decrease in the average course fee per student from approximately RMB23,780 in 2016 to RMB22,147 in 2017.

        For our overseas training services, revenues increased from RMB180.6 million in 2016 to RMB228.3 million in 2017, primarily due to (i) an increase in the number of learning centers that we have operated longer than one year; and (ii) a steady growth in our student enrollment from 7,202 as of December 31, 2016 to 8,645 as of December 31, 2017.

        For our online English training, revenues increased from RMB46.9 million in 2016 to RMB121.2 million in 2017, primarily due to (i) a steady growth in our student enrollment from 13,988 as of December 31, 2016 to 24,299 as of December 31, 2017; (ii) approximately 16% of our students who had enrolled in our offline English training services in 2017 decided to enroll in our online English training courses; and (iii) an increase in the average course fee per student from approximately RMB8,790 for 2016 to RMB9,280 for 2017, which is calculated by dividing the course fees received for our online English training business by the number of student enrollments of the same segment.

Cost of Revenues

        Our total cost of revenues increased by 35.7% from RMB344.8 million in 2016 to RMB468.0 million (US$71.9 million) in 2017. This increase was primarily due to (i) an increase in staff costs; and (ii) increases in property expenses, and depreciation and amortization costs, including rental, utilities, maintenance and depreciation and amortization costs for our learning centers for our general adult English training and overseas training services, as a result of the expansion of our learning center network.

        For our general adult English training, cost of revenues increased from RMB223.0 million in 2016 to RMB291.5 million (US$44.8 million) in 2017, primarily due to increases in staff costs, property expenses and depreciation and amortization costs. The staff costs increased from RMB127.2 million in 2016 to RMB166.6 million (US$25.6 million) in 2017, primarily due to an increase in the number of our teaching staff, including full-time teachers, study advisors and teaching service staff, from 1,075 as of December 31, 2016 to 1,754 as of December 31, 2017. The property expenses, and depreciation and amortization costs for our general adult English training increased from RMB87.0 million in 2016 to RMB108.6 million (US$16.7 million) in 2017 as we established nine new learning centers in 2017 and incurred additional rental costs for our existing learning centers.

        For our overseas training services, cost of revenues increased from RMB87.8 million in 2016 to RMB111.7 million (US$17.2 million) in 2017, primarily due to increases in staff costs and property expenses, and depreciation and amortization costs. The staff costs increased from RMB57.6 million in 2016 to RMB76.4 million (US$11.7 million) in 2017, primarily as a result of an increase in the number of our full-time teaching staff, from 432 as of December 31, 2016 to 462 as of December 31, 2017. The property expenses, and depreciation and amortization costs increased from RMB26.9 million in 2016 to RMB30.4 million (US$4.7 million) in 2017, mainly due to an increase in the number of our learning centers, which was in line with our expansion strategy, and an increase in rental costs of existing learning centers.

        For our online English training, cost of revenues increased from RMB23.0 million in 2016 to RMB51.4 million (US$7.9 million) in 2017, primarily reflecting increases in staff costs. The staff costs increased from RMB20.2 million in 2016 to RMB46.6 million (US$7.2 million) in 2017, primarily as a result of an increase in the number of our online full-time teaching staff, from 51 as of December 31, 2016 to 102 as of December 31, 2017.

Gross Profit and Gross Profit Margin

        As a result of the foregoing, our gross profit increased by 49.3%, from RMB456.7 million in 2016 to RMB681.8 million (US$104.8 million) in 2017. Our gross profit margin increased from 57.0% in 2016 to 59.3% in 2017 primarily due to an increase in our student enrollment for our general adult English training, overseas training services and online English training, which enabled us to more efficiently utilize our existing education facilities and resources and thereby, diluting the average costs of providing such services by us. In addition, increases in student enrollment allowed us to achieve greater economies of scale as we had larger increases in revenues generated from the course and service fees we received compared to the increases in our cost of revenues.

        The gross profit margin for our general adult English increased from 61.0% in 2016 to 62.9% in 2017, and the gross profit margin for our online English training increased from 51.1% in 2016 to 57.6% in 2017. Both increases were primarily due to the increases in the number of student enrollments, which allowed these two segments to achieve greater economies of scale. The gross profit margin for our overseas training services remained relatively stable in 2017 compared to 2016.

Selling and Marketing Expenses

        Our selling and marketing expenses increased by 38.9% from RMB268.6 million in 2016 to RMB373.1 million in 2017, primarily due to (i) an increase in marketing personnel expenses from RMB162.8 million in 2016 to RMB221.5 million in 2017 because we hired additional marketing staff, which was in line with the expansion of our business; and (ii) an increase in the online marking expenses from RMB49.1 million in 2016 to RMB87.7 million in 2017 primarily related to our engagement with third-party online platforms to advertise our offline English training business in connection with our offline-online synergetic business model.

General and Administrative Expenses

        Our general and administrative expenses increased by 19.7% from RMB198.4 million in 2016 to RMB237.5 million in 2017. This increase was primarily due to the increased staff cost, rental, utility and other expenses for our offices in connection with our business expansion.

Research and Development Expenses

        Our research expenses increased by 16.5%, from RMB18.2 million in 2016 to RMB21.2 million in 2017. This increase was in line with the introduction of new courses and service offerings and the development of our IT systems.

Interest Income

        Our interest income increased by 57.7%, from RMB2.6 million in 2016 to RMB4.1 million in 2017 mainly because we previously had an entrusted loan arrangement in place with certain financial institution, which we terminated in February 2017, in order to facilitate installment payments of our course fees for our students. Under such arrangement, the amount of funds lent by the financial institutions to the borrowing students were generally funded by us. Thus, we were entitled to an installment service fee of 10.45% of the total amount borrowed by such students. The financial institution was obligated to collect the repayments from the borrowing students on our behalf and charged us a collection service fee of 2.45% of the total amount borrowed, and remitted the proceeds together with the balance of installment service fee of 8.0% to us once the funds were received from the borrowing students. We recognized the installment service fee income proportionately on a monthly basis throughout the relevant service contract period, which was generally longer than one year, and recorded it as our interest income. We terminated the entrusted loan arrangement in February 2017 and disposed all of the related assets as of December 31, 2017.

Interest Expenses

        Our interest expenses decreased by 98.8%, from RMB769,000 in 2016 to RMB9,000 in 2017 mainly because the two loans we borrowed in December 2015 and February 2017 for working capital purposes were fully repaid in July 2016 and July 2017 respectively.

Foreign Exchange Gain/(Loss), net

        We had a net total of RMB67,000 foreign exchange gain in 2016, as compared to RMB184,000 foreign exchange loss in 2017. The decrease was mainly because we held certain amount of foreign currency to facilitate payments to foreign teachers we employed, which resulted in foreign exchange loss due to the fluctuation of the foreign exchange rates in 2017.

Gains on Available-for-sale Investments

        Our gains on available-for-sale investments increased by 179.2%, from RMB890,000 in 2016 to RMB2.5 million in 2017. We primarily invest in short-term structured bank deposits and short-term PRC government. This increase was primarily due to the redemption of certain of our short-term investments we made in the second half of 2016 that matured in 2017. Our short-term investments made in 2017 had not yet reached their maturity.

Government Grants

        We had a total of RMB4.4 million government grants in 2016 as compared to RMB4.0 million in 2017. Such government grants were nonrecurring in nature and could fluctuate.

Loss on Equity Method Investments

        Our loss on equity method investments decreased by 82.2% from RMB842,000 in 2016 to RMB150,000 in 2017. This decrease was primarily as a result of two of the education service companies we invested, namely, Shenzhen SKT Education Technology Co., Ltd. and Beijing Wuyan Education Consulting Co., Ltd., had better financial performance after the initial ramp-up period. We held 15% and 20%; respectively, equity interest in common shares or in-substance common shares of these two companies, respectively.

Others, net

        Our net income/loss from others decreased by 112.9% from RMB2.9 million in 2016 to a loss of RMB373,000 in 2017. This decrease was primarily due to the disposals of teaching equipment and electronic devices partially because we strategically relocated some of our learning centers in order to accommodate more student enrollment and had to dispose of certain obsolete teaching equipment and electronic devices in connection therewith.

(Loss) Income Before Income Tax

        As a result of the foregoing, we had income before income tax of RMB59.9 million in 2017, compared to a loss before income tax of RMB19.3 million in 2016.

Income Tax Expense

        Our income tax expense increased from RMB7.9 million in 2016 to RMB19.5 million in 2017, primarily due to the increase in our taxable income. Even though we had net loss in 2016 a number of learning centers we operated in certain regions of the PRC still generated taxable income in the same year. As a result, we incurred income tax obligations in 2016 with respect to the taxable income generated from such learning centers.

Net Income/(Loss)

        As a result of the foregoing, we had net income of RMB40.3 million in 2017, compared to net loss of RMB27.1 million in 2016.

Selected Quarterly Results of Operations

        The following table sets forth our unaudited consolidated results of operations for each of the eight quarters from January 1, 2017 to December 31, 2018. We have prepared the unaudited quarterly consolidated results of operations set forth below on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented. Our historical results are not necessarily indicative of results expected for future periods.

You should read this selected quarterly results of operations section together with our audited consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the three months ended,
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2017				2018
	RMB'000
Summary Consolidated Statements of Comprehensive (Loss)/Income
Revenues	236,327	278,900	322,811	311,683	332,362	315,199	417,056	359,617
Cost of revenues	(105,058)	(111,859)	(130,274)	(120,776)	(132,316)	(140,533)	(185,032)	(170,115)
Gross profit	131,269	167,041	192,537	190,907	200,046	174,666	232,024	189,502
Operating Expense:
Selling and marketing expenses	(88,993)	(93,006)	(94,377)	(96,689)	(99,921)	(102,926)	(112,739)	(109,631)
General and administrative expenses.	(61,968)	(54,329)	(64,682)	(56,530)	(65,027)	(64,702)	(79,215)	(84,213)
Research and development expenses.	(4,328)	(3,709)	(4,511)	(8,669)	(7,707)	(6,568)	(5,800)	(6,103)

(Loss)/income from operation	(24,020)	15,997	28,967	29,019	27,391	470	34,270	(10,445)

Other income (expenses):
Interest income	713	856	939	1,595	375	177	284	314
Interest expenses	(2)	(2)	(3)	(2)	(2)	(2)	(3)	(1)
Foreign currency exchange gain/(loss), net	2	25	(56)	(155)	34	39	(25)	(27)
Gains on available-for-sale investments	28	9	643	1,805	484	1,787	1,638	7
Government grants	1,012	822	854	1,358	2,524	1,159	2,149	1,985
Equity in income/(loss) on equity method investments	(401)	929	409	(1,087)	1,267	675	971	(1,245)
Others, net	1,967	(176)	(615)	(1,549)	309	(506)	(358)	2,204
(Loss)/income before income tax	(20,701)	18,460	31,138	30,984	32,382	3,799	38,926	(7,208)

Income tax expense	(4,096)	(4,863)	(5,513)	(5,067)	(4,346)	(961)	(7,880)	(1,267)

Net (loss)/income	(24,797)	13,597	25,625	25,917	28,036	2,838	31,046	(8,475)

        Seasonal fluctuations have affected, and are likely to affect our business in the future. Historically, the PRC ELT industry experiences lower gross billings growth rate in the first quarter of each year due to the Chinese New Year holiday, and our industry enjoys increases in gross billings growth during the summer months as students are generally on summer holiday and have more time to take ELT courses.

        Our quarterly cost of revenues, selling and marketing expenses and general and administrative expenses generally increased in absolute amounts during the period from January 1, 2017 to December 31, 2018 as we established more self-operated learning centers, which led to the increases in gross billings and revenues, enhanced our marketing efforts and increased the number of our teaching staff, marketing personnel and administrative staff. Our income from operations decreased from RMB27.4 million in the first quarter of 2018 to RMB0.5 million in the second quarter of 2018 mainly due to a decrease in revenue, an increase in cost of revenues as a result of increased staff costs, and an increase in selling and marketing expenses as we continued to enhance our promotional efforts. Our income from operations decreased from an income of RMB34.3 million for the third quarter of 2018 to a loss of RMB10.4 million in the fourth quarter of 2018 mainly because we experienced additional operating losses with respect to ABC Education Group in the fourth quarter of 2018 as we integrated it into our Group's business after the acquisition. Overall, although the historical seasonality of our business has been relatively mild, we expect to continue to experience seasonal fluctuations in our results of operations. Our quarterly results of operations may also vary in the future as a result of potentially different student enrollment trends for new courses, programs and services that we may offer. See "Risk Factors—Risks Related to Our Business and Industry—Our results of operations are subject to seasonal fluctuations."

Liquidity and Capital Resources

Cash Flows and Working Capital

        Our principal sources of liquidity have been from cash generated from operating activities. As of December 31, 2016, 2017 and 2018, we had RMB187.5 million, RMB321.8 million and RMB174.7 million (US$25.4 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi.

        We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, and funds raised from financing activities, including the net proceeds we will receive from this offering. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See "Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investments in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make additional capital contributions to our PRC subsidiaries, our affiliated entities, which could harm our liquidity and our ability to fund and expand our business." We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months without taking into account the proceeds from this offering.

        However, we may require additional cash resources due to the changing business conditions or other future developments, including any investment or acquisition we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

        As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and our VIE and its subsidiaries and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through our affiliated entities. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries, our VIE and its subsidiaries and learning centers. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

        Under applicable PRC laws and regulations, our PRC subsidiaries and learning centers are each required to set aside a portion of its after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, our PRC subsidiaries' ability to pay dividends to us. We currently believe that such limitations will not impact our ability to meet our ongoing short-term cash obligations although we cannot assure you that such limitations will not affect our ability to meet our short-term cash obligations and to distribute dividends to our shareholders in the future.

        The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
				Unaudited
Summary Consolidated Cash flow Data:
Net cash flow generated from operating activities	92,624	259,708	78,535	11,424
Net cash used in investing activities	(110,586)	(128,629)	(74,793)	(10,878)
Net cash generated from financing activities	123,636	6,021	142,633	(20,747)
Net increase/(decrease) in cash and cash equivalents and restricted cash	105,674	137,100	(138,891)	(20,201)
Cash and cash equivalents and restricted cash at the beginning of year	85,583	191,257	328,357	47,758
Cash and cash equivalents and restricted cash at the end of year	191,257	328,357	189,466	27,557

Operating Activities

        Net cash flow generated from operating activities amounted to RMB92.6 million for the year ended December 31, 2016. The difference between our net loss of RMB27.1 million and the net cash generated from operating activities was due to (i) an increase in the financial liabilities from contracts with customers of RMB76.2 million; (ii) an increase in deferred revenue of RMB47.0 million; and (iii) depreciation and amortization of RMB31.7 million, partially offset by (i) an increase in other non-current assets of RMB18.5 million; (ii) an increase in other contract costs of RMB8.8 million; and (iii) an increase in prepayment and other current assets of RMB6.8 million. Financial liabilities from contracts with customers represents the payments received from the students, which were subject to refund. Deferred revenue mainly consists of payments for course and service fees from students, which were not refundable. Increases in financial liabilities and salary and welfare payable for the year ended December 31, 2016 were primarily due to increases in student enrollment and employees we hired, respectively, which was in line with our business expansion in that year. Prepayment and other current assets mainly comprise of (i) loans to third-party financial institutions in connection with our course and service fee installment payment arrangement, the details of which are set forth in "Business—Pricing and Refund Policies;" (ii) prepaid rental and property management fees in relation to our self-operated learning centers; and (iii) prepaid advertising and marketing fees. Other contract costs primarily consist of capitalized commissions related to our marketing activities. Other contract costs increased in 2016 mainly due to an increase in the total gross billings generated in connection with our business expansion. Other non-current assets primarily include prepayment for leasehold improvement, long-term rental deposits and purchases of motor vehicles.

        Net cash generated from operating activities amounted to RMB259.7 million for the year ended December 31, 2017. The difference between our net income of RMB40.3 million and the net cash generated from operating activities was due to (i) an increase in financial liabilities from contracts with customers of RMB100.2 million; (ii) an increase in deferred revenue of RMB59.3 million; and (iii) depreciation and amortization of RMB36.8 million, partially offset by an increase in other contract costs of RMB10.1 million. Increases in financial liabilities from contracts with customers and deferred revenue for the year ended December 31, 2017 were primarily due to an increased number of student enrollments and increased number of newly opened self-operated learning centers as our business continued to expand in 2017. Increase in contract costs for the year ended December 31, 2017 was primarily a result of an increase in the total gross billings generated in connection with our business expansion.

        Net cash generated from operating activities amounted to RMB78.5 million (US$11.4 million) for the year ended December 31, 2018. The difference between our net income of RMB53.4 million (US$7.8 million) and the net cash generated from operating activities was due to (i) depreciation and amortization of RMB54.9 million (US$8.0 million), and (ii) a decrease in prepayments and other current assets of RMB34.7 million (US$5.1 million), partially offset by a decrease in deferred revenue of RMB49.4 million (US$7.2 million). Prepayments and other current assets decreased for the year ended December 31, 2018 was mainly because of the increase in our prepaid investment and certain loan to a non-related company. The decrease in deferred revenue for the year ended December 31, 2018 was primarily a result of the reduction in the increase of gross billings due to slower increase in our student enrollment in our general adult English training services in 2018, whereas we continue to recognize revenue proportionately as the course hours were consumed for the main general adult English training courses or on a straight line basis over the entire main general adult English training course period for supplementary general adult English training courses, in accordance with our revenue recognition policy.

Investing Activities

        Net cash used in investing activities amounted to RMB110.6 million for the year ended December 31, 2016. This was primarily attributable to the (i) purchase of short-term investments of RMB710.5 million as we made purchases of short-term wealth management products to obtain higher returns, partially offset by proceeds from the redemption of short-term investments of RMB715.4 million upon their maturity; (ii) purchase of property and equipment of RMB80.8 million as we established additional learning centers which required new furniture and teaching equipment; and (iii) advances to related parties of RMB65.6 million. Our short-term investment mainly consists of structured bank deposits and short-term PRC government bonds.

        Net cash used in investing activities amounted to RMB128.6 million in the year ended December 31, 2017. This was primarily attributable to the (i) purchase of short-term investments of RMB796.7 million as we purchased short-term wealth management products to obtain higher returns; (ii) advances to related parties of RMB76.4 million, partially offset by the proceeds from the redemption of the short-term investments upon their maturity of RMB749.2 million and the repayment from related parties of RMB68.9 million; and (iii) purchases of property and equipment of RMB75.9 million as we opened additional self-operated learning centers, which required new furniture and teaching equipment;

        Net cash used in investing activities amounted to RMB74.8 million (US$10.9 million) for the year ended December 31, 2018. This was primarily attributable to the (i) purchase of short-term investments of RMB511.0 million (US$74.3 million) as we purchased short-term wealth management products to obtain higher returns; and (ii) acquisition of subsidiaries of RMB88.0 million (US$12.8 million) in connection with our acquisition of ABC Education Group in June 2018, partially offset by the proceeds from the redemption of the short-term investments upon their maturity of RMB565.0 million (US$82.2 million) and the repayment from related parties of RMB97.7 million (US$14.2 million).

Financing Activities

        Net cash generated from financing activities amounted to RMB123.6 million in the year ended December 31, 2016, which was primarily attributable to capital contribution from redeemable owners of RMB170.0 million, partially offset by repayment of RMB30.0 million of bank loans as well as a payment of RMB17.7 million for acquisition of additional interests in subsidiaries.

        Net cash generated from financing activities amounted to RMB6.0 million for the year ended December 31, 2017, which was primarily attributable to advances from related parties of RMB22.8 million, partially offset by repayment to related parties of RMB17.6 million.

        Net cash used in financing activities amounted to RMB142.6 million (US$20.7 million) for the year ended December 31, 2018, which was primarily attributable to (i) repayment of advances from related parties of RMB26.3 million (US$3.8 million); and (ii) and distribution in connection with our Reorganization of RMB148.3 million (US$21.6 million), partially offset by advances from related parties of RMB37.1 million (US$5.4 million).

Internal Control Over Financial Reporting

        Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of December 31, 2018 and for the year ended December 31, 2018, we and our independent registered public accounting firm identified several material weaknesses and certain other deficiencies in our internal control over financial reporting.

        The material weaknesses relate to (i) our lack of sufficient number of finance and accounting personnel or sufficiently trained finance and accounting personnel, as well as comprehensive accounting policies in accordance with U.S. GAAP financial reporting; and (ii) our internal control policy does not have a proper approval mechanism, and our lack of internal control on performing periodic reviews of user accounts and their level of authorization in the financial systems.

        We do not believe that these material weaknesses or the other control deficiencies had a significant impact on our financial reporting. To remedy the identified material weakness and the other control deficiencies, we have implemented and will continue to implement initiatives to improve our internal control over financial reporting to address the material weakness that has been identified, including: (i) obtain additional resources, including experienced staff with U.S. GAAP and SEC reporting knowledge, to strengthen the financial reporting function and to set up financial and system control framework; (ii) conducting regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, including sending our financial staff to attend external U.S. GAAP training courses; and (iii) optimizing our financial systems by establishing a proper approval mechanism and performing periodic reviews of users accounts and their level of authorization.

        The implementation of the measure, however, may not fully address the material weaknesses and the other control deficiencies identified in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. See "Risk Factors—Risk Factors Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected."

        As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company's internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards and we do not plan to opt out of such exemptions afforded to an emerging growth company.

Holding Company Structure

        We are a holding company with no material operations of our own. We conduct our operations primarily through our affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, which in turn depends on the service and license fees paid to Zhuhai Meten and Zhuhai Likeshuo. As we invest in and expand our PRC operations in the future, each of Meten BVI, Likeshuo BVI, Zhuhai Meten and Zhuhai Likeshuo will continue to rely on service and license fees from our affiliated entities and we will rely on dividends from Meten BVI and Likeshuo BVI, and Zhuhai Meten and Zhuhai Likeshuo for our cash needs. Furthermore, if our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

        Although we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

        The table below sets forth the respective revenue contributions of (i) our Company, (ii) Meten BVI and Likeshuo BVI, (iii) Meten HK and Likeshuo HK (iv) Zhuhai Meten and Zhuhai Likeshuo, and (v) our affiliated entities for the periods indicated as a percentage of revenue:

	Revenue
	For the Year Ended December 31,
	2016	2017	2018
Our Company and our subsidiaries	—	—	—
Our affiliated entities	100.0%	100.0%	100.0%

Total Revenue	100.0%	100.0%	100.0%

        All our operations are based in the PRC. Our assets are located in the PRC, Hong Kong and Cayman Islands. The table below sets forth the respective asset contributions of (i) our company and our Cayman Island subsidiaries; (ii) Meten BVI and Likeshuo BVI; (iii) Meten HK and Likeshuo HK; (iv) Zhuhai Meten and Zhuhai Likeshuo; and (v) our affiliated entities as of the dates indicated as a percentage of total assets:

	Total Assets
	For the Year Ended December 31,
	2016	2017	2018
Our Company and our subsidiaries	—	—	—
Our affiliated entities	100.0%	100.0%	100.0%

Total Revenue	100.0%	100.0%	100.0%

Off-Balance Sheet Commitments and Arrangements

        We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosure about Market Risks

Foreign Exchange Risk

        As our principal activities are carried out in the PRC, our transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the PBOC or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC that are determined largely by supply and demand. The management does not expect that there will be any significant currency risk for us.

Credit and Concentration Risk

        Our credit risk arises from cash and cash equivalents, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

        We expect that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where we are located. We believe that it is not exposed to unusual risks as these financial institutions have high credit quality. We have no significant concentrations of credit risk with respect to its prepayments.

        Accounts receivable is typically unsecured and are derived from revenue earned either from franchisees or from students under the installment payment arrangement. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

        We have entered into an agreement with a certain financial institution with respect to loans provided to buyers of the training services. Pursuant to the agreement signed between such financial institution and us, should the buyers fail to pay the loan monthly installment for certain months, such financial institution can demand us to repay 50% of the overdue amounts. Our management does not consider that we will sustain a loss under these guarantees during the year under guarantee based on the good historical data and we can stop providing training services as soon as the overdue happens.

Concentration of Revenues

        No single customer represented 10% or more of our revenues for the years ended December 31, 2016, 2017 and 2018.

Concentration of Accounts Receivable

        We have not experienced any significant recoverability issue with respect to its accounts receivable. We conduct credit evaluations on our franchisees and students under the installment payment arrangements and generally does not require collateral or other security from such franchisees and students.

        The following table summarized parties with greater than 10% of the accounts receivable:

	For the Year Ended December 31,
	2016	2017	2018
		%	%
Receivables from Franchisee A	—	14	—
Receivables from Franchisee B	—	18	*

Receivables from Franchisee C	—	13	—

Receivables from Franchisee D	—	11	—

Receivables from Franchisee E	—	13	—

Receivables from Franchisee F	—	21	*
Receivables from Franchisee G	—	—	65
Receivables from Franchisee H	—	—	15

*
Less than 10%.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires us to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires us to apply the following steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, we satisfy a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. We have early adopted the standard. Details of the accounting policy on revenue is disclosed in note 2(o) to our consolidated financial statements included elsewhere in this prospectus.

        In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. We have adopted ASU 2016-01 and determined that the adoption does not have a material impact on the Company's consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases" ("ASU 2016-02"). The guidance requires a lessee to recognize right-of-use ("ROU") assets and lease liabilities on the balance sheet for all lease obligations and disclose key information about leasing arrangements, such as the amount, timing, and uncertainty of cash flows arising from leases. The guidance requires modified retrospective application and is effective for fiscal years beginning after December 15, 2018 for public companies; however, early adoption is permitted. Entities are allowed to apply the modified retrospective approach (i) retrospectively to each prior reporting period presented in the financial statements with the cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (ii) retrospectively at the beginning of the period of adoption on January 1, 2019, through a cumulative-effect adjustment.

        We will adopt this standard as of January 1, 2019 and will apply the modified retrospective approach on this date by recording a cumulative-effect adjustment. Upon adoption we will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things allows us to carryforward the historical lease classification. We will make an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. These lease payments will be recognized in the consolidated statements of comprehensive (loss) income on a straight-line basis over the lease term.

        Management expect that this standard will have a material effect on the Company's consolidated financial statements. Management currently believe the most significant changes relate to the recognition and measurement of right-of-use ("ROU") assets and lease liabilities on the balance sheet for operating leases of the buildings of our training center and office space. The adoption of the standard is expected to result in recognition of ROU assets and lease liabilities of approximately RMB 553.2 million and RMB 553.2 million, respectively, as of January 1, 2019. We do not believe the standard will materially affect the income statement, except for additional impairment of ROU assets, which could be material given the size of ROU assets.

        In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses" ("ASU 2016-13"), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230), a consensus of the FASB's Emerging Issues Task Force" ("ASU 2016-15"). The new guidance is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including interim periods within those fiscal years. An entity that elects early adoption must adopt all of the amendments in the same period. The guidance requires application using a retrospective transition method. We have early adopted ASU 2016-15 and the adoption had no material impact on our consolidated financial statements.

        In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows" ("ASU 2016-18"). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. We have early adopted ASU 2016-18 and the adoption had no material impact on the Company's consolidated financial statements.

        In January 2017, the FASB issued guidance which simplifies the current two-step goodwill impairment test by eliminating Step two of the test. The guidance requires a one-step impairment test in which an entity compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, if any. This guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, and should be applied on a prospective basis. Early adoption is permitted for the interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the adoption of this guidance on its financial statements and related disclosures.

        In May 2017, the FASB issued ASU No. 2017-09, "Compensation—Stock compensation (Topic 718): Scope of modification accounting" ("ASU 2017-09"), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. We have early adopted ASU 2017-05 and the adoption had no material impact on the Company's consolidated financial statements.

        In August 2018, the FASB issued ASU No. 2018-13 ("ASU 2018-13"), Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for us beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. We are not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

INDUSTRY OVERVIEW

        Certain information, including statistics and estimates, set forth in this section and elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by the Frost & Sullivan report in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

The Education Industry in China

Overview

        We offer a comprehensive service portfolio comprising general adult English training, junior English training, overseas training services, online English training and other English language-related services to students from a wide range of age groups. Our strong track record of helping students learn English language skills through high-quality courses has made our programs popular in China.

        Over the past years, China has exhibited steady growth in its economy, resulting in its rapid pace of urbanization and increased per capita annual expenditure. According to the Frost & Sullivan Report, China's total public expenditure on education increased from RMB2,448.8 billion in 2013 to RMB3,789.3 billion in 2018, representing a CAGR of 9.1%, which accounted for approximately 4.2% of China's nominal GDP in 2018. In 2017, China ranked second in terms of public expenditure on education, surpassing certain developed countries in Europe and North America. The large amount of investment in education reflects the PRC government's strong determination to promote the development of its education system.

        The table below sets forth the total historical public expenditure on education in China from 2013 to 2018 and the estimated public expenditure on education from 2018 to 2023.

Source: Frost & Sullivan

Market Size and Trends

        The education industry in China has exhibited steady growth over the past five years. According to the Frost & Sullivan Report, the total revenue generated by the industry grew from RMB3,036.5 billion in 2013 to RMB4,707.6 billion in 2018, representing a CAGR of 9.2%. According to the Frost & Sullivan Report, revenue generated by the education industry in China is expected to continue to grow and reach RMB7,021.0 billion in 2023, representing a CAGR of 8.3% from 2018 to 2023. The following chart sets forth total revenue generated by China's education industry from 2013 to 2018, and a forecast of revenue that will be generated by China's education industry from 2018 to 2023.

Source: Frost & Sullivan

China's Population Demographics

        According to the Frost & Sullivan Report, China has the world's largest population. In 2018, China's total population reached 1,395.4 million, among whom, approximately 1.1 billion were adults aged over 18. In the future, the total population of China is estimated to grow at a moderate level, reaching 1,411.2 million in 2023. Due to the rapid economic development of China and the influx of migrants from rural areas to developed areas, Chinese urban population has been steadily increasing, according to the Frost & Sullivan Report. From 2013 to 2018, China's urban population increased from 731.1 million to 831.4 million, representing a CAGR of 2.6%. During the same period, the urbanization rate in China increased from 53.7% to 59.6%, which is expected to reach 67.1% by 2023, according to the Frost & Sullivan Report. China's large population base constitutes the foundation for the sustainable development of China's education industry.

Growth Drivers of the Education Industry in China

        It is expected that the education market in China will continue to experience rapid expansion due to the following factors:

  •
  Rising demand:  The family planning policy in China has been gradually relaxed over the last two decades. In 2015, China replaced the long-standing "one-child policy" with a universal "two-child policy" to increase the birth rate of its population. China's gross birth rate has increased as a result of the relaxation of the "one-child policy," which provides a basis for the expected increase in demand for education resources in the future when newborns reach school age. In addition, an increasing number of adults have started to participate in adult education in order to improve their skills or to prepare for the relevant industry qualification examinations in response to the increasingly fierce competition in the job market.

  •
  Higher expenditure on education:  Chinese consumers have always paid close attention to the education for their children and education for themselves for self-improvement. As a result, Chinese consumers have a strong willingness to pay for education resources. In addition, as their disposable income grew, Chinese consumers are able to afford higher education expenditure. According to the Frost & Sullivan Report, the per capita annual expenditure on education of Chinese households steadily increased from 2013 to 2018, indicating Chinese consumers' growing consumption capacity on education.

  •
  Supports from the government:  According to the Frost & Sullivan Report, the PRC government considers education as the foundation of the nation. The public expenditure on education in China realized a CAGR of 9.1% from 2013 to 2018. According to the National Medium-to-Long-Term Educational Reform and Development Plan (2010–2020), the government will continue to increase financial investments in education and will continuously encourage the development of and the investment in both public and private formal education in the near future.

The ELT Industry in China

Overview

        China's ELT market is defined as the market where students obtain English language training services provided online or offline by training institutions. The market is further segmented into general ELT, test-oriented ELT and after-school training. General ELT refers to services that help students improve their English language skills, particularly their English communication skills. Test-oriented ELT refers to services that help students achieve higher scores in specific standardized tests, including TOEFL, IELTS, GRE, SAT and other international standardized examinations. After-school training refers to academic English training services provided to K-12 students. The chart below sets forth the breakdown of the ELT market in terms of revenue from 2013 to 2023.

Source: Frost & Sullivan

        According to the Frost & Sullivan Report, ELT has gradually gained popularity in China over the past few decades, which was reflected in the steady increase in the number of both juniors and adults who pay for ELT services. In the ELT market, student enrollment is largely driven by referral rate, which is the amount of course and/or service fees received by a training institution from new students who subscribed for the related courses and/or services as a result of the referrals made by certain existing students as a percentage of the total courses and/or services fees. The average referral rate range in the adult and junior ELT market is 15% to 20% and 60% to 70%, respectively, according to the Frost & Sullivan Report. The charts below set forth the historical and estimated student enrollment of China's ELT industry from 2013 to 2023.

Source: Frost & Sullivan

        In terms of the different market segments in the ELT industry in China, the general ELT market is underserved and has become a segment with the highest growth rate. According to the Frost & Sullivan Report, the revenue generated by the general ELT industry in China increased from RMB16.8 billion in 2013 to RMB47.9 billion in 2018, representing a CAGR of approximately 23.3%. The revenue is further expected to reach RMB120.8 billion in 2023, representing a CAGR of approximately 20.3%. In addition, according to the Frost & Sullivan Report, the penetration rate of the general ELT services, which, according to the Frost & Sullivan Report, is defined as the ratio of the total enrollment of general ELT services divided by the total urban population aged from three to 49 in China, increased from 1.0% in 2013 to 2.1% in 2018, and is expected to increase to 3.8% in 2023.

        According to the Frost & Sullivan Report, the ELT market can also be categorized into two main segments, including offline and online ELT services. The online ELT market in China has developed rapidly in recent years with its overall revenue increasing from RMB6.4 billion in 2013 to RMB37.0 billion in 2018, representing a CAGR of approximately 42.0%, and is expected to reach RMB115.4 billion in 2023. The offline ELT market still maintained steady growth, with an increase from RMB53.5 billion in 2013 to RMB106.1 billion in 2018, representing a CAGR of 14.7%. The offline ELT market accounted for 74.1% of the total market in 2018. The offline ELT market is expected to increase at a CAGR of approximately 15.4% in the next five years, according to the Frost & Sullivan Report.

        Specifically, the offline general ELT market in China increased its size at a CAGR of approximately 18.5% from 2013 to 2018, with a total revenue of RMB34.3 billion in 2018, according to the Frost & Sullivan Report. In addition, the offline general adult ELT market accounted for approximately 28.0% of the overall offline general market, which generated RMB9.6 billion in 2018, representing a CAGR of 16.7% from 2013 to 2018, which is expected to grow at a CAGR of 15.0% from 2018 to 2023, reaching a revenue of RMB19.3 billion in 2023.

        The online general adult ELT market has developed rapidly in the past few years with the total revenue increasing from RMB1.2 billion in 2013 to RMB6.0 billion in 2018, representing a CAGR of approximately 38.0%, according to the Frost & Sullivan Report. The market is expected to continue its fast-growing trend due to the increasing importance attached to the English language, as evidenced by the growing number of adult English learners, which is forecasted to grow at a CAGR of 24.4%, reaching RMB17.9 billion in 2023.

        Offline junior ELT market is the major segment in the total market of ELT services. The revenue generated from offline junior ELT market grew from RMB46.0 billion in 2013 to RMB91.7 billion in 2018, representing a CAGR of approximately 14.8%. The market is forecasted to maintain the growing trend and reach RMB188.5 billion in 2023, with a CAGR of approximately 15.5% from 2018 to 2023.

Market Drivers of the ELT Industry in China

        According to the Frost & Sullivan Report, the following drivers have contributed to the rapid expansion of ELT industry in China:

  •
  Increasing disposable income and expenditure on education and training:  Along with the growth of China's economy, the disposable income of Chinese citizens has also witnessed stable growth during the past several years. Benefiting from the growing disposable income, the per capita annual expenditure on education grew from RMB578 in 2013 to RMB881 in 2018, representing a CAGR of 8.8%. Chinese residents have increased their spending on education and training, including ELT services, according to the Frost & Sullivan Report.

  •
  Globalization of Chinese enterprises and increasing demand for bilingual talents:  Chinese enterprises have accelerated their globalization process, creating an increasing demand for bilingual and multilingual talents. Proficiency in the English language is essential for conducting various business activities across different enterprises from other countries. The evolving working environment towards internationalization has also raised the employment standards, which in turn promotes an increasing number of adults who want to improve their English language skills.

  •
  Growing number of students studying abroad:  Over the past few years, the number of Chinese students studying abroad has continued to grow and China has become the world's largest source of international students. The number of Chinese students studying abroad grew from 608,400 in 2017 to 662,100 in 2018, according to the Ministry of Education, representing a year-on-year growth of 8.8%. The majority of study destinations are English-speaking countries that require applicants to pass language tests such as TOEFL and IELTS. Under this circumstance, an increasing number of Chinese students are enrolled in ELT courses and services, which drives the development of the ELT market.

  •
  Internet technology development:  With the rapid development of Internet technology, Internet users in China had reached approximately 818 million by the end of 2018, according to the China Internet Network Information Center. The increasing Internet penetration rate has increased the popularity of online ELT services and expanded the user base. In the meantime, an increasing number of users are willing to access education services through laptops or mobile devices for a more convenient learning experience. The interactive model and broad customer coverage are expected to be a key driver of the market.

Entry Barriers

        The ELT industry in China has fairly high entry barriers, according to the Frost & Sullivan Report. Major entry barriers are set forth below:

  •
  Teaching quality: Providing high-quality training is essential to gaining success in the ELT industry. The quality and qualifications of teaching staff determine the institutional reputation and client satisfaction and also greatly influencing the outcome of English education. Existing institutions have made great efforts to recruit high-level English teaching personnel, including foreign teachers and teachers with ELT experience, to support their business. It is difficult for new market entrants to establish such a qualified teaching team in a relatively short period of time.

  •
  Brand recognition: Customers are more likely to choose ELT institutions with established and sound reputation. Exiting players in this industry have established their brand awareness through years of marketing and operating history, as well as long-term investment. Brand recognition takes time to establish, which may not be easy to achieve for new market entrants.

  •
  Establishment of Scalable and centralized management system: Certain leading English language training institutions have implemented highly scalable and centralized management systems, which are utilized to manage teaching activities, marketing, finance and human resources of the entire enterprise. To establish such highly centralized and efficient management systems, companies need to make significant investments and efforts, which are not easy to accomplish for new market players.

  •
  Professional management: A professional and dedicated management team plays a crucial role in the industry competition. An experienced management team with expertise in the market ensures the quality of training. It is difficult for new market entrants to recruit and incorporate such a professional management team in a short time.

BUSINESS

Our Mission

        Our mission is to cultivate talents with international vision and empower students to pursue their dreams. We embrace the idea of "learning is for using." We are committed to providing a variety of industry-leading English language education and training services to cultivate more highly qualified international talents in China.

Overview

        We are a leading general ELT service provider in China. We are committed to improving the overall English competence and practical skills of the general Chinese population. According to the Frost & Sullivan Report, we are the second largest player in China's offline general ELT market, which comprised approximately 72% of the general ELT market in terms of revenue in 2018. The increasing globalization and insufficient supply of effective ELT services in China have led to an increasing demand for practical English learning in China, while the general ELT market is underserved with a low penetration rate of 2.1% in 2018, according to the Frost & Sullivan Report, reflecting a substantial growth potential of the market. The ELT market in China had grown at a CAGR of 19.0% from 2013 to 2018 and is forecasted to grow at a CAGR of 18.2% from 2018 to 2023, reaching a total market size of RMB332.8 billion in 2023, according to the Frost & Sullivan Report.

        We offer a comprehensive ELT service portfolio comprising general adult English training, junior English training, overseas training services, online English training and other English language-related services to students from a wide range of age groups. We conduct our business through our synergetic offline-online business model, which maximizes the compatibility within our business to scale up at relatively low costs. As of December 31, 2018, we had a nationwide offline learning center network of 119 self-operated learning centers (including 21 learning centers under the "ABC" brand we acquired in June 2018) covering 26 cities in 14 provinces, autonomous regions and municipalities in China, and 16 franchised learning centers (including four franchised learning centers under the "ABC" brand) across 11 provinces and municipalities in China. We ranked first in the general ELT market in China in terms of the number of offline self-operated general ELT learning centers as of December 31, 2018, according to the Frost & Sullivan Report. Leveraging our experience gained from operating offline learning centers, we launched our online English learning platform "Likeshuo" in 2014 to further expand our service reach to a larger student base. As of December 31, 2018, we had approximately 760,000 registered users on our "Likeshuo" platform and cumulatively over 140,000 paying users who purchased our online English training courses or trial lessons. As of the same date, the cumulative number of student enrollments for our online English training courses was approximately 87,000 and we had delivered over 2.4 million accumulated course hours to our students online. We opened five experiential marketing stores in China to enable our prospective students to obtain first-hand experiences of live streaming online English training courses delivered on our "Likeshuo" platform. According to the Frost & Sullivan Report, we were the second largest online general adult ELT service provider in China in terms of revenue in 2018. We take advantage of our business model of combining our offline learning center network and online platform to deepen our market penetration and further develop our business.

        Our qualified personnel, centralized management system and technical expertise enable us to create a satisfactory learning environment to cater to the specific learning demands of our students. We have established a group of high-caliber teaching staff and an experienced content development team. As of December 31, 2018, we had a team of 2,152 full-time teachers, study advisors and teaching service staff, of which 932 were study advisors and teaching service staff at our self-operated learning centers. As of the same date, we also had 442 full-time and part-time foreign teachers from English-speaking countries for our offline English training services. We have a dedicated content development team focusing on developing practical and innovative education materials independently and in collaboration with our strategic partners. We have built highly centralized and scalable management systems to manage our teaching, marketing, finance and human resources activities across our offline and online businesses. In addition to our management systems, we have made significant investments in developing platforms and systems to support our teaching activities. For example, we utilize the intelligent tracking and exclusive learning coaching function of our artificial intelligence-driven teaching management systems to record and analyze our students' real-time learning process and personalize the course content to address their learning needs.

        We have witnessed significant growth in our business since our inception. From 2016 to 2018, we had recorded the highest growth rate of offline general ELT revenue among the top five companies in terms of 2018 offline general ELT revenue in China, according to the Frost & Sullivan Report. Our revenues in 2018 reached RMB1,424.2 million (US$207.1 million), representing a CAGR of 33.3% from 2016 to 2018. In particular, we had recorded substantial growth in our online business since the launch of "Likeshuo" in 2014. Our online English training segment revenue increased from RMB46.9 million in 2016 to RMB121.2 million in 2017, and further to RMB212.3 million (US$30.9 million) in 2018. Our net result improved from a net loss of RMB27.1 million in 2016 to a net income of RMB40.3 million in 2017 and further to a net income of RMB53.4 million (US$7.8 million) in 2018.

Our Strengths

Leading English service provider on high growth trajectory with strong brand recognition

        We are a fast-growing leading general ELT service provider in China committed to improving the overall English language competence and competitiveness of the Chinese population to keep pace with the rapid development of globalization. According to the Frost & Sullivan Report, we ranked second and first in China's offline general ELT market and offline general adult ELT market in terms of the 2018 revenue, respectively. Through sustained efforts in developing our business, from 2016 to 2018, we had recorded the highest growth rate among the top five companies in terms of 2018 offline general ELT revenue in China, according to the Frost & Sullivan Report. Leveraging our success in the offline general ELT market, we launched our self-designed "Likeshuo" online platform to scale up our business to a wider market coverage. We are the second largest online general adult ELT service provider in China in terms of revenue in 2018, according to the Frost & Sullivan Report.

        We leverage the fast expansion of the ELT market in China to develop our business to cater to the rising demands of Chinese population for English language education services. The ELT market has witnessed rapid growth in recent years with the market size increasing from RMB59.9 billion in 2013 to RMB143.1 billion in 2018, which is expected to continue to grow with the market size reaching RMB332.8 billion by 2023, representing a CAGR of 18.4% from 2018 to 2023, according to the Frost & Sullivan Report. In particular, the general ELT market is the fastest growing segment among the ELT market in China, which is expected to reach RMB120.8 billion by 2023 with a CAGR of 20.3% from 2018 to 2023. According to the Frost & Sullivan Report, the general ELT market in China recorded a relatively low penetration rate of 2.1% in 2018, which also presents us with substantial market opportunities to expand our business.

        After years of efforts and development, our core brand, "Meten," has been widely recognized for its industry-leading teaching quality and students' satisfaction. We have received various awards and accreditation in recognition of our performance in delivering high-quality education services. For example, we were the only official language service provider of the 26th Universiade in 2011. In 2017, we entered Zero2IPO Group's Venture 50 list of the most investment-worthy enterprises in China. In addition, we have received numerous industry awards from leading media vendors such as Sina, Tencent, Baidu and Qihoo 360, reflecting the strong recognition of our brands.

        Our brand recognition as a high-quality service provider enables us to quickly expand our business without incurring significant marketing expenses. Leveraging our strong brands and reputation, we can effectively lower our customer acquisition costs through powerful word-of-mouth marketing. In each of 2016, 2017 and 2018, our referral rate was either at the higher end of the industry average of 15% to 20% or exceeded such average, according to the Frost & Sullivan Report. In addition, we ranked second and third in terms of gross billings for the day among English speaking training service providers and language training service providers, respectively, who participated in the "Singles' Day" nationwide promotion activity on Tmall.com in 2018, which is one of the world's biggest e-commerce website operated by Alibaba Group. We also take advantage of our strong brand names in commercial negotiations, such as procuring coveted locations for new learning centers, negotiating rental rates and advertising pricing in offline and online channels. Our reputation also puts us in a favorable position to attract qualified teaching personnel.

Highly synergetic offline-online business model

        With over a decade of development and exploration, we have successfully built up our compatible offline-online business model to achieve scalability in an efficient and economical manner.

        We have established an extensive offline business and marketing network nationwide under our widely recognized "Meten" and "ABC" brands and the comprehensive "Likeshuo" online ELT platform. Our offline business has accumulated substantial resources, including a large student base, brand equity, diverse marketing channels, high-quality education materials and our experienced team of management and teaching staff, which have collectively fueled the growth of our "Likeshuo" platform at relatively low costs. The total student enrollment on "Likeshuo" had increased by 218.7% from 13,988 in 2016 to 44,586 in 2018. We believe the synergies of our offline and online business model helps us to expand our business in a cost-effective manner. Our selling and marketing expenses increased by 14.0% from 2017 to 2018, whereas the student enrollment for our offline English training and online English training increased by 26.1% and 83.5%, respectively. According to the Frost & Sullivan Report, we were the second largest online general adult English training service provider in the PRC in terms of revenue in 2018. Our online English training business has also further enhanced our service offerings and supported our offline business to increase student engagement by enabling access to more diversified learning resources, more dynamic learning interfaces and more flexible learning schedules.

        One advantage in operating our offline-online business model is the internal cross-selling capability, which effectively helps us to increase customer conversion rate at relative low customer acquisition costs. We leverage our strong offline marketing teams to promote our online services as complementary or alternative services to our offline services to widen the coverage of our prospective students. Our marketing staff is encouraged to offer potential customers with online courses in addition to our traditional premium offline small-group classes. This allows us to provide more service choices and obtain more prospective students at reasonable customer acquisition costs. For 2017 and 2018, approximately 15.7% and 24.2%, respectively, of our students who have taken our offline English training courses had also enrolled in our online English training courses. Benefiting from our synergetic offline-online business model, we have further expanded our student base and have solidified our industry-leading position with increased market penetration and market share.

        Moreover, our online "Likeshuo" platform has served as an effective way to promote our brand awareness and discover potential students' English learning needs, especially in the regions that we have not exerted our presence. As of December 31, 2018, we had five experiential marketing stores in China for our online English training to enable our prospective students to experience first-hand live streaming online English training courses delivered on our "Likeshuo" platform. Our online students' behavioral data, including their preferences and requirements, has also given us valuable insights into the geographical locations of our students, and has helped us identify their potential English learning needs and guide our new offline network expansion plan. Through such collaboration, our online platform has helped us test the new regional market at relatively lower cost and improved the success rate of our network expansion.

        We believe our offline learning centers and online platforms have formed a compatible and complementary business system which distinguishes us from our key competitors. Comparing with our online competitors who operate a single business, we believe we are able to achieve ramp-up and expansion of our online business in an economical and effective manner with supports from our extensive offline network. Comparing with our offline peers, we are also able to offer a more diversified service portfolio for better learning experiences to our students with the support from our strong online service line.

Outstanding network expansion capabilities through organic growth and acquisitions

        We leverage our highly scalable business model and years of operation experience to systematically manage our network expansion. With years of experience obtained from expanding and operating our nationwide learning center network, we have developed a standardized process from site selection to operation management in our new learning centers. When a new learning center is established, we deploy an experienced management team to supervise its operation, train its teaching staff and other personnel, and build up local brand awareness. We are able to enhance the operation efficiency and maintain the consistency of our service qualities throughout our network by effectively utilizing our centralized management system to direct the local operation and management of teaching activities, marketing, finance and human resources.

        We attribute the rapid expansion of our offline learning center network to the growth of our self-operated learning centers and franchised learning centers under the "Meten" brand, which we jointly manage with our franchise partners. We have rapidly set up a nationwide offline network since the inception of our first self-operated learning center in Chongqing in 2006. Since our inception, we had implemented a prudent strategy to expand our offline network with our self-operated learning centers in order to fully control the quality of our course offerings and business operation. The number of our self-operated centers had grown from 70 as of January 1, 2016 to 94 as of December 31, 2017, and further to 119 as of December 31, 2018, covering more than 26 cities in 14 provinces, autonomous regions and municipalities in China. According to the Frost & Sullivan Report, we ranked first in the offline general ELT market in China in terms of the number of offline self-operated general ELT learning centers as of December 31, 2018. In 2016, as we had gained strong brand recognition supported by our highly scalable centralized management system, we started to explore the franchise business model under the "Meten" brand to further expand our network coverage and increase our market penetration. We centrally manage all of our franchise learning centers under the "Meten" brand with our local partners to ensure their disciplined operation and consistency of high-quality course offerings. As a result, we believe the key operating results and services quality of our franchise centers are in line with that of our self-operated centers. As of December 31, 2018, we had 12 franchised learning centers under the "Meten" brand across seven provinces and municipalities in China.

        We have also developed our expansion capabilities through strategic acquisition and post-acquisition integration. We have a dedicated acquisition team to systematically evaluate and track potential acquisition targets in China. Leveraging our effective centralized management system and our management's strong execution capability, we are able to efficiently complete the acquisition and rapidly improve the operation, management and brand image of the acquirees. For example, in 2014, we acquired two learning centers in Ningbo, the revenues generated by these centers increased by approximately 127.2% from the year ended December 31, 2015 to the year ended December 31, 2018. In June 2014, we acquired three learning centers in Nanjing, revenues generated by these learning centers increased by approximately 108.2% from the year ended December 31, 2015 to the year ended

December 31, 2018. In June 2018, we have also acquired ABC Education Group, an English training service provider founded in 2002 and headquartered in Beijing with 21 self-operated learning centers and four franchised learning centers under the "ABC" brand, to further strengthen our junior English training business.

Comprehensive service portfolio supported by advanced technologies

        We offer a comprehensive ELT service portfolio at our self-operated learning centers and on our online "Likeshuo" platform to students from a wide range of age groups. Our service portfolio generally evolves with the demands of our students and market trends in order to provide better learning experiences to our students.

        We started to offer offline small-class general adult English training in 2006. We strategically chose to offer our courses primarily in one-on-one, one-on-four and one-on-ten classes to ensure optimal teaching results and teacher-student interactions. To better serve the needs of our students to study overseas, we began to provide overseas training services in 2013. Leveraging our experience in operating offline learning centers and developing offline English training course content, we had also launched the "Likeshuo" platform to provide diversified and flexible online courses in 2014 to further expand our service offerings and student base. Driven by the increasing English learning demands from younger aged students, we decided to further expand in to the junior English training business in 2018 in selected regions where we have extensive network coverage and brand recognition. Our experience in developing course content served at our offline learning centers based on market and customer research has largely supported the development and sales of new course offerings at relatively low customer acquisition costs. Our gradually enriched service portfolio has enabled us to better serve our students' diversified English learning needs and react swiftly to market trends. Our high service quality has earned us credibility among our students and we recorded a high referral rate at approximately 20.9% in 2018, which exceeded the industry average of 15% to 20%, according to the Frost & Sullivan Report.

        We leverage our various self-developed teaching and management systems to enhance teaching efficiency and provide satisfactory learning experiences to our students. Our course offerings are supported by intelligent tracking and personalized learning coaching services in our artificial intelligence-driven teaching management system, or the EME system, where we record and analyze students' real-time learning process to address their specific learning demands by personalizing the format or content of course offerings. For example, we provide intelligent tracking service through our "intelligent service following system," or ISFS, to automatically monitor and track students' and teachers' behavior data and provide timely feedbacks.

        We also utilize other functions in our technology systems, such as intelligent class scheduling and customized learning data analysis, to facilitate our teaching activities. We primarily use our "intelligent course arrangement system," or ICAS, for the intelligent class scheduling of our online English training services. For details of these technologies, please see "—Technologies." As a result of utilizing these advanced technologies, we reached a relatively high cumulative class completion rate of 66.7% for the period from January 1, 2015 to December 31, 2018, which is defined as the cumulative completed course hours in a given period divided by the total contractual course hours that are expected to be completed in the same period. Our class completion rate for all new contracts that have been completed with a term ranging from 12 to 18 months was considerably higher than the industry average of 30% to 50%, according to the Frost & Sullivan Report.

Teams made up of strong teaching talents and capable content development staff

        We consider teaching quality a key factor that affects our brand names and reputation. Therefore, we have established a team of high-caliber teaching staff. As of December 31, 2018, we had 1,184 full-time teachers, of whom 252 were foreign teachers. As of the same date, we also employed 674 part-time teachers for our offline English training, among whom 190 were foreign teachers. We also established a deep pool of approximately 13,000 teachers who have registered with our "Likeshuo" platform and are accessible by our students online, including approximately 5,400 foreign teachers. In addition, we also maintain a team of study advisors to support the teaching activities by providing guidance to our students and keeping track of their learning process. We have maintained a relatively high student enrollment-to-teacher ratio of 35.6 in our offline English training (excluding student enrollments of ABC Education Group, which we acquired in June 2018) for the year ended December 31, 2018. Our teaching staff consists of members with different expertise and experiences that we can assign the most suitable teachers to accommodate our student's different learning needs, which enables us to maximize flexibility in scheduling classes and improve our students' learning experiences.

        We invest substantial resources to effectively recruit, train and motivate highly qualified personnel. We strategically recruit qualified teaching talents through our established cooperation with well-known institutions and our own "Meten University" program. Our advanced and standardized training system helps us to regularly provide teacher training programs for our teachers to help them understand the changing demands of students and the latest industry trends in a timely manner. We also provide competitive incentives and career development opportunities to attract and retain talents. As a result, we have built up the teacher recruitment and training capability to support the rapid expansion of our business. The number of our full-time teachers had increased from 641 as of January 1, 2016 to 1,184 as of December 31, 2018, as the total number of our self-operated learning centers increased from 70 as of January 1, 2016 to 119 as of December 31, 2018.

        We have set up a dedicated team of approximately 165 staff members to develop and update our products and course content, as well as to design IT systems to support our course offerings. Our content development team has engaged a world-renowned expert, Mr. Rod Ellis, a leader who is highly respected in the field of second language acquisition, as our content development advisor. We rely on our professional content development team to provide and update our high-quality standardized course materials across all of our teaching centers to ensure consistency of our training services. Our signature course, the "Explore Curriculum," was developed through cooperation with the National Geographic Learning, or the NGL, which is the first adult English curriculum to introduce project-based English language learning methods in China which focuses on training students' comprehensive and practical English language abilities.

Highly scalable centralized management system

        We have established a highly scalable centralized management system, which plays a key role in the effective operation of our business and the rapid expansion of our self-operated and franchised learning center network. Our centralized management system covers the key functionalities of our daily operations, including teaching service, marketing, finance and human resources. Our centralized management system allows us to optimize our operational efficiency, expand our operations rapidly and efficiently, as well as improve our profitability.

  •
  Centralized teaching service management:  We have adopted a self-developed student management system, or the CRM system and the EME system to manage and analyze data involving all of our students, teachers and learning centers across our network. These systems monitor our students' learning behavior, manage their day-to-day affairs and react to any problem or request raised in a real-time manner, covering the entire learning cycle of our students. Meanwhile, through the analysis of the real-time learning data collected by our systems, we can better determine the appropriate course contents, frequency and duration, which enhance our students' learning experience and improve our resources allocation efficiency.

  •
  Centralized marketing management:  We conduct centralized management for student enrollment and business promotional activities through our online marketing channels, approximately 164 offline sales points and five dedicated "Likeshuo" experiential marketing stores in China as of December 31, 2018. Our marketing materials are carefully designed and a standardized student enrollment and sales process is implemented across our regional learning centers.

  •
  Centralized financial management:  A set of centralized financial and capital management system has been established to help manage the day-to-day finance operation and monthly financial budget of each operating entity to ensure the safety and efficiency of financial management and capital planning.

  •
  Centralized human resources management:  We have established a series of stringent and standardized recruitment criteria and a standardized training system to engage and train our management, local and foreign employees to ensure the supply of qualified talents.

Experienced and innovative management team with an entrepreneurial spirit and a passion for education

        Our business success and rapid growth are dependent in large part on the entrepreneurial spirits and innovative spirits of our senior management as well as our continuing commitment to a customer-oriented business philosophy, which enables us to establish our strong "partnership" culture as the cornerstone of our business that emphasizes the collective decision power of our senior management team, which we believe has greatly contributed to its stability.

        We have a strong management team with extensive industry experience and a great passion for education. Most of our senior management have received education from reputable universities and graduate schools in China or overseas. They have on average over 10 years of experience in the relevant industry and most of them have been working in our Company since our inception. Our senior management had successfully cultivated a strong corporate culture to respect the entrepreneurial spirit and innovative spirit and a committed student-oriented corporate philosophy as a cornerstone of our business.

        Our co-founders, Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo, who served as our Chairman, Chief Executive Officer and Vice President respectively, have known each other and worked with each other for more than 22 years and founded our Company together in 2006 with shared entrepreneurship and management philosophy. Most of our mid- to high-level management hold equity interests in our Company to better align their interests with those of our shareholders. Our founders and other management are committed to providing high-quality general ELT service in China and their management experience and execution capabilities will lead us to a faster growth trajectory compared to our peers. Our goal is to solidify our leading position in China's ELT market and become a trusted partner of students and teachers.

Our Strategies

        Our goal is to solidify our leading position in China's ELT market and become a trusted partner of students and teachers. We intend to achieve our goal by pursuing the following key growth strategies.

Further strengthen our synergetic offline-online business model

        Our success relies fundamentally on our offline-online business model. We will continue to invest and strengthen our business model to explore more synergies and further improve efficiency within our businesses. To achieve this, we will, on the one hand, further expand our offline network coverage and keep upgrading our online platform, and on the other hand, enhance the synergetic relationship between offline and online businesses to strengthen our competitive advantages over our peers. We will continue to offer high-quality courses in both our offline English training and online English training services by utilizing our offline learning centers as a branding channel for our quality English training services.

        According to the Frost & Sullivan Report, the general ELT market is significantly underpenetrated. Thus, we intend to further expand our offline network nationwide. Specifically, we will focus more on provincial and regional central cities with relatively high income per capita, developed local economy and high demand for English usage. Furthermore, we will further penetrate into tier two and tier three cities surrounding tier one cities, where we have already established learning centers. We intend to further expand our learning center network through organic growth. Meanwhile, we will also cautiously pursue franchise and acquisition opportunities, so as to further enhance our market penetration and market share. We will adopt our centralized management system in all of our new centers in various stages, which enables us to effectively integrate new centers into our existing network, improve quality and efficiency of these centers, lower operating costs, and explore synergies among our learning centers.

        We will continue to promote our online ELT business through our "Likeshuo" platform to build a leading online English training brand in China. We will continue to upgrade our online teaching capabilities by adopting cutting-edge technologies such as artificial intelligence and big data to provide better education content and learning experiences for our students. With the scalable nature of the Internet, we will enhance our online product offering and marketing initiatives to reach out to wider student groups with less restriction in terms of location and time.

        To release the synergies within our business model, we will further enhance the resources sharing between offline and online businesses in terms of brands, student base, marketing channels, teaching content development and teaching staff training to further increase our market share in an effective and economical way, which could be facilitated by our centralized management systems.

Enhance and diversify our education service offerings

        Our comprehensive and high-quality service offerings and superior student learning experiences have distinguished us from our competitors. Going forward, we intend to devote significant resources to enhance as well as expand our product offerings to cater for differentiated demands of our students. We will continue focusing on general adult English training business and further expanding our market share by constantly upgrading our products and opening new centers. Given the considerable market potential developing, we plan to strengthen our business in junior English training and overseas training services by developing more personalized and diversified product lines. We also intend to continue to make the investments in our online platform "Likeshuo" to further enhance our students' learning experiences and help scale up our business more quickly and efficiently with a stronger brand.

        We will keep evolving and diversifying our product offerings to address the demands from our existing and incremental students based on the data and information accumulated through our existing platforms to effectively provide higher quality service.

Further invest in technology and improve our teaching and operating efficiency

        We will continue to invest in technologies to further strengthen our teaching system and centralized management system. We plan to continue investing in infrastructure and IT upgrades to apply industry-leading systems and cutting-edge technologies, such as artificial intelligence and big data, to provide more intelligent learning assistance and more customized learning experiences to our students. In-house research and development will continue to play an important part in developing more customized teaching and management systems to improve our students' learning experiences. In addition, we also plan to work closely to introduce new systems or functionalities to our systems for further improvement in our teaching and operating efficiency. For example, we will increase the interaction between teachers and students through our online teaching system to accumulate more data for our customized services.

Further promote our brand awareness

        We plan to continue to strengthen the recognition of our brand names by adopting a strategy of expanding our efforts in research and development of our courses and services. We also plan to increase the loyalty of our existing students and continuously expand our customer base through our diversified services. In addition, we will constantly increase investment in our branding, actively promote the general English training courses to the prospective customers, and in turn, enhance the conversion rate of customer resources. We will also leverage our online "Likeshuo" platform to promote our brand awareness in regions where we do not have any offline network presence. We believe that the listing of our ADSs will also enhance our brand recognition among our target customers.

Selectively pursue strategic acquisition and partnership

        Besides organic growth, successful strategic acquisition or partnership have historically contributed to the success of our business. We plan to continue leveraging our management's rich experience in executing acquisition and partnership cooperation to expand our business through mergers and acquisitions.

        As a market leader in the general adult ELT industry, we will actively seek potential acquisition opportunities to increase our market share and solidify our leading position in China's highly fragmented general adult ELT market. We will also pay close attention to targets and partnerships in junior English training services which could provide us the opportunity to access new regional markets. We intend to integrate acquired targets into our centralized management system in various stages to ensure the operating efficiency and improve profitability, including ABC Education Group, which we acquired in June 2018.

        In addition, we will also consider and monitor investment opportunities regarding non-English skill-oriented education service providers and new-technology companies that could create potential synergies with our existing business.

Our Education Services

        We offer a comprehensive portfolio of English language learning and training services covering a full spectrum of student age groups, including general adult English training, junior English training, overseas training services, online English training and other English language-related services. Our offline strong track record of helping students improve English language skills through high-quality courses has made our programs popular in China.

        Our business has experienced rapid expansion, aided by the increasing number of student enrollment as we were able to continue to diversify our offline and online English training programs to a large group of students. The following table sets forth the breakdown of student enrollment at our self-operated learning centers by service type for the periods indicated.

	Student Enrollment(1)(2)
	For the years ended December 31,
	2016	2017	2018
General adult English training	34,568	49,784	56,060
Junior English training(3)	—	—	8,746	(3)
Overseas training services	7,202	8,645	8,885
Online English training(4)	13,988	24,299	44,586

Total	55,758	82,728	118,277

(1)
The number of student enrollments represents the number of actual new sales contracts entered into between us and our students, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time.

(2)
The number of student enrollments does not include the number of paying users of our "Shuangge English" App under our other English language-related services.

(3)
We started to offer junior English training in January 2018 and acquired ABC Education Group in June 2018. The number of student enrollments for the year ended December 31, 2018 also included the students enrolled with ABC Education Group.

(4)
Student enrollment in our online English training represents the total number of student enrollments on our online "Likeshuo" platform.

        The following table sets forth the breakdown of our revenue and percentage by service type at our self-operated learning centers for the periods indicated.

	Revenue
	For the year ended December 31,
	2016		2017		2018
	(RMB'000)	(%)	(RMB'000)	(%)	(RMB'000)	US$'000	(%)
						Unaudited
General adult English training	572,135	71.4	785,480	68.3	903,756	131,446	63.5
Overseas training services(1)	180,606	22.5	228,294	19.9	223,601	32,521	15.7
Online English training	46,915	5.9	121,196	10.5	212,302	30,878	14.9
Junior English training	—	—	—	—	65,490	9,525	4.6
Other English language-related services(2)	1,889	0.2	14,751	1.3	19,085	2,776	1.3

Total	801,545	100.0	1,149,721	100.0	1,424,234	207,146	100.0

(1)
Includes revenue from international standardized test preparation, overseas study application services and short-term study abroad programs.

(2)
Comprise primarily of (i) revenue from our "Shuangge English" App, which had over 24,600, 26,787 and 9,859 paying users for the year ended December 31, 2016, 2017 and 2018, respectively; and (ii) the franchise fees we received from our franchised learning centers under the "Meten" brand.

General Adult English Training

        Our general adult English training is primarily designed for students aged over 15, which are offered at our learning centers across the PRC. For details on our learning centers, see "—Our Network." The courses mainly focus on helping students learn to use English for personal improvement or professional use through productive interaction with our teachers in an engaging environment. General adult English training has been a major component of our business in terms of student enrollment and revenue. In 2016, 2017 and 2018, our general adult English training had 34,568, 49,784 and 56,060 student enrollment, respectively, and generated revenue of RMB572.1 million, RMB785.5 million and RMB903.8 million (US$131.4 million), respectively.

        We primarily deliver courses in small class sizes, including one-on-one, one-on-four and one-on-ten classes. Since 2006, we have mainly offered (i) the practical spoken English curriculum, to help students master spoken English for personal improvement or professional use with a focus on practicing pronunciation, expanding vocabulary and improving communication skills; and (ii) the practical business English curriculum, which comprises courses involving practicing English in numerous practical business settings to cater for young professionals. A general adult English training session typically lasts for 55 minutes.

        Starting from 2018, we have upgraded our general adult English training by introducing the "Explore Curriculum," which was built on our practical spoken English curriculum and extended to cover more comprehensive ability trainings. The curriculum consists of our featured "4P courses," including language Proficiency, Presentation, master Pronunciation and Project-based learning, to address the training of our students' "4C" abilities, namely, Communication ability, Critical thinking ability, Creativity and Collaborative skills through effective teaching methodology and learning assessment technologies. The Explore Curriculum was developed through our strategic collaboration with the NGL, a renowned global platform for English language teaching and learning, and the Partnership for 21st Century Learning Skills, or the P21, a leading organization promoting international education development. Beginning in 2018, we have been gradually replacing the practical business English curriculum with our Explore Curriculum as part of our ongoing curriculum updates. As of December 31, 2018, we have implemented the Explore Curriculum at a number of our self-operated learning centers, in approximately 20 major cities in China. We expect to roll out the Explore Curriculum to all of our learning centers nationwide by the second quarter of 2019.

        Beginning in 2017, we began to offer dedicated English language training boot camps to newly enrolled or existing students under the general adult English training program. These boot camps are typically two-day add-on courses to our traditional general adult English curriculums, which provide students with the opportunities to concentrate on English language training and to socialize and communicate with each other about their personal English language learning experiences in a dedicated and centralized environment. Each boot camp generally enrolls 16 to 22 students and we charge students a training fee. As of December 31, 2018, we established a boot camp in each of Guangdong Province, Sichuan Province and Jiangsu Province.

        We rely on advanced technologies to effectively offer the training services to our students. For general adult English training, we combine our offline courses with online materials and customized assessments available in our self-developed PIES App to optimize students' learning experiences. PIES App relies on artificial intelligence technology to provide online personalized learning and combines online learning with offline course offerings to improve students' overall English language ability. In addition, we apply an intelligent tracking and learning assessment system to record and analyze the real-time learning dynamics of our students in order to improve our course arrangements for better learning experiences of our students.

        In addition to our advanced course offering, we also apply our self-developed Meten Teens System, or the MTS system, to assess the results of course offerings for junior students. We have designed two user interfaces in our MTS App for students and parents for their respective access to the course content and information. MTS App is a student service portal through which students can access their files, online homework, collection of questions and communication between home and school to improve their learning experience. On our MTS App, students can access online English practice and tests assigned to them on the student interface and parents can view the course schedules and keep track of their children's learning process on the parent interface. Our MTS system also records students' learning process and incorporates comprehensive assessments to evaluate students' improvement from the entry level to more advanced ones.

Overseas Training Services

        We provide comprehensive overseas training services for students planning to take international standardized tests and/or study abroad. Such services comprise international standardized test preparation courses and overseas study services. In 2016, 2017 and 2018, the number of student enrollments in our overseas training services was approximately 7,202, 8,645 and 8,885, respectively, which generated revenue of RMB180.6 million, RMB228.3 million and RMB223.6 (US$32.5 million), for the respective period.

        International Standardized Test Preparation.    We primarily focus on providing training services to students aged 12 or above who are preparing for TOEFL, IELTS, SAT and ACT, among other international standardized English tests. We had more than 20,000 students enrollment since we introduced such services in 2011. According to the Frost & Sullivan Report, in 2018, we ranked second in the offline one-on-one study-abroad test preparation market with an approximate market share of 13.5% and a total revenue of approximately RMB202.4 million.

        We have adopted several effective teaching approaches to optimize the students' learning experiences in our test preparation classes, which are generally taught at our learning centers. Courses are offered in one-on-one class setting to address students' individualized learning needs and achieve the optimal learning outcomes for each of our students. A test preparation course hour is typically two hours. We have developed our modular course package and use our full mock test evaluation to provide our students with stage-by-stage customized solutions throughout the test preparation process to increase their standardized test scores effectively. We also utilize our self-developed iManager system, an intelligent analysis and evaluation system, to analyze students' learning process and collect student feedbacks to enhance the quality of our teaching services.

        Overseas Study Services.    We offer overseas study application services and short-term study abroad programs for students interested in obtaining overseas education.

        For students planning to obtain overseas education, we provide step-by-step overseas study application services, which cover consultation and planning, college major selection, preparation of application for documents and visa, as well as campus tours. Each year, we help students apply to prestigious universities and high schools in the United State, the United Kingdom, Australia and Canada, among other countries. As of December 31, 2018, we had provided customized overseas study application services to approximately 3,300 students. We also leverage our self-developed iFuture system to help our students access our teachers for study consultation and keep track of their application process.

        We also offer our short-term study abroad programs to expose students in experiencing culture and language environment in various native English-speaking countries. This program aims to further expand our offline English training and enrich students' exposure to practice communication skills and cultural appreciation. Throughout the course of such tours, we organize various projects and arrange for tours at certain reputable institutions, such as NASA's Kennedy Space Center, University of California, Los Angeles, University of London and University of Toronto.

Online English Training

        Leveraging our experience in providing offline English training we initiated our online English training platform "Likeshuo" in 2014, to further diversify and expand our English training service lines and market coverage.

        Through the "Likeshuo" platform, we offer online live streaming English courses on our websites or in our "Likeshuo" App accessible on mobile devices and tablets. We utilize the intelligent course scheduling function on our self-developed "Likeshuo" platform to give our online users the flexibility to design their own studying plans. An online English training course hour is typically 45 minutes. As of

December 31, 2018, we had approximately 760,000 registered users on our "Likeshuo" platform. Since the launch of "Likeshuo" and up to December 31, 2018, we had cumulatively over 140,000 paying users who purchased our online English training courses or trial lessons. In 2016, 2017 and 2018, the student enrollment on the "Likeshuo" platform reached 13,988, 24,299 and 44,586, respectively. As of December 31, 2018, the cumulative number of student enrollments in our online English training was approximately 87,000 and we had delivered over 2.4 million accumulated course hours to our students online. Our revenue generated from online English training was RMB46.9 million, RMB121.2 million and RMB212.3 million (US$30.9 million) in 2016, 2017 and 2018, respectively. Certain refund policies are applicable to our online English training. See "—Pricing and Refund Policies" for details.

        We currently offer primarily four types of live streaming English courses on our "Likeshuo" platform, including:

  •
  English for Adults.  We have developed a comprehensive lessons database covering more than 18 topics in over 5,000 real-life English-speaking scenarios to train students' practical English language abilities. The curriculums are primarily designed for students aged over 15, which include basic English, basic spelling skills, English speaking, English for travel and English for interviews. We primarily offer small classes with up to 15 students per class. Our high-caliber teaching staff for the online adult English courses consists of local teachers and foreign teachers from native English-speaking countries, including the United States, the United Kingdom, Australia and Canada. We have established a deep pool of approximately 13,000 teachers who have registered with our "Likeshuo" platform and are accessible by our students online, including approximately 5,400 foreign teachers.

  •
  Junior English.  We have developed an online English training program primarily designed for young learners aged five to 12, which allows them to learn English anytime anywhere via our website or in our "Likeshuo" App. We primarily offer small classes with up to four students per class. We engage foreign teachers from native English-speaking countries to deliver customized courses to help students stimulate interests in speaking and learning English. We generally use teaching materials from native English-speaking countries to improve young learners' English levels by offering them the most relevant courses based on their ages and proficiencies;

  •
  International Test Preparation.  We provide online international test preparation training services for students who plan to take the SAT, ACT, TOEFL and IELTS, among other standardized tests. We primarily offer one-on-one online courses that are taught by our highly experienced teachers with relevant English language tests. Students can also choose to have courses taught in small classes of usually two to four students per class; and

  •
  English for Professionals.  We tailor this curriculum for people who want to improve their profession-related English language skills. We typically offer one-on-one private lessons and incorporate up-to-date and practical real life English content, such as pop cultures and various business activities to ensure students enjoy the lessons while increasing their competitiveness in their respective workplaces.

Junior English Training

        Driven by the increasing English learning demand from young students, we decided to further expand into the junior ELT market in January 2018 in selected areas where we have extensive network coverage and brand recognition. In June 2018, we acquired ABC Education Group, a junior English training service provider, which had contributed 21 self-operated and four franchised learning centers to our national learning center network. Our junior English training courses are mainly designed for students aged six to 18 to improve their communication ability, critical thinking and creativity by offering an integrated curriculum to cater to their different learning demands. For the year ended December 31, 2018, we had a student enrollment of 8,746 in our junior English training (including the student enrollment of ABC Education Group, which we acquired in June 2018). As of the date of this prospectus, we had 24 self-operated junior English learning centers (including 21 learning centers of ABC Education Group we acquired in June 2018) located in Beijing, Foshan and Nanchang, among other cities.

        We offer various fundamental and value-added courses to improve our junior students' English language skills, creative and critical thinking as well as appreciation of culture and values. We strategically limit the class size to ten to 15 students per class to ensure the quality of our course offerings and effectively engage our students in group discussion. A junior English training course hour under the "Meten" brand typically is 55 minutes. An English training course hour under the "ABC" brand is typically one hour.

        Our fundamental courses under the "Meten" brand include Art of Language, Presentation and Project Management courses. For Art of Language courses, we aim to stimulate our students' lasting curiosity and passion for English learning by actively engaging them in various English speaking, listening and reading activities. In our Presentation courses and Project Management courses, we focus on the practical training of our junior students' problem-solving abilities, leadership skills and team working abilities in presentations and project-based discussions. We also provide complementary Pronunciation and Master Learner courses as value-added services for students who attended the fundamental courses to improve their English pronunciation skills and teach effective English learning technics. Our courses under the "ABC" brand aim to improve our students' English listening, speaking, reading and writing abilities through various phonetic alphabet, pronunciation and presentation trainings in an engaging and interactive environment.

Other English Language-Related Services

        In addition to the major English training services we provide, we also offer English language-related services. We launched our "Shuangge English" App in 2014 to offer other English language-related services, which applies the cutting-edge voice evaluation technology to improve students' listening, speaking and reading abilities. Our "Shuangge English" App had reached over 2.43 million downloads as of December 31, 2018. We also receive franchise fees for our franchised learning centers. For details, please see "—Our Offline Network."

Our Offline Network

        We have established an extensive network of our self-operated and franchised learning centers to provide students with comprehensive education services.

        As of December 31, 2018, we had established a nationwide network of 135 learning centers covering 32 cities in 18 provinces, autonomous regions and municipalities in China. We directly operated 119 learning centers, covering 26 cities in 14 provinces, autonomous regions and municipalities in China (including 21 learning centers under the "ABC" brand of ABC Education Group, which we acquired in June 2018), and had 16 franchised learning centers, covering 11 provinces and municipalities in China (including four learning centers under the "ABC" brand). The following table set forth the total number of our learning centers in each province, autonomous region and municipality we operate as of December 31, 2018.

Province, Autonomous Region and Municipality	Number of Learning Center
Self-operated learning centers under the "Meten" brand
Guangdong(1)	42
Jiangsu(1)	12
Sichuan(1)	10
Chongqing	9
Hubei	6
Beijing	4
Shaanxi	3
Fujian	3
Zhejiang	3
Anhui	2
Jiangxi	2
Liaoning	1
Hunan	1
Subtotal	98

Self-operated learning centers under the "ABC" brand
Beijing	18
Heilongjiang	3
Sub-total	21

Franchised learning centers under the "Meten" brand
Yunnan	3
Jiangsu	2
Beijing	2
Hunan	2
Fujian	1
Anhui	1
Liaoning	1
Subtotal	12

Franchised learning centers under the "ABC" brand
Hebei	1
Hubei	1
Ningxia	1
Inner Mongolia	1
Subtotal	4

Total	135

(1)
Include a boot camp established under our general adult English training business.

        The following map illustrates our learning center network in China as of December 31, 2018.

        Our network expanded from 70 self-operated learning centers as of January 1, 2016 to 119 self-operated learning centers as of December 31, 2018. As of the same date, we also had five experiential marketing stores for our online English training, four of which were located in Guangdong Province and one in Jiangsu Province, to enable our prospective students to obtain first-hand experience of live streaming online English training courses delivered on our "Likeshuo" platform. Our extensive network currently covers a majority of the major cities in the PRC and we plan to expand our coverage to other provincial and regional central cities with relatively high income per capita, developed local economy and high demand for English usage, and to tier two and tier three cities surrounding tier one cities where we have already established our learning centers. See "—Our Strategies" for details.

        We provide offline English training at our learning centers. Each of our self-operated learning centers is managed by a principal, who is responsible for the daily operations, customer services and marketing activities of the learning center.

        Our self-operated learning centers are generally located in shopping centers and office buildings where there is frequent customer traffic. Our learning center is generally ranging from 200 to 3,000 square meters in gross floor area, with functional areas including classrooms, office space, cafes, studios and student activity areas. We lease substantially all of our learning centers as of the date of this prospectus.

        In addition to our self-operated learning centers, we have recently begun to utilize franchise business model to broaden our appeal and increase our market penetration. We apply stringent standards to select franchisees and adopt centralized management systems to monitor the daily operations at each of our franchised learning centers under our "Meten" brand in order to ensure the consistent delivery of high-quality services to our students. As of December 31, 2018, we had 12 franchised learning centers in operation under our "Meten" brand in seven provinces and municipalities in China through our centralized management systems.

        We expect all of our "Meten" franchisees to be committed to striving for excellence in providing high-quality English training services to students and to share our mission and vision. "Meten" franchised centers under our "Meten" brand are required to follow our stringent rules and guidance on recruiting teachers. We also provide our franchised centers with comprehensive training, marketing and technology support, assisting in formulating business strategies, as well as supervising staff performance on a regular basis to facilitate their operation.

        We employ a set of heightened standards when evaluating "Meten" franchisee candidates. Our "Meten" franchisees are required to operate the franchise in strict accordance with our management rules and guidelines on course offerings, standardized recruitment, training and performance evaluation of teaching staff, as well as any other aspects of operation as we may request. We believe our highly centralized management system adopted in managing our franchised learning centers under our "Meten" brand greatly contributed to maintaining our well-established reputation and the quality of our services.

        The "Meten" franchise agreements generally have a term of three years, and we charge each of the "Meten" franchisees a one-time initial fee, a one-time design consulting fee, which varies based on actual site areas, and a certain percentage of the gross billings of the certain franchised learning centers under our "Meten" brand as royalty to be settled on a quarterly basis.

        In addition, we acquired ABC Education Group in June 2018, which had four franchised learning centers that are operated under the "ABC" brand. These franchised learning centers are located in Ningxia, Hebei, Hubei and Inner Mongolia. We entered into the franchise agreements with two of such franchisees in July and August 2018, and ABC Education Group entered into the franchise agreements with the franchisees in January and May 2018. The term of the franchise agreement is generally three years. These franchisees typically pay a fixed one-time royalty fee and brand deposit, and a one-time franchise fee.

Pricing and Refund Policies

        For both our offline and online English training businesses, the course fees vary based on the types, levels and lengths of the courses. We generally require our students to pay the full amount of the course fees after signing the relevant service contracts but prior to the commencement of the first training session. The course fees generally cover the courses to be delivered as stipulated in the relevant contracts. We offer certain discounts for students who enroll in multiple courses or multiple levels of the same course. We consider various factors when determining the applicable fees of both of our offline and online English course offerings, including, among other things, our course development and sales costs, intensity of involvement of our teaching staff in connection with the delivery of the relevant courses, market competition, prospective increase of students in specific courses and expected development of customer preferences.

        In addition, students can use installment payment methods provided by accredited third-party financial institutions, to pay for the relevant course and/or service fees. In 2018, approximately 43.5%

of our students have participated in such installment payment arrangement. Under such arrangement, a third-party financial institution provides an interest-free loan to a student and remits the course/service fee to us on behalf of the borrowing student to complete his/her purchase of the relevant course. The borrowing student is obligated to repay the loan in pre-agreed installments a period ranging from six months to 24 months to the financial institution. A transaction fee associated with such installment payment arrangement typically range from 4.4% to 10.8% of the total amount of such loan, depending on the length of the installment period, which was generally withheld by such financial institution prior to remitting the course/service fee to us.

        We have refund policies in place with respect to various aspects of our business. The refund policies applicable to our major offline and online English training services are set forth as below:

  •
  For our general adult English training, we had implemented in October 2016 a 20-day period of unconditional full refund to improve students' experience and satisfaction with our services. We typically allow (i) full refund of the course fees within 20 days upon the commencement of the course; (ii) 70% of the course fees regarding the uncompleted course hours to be refunded if a student fails to complete over 30% of the course hours after the first 20-day refund period; and (iii) no refund is permitted if a student has completed over 30% of the course hours;

  •
  For our junior English training under the "Meten" brand, the first two classes are considered trial classes. We typically allow (i) full refund of course fees if a student applies for refund before the first trial class ends; (ii) 70% of the course fee refund regarding the uncompleted course hours within the period after a student has completed the total two trial classes and before he or she fails to complete over 30% of the course hours; and (iii) no refund if a student has completed over 30% of the course hours; For our English training under the "ABC" brand, we typically allow (i) full refund regarding the incompleted course hours after deduction of RMB2,000 as the early contract termination fee if a student requests a refund within 30 days upon the commencement of the course; and (ii) no refund if a student requests a refund after 30 days upon the commencement of the course;

  •
  For our international standardized test preparation courses, the first four classes are considered trial classes. We typically allow (i) full refund of course fees if a student requests a refund before the first trial class ends; (ii) 70% of the course fee refund regarding the uncompleted course hours within the period after a student has completed the total four trial classes and before he or she fails to complete over 30% of the course hours; and (iii) no refund if a student has completed over 30% of the course hours; and

  •
  For courses offered on our "Likeshuo" platform, we typically allow a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with the delivering such courses/services online if a student requests a refund during the contract period. The refund policy on our "Likeshuo" platform also applies to online courses which have been transferred to courses to be taught live at our learning centers. We will review the refund requests based on our refund policy and accuracy of the student's information and settle the certain refund within seven days upon the commencement of the refund request procedure.

Course Content Development

        We emphasize the quality of our course materials, which we believe is crucial to the effectiveness of our teaching methods and to the satisfaction of our student's learning experiences. We have established an advanced education model which enables us to efficiently record and analyze the users' learning process and improve our course offerings by adjusting the learning strategies applied to our students. We develop courses at our headquarters and our learning centers across the PRC adopt these curriculums and course materials with certain customization to local requirements and demands. We had a dedicated content development team of approximately 165 staff as of December 31, 2018 to actively participate in the research and development and updates of our products, course content and IT systems. All of the research and development team members have solid education background, extensive teaching and research experience in the English language education field. As of December 31, 2018, approximately 52.7% of our research and development staff had a bachelor's degree or above, and approximately 6.7% obtained a master's degree or above.

        We have a robust and centralized course development process, which is achieved by engaging our research and development staff as well as seeking strategic cooperation with experts in the English language education industry. We continually devote substantial resources to develop our curriculums and course materials to ensure that our course offerings are attractive and up-to-date to address evolving market demands. For example, we have established strategic cooperation with the NGL, P21 and other authoritative education organizations. Based on extensive research in the ELT market in China, we continue to seek cooperation opportunities domestically and overseas to enhance our capability to conduct the assessment of our systems and services to meet our students' and users' demand. We also generally obtain student feedback during and after the completion of a particular course, which allows us to refine and update the course materials to improve their effectiveness. We have made efforts in building product models and running tests with the final successful development and implementation of the Explore Curriculum. We adhere to the principle of "learning is for using" to develop not only the language ability of our students, but also their problem-solving skills, information processing capabilities, creative thinking and writing skills.

        From time to time, we also update our course materials to keep up with the evolving changes in international standardized tests. We also systematically maintain a comprehensive and growing database for standardized examination questions.

Centralized Management

        We utilize a centralized management system to consistently manage and supervise various aspects of our day-to-day operations covering our nationwide learning centers and "Likeshuo" platform. It enables us to have a holistic view of various aspects of our business operations, including, among others, course offerings, management of franchised learning centers, teacher recruitment and training, human resources, sales and marketing as well as accounting and finance.

        Teaching service management.    We have effectively adopted a technology-based management strategy to record and assess course offerings, teachers' performance and students' learning experiences. We have developed our CRM system and EME system to provide real-time support and precise analysis of our teachers' performance in course offerings and the quality of follow-up services for our students throughout our network. For example, we have established a set of standardized evaluation procedures in the EME system to record and assess the performance of our teaching staff.

        Management of franchised learning centers.    We primarily focus on implementing our centralized management system consistently among all of our franchised learning centers in various stages to maintain our overall high-quality education service standards. We directly appoint senior management and supervise the recruitment of teaching staff at such franchised learning centers to maintain the consistency of our teaching quality at these learning centers. We also adopt strictly standardized course materials and curriculums at both our self-operated and franchised learning centers and regularly assess the operation at our franchised learning centers to maintain our well-recognized brand names and sustainable business development. We also set heightened standards and recruitment policies involving our teaching staff, and our franchise partners strictly implement such policies and provide comprehensive training to newly hired teaching staff.

        Teacher recruitment and training.    We benefit from our standardized teaching staff recruitment and training system, which allows us to apply the best practices in terms of allocation of high-quality teaching resources. We have established a number of stringent recruitment standards for different teaching positions among our learning centers and "Likeshuo" platform to cater to the varying needs of our students. We have devoted significant efforts to recruiting, training and evaluating our teachers and study advisors as part of the centralized management of our operations, which provides a solid foundation for our long-term business growth development. For details on recruiting, training and evaluating our teaching staff, see "—Our Teaching Staff."

        Sales and marketing.    We have also adopted a standardized online and offline marketing strategies to recruit prospective students and enhance our reputation. For details, see "—Marketing and Sales." We have also established approximately 164 offline sales points and five "Likeshuo" experiential marketing stores in China to form an integrated marketing network to assist the recruitment of prospective students.

        Human resources.    Our senior management at our headquarters is responsible for the appointment of key management positions in each of our regional hubs to strengthen our centralized management system. We are also responsible for appointing the regional principal, business manager and finance manager who act as regional supervisors to oversee the research and development of our products and technologies, professional recruitment, branding and various other aspects of our customer services.

        Accounting and finance.    We have also implemented a standardized accounting and financial management system to monitor the operations of our learning centers. We manage and record income and expenditure separately at all of our self-operated learning centers, which is applied uniformly across all our learning centers. The total course and service fee income is required to be transferred from the local learning centers to our company account on a daily basis. We are also in charge of reviewing and allocating operation expenditures in each of our learning centers upon approval from our management and are thus able to manage our finances efficiently.

Our Customers

        Our customers primarily consist of students of our offline English training services (including general adult English training, junior English training and overseas training services) and users of our "Likeshuo" platform for our online English training. As of December 31, 2018, our students and users covered a wide range of age groups. Our student/user base has rapidly expanded in recent years. The vast majority of our students and users are individuals who purchase our offline and online English training courses and/or services. We also provide offline English training services to certain corporate customers, including certain leading China-based Internet and information technology companies. We either enter into framework agreement with them to provide English language training for their employees at our self-operated learning centers under the "Meten" brand or we dispatch our teachers to provide customized English training to the employees of such corporate customers at their offices.

        We have experienced continuous growth in the number of our student enrollments and user registration in recent years with our increasing investment in developing services and technologies as well as the expanding our learning center network in the PRC. We have maintained sizable student enrollment which increased from 55,758 in 2016 to 118,277 in 2018. In 2018, our total student enrollment was 118,277 (including 44,586 on our "Likeshuo" platform). The student enrollment in general adult English training and online English training courses reached 56,060 and 44,586, respectively, in 2018, representing an increase of 12.6% and 83.5% respectively, from the previous year.

Marketing and Sales

        We engage in a broad range of marketing approaches to strengthen our brand recognition and enhance the understanding of different course offerings by prospective students and users, which we believe can help generate prospective students' and users' interests in our services. From 2016 to 2018, our student enrollment grew approximately 112.1%, while the percentage of selling and marketing expenses in our revenue decreased by approximately 3.7%.

        We actively promote our brands and services through a wide range of offline sales activities. We have employed over 1,900 professional marketing personnel to conduct effective marketing activities, including advertisement distribution and tele-marketing with customized content to advertise our brands and services to the prospective customers from specific target age groups and regions. As part of our expanded sales efforts, we had approximately 164 offline sales points nationwide as of December 31, 2018, which are generally small marketing booths set up in locations with high traffic and exposure, such as shopping malls, to attract potential customers and educate them about the diverse programs and services we offer. As of December 31, 2018, we also had five experiential marketing stores for our online English training services, four of which were located in Guangdong Province and one in Jiangsu Province, to enable prospective students to obtain first-hand experience of live streaming online English training courses delivered on our "Likeshuo" platform.

        In terms of our online marketing efforts, we leverage various online marketing channels and our online technologies to selectively provide promotional content on the Internet. We have a professional team of approximately 40 online marketing staff in our Beijing headquarter, who are responsible for designing and distributing promotional materials through diversified online channels to facilitate our online marketing activities. We utilize the big data technology to effectively target our prospective customers with high demands to learn English from certain age groups and regions. We customize the marketing content regularly to cater for our target student groups by widely using search engine keywords and distributing in-feed advertisements on various types of leading search engines and social media platforms. In addition to advertising on social platforms, we also strive to promote our services efficiently by engaging third-party merchants to conduct digital marketing activities.

Our Teaching Staff

        Our teaching staff generally comprises teachers and study advisors, who are critical to maintaining the quality of the education services and promoting our brand recognition for future growth. We have assembled a high-caliber team of teaching professionals with outstanding abilities and passion for teaching, consisting of dedicated local teachers and foreign teachers for our offline courses as well as online teachers for courses on the "Likeshuo" platform. Our total number of full-time teachers increased from 810 as of December 31, 2016 to 1,184 as of December 31, 2018. We had in total 1,146 full-time teachers offering English training courses at our offline learning centers. In addition, we have employed a number of part-time teachers for our offline and online English training businesses. As of December 31, 2018, we employed 3,800 part-time teachers, among whom 1,738 were foreign teachers from English-speaking countries.

        We adopt the "teacher & study advisors collaborative working" practice in our daily education services. In order to optimize our customized services for our students, we have a certain study advisor assigned to each of our students in order to support our teachers' offline teaching activities. Study advisors support our students by providing professional advice regarding learning methods, following up and checking their learning schedules, offering supplementary materials to improve students' understanding of the content taught in class, collecting feedbacks on teaching quality and providing general counselling services. Study advisors also act as the liaison between the students and our sales staff to facilitate course renewal matters. As of December 31, 2018, we employed 543 full-time study advisors. As of December 31, 2018, we also had 389 full-time teaching service staff to provide all-rounded management and consultancy services for our students.

Teaching Staff Recruitment

        We seek to engage teachers who possess strong academic credentials, excellent communication skills and practical knowledge to employ effective teaching methods to optimize the learning experiences of our students. Our human resources staff examine candidates' language proficiency, work experience, education background and teaching qualifications, such as TESOL, TEFL and CELTA. As of December 31, 2018, approximately 97.9% of our full-time teachers had a bachelor's degree or above, and approximately 25.1% have a master's degree or above. For study advisors, we seek to engage talents with excellent English language ability and preferably related work experience. The study advisors are required to have strong teamwork spirits and are detail-oriented when assisting our teachers in course preparation, event organization and daily classroom operations.

        We engage prospective candidates for our teaching positions through various channels. For domestic teachers and study advisors, we engage applicants through advertising on social media platforms and at job fairs organized by numerous universities in China. For foreign teachers, we mainly recruit candidates through specialized agencies, who are Independent Third Parties. For online teachers who deliver courses on our "Likeshuo" platform, we approach prospective candidates through advertising on social media platforms and career websites in the PRC and abroad. We recruit new teachers from time to time to ensure sufficient resources of teaching staff to support our business growth.

        We implement a highly selective recruitment process. For the teacher's recruitment, after the initial review of candidates' credentials, we conduct several rounds of interviews and written tests with the select qualified candidates according to the specific course(s) he or she applies to teach. Online teachers are invited to deliver a trial lesson, where we evaluate his or her abilities in pre-class preparation, teaching methods, time management and interaction with the students and after-class review. For prospective teachers of international standardized test preparation courses, we check their examination results or experience as former participants in the examinations. We will invite teachers at our learning centers and online teachers to give trial lessons as our final assessment at the end of his/her three-month probation period. We will only make job offers to candidates who have successfully fulfilled recruitment requirements and have passed our comprehensive quality assessment during the probation period.

Training and Performance Evaluation

        We believe the quality of our teaching staff is the key to enhancing the learning experiences of our students and is essential to our brands and continuous growth in the ELT market in the PRC. We devote significant resources to training and retaining our teachers and study advisors. In order to ensure the high quality of our services, we have put in place a series of training programs and performance evaluation standards for our teachers and study advisors.

        Our teachers and study advisors are required to undergo various training programs specially designed for those who are in charge of different curriculums. We offer a series of comprehensive and systematic training programs for teaching skills, communication skills and content development capability, through which our teachers are able to keep abreast of the changing student needs and evolving industry development trends to enhance their teaching efficiency and efficacy.

        For new recruits who will join our teaching team at each learning center, we generally organize a five-day orientation camp to provide comprehensive training to assist them to learn about our Company, our education philosophy and basic teaching skills. In addition, we also provide monthly training programs to our teaching staff, which cover more detailed teaching guidance for teachers, including, among others, classroom activity planning, course content preparation, application of collaborative learning strategies and self-development through performance reviews.

        For the teachers in charge of our general adult English training, we assign our regional education managers and professional teacher trainers to host training sessions specially designed for such curriculum. For teachers in charge of our junior English training, we generally recruit teachers with professional experience and expertise in providing training to students aged under 18. For teachers in charge of our overseas training services, we actively engage prospective teachers who have experience of taking international standardized language tests and/or have participated in overseas studies. For online teachers on the "Likeshuo" platform, we provide thorough teaching guidance covering both teaching skills and technical support. We introduce them to our main service sectors and address the different needs of our students and users so that the online teachers can develop the awareness to customize the course content to satisfy the diversified needs of our students and users. We conduct interviews for all job applicants and provide continuing professional training to candidates who are successfully hired by us.

        We have developed a comprehensive evaluation system with a focus on assessing our teachers' abilities of effective teaching and self-development to stay constantly updated in order to deliver quality teaching to our students and users. We conduct teacher performance reviews periodically in order to support our teachers for continuous refinement and improvement of their teaching methods. We also evaluate teachers' performance by collecting student feedback on a regular basis, which will factor in the retention and compensation considerations for our teachers. For teachers with excellent performance, we may reward them with discretionary bonus compensation and other incentives.

Competition

        The ELT market in the PRC is rapidly evolving and highly competitive and we expect the competition in this sector to persist and intensify. We face direct competition in general adult English training, junior English training, overseas training services, online English training and other English language-related and services, primarily from existing online and offline English education service providers in our geographic markets.

        We believe our principal competitive factors include the following:

  •
  scope and quality of our course offerings and services;

  •
  extensive operating experience;

  •
  quality and performance of the teaching staff;

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  overall student experience and satisfaction;

  •
  brand recognition;

  •
  ability to align courses and services to specific needs of the students;

  •
  ability to market course offerings to a broad base of prospective students;

  •
  utilization of technologies to optimize students' learning experiences; and

  •
  ability to attract and retain highly qualified teachers.

        We believe that we are well-positioned to effectively compete in the markets in which we operate on the basis of strong reputation, high-quality portfolio of courses, convenient and useful technologies, scalable and efficient business model, extensive and qualified teacher network, strong course content development capabilities and experienced management team. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks related to competition, see "Risk Factors—Risks Related to Our Business and Industry—We face significant competition in major programs we offer and geographic markets in which we operate, and if we fail to compete effectively, we may lose our market share and our profitability may be adversely affected."

Technologies

        Efficient development and utilization of technologies is essential to our ability to provide satisfactory learning experiences for our students and users. We currently use a combination of commercially available software and hardware and proprietary technology. To closely cope with evolving market conditions and student needs, we also rely on our in-house research and development for new technology initiatives. We have established a scalable infrastructure of information technologies by launching and upgrading a series of intelligent learning systems and platforms. Some of the technologies we use are driven by artificial intelligence, which are different from the typical algorithmic computing in the following manner: (i) our artificial intelligence-driven teaching management system provides pertinent course information that is customized for each student and user, which avoids the parameter-invariant defect of the typical algorithmic computing method; (ii) it offers a greater flexibility to our students by utilizing the computerized adaptive testing method, as compared with the typical algorithmic computing method; and (iii) comparing to the typical algorithmic computing method, our artificial intelligence-driven system uses the project response model to determine our students' English language ability and formulate customized practice questions, which uses adaptive algorithm and enables us to evaluate a large number of students' language ability in a short period of time.

        CRM system.    We have developed a comprehensive customer relationship management system to store and manage daily operations and the information related to our students and users. Through years of system development based on big data analytic technology, we have formulated a complete customer service cycle from customer acquisition to teaching service evaluation. We keep records of each customer acquisition record and effectively evaluate and stimulate our marketing staff to engage prospective customers. The CRM system also enables us to conduct strategic research of customer data in order to improve our service quality and increase our operating efficiency.

        EME system.    We have developed our EME system, an artificial intelligence-driven integrated teaching management system, to manage and facilitate our teaching activities at our headquarters and each of our self-operated learning centers. We effectively integrate our teaching resources in our EME system to conduct an accurate analysis of student data and allocate suitable training resources to address our students' individualized learning needs, which largely increased our efficiency in scheduling classes and customizing course content for our students. Our students can also review their learning process, class schedules and give feedbacks to their teachers. We implement EME system across all of our self-operated and franchise learning center network to supervise our teaching activities and enhance our decision-making capabilities by analyzing our operation database.

        ISFS.    We use this intelligent tracking service system for our general adult English training, overseas training services and online English training, which generally comprises student service system, teacher service system and service monitoring system. The student service system mainly sets up the service tracking in advance for the entire course learning cycle of a student. Based on a set of intelligent task scheduling services, it automatically generates an individual service tracking task list for such student, and sends the list directly to his/her teacher for reference. Similarly, the teacher service system, based on a set of intelligent task scheduling services, automatically generates the personal service tracking task list in the teaching process for the course such teacher teaches, and timely sends the relevant list to the working panel of the course teaching service staff for execution. Service monitoring system is mainly used to monitor the functioning of the student service system and the teacher service system. In the event it discovers any anomaly in these systems, it will timely alert our management.

        "Likeshuo" App and platform.    We started to offer online live streaming English courses on our "Likeshuo" App and platform in 2014. Our platform is equipped with a number of innovative features to provide direct guidance to our students including introductions to various course offerings, course scheduling and evaluation of their learning process. In order to optimize the user experience on our "Likeshuo" platform, we have deployed a number of features to enhance our abilities of service customization. For example, our intelligent online course scheduling system on the "Likeshuo" platform efficiently facilitates the allocation of teaching resources based on the needs of users and the availability of our online teachers, which largely enhances our ability to provide flexible course offerings to different users. Users of our online services can access our course offerings through our platform and our application on their mobile devices, tablets and computers.

        ICAS.    We primarily utilize this intelligent class scheduling system for our online English training services. It was built based on a three-dimension model encompassing teachers' teaching demand, students' learning demand and our available curriculums, and utilizes an intelligent matching algorithm to optimize the course arrangement and scheduling results for our teachers, students and management. ICAS greatly improves the course matching efficiency and accuracy comparing to manual and subjective course scheduling.

        Leveraging our experience in developing and upgrading our EME and CRM systems, we have also developed other systems to facilitate our teaching activities and daily operation. For example, we have developed our iManager system for students enrolled in our international test preparation courses, which utilizes artificial intelligence to serve as a platform for our students to record course notes, have writing practice and mock tests which can effectively prepare them for achieving satisfactory learning results. For our overseas study application services, our iFuture system can help our students access our teachers for study consultation and keep track of their application process in a timely manner. Moreover, in order to accurately evaluate a student's English language ability, we utilize an adaptive evaluation system, which analyzes the student's listening, vocabulary, grammar and reading comprehension abilities and diagnoses his or her English language proficiency, in order to more accurately determine applicable course targets and key learning steps. We also use the same evaluation system when the students have completed their courses to evaluate the progress they have made, which allows us to judge and compare the quality of our teaching in various regions and to provide a useful basis for improvement.

        Our system infrastructure is designed to meet the requirements of our business operations, to support the growth and expansion of our learning center network and to ensure the reliability of our operations. Our data is currently maintained at our headquarters and an offsite IT facility in Shenzhen. For details of the risks associated with the technologies we use, see "Risk Factors—Risk Related to Our Business and Industry—Failure to protect confidential information of our students and employees against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Intellectual Property

        Our trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our program from those of our competitors and contribute to our competitive advantages in our target markets. We believe the protection of our intellectual property rights is critical to our business, and we protect our intellectual property rights by relying on local laws and contractual restrictions. We specifically rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our management and research and development staff to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

        As of December 31, 2018, we had registered three patents and 74 trademarks which bolstered our strong brand recognition in the PRC. We also held 51 domain names relating to our business, including www.meten.com and www.likeshuo.com, 18 copyrights to certain course content and technologies we developed in-house and 33 copyrights registration certificates for software programs developed by us relating to various aspects of our operations.

        We had not been subject to any intellectual property infringement claims which had any material impact on us up to the date of this prospectus. While we actively take steps to protect our intellectual property rights, these steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. Further, we cannot be certain that the course materials that we license, and our redesign of these materials, do not or will not infringe on the valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in "Risk Factors—Risks Related to Our Business and Industry—We may encounter infringement disputes from time to time relating to our use of intellectual properties of third parties."

Seasonality

        Seasonal fluctuations have affected, and are likely to affect our business in the future. Historically, the PRC offline ELT industry experiences lower gross billings growth rate in the first quarter of each year due to the Chinese New Year holiday, and our industry enjoys increases in gross billings growth during the summer months as certain students are generally on summer holiday and have more time to take ELT courses. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth and our focus on the general ELT business. However, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. See "Risk Factor—Risks Related to Our Business and Industry—Our results of operations are subject to seasonal fluctuations."

Facilities

        We currently lease substantially all of the properties we use to operate our business. We are headquartered in Shenzhen and Beijing, and the business premises of our offices and self-operated learning centers are located in 26 cities in China. The majority of lease agreements for our learning centers have terms of three to five years. For most of our learning centers, we pay annual rental charges. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every five years based on preset rate. For details on locations of our facilities, see "—Our Offline Network."

        We believe that the facilities which we currently lease are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

Employees

        We had 5,270 full-time employees as of December 31, 2018, including the staff of ABC Education Group, which we acquired in June 2018. The following table sets forth the numbers of our full-time employees, categorized by function, as of December 31, 2018:

Function	Employees at offline learning centers	Employees for online platform	Total number of Employees (offline and online)
Teaching staff(1)	1,978	174	2,152
Management staff	115	3	118
Sales, marketing and customer services	1,744	164	1,908
Research and development(2)	116	49	165
General and administration	905	22	927

Total	4,858	412	5,270

(1)
Teaching staff includes the full-time teachers, study advisors and teaching service staff.

(2)
Includes personnel dedicated to products, course content and IT systems development.

        As of December 31, 2018, we employed 674 part-time teachers for our offline English training business. We also established a deep pool of approximately 13,000 teachers who have registered with our "Likeshuo" platform and are accessible by our students online, including approximately 5,400 foreign teachers.

        We enter into employment contracts with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

        As required by applicable laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. We are required under the PRC law to make contributions to statutory employee benefit plans from time to time for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China. See "Risk Factor—Risks Related to Our Business and Industry—Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties."

        Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes as of the date of this prospectus.

Insurance

        We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover our liability should any injuries occur at our learning centers. We maintain medical insurance for our employees and management. We also maintain company property insurance, decoration protection insurance and accident insurance which cover property damage and casualty damage in accidents. We do not have business interruption, general third-party liability, product liability or key-man insurance. See "Risk Factors—Risks Related to Our Business and Industry—We may not maintain adequate insurance, which could expose us to significant costs and business disruption." We consider our insurance coverage to be in line with that of other ELT service providers of similar scale in the PRC.

Legal Proceedings

        From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. Excepts as otherwise disclosed in this prospectus, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

REGULATIONS

        We operate our business in China under a legal regime created and made by PRC lawmakers consisting of the National People's Congress, or the NPC, which is the country's highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Industry and Information Technology, or the MIIT, the SAIC, the MCA, and their respective local offices. This section summarizes the principal PRC regulations related to our business.

PRC Laws and Regulations Relating to Foreign Investment in Education and Telecommunications

Foreign Investment Industries Guidance Catalog (Amended in 2017) and Special Administrative Measures for Access of Foreign Investments (Negative List for Access of Foreign Investments) (2018 version)

        Pursuant to the Foreign Investment Industries Guidance Catalogue (Amended in 2017) which was amended and promulgated jointly by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2017 and became effective on July 28, 2017, and the Special Administrative Measures for Access of Foreign Investments (Negative List for Access of Foreign Investments) in which has been replaced by the Special Administrative Measures for Access of Foreign Investments (Negative List for Access of Foreign Investments) (2018 version), or the Negative List, foreign investment industries are classified into two categories, (1) industries in which foreign investments are encouraged; and (2) industries in which foreign investments are regulated by the Negative List. The Negative List has further classified regulated foreign investment industries as industries in which foreign investments are restricted and industries in which foreign investments are prohibited. Industries which are not included in the Negative List are industries in which foreign investments are allowed, unless otherwise prescribed by PRC laws.

        Pursuant to the Negative List, our offline ELT services do not fall in the restricted category, while the online ELT services fall within the scope of value-added telecommunications, which is considered "restricted" and, with a few exceptions, the percentage of foreign ownership cannot exceed 50%.

Regulations on Sino-Foreign Cooperation in Operating Schools

        Sino-foreign cooperation in operating schools is specifically governed by the Regulation on Sino-Foreign Cooperation in Operating Schools of the PRC, which was promulgated by the State Council on March 1, 2003, became effective on September 1, 2003 and was amended on July 18, 2013, and the Implementing Rules for the Regulations on Operating Sino-foreign Schools, which were issued by the MOE on June 2, 2004 and became effective on July 1, 2004. Pursuant to these regulations, any foreign entity that invests in the education business in China through Sino-foreign cooperation must be an education institution with relevant qualifications and experiences.

        Additionally, on June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a Sino-foreign educational institution shall be less than 50%.

        In the areas where we operate our ELT service business, local government authorities do not allow foreign-invested entities to establish private institutions to engage in the ELT services, other than in the forms of Sino-foreign cooperative institutions, and the domestic party shall play a dominant role in such cooperation. Meanwhile, foreign investors of Sino-foreign cooperative institutions must be foreign educational institutions with relevant qualifications and experience.

Regulations on Foreign Investment in Telecommunications Enterprises

        The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on 1 January 2002, and was most recently amended on February 6, 2016, are the key regulations that regulate foreign direct investment in telecommunications enterprises in China. According to the FITE Regulations, foreign investors are prohibited from holding more than 50% of the equity interests in a company providing value-added telecommunications services.

        In addition, a foreign investor who invests in a value-added telecommunications business in the PRC must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas. Currently, none of the applicable PRC laws, regulations or rules provides clear guidance or interpretation on the such qualification requirements. In light of the above restrictions and requirements, we conduct our online ELT and offline ELT service business through a variable interest entity structure.

Regulations on Private Education in the PRC

Education Law of the PRC

        On March 18, 1995, the NPC enacted the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising preschool education, elementary education, middle education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other training institutions. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of education institutions. It also provides that no organization or individual is allowed to establish or operate a school or any other education institution for profit-making purposes. Under the amendment enacted on December 27, 2015 and becoming effective on June 1, 2016, the amended Education Law allows organizations and individuals to establish and operate schools or other education institutions for profit-making purposes. Nevertheless, schools and other education institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

Law on the Promotion of Private Education of the PRC and Implementation Rules for the Law on the Promotion of Private Education of the PRC

        The Law on the Promotion of Private Education of the PRC became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law on the Promotion of Private Education of the PRC became effective on April 1, 2004. Under these law and rules, "private schools" are defined as schools established by social organizations or individuals using non-government funds. Private schools that provide diploma- and degree-oriented education, preschool education, self-taught higher education examination and other categories of education services shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a private school operating permit, and shall be registered with the MCA or its local counterparts as a private non-enterprise entity and obtain a private non-enterprise entity certificate.

        According to the PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as "sponsors" rather than "owners" or "shareholders." The economic substance of "sponsorship" with respect to private schools is substantially similar to that of shareholder's ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of a sponsor is required to be stated in the private school's articles of association and the private school operating permit, similar to that of shareholders, whose names are stated in the company's articles of association and corporate records filed with relevant authorities. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school's constitutional documents and electing the school's decision-making bodies, including the school's board of directors and principals. The sponsor can also profit from the private schools by receiving "reasonable returns," as explained in detail below, or disposing of its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools differ from the rights of shareholders vis-à-vis companies. For example, under the PRC laws, a company's ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor. The sponsorship interests also differ from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because private education is treated as a public welfare undertaking under the current regulations. While private education is treated as a public welfare undertaking under the current regulations, sponsors of a private school may choose to require "reasonable returns" from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsors do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsors require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council.

        On November 7, 2016, the Standing Committee of the National People's Congress promulgated the Decision on Amending the Law on the Promotion of Private Education of the PRC, or the Amended Private Education Promotion Law, which came into force on September 1, 2017.

        Under the Amended Private Education Promotion Law, the term "reasonable return" is no longer used and a new classification system for private schools is established based on whether they are established and operated for the purpose of making profits. Sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion, while before the Amended Private Education Promotion Law, all private schools shall not be established for for-profit purposes. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the private schools engaged in compulsory education should retain their non-profit status even after the Amended Private Education Promotion Law comes into force. We currently intend to register all of our private schools as for-profit schools according to the Amended Private Education Promotion Law when it is practically allowed. However, as a matter of practice, most local authorities have not started to accept or approve applications for for-profit schools because the local implementing regulations have not been promulgated and well enforced.

        According to the Amended Private Education Promotion Law, the key features of the aforesaid new classification system for private schools include the following:

  •
  Sponsors of for-profit private schools are entitled to retain the profits and proceeds from the private schools and the operation surplus may be distributed to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;

  •
  Sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the private schools;

  •
  For-profit private schools are entitled to set their own tuition and other miscellaneous fees without the obligation to seek prior approvals from or to report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;

  •
  Both for-profit and non-profit private schools may enjoy preferential tax treatment. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amended Private Education Promotion Law takes effect are still unclear as more specific provisions are yet to be introduced;

  •
  Where there is construction or expansion of a non-profit private school, the private school may acquire the land use rights through allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the private school may acquire the land use rights by purchasing them from the government;

  •
  The remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

  •
  The People's governments at or above the county level may support private schools by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state assets. The governments may further take such measures as providing government subsidies, bonus funds and donation incentives to support non-profit private schools.

Several Opinions on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education

        On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which lowers the barriers to entry into the business of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the People's governments shall increase their support to the private schools in terms of, among others, financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students. Further, the State Council Opinions requires each level of the people's governments to improve its local policies on government support to for-profit and non-profit private schools by means of preferential tax treatments.

Implementation Regulations for Classification Registration of Private Schools

        On December 30, 2016, the MOE, the MCA, the SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Regulations for Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amended Private Education Promotion Law. Generally, if a private school established before the promulgation of the Amended Private Education Promotion Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance authenticated by relevant government authorities, pay up relevant taxes, reapply for a new private school operating permit, reregister as a for-profit school and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by the people's governments at the provincial level.

Implementing Rules on the Supervision and Administration of For-Profit Private Schools

        On December 30, 2016, the MOE, the SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementing Rules on the Supervision and Administration of For-Profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be reported by the board of directors of the school to and get approvals from the relevant authorities, and then be registered with the competent branch of the SAIC.

        For a detailed discussion on how the Amended Private Education Promotion Law and the above rules will affect our training institutions, see "Risk Factors—Risks Related to Our Business and Industry—We are subject to regulatory risks and uncertainties brought by the Amended Private Education Promotion Law and other rules, regulations and opinions promulgated by the PRC government from time to time."

        In addition to the Amended Private Education Promotion Law and the rules above mentioned, more implementing regulations will be introduced to further provide detailed requirements for the operation of non-profit and for-profit private schools:

  •
  the amendment to the Implementation Rules for the Law on the Promotion of Private Education of the PRC;

  •
  the local regulations relating to legal entity registration of for-profit and non-profit private schools; and

  •
  the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the provinces in which our schools are located, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties' property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools and measures for collection of non-profit private schools' fees.

Circular on Alleviating After-school Burden on Elementary and Middle School Students and Implementing Inspections on After-school Training Institutions

        On February 13, 2018, the MOE, the MCA, the Ministry of Human Resources and Social Security and SAIC jointly promulgated the Circular on Alleviating After-school Burden on Elementary and Middle School Students and Implementing Inspections on After-school Training Institutions, or Circular 3, which came into effect on the same date. Pursuant to Circular 3, the aforesaid government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Circular 3 mandates that the foregoing rectification be completed by the end of 2018. Moreover, after-school training institutions must file with the local education authorities and make public the classes, courses, target students, class hours and other information relating to their academic training courses (including primarily courses on Chinese, English and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of elementary or secondary schools. In addition, elementary or secondary schools may not reference a student's performance in the after-school training institutions as one of admission criteria.

Opinions of the General Office of the State Council on Regulating the Development of After-School Training Institutions

        On August 6, 2018, the General Office of the State Council promulgated Circular 80, which came into effect on the same date. Pursuant to Circular 80, the after-school training institutions must obtain the business license (or corporate legal person certificate or private non-enterprise unit registration certificate) for carrying out the training business. The county-level education authority is responsible for approving the education permit. Without the approval of the education authority, the after-school training institution may not conduct training services for elementary and secondary school students in the name of training, counseling, and cultural communication. If an after-school training institution establishes a branch or training point in the same county, it must be approved; if a branch or training point is established across the county, it must be approved by the county-level education department where the branch or training point is located. Teachers engaged in language, mathematics, English and physics, chemistry, biology and other subject training should have corresponding teacher qualifications

Notice on Improving Several Working Mechanisms for Special Governance and Rectification of After-School Training Institutions

        On November 20, 2018, the General Office of the MOE, the General Office of the State Administration for Market Regulation and the General Office of Ministry of Emergency Management jointly issued Circular 10, which came into effect on the same date. Pursuant to Circular 10, (i) for institutions that carry out academic training activities without permits, non-academic training institutions that carry out academic training activities and other institutions that carry out illegal training activities, the education authorities, in collaboration with other relevant departments, shall cease their business, restrict their legal representatives to engage in training activities for primary and secondary school students and refer to the market supervision authority to revoke their business licenses; (ii) the local education authority shall further accelerate the progress of approving school operating permits, especially for academic training institutions, the school operating permits can be issued as soon as possible by means of document approval or issuing private school operating permits if the standards are met. For those institutions that do not meet the applicable standards, they shall be suspended for rectification according to the law. By the end of 2018, there should be no training institutions that are still carrying out training activities without permits or licenses; (iii) for provinces (regions and municipalities) with a large number of non-academic training institutions, under the premise of ensuring effective supervision, the provincial education authorities may, in conjunction with the market supervision authorities may propose a practical rectification plan to ensure the rectification could be completed by the end of the year. After the promulgation and implementation of Regulations on the Implementation Rules of the Law on Promoting Private Education in PRC, the after-school training institutions shall be classified and regulated accordingly; (iv) the county-level education authority shall complete the filing and assessment of academic training courses offered by the training institutions in its administrative area as soon as possible, which includes the name, training content, enrollment targets, schedule and class hours of the academic training courses. The training institutions that fail to make the filing and pass the assessment are prohibited from recruiting students; (v) the local fire authorities shall provide the education authority with relevant information on fire safety standards. The education authority shall approve training qualifications in accordance with fire safety standards. For existing institutions that have not met the relevant fire safety standards, their training qualifications shall be revoked; and (vi) the provincial education authorities shall be responsible for the filing of the online education institutions providing training for elementary and secondary school students and standardize online training institutions according to the policies for offline training institutions. The name, training content, enrollment target, schedule and class hours of the online academic training courses offered by the online training institutions shall be filed with the provincial education authorities. The name, photos, shifts and certification numbers of the teachers shall be posted prominently on their websites of such training institutions.

Potential Impact of the Regulatory Uncertainty on Our Business and Financial Performance

Regulatory Background and Development

        The Private Education Promotion Law became effective on September 1, 2003. Article 18 of the Private Education Promotion Law requires private schools to obtain requisite school operating permits and register with the relevant authorities, while Article 66 of the Private Education Promotion Law stipulates that separate rules promulgated by the State Council will govern private training institutions that are registered with the competent administration of commerce and industry. However, as of the date of this prospectus, the State Council has not yet promulgated any rules in this regard. Therefore, all private training institutions in the PRC that are established in the form of corporations are not required explicitly by regulations to obtain the private school operating permits. The Amended Private Education Promotion Law that became effective on September 1, 2017 removed Article 66 of the Private Education Promotion Law and treated all for-profit private training institution as private schools, which are required to obtain private school permits, but it did not provide any further guidance on the registration requirement for private training institutions. The Implementing Rules on the Supervision and Administration of For-Profit Private Schools requires private training institutions to obtain the private school operating permits prior to the completion of registration with the competent administration of commerce and industry. According to the Several Opinions of the State Council on Encouraging Social Resources to Invest in Education and Promote Sound Development of Private Education, after the Amended Private Education Promotion Law became effective, the provincial governmental authorities must issue their own implementation opinions and licensing measures in relation to the specific implementation methods and operative approaches of the amended law based on local conditions. However, whether and how educational authorities regulate private training institutions vary from region to region, especially after the MOE issued the Draft Implementation Rules of the Private Education Promotion Law on April 20, 2018, and requested public comment. On August 10, 2018, the Ministry of Justice published the Committee Draft Implementation Rules of the Private Education Promotion Law, which stipulates that private training institutions that enroll students of K-12 education and carry out activities relating to (i) the cultural and educational courses at such students' regular schools; (ii) examination-related and academic tutoring; and (iii) other cultural and educational activities would be required to obtain the private school operating permits. However, private training institutions that only carry out activities aiming at the quality promotion and personality development in the areas of linguistic competence, arts, sports, science and technology teaching, and activities targeting cultural education and non-academic continuing education for adults are not subject to such requirement.

        As of the date of this prospectus, there has been no indication when the Committee Draft Implementation Rules of the Private Education Promotion Law would become law. We believe that if the Committee Draft Implementation Rules of the Private Education Promotion Law comes into effect in its current form, based on the nature of our business, our self-operated learning centers would likely to be categorized as private training institutions that implement activities aiming at quality promotion and personality development in the areas of linguistic competence, and therefore, they should not be required to obtain the private school operating permits. We also noticed that since the promulgation of the Private Education Promotion Law in 2003, only the Implementing Rules on the Supervision and Administration of For-Profit Private Schools promulgated in December 2016 clearly required private training institutions that were registered as corporations to obtain the private school operating permits, and the Committee Draft Implementation Rules of the Private Education Promotion Law subsequently by implementing different requirements for training institutions based on the nature of their business. We believe that these regulatory changes demonstrated that the PRC regulatory authorities generally intended to improve the category-based administration of private training institutions and encourage the development of training institutions that are focused on providing training activities relating to quality promotion and personality development and cultural education and non-academic continuing education for adults.

Enforcement Actions on Private Training Institutions

        Since 2018, the local governments in the PRC began to tighten the regulations on after-school training institutions. Pursuant to Circular 3, which came into effect on February 13, 2018, the relevant government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification, which specified that the nationwide rectification work by the local authorities shall be completed by December 31, 2018, and those without proper establishment licenses or school operating permits to apply for the relevant qualifications and certificates under the guidance of competent government authorities. Pursuant to Circular 80, which came into effect on August 6, 2018, the after-school training institutions must obtain the business license (or corporate legal person certificate or private non-enterprise unit registration certificate) for carrying out the training business. In addition, pursuant to Circular 10, for institutions that carry out academic training activities without permits, non-academic training institutions that carry out academic training activities and other institutions that carry out illegal training activities, the education authorities, in collaboration with other relevant government departments, shall cease their business, restrict their legal representatives to engage in training activities for primary and secondary school students and refer to the market supervision authority to revoke their business licenses. We believe that the abovementioned enforcement actions were aimed to regulate the private after-school training institutions that primarily provide academic training activities and services targeting K-12 students. Additionally, according to Circular 10, private training institutions should implement classified management, be categorized by the nature of the services they provide and be regulated after the Committee Draft Implementation Rules of the Private Education Promotion Law is officially promulgated and implemented.

        In terms of enforcement of the abovementioned rules and regulations on after-school training institutions, local government authorities have approached it differently: (i) certain local authorities provided seminars to the public to explain their proposed enforcement measures but did not take any further action; (ii) certain other local authorities treated all English-related training as further education-related tutoring without differentiating the nature, content and enrollment target of the English-related services they provide and required all those English-related training service providers to obtain the private school operating permits; and (iii) some local authorities have yet to begin accepting private school operating permit applications.

        As of the date of this prospectus, other than our three learning centers located in Xi'an, Guangzhou, and Shenzhen that were ordered by the relevant local authorities to suspend their business operations for rectification, no other self-operated learning centers has been ordered to suspend their business operations for rectification by the local authorities. Of these three learning centers, we have applied for the private school operating permits and the learning center in Guangzhou has obtained the private school operating permit, while the competent local authorities are in the process of reviewing their applications with respect to the learning center in Xi'an as of the date of prospectus. However, the remaining learning center in Shenzhen was unable to apply for the private school operating permit because the local government authority has temporarily suspended its acceptance of private school operating permit applications as a result a lack of clear local implementation policy for private training institutions. We intend to proactively apply for the private school operating permit for such learning center once the relevant implementation policy is in place.

Measures of Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers

        On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers, which prohibits teachers of elementary and secondary schools from providing paid training in schools or in out-of-school training institutions. Some provinces and cities where our schools are located have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers. For a detailed description of the risk associated with these matters, see "Risk Factors—Risks Related to Our Business and Industry—We may not be able to continue to recruit, train and retain dedicated and qualified teaching staff, who are critical to the success of our business and the effective delivery of our English training services to students."

Regulations Related to Online Business

Value-Added Telecommunications Services

        The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, which was promulgated by the State Council on PRC. The Telecommunications Regulations categorize telecommunications services into basic telecommunications services and value-added telecommunications services. Operators of value-added telecommunications services must first obtain a Value-added Telecommunications Business Operating License, or the VAT License, from the MIIT or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures for Telecommunications Businesses Operating Licensing, which became effective on April 10, 2009, formulated in accordance with the Telecommunication Regulation, sets out the types of licenses required to provide telecommunication services in PRC and the procedures and requirements for obtaining such licenses.

        According to the Catalog of Telecommunications Business (2015 version), attached to the Telecommunications Regulations, which was promulgated by the MIIT on February 21, 2003 and amended on December 28, 2015. Information services provided via fixed network, mobile network and Internet fall within value-added telecommunications services.

Internet Information Services

        The State Council promulgated the Internet Information Services Administrative Measures, or the Internet Information Measures, on September 25, 2000, and amended on January 8, 2011. According to the Internet Information Measures, Internet information services refers to service activities which provide information to online users through the Internet, which are divided into services of a commercial nature and services of a non-commercial nature. Commercial Internet information services refer to paid services of providing information or creating webpages offered to online users through the Internet, while non-commercial Internet information services refer to services free of charge of providing public information to online users through the Internet. Entities engaging in commercial Internet information services shall obtain a license for Internet information services, or ICP license, from the appropriate telecommunications authorities. Entities engaging in non-commercial Internet information services shall complete filings with the telecommunications authorities.

Broadcasting Audio-Visual Programs through the Internet or Other Information Network

        The Administrative Measures Regarding Internet Audio-Visual Program Services, or the Audio-Visual Measures, promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (formerly known as the State Administration of Radio, Film and Television, or the SARFT), on July 6, 2004 and came into effect on October 11, 2004, applies to the activities relating to the opening, broadcasting, integration, transmission or downloading of audio-visual programs using the Internet or other information networks. Under the Audio-Visual Measures, in order to engage in the business of transmitting audio-visual programs, a license issued by the SAPPRFT is required, and "audio-visual programs (including the audio-visual products of film and televisions)" is defined as audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audio-visual equipment for producing programs. Foreign-invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated Certain Decisions on the Entry of Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital or foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures have been repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on May 4, 2016, and became effective as of June 1, 2016.

        To further regulate the provision of audio-visual program services to the public via the Internet, including through mobile networks, within the territory of the PRC, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008. Under the Audio-Visual Program Provisions, "Internet audio-visual program services" is defined as the activity of producing, redacting and integrating audio-visual programs, providing them to the general public via Internet, and providing services for other people to upload and transmit audio-visual programs; providers of Internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT or to complete certain registration procedures with the SAPPRFT. In general, providers of Internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for Internet audio-visual program service determined by the SAPPRFT. In a press conference jointly held by the SAPPRFT and the MIIT to answer questions relating to the Audio-Visual Program Provisions in February 2008, the SAPPRFT and the MIIT clarified that providers of Internet audio-visual program services who are engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to re-register with the relevant authorities and continue their operation of Internet audio-visual program services so long as those providers had not violated relevant laws and regulations in the past. On May 21, 2008, the SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, which further sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. The notice also states that providers of Internet audio-visual program services that are engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 30, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the Internet, including through mobile networks, where applicable, and prohibits certain types of Internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

        On April 1, 2010, the SAPPRFT promulgated the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarifies the scope of Internet audio-visual program services. According to the Categories, there are four categories of Internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category under the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of the term "Internet audio-visual programs."

Internet Cultural Activities

        On February 17, 2011, the MOC promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011. The Internet Culture Provisions require ICP service providers engaging in commercial Internet cultural activities to obtain a permit from the appropriate culture authority. Internet cultural activities include (i) the production, duplication, importation, and broadcasting of Internet cultural products; (ii) the online dissemination whereby cultural products are posted on the Internet or transmitted via the Internet to end users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users' browsing, use or downloading; and (iii) the exhibition and comparison of Internet cultural products. "Internet cultural products" is defined in the Internet Culture Provisions as cultural products produced, broadcasted and disseminated via the Internet, which mainly include Internet cultural products produced specifically for the Internet, such as online music entertainment, online games, online shows and plays, online performances, online works of art and online cartoons, and Internet cultural products produced from cultural products such as music entertainment, games, shows and plays, performances, works of art and cartoons and duplicated for dissemination on the Internet.

Internet Publishing

        On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Measures of Internet Publishing Services, or the Internet Publishing Measures. According to the Internet Publishing Measures, an entity shall obtain an online publishing services permit to provide online publishing services. Online publishing services refers to the provision of online publications to the public through information networks. Online publications refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

        We have obtained the relevant ICP licenses and may also be required to obtain a license for the online transmission of audio-visual programs, an Internet culture permit and an online publishing services permit for the operation of our online education products.

Regulation Relating to Publication Distribution

        The State Council promulgated the Administrative Regulations on Publishing, or the Publishing Regulations, on December 25, 2001, and amended them on February 2, 2016. In accordance with the Publishing Regulations, publishing activities refer to the publishing, printing, copying, importation or distribution of publications, such as books, newspapers, periodicals, audio and video products and electronic publications, and an entity engaging in publishing activities is required to obtain an approval from the relevant publication administrative authorities. Under the Administrative Measures for the Publication Market, or the Publication Market Measures, which was jointly promulgated by the SAPPRFT and the MOFCOM and became effective on March 25, 2011, as amended on May 31, 2016, any enterprise or individual who engages in publication distribution activities shall obtain permission from SAPPRFT or its local counterpart. "Publication" is defined as "books, newspapers, periodicals, audio-visual products, and electronic publications," and "distributing" is defined as "general distribution, wholesale, retail, rental, exhibition and other activities," respectively, in the Publication

Market Measures. Any enterprise or individual that engages in retail of publications shall obtain a Publication Business Operating License issued by the local counterpart of the SAPPRFT at the county level. In addition, any enterprise or individual that holds a Publication Business Operating License shall file with the relevant local counterpart of the SAPPRFT that granted such license to it within 15 days since it begins to carry out any online publication distribution business.

Provisions on Intermediary Service for Self-Funded Overseas Studies

        On June 17, 1999, the MOE, the Ministry of Public Security and the SAIC jointly promulgated the Provisions on Intermediary Service for Self-Funded Overseas Studies, which became effective on the same date. Pursuant to the regulations, the institutions which intend to carry out intermediary service business shall apply for the Recognition on the Intermediate Service Organization for Self-Funded Overseas Studies with the provincial education authorities. On January 12, 2017, the State Council promulgated the Decision of the State Council on the Third Installment of the Cancelation of the Administrative Licensing Matters Delegated to Local Governments, which, among other things, canceled the Recognition on the Intermediate Service Organization for Self-Funded Overseas Studies, which means that the requirement for intermediate service organizations to obtain Recognition on the Intermediate Service Organization for Self-Funded Overseas Studies from the provincial government for their engaging in intermediate and consulting business activities relating to self-funded overseas studies is canceled. This decision provides that after the cancelation of such requirements, the MOE and the SAIC shall study and develop a contract template for reference, and strengthen their guidance for, regulation on and service to intermediate service organizations and that the relevant industrial association shall take on a self-disciplinary role.

Provisions on Travel Agency

        The State Council promulgated the Regulations on Travel Agencies on February 20, 2009, which took into effect on May 1, 2009 and were amended on February 6, 2016 and March 1, 2017. On April 25, 2013, the SCNPC promulgated the Tourism Law of the PRC, which took into effect on October 1, 2013 and was amended on November 7, 2016. Pursuant to the Tourism Law of the PRC, travel agencies may engage in domestic tourism, outbound tourism, border tourism and inbound tourism. According to the Implementing Rules of the Regulations on Travel Agencies promulgated by Ministry of Culture and Tourism of the PRC and took into effect on December 12, 2016, outbound tourism business means the travel agencies' businesses of soliciting, organizing, and receiving residents of the mainland of China to travel abroad, and to Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan region, and their businesses of soliciting, organizing, and hosting foreigners in the mainland of China, and residents of Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan region in the mainland of China to travel outside the mainland of China. Pursuant to such regulations and laws, the travel agency engaging in domestic tourism business and inbound tourism business shall apply for business operation permit for travel agency. After obtaining such business operation permit for travel agency for two years without fines and severe punishment by administrative organs for infringing tourists' legal rights and interests, the travel agency may then apply for outbound tourism business. Further, pursuant to the Measures for Administration of Outbound Tours by Chinese Citizens promulgated by the State Council on May 27, 2002, took into effect on July 1, 2002 and amended on March 1, 2017, the travel agency applying for operating the outbound tour business shall have obtained the qualification as an international travel agency over one year, have prominent performance of inbound tour business and have no material unlawful acts and major service problems.

Regulations on Fire Safety

        The Fire Safety Law, promulgated by the Standing Committee of the NPC on April 29, 1998, amended by the Standing Committee of the NPC on October 28, 2008, and became effective as of May 1, 2009, as well as other relevant detailed fire prevention regulations, require that premises of training institutions and their training branches must either obtain a fire safety assessment permit or complete a fire safety filing. Nevertheless, in accordance with the Provisions on Supervision and Administration of Fire Protection of Construction Projects, which was promulgated by the Ministry of Public Security on July 17, 2012 and became effective on November 1, 2012, a construction project that is not subject to a construction permit is exempted from the fire safety filing requirement. And according to the Provisions on Administration of Construction Permit of Construction Projects, which was promulgated by the Ministry of Housing and Urban-Rural Development, a construction project with an investment amount less than RMB300,000 or a construction area of less than 300 square meters is exempted from the requirement of a construction permit.

        Pursuant to these regulations, failure to obtain a fire safety assessment permit shall be subject to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine of between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall be subject to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See "Risk Factors—Risks Related to Our Business and Industry—A certain number of our learning centers are not in compliance with fire safety regulations."

        In addition, fire departments conduct spot inspections irregularly. The training institutions and their training branches that fail to pass such inspections are also subject to monetary penalties and suspension of business operations.

Regulations Relating to Employment, Social Insurance and Housing Provident Fund

Employment

        According to the PRC Labor Law, or the Labor Law, which was promulgated by the Standing Committee of the National People's Congress, or the SCNPC, on July 5, 1994, came into effect January 1, 1995, and was amended on August 27, 2009, an employer shall develop and improve its rules and regulations to safeguard the rights of its employees. An employer shall establish and develop labor safety and health systems, stringently implement national protocols and standards on labor safety and health, get employees to receive labor safety and health education, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with the relevant national standards. An employer must provide employees with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, and provide regular health examinations for employees that are engaged in work with occupational hazards. Employees engaged in special operations must receive specialized training and obtain pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations, and vocational training for employees shall be carried out systematically based on the actual conditions of the company.

        The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, amended on December 28, 2012, and came into effect July 1, 2013, combined with the Implementation Regulations on Labor Contract Law, which was promulgated and became effective September 18, 2008, regulate the parties to labor contracts, namely employers and employees, and contain specific provisions relating to the terms of labor contracts. Under the Labor Contract Law and the Implementation Regulations on Labor Contract Law, a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with its employees or by fulfilling the statutory conditions. Where a labor relationship has already been established without a written labor contract, the written labor contracts shall be entered into within one month from the date on which the employee commences working.

Social Insurance

        The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010, and became effective on July 1, 2011 and was amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

        According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees.

Housing Provident Fund

        According to the Administrative Regulations on the Administration of the Housing Provident Fund, which was promulgated and became effective on April 3, 1999, and was amended on March 24, 2002, housing provident fund contributions paid and deposited both by employees and their unit employer shall be owned by the employees.

        A unit employer shall undertake registration of payment and deposit of the housing provident fund in the housing provident fund management center and, upon verification by the housing provident fund management center, open a housing provident fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing provident fund contributions in the full amount and late or insufficient payments shall be prohibited. With respect to unit employers who violate the regulations hereinabove and fail to complete housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such unit employers shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to complete their registrations within the designated period shall be subject to a fine of between RMB10,000 and RMB50,000. When unit employers are in breach of these regulations and fail to pay deposit housing provident fund contributions in the full amount as they fall due, the housing provident fund administration center shall order such unit employers to pay within a prescribed time limit, failing which an application may be made to a people's court for compulsory enforcement.

PRC Laws and Regulations Relating to Trademark, Domain Name and Copyright

Trademark

        Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was revised on August 30, 2013, and came into effect from May 1, 2014, the term "registered trademarks" refers to trademarks that have been approved by and registered with the Trademark Office of the State Administration for Industry & Commerce, and includes commodity trademarks, service trademarks, collective marks and certification marks. The trademark registrant shall enjoy an exclusive right to use the trademark registered under its name, which shall be protected by laws.

Domain Name

        Pursuant to the Administrative Measures for Internet Domain Names, which was promulgated by the MIIT on August 24, 2017 and became effective on November 1, 2017, domain name registration is subject to the principle of "first come, first served." The domain names registered or used by an organization or individual may not contain any contents prohibited by laws and administrative regulations. A domain name registration applicant is required to provide the domain name registration service agency with true, accurate and complete identity information on the domain name holder.

Copyright and Software Registration

        The Standing Committee of the NPC adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge. To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

        Pursuant to the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, and amended on November 8, 2011 and January 30, 2013, respectively, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council's copyright administrative department. The owner of a software copyright may authorize others to exercise that copyright, and shall have the right to receive remuneration. In order to further implement the Computer Software Protection Regulations, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which applies to software copyright registration, license contract registration and transfer contract registration.

Regulations on Companies

        The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC, or the PRC Company Law, which was promulgated on December 29, 1993 and amended on December 25, 1999, August 28, 2004, October 27, 2005 and December 28, 2013. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and limited companies by shares. The PRC Company Law also applies to foreign-invested limited liability companies but where other relevant laws regarding foreign investment have provided otherwise, such other laws shall prevail. The latest amendment to the PRC Company Law took effect from March 1, 2014, pursuant to which there is no longer a prescribed timeframe for the shareholders to make full capital contribution to a company, except otherwise provided in other relevant laws, administrative regulations and State Council decisions. Instead, shareholders are only required to state the capital amount that they commit to subscribe in the articles of association of the company. Further, the initial payment of a company's registered capital is no longer subject to a minimum amount requirement and the business license of a company will not show its paid-up capital. In addition, shareholders' contribution of the registered capital is no longer required to be verified by capital verification agencies.

Regulations on Tax

PRC Enterprise Income Tax Law

        The EIT Law took effect in January 1, 2008 and was amended on February 24, 2017 and December 29, 2018. The EIT Law applies a uniform 25% enterprise income tax rate to both foreign-

invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Small and micro enterprises meeting certain conditions are entitled to a preferential enterprise income tax rate of 20%. Under the EIT Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008 and payable to its foreign investor may be subject to a withholding tax rate of 10% if the PRC tax authorities determine that the foreign investor is a nonresident enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

        Under the EIT Law, an enterprise established outside China with a "de facto management body" within China is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. A circular issued by the State Administration of Taxation, or the SAT, in April 2009 regarding the standards used to classify certain Chinese-invested enterprises controlled by Chinese enterprises or Chinese enterprise groups and established outside of China as "resident enterprises" clarified that dividends and other income paid by such PRC "resident enterprises" will be considered PRC-source income and subject to PRC withholding tax, currently at a rate of 10%, when paid to non-PRC enterprise shareholders. This circular also subjects such PRC "resident enterprises" to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the EIT Law, a "de facto management body" is defined as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise. In addition, the tax circular mentioned above specifies that certain PRC-invested overseas enterprises controlled by a Chinese enterprise or a Chinese enterprise group in the PRC will be classified as PRC resident enterprises if the following are located or resident in the PRC: (i) senior management personnel and departments responsible for daily production, operation and management; (ii) financial and personnel decision-making bodies; (iii) key properties, accounting books, the company seal, and minutes of board meetings and shareholders' meetings; and (iv) half or more of the senior management or directors who have voting rights.

        Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

        In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Nonresident Enterprises, or the Nonresident Enterprises Measures, pursuant to which entities that have the direct obligation to make certain payments to a nonresident enterprise shall be the relevant tax withholders for such nonresident enterprise. Further, the Nonresident Enterprises Measures provide that, in case of an equity transfer between two nonresident enterprises which occurs outside China, the nonresident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant nonresident enterprise. On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Nonresident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a nonresident enterprise.

        On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Nonresident Enterprises, or SAT Bulletin 7, to supersede the provisions in relation to the indirect transfer as set forth in Circular 698. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Bulletin 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

        On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Nonresident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect and superseded Circular 698 and the Nonresident Enterprises Measures on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure for the withholding of nonresident enterprise income tax. Among other things, SAT Bulletin 37 provides that:

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  for the income from equity investment assets, the competent tax authority for the income tax of the invested enterprise shall be the competent tax authority, while for the income from the dividends, extra dividends and other equity investment, the competent tax authority for the income tax of the enterprise distributing the income shall be the competent tax authority;

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  the withholding obligator shall declare and pay the withheld tax to the competent tax authority in the place where such withholding obligator is located with seven days from the date of occurrence of the withholding obligation;

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  where the income obtained by the withholding obligator and required to be withheld at source is in the form of dividends, extra dividends or any other equity investment gains, the date of occurrence of the obligation for withholding relevant payable tax is the date of actual payment of the dividends, extra dividends or other equity investment gains;

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  for the income tax required to be withheld under Article 37 of the EIT Law, if the withholding obligator fails to withhold in accordance with the law or is unable to perform its withholding obligation, the nonresident enterprise obtaining the income shall declare and pay the tax not withheld to the competent tax authority of the place of the occurrence of the income in accordance with Article 39 of the EIT Law and complete the Form of Report on Withholding of

    Enterprise Income Tax of the People's Republic of China; where the nonresident enterprise fails to declare and pay tax in accordance with Article 39 of the EIT Law, the tax authority may order it to pay the tax within a specified time limit and the nonresident enterprise shall declare and pay the tax within the time limit determined by the tax authority; the nonresident enterprise that declares and pays the tax voluntarily before the tax authority orders it to pay tax within a specified time limit shall be deemed as having paid tax as scheduled;

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  the competent tax authority may require the taxpayer, withholding obligator and relevant parties with knowledge of relevant information to provide the contracts and other relevant materials relating to the withholding of tax. The withholding obligator shall set up the account books for withholding and payment of tax and file of contracts and materials to accurately record the withholding and payment of nonresident enterprise income tax; and

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  where the withholding obligator fails to withhold the tax required to be withheld under Article 37 of the EIT Law, the competent tax authority of the place where the withholding obligator is located shall order the withholding obligator to make up for the withholding of tax in accordance with Article 23 of the Administrative Punishment Law of the People's Republic of China and hold the withholding obligator liable in accordance with the law; if recovery of tax payment from the taxpayer is necessary, the competent tax authority of the place where the income occurs shall implement the recovery in accordance with the law. If the place where the withholding obligator is located is different from the place where the income occurs, the competent tax authority of the place of occurrence of the income that is responsible for recovering the tax payment shall give notice to the competent tax authority of the place where the withholding obligator is located for verifying relevant information. The competent tax authority of the place where the withholding obligator is located shall, within five working days from the date where it is determined that the payable tax is not withheld in accordance with the law, send the Contact Letter for Nonresident Enterprise Tax Matters to the competent tax authority of the place of occurrence of income and notify the latter of the tax-related matters of the nonresident enterprise.

        Where nonresident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our nonresident investors may become at risk of being required to file a return and taxed under SAT Bulletin 7 and/or SAT Bulletin 37 and we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to establish that we should not be held liable for any obligations under SAT Bulletin 7 and/or SAT Bulletin 37.

PRC Value-added Tax in Lieu of Business Tax

        On January 1, 2012, the Chinese State Council officially launched a pilot value-added tax reform program, or Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value-added tax, or VAT, instead of business tax. Pilot industries in Shanghai include industries involving the leasing of tangible movable property, transportation services, product development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. According to official announcements made by competent authorities in Beijing and Guangdong Province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong Province launched its pilot program on November 1, 2012. On May 24, 2013, the Ministry of Finance and the State Administration of Taxation issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services. On August 1, 2013, the Pilot Program was implemented throughout China. On December 12, 2013, the Ministry of Finance and the SAT issued the Circular on the Inclusion of the Railway Transport Industry and Postal Service Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax, or the 2013 VAT Circular. Among the other things, the 2013 VAT Circular abolished the Pilot Collection Circular, and refined the policies for the Pilot Program. On April 29, 2014, the Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the Ministry of Finance and the SAT issued the Circular on the Comprehensive Promotion of the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities collect VAT in lieu of business tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries and living service industries. Some of our subsidiaries as a small-scale taxpayer will be required to pay VAT at a tax rate of 3% for the services.

PRC Laws and Regulations Relating to Foreign Exchange

Regulations on Loans to and Direct Investment in the PRC Entities by Offshore Holding Companies

        According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by the SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by the SAFE, the NDRC and the MOF that became effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debts. Pursuant to the Measures for the Administration of Foreign Debt Registration issued by the SAFE on April 28, 2013 and the Notice on Matters concerning the Macro-Prudential Administration of Full-Covered Cross-Border Financing issued by the PBOC on January 11, 2017, the total amount of accumulated foreign debt borrowed by a foreign-invested enterprise is subject to a upper limit calculated based on a statutory formula, and the foreign-invested enterprise is required to file with the SAFE after entering into relevant foreign debt contract and within at least three business days before drawing any money from the foreign debts.

        According to applicable PRC regulations on foreign-invested enterprises, if a foreign holding company makes capital contributions to its PRC subsidiaries, which are considered foreign-invested enterprises, the PRC subsidiaries must file with the MOFCOM or its local counterpart in connection with the increase of its registered capital.

Foreign Currency Exchange

        Pursuant to the Foreign Exchange Administration Rules, as amended from time to time up until the date of this prospectus, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade and service-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from the SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of China. Payments for transactions that take place within China shall be made in Renminbi. Foreign currency revenue received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by the SAFE.

        Under the Foreign Exchange Administration Rules, foreign-invested enterprises in China may, without the approval of the SAFE, make a payment from their foreign exchange accounts at designated foreign exchange banks for paying dividends with certain evidencing documents (e.g., board resolutions and tax certificates), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approved by the SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities and derivative products abroad are subject to registration with the SAFE or its local counterparts and approval from or filling with other relevant PRC government authorities, if necessary.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

        SAFE Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued by the SAFE and becoming effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while "round trip investment" refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises within the PRC through a new entity, merger or acquisition and other ways to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In the event of any change in the basic information such as the domestic individual shareholder, name, operation term, etc. in connection with such SPV, or if there is a capital increase, decrease, equity transfer or swap, merge, spinoff or other material changes in connection with such SPV, the PRC residents or entities shall complete foreign exchange alteration registration formality for offshore investment. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. In addition, according to the procedural guidelines as attached to SAFE Circular 37, PRC residents or entities are only required to register the SPV directly established or controlled (first level).

        On February 13, 2015, the SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

Regulations on Share Incentive Plans

        Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plan of an Overseas Publicly Listed Company, or SAFE Circular 7, which was issued by the SAFE in February 2012, the domestic individuals, including PRC citizens and non-PRC citizens residing in China for a continuous period of not less than one year (but excluding the foreign diplomatic personnel and representatives of international organizations), who participate in any share incentive plan of an overseas publicly listed company, such as its employees, directors, supervisors and other senior management, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and certain other procedures are also required to be completed. Failure to complete the SAFE registrations may result in fines and legal sanctions on such domestic individuals and may also limit their capability to contribute additional capital into the wholly foreign-owned subsidiary in China and further limit such subsidiary's capability to distribute dividends.

        In addition, the State Administration of Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC will be subject to PRC individual income tax when they exercise share options or are granted restricted shares.

The PRC subsidiaries of such overseas listed company have the obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes levied on those employees exercising their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009)

        Under the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, a foreign investor is required to obtain necessary approvals when (1) such foreign investor acquires any equity interests or subscribes for any new equity interests in a domestic enterprise whereby such domestic enterprise is converted into a foreign-invested enterprise; or (2) such foreign investor establishes a foreign-invested enterprise, which then purchases and operates the assets of a domestic enterprise, or such foreign investor purchases the assets of a domestic enterprise and then injects those assets into a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic enterprise or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic company which is related to or connected with it/him/her, approval from the MOFCOM is required.

        For a detailed description of the risks associated with the M&A Rules, see "Risk Factors—Risks Related to Doing Business in the PRC—Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it difficult for us to pursue growth through acquisitions in China."

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title
Jishuang Zhao	43	Chairman
Siguang Peng	41	Director, Chief Executive Officer
Yupeng Guo	41	Director, Vice President
Yongchao Chen	41	Director
Feiyan Liang	36	Chief Financial Officer
Hao Wang*	44	Independent Director Appointee
Yanli Chen*	49	Independent Director Appointee
Ying Cheng*	46	Independent Director Appointee

*
Each of Mr. Hao Wang, Mr. Yanli Chen and Ms. Ying Cheng has accepted our appointment to be an independent director of our company, effective upon the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

        Mr. Jishuang Zhao is one of our three founders and has served as chairman of our board since our inception. Prior to starting our business in 2006, Mr. Zhao served as the vice president at Fujian King's International English Training School, or King's International, from 2004 to 2006. Mr. Zhao received his EMBA degree from China Europe International Business School in 2010 and his bachelor's degree in trading economics from Changchun University of Science and Technology (formerly known as Changchun Institute of Optics and Fine Mechanics) in 2000.

        Mr. Siguang Peng is one of our three founders and has served as our director and chief executive officer since our inception. Prior to starting our business in 2006, Mr. Peng served as director of teaching department and principal of Quanzhou School of King's International from 2004 to 2006. Mr. Peng received his EMBA degree from China Europe International Business School in 2011 and his bachelor's degree in international economics and trading from Changchun University of Science and Technology (formerly known as Changchun Institute of Optics and Fine Mechanics) in 2000.

        Mr. Yupeng Guo is one of our three founders and has served as our director and vice president since our inception. Prior to starting our business in 2006, Mr. Guo served as director of marketing department of King's International from 2005 to 2006. Mr. Guo received his EMBA degree from China Europe International Business School in 2012, his master's degree in business administration from Shanghai Jiaotong University in 2007 and his bachelor's degree in trading and economics from Changchun University of Science and Technology (formerly known as Changchun Institute of Optics and Fine Mechanics) in 2000.

        Mr. Yongchao Chen has served as our director since April 2019. Mr. Chen joined us in May 2006. Prior to that, Mr. Chen served as a translator at Longwangang Group Shanghai Industrial Co., Ltd. from 2003 to 2005. Mr. Chen received his bachelor's degree in accounting computerization from Changsha University of Science & Technology (formerly know as Changsha Communication College) in 2002.

        Mr. Feiyan Liang has served as our chief financial officer since 2015. Prior to joining us, Mr. Liang served as financial manager of Shenzhen Wandie Culture Development Co., Ltd. from 2012 to 2013. Mr. Liang served as budget manager of Guangdong Yashily Group Company Limited from 2010 to 2012 and served as chief officer of budget division of Guangdong Hucai Color Printing Co., Ltd. from 2008 to 2010. Mr. Liang received his bachelor's degree in accounting from Shandong Agricultural University in 2006.

        Mr. Hao Wang will serve as our independent director after the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Wang has served as the executive director of Shenzhen Jiexun Technology Co., Ltd. since July 2015. Prior to that, Mr. Wang served as business manager and investment director of Shenzhen Century Haixiang Investment Group Co., Ltd. from 2002 to 2015. Mr. Wang received his bachelor's degree in computer and application from Central South University (formerly known as Central South University of Technology) in 1996, and his master's degree in EMBA from China Europe International Business School in 2016.

        Mr. Yanli Chen will serve as our independent director after the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Chen has been serving as the managing partner of Cornerstone Asset Management Co., Ltd. since June 2008. Mr. Chen received his bachelor's degree in auditing from Wuhan University in 1991, and his master's degree in EMBA from China Europe International Business School in 2011.

        Ms. Ying Cheng will serve as our independent director after the SEC's declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Cheng has been a partner of Beijing Trans Technology Co., Ltd. since 2016. Prior to that, Ms. Cheng served as the senior financial manager of the engine business unit of Cummins (China) Investment Co. Ltd from 2015 to 2016. She served as the financial director of Green Energy High-Tech Group Co., Ltd. between 2013 and 2014 and chief financial officer of China Haohan Group Co., Ltd. between 2012 and 2013. Ms. Cheng used to work with our group as a center director from 2011 to 2012. From 2004 to 2010, Ms. Cheng worked on different roles in relation to compliance and accounting in Shell China Exploration and Production Co., Ltd. She also served as the internal audit manager and the finance manager in Beijing Sifang Jibao Automation Co., Ltd. from 2002 to 2004, and before that she worked as the chief financial officer in Netchaching Inc. from 2000 to 2002. In addition, Ms. Cheng worked as a senior accountant at the assurance & business advisory service division of Arthur Andersen from 1996 to 2000. Ms. Cheng received her bachelor's degree in economics in national economic management from Peking University in 1996, and her EMBA degree from China Europe International Business School in 2012.

Board of Directors

        Our board of directors consists of [seven (7)] members, three (3) of whom are independent directors within the meaning of Section 303A of the Corporate Governance Rules of NYSE and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

        A director may vote in respect of any contract or proposed contract or transaction notwithstanding that he may be interested therein provided that the nature of the interest of any director in such contract or transaction shall be disclosed by him or her at or prior to its consideration and any vote on that matter, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or transaction is considered. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Committees

        Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We intend to adopt a charter for each of the committees prior to the completion of this offering. Each committee's members and functions are described below.

Audit Committee

        Our audit committee will consist of Mr. Hao Wang, Mr. Yanli Chen and Ms. Ying Cheng, and is chaired by Ms. Ying Cheng. Our board of directors has determined that each member of our audit committee satisfies the "independence" requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Section 303A of the Corporate Governance Rules of NYSE. We have determined that Ms. Ying Cheng qualifies as an "audit committee financial expert." The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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  appointing or removing the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditor;

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  setting clear hiring policies for employees or former employees of the independent auditor;

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  reviewing with the independent auditor any audit problems or difficulties and management's response;

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  reviewing and approving all related-party transactions;

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  discussing the annual audited financial statements with management and the independent auditor;

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  discussing with management and the independent auditor major issues regarding accounting principles and financial statement presentations;

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  reviewing analyses or other written communications prepared by management or the independent auditor relating to significant financial reporting issues and judgments made in connection with the preparation of the financial statements;

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  reviewing with management and the independent auditor the effect of key transactions, related-party transactions and off-balance sheet transactions and structures;

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  reviewing with management and the independent auditor the effect of regulatory and accounting initiatives;

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  reviewing policies with respect to risk assessment and risk management;

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  reviewing our disclosure controls and procedures and internal control over financial reporting;

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  reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company;

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  establishing procedures for the receipt, retention and treatment of complaints we received regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

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  periodically reviewing and reassessing the adequacy of our audit committee charter;

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  evaluating the performance, responsibilities, budget and staffing of our internal audit function and reviewing and approving the internal audit plan; and

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  reporting regularly to the board of directors.

Compensation Committee

        Our compensation committee will consist of Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yanli Chen and is chaired by Mr. Jishuang Zhao. Our board of directors has determined that Mr. Yanli Chen satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of

NYSE. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executive officers. The compensation committee is responsible for, among other things:

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  reviewing and approving the compensation of our executive officers;

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  reviewing and evaluating our executive compensation and benefits policies generally;

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  in consultation with our chief executive officer, periodically reviewing our management succession planning;

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  reporting to our board of directors periodically;

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  evaluating its own performance and reporting to our board of directors on such evaluation;

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  periodically reviewing and assessing the adequacy of the compensation committee charter and recommending any proposed changes to our board of directors; and

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  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person's independence from management.

Nominating and corporate governance committee

        Our nominating and corporate governance committee will consist of Mr. Jishuang Zhao, Mr. Yupeng Guo and Mr. Hao Wang, and is chaired by Mr. Jishuang Zhao. Our board of directors has determined that Mr. Hao Wang satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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  identifying and recommending to the board of directors qualified individuals for membership on the board of directors and its committees;

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  evaluating, at least annually, its own performance and reporting to the board of directors on such evaluation;

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  leading our board of directors in a self-evaluation to determine whether it and its committees are functioning effectively;

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  reviewing the evaluations prepared by each board committee of such committee's performance and considering any recommendations for proposed changes to our board of directors;

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  reviewing and approving compensation (including equity-based compensation) for our directors;

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  overseeing compliance with the corporate governance guidelines and code of business conduct and ethics and reporting on such compliance to the board of directors; and

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  reviewing and assessing periodically the adequacy of its charter and recommending any proposed changes to the board of directors for approval.

Duties of Directors

        Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. In certain limited exception circumstances, a shareholder has the right to seek damages in our name if a duty owed by our directors is breached.

        Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

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  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

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  declaring dividends and distributions;

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  appointing officers and determining the term of office of officers;

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  exercising the borrowing powers of our company and mortgaging the property of our company; and

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  approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

        Our officers are elected by and serve at the discretion of our board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders.

Corporate Governance

        Our board of directors has adopted a code of business conducts and ethics, which is applicable to all of our directors, officers, employees and advisors. We will make our code of business conducts and ethics publicly available on our website. In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board's structure, procedures and committees. The guidelines are not intended to change or interpret any law, or our memorandum and articles of association, as amended from time to time. The code of business conducts and ethics and corporate governance guidelines all become effective upon completion of this offering.

Limitation on Liability and Other Indemnification Matters

        Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

        Under our post-offering amended and restated memorandum and articles of association to be adopted upon the closing of this offering, we may indemnify our directors and officers to, among other persons, our Directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Employment Agreements and Indemnification Agreements

        We have entered into employment agreements with each of our executive officers for a specified time period providing that the agreements are terminable for cause at any time. The terms of these agreements are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by 30-day prior written notice. We may terminate the executive officer's employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.

        Each executive officer has agreed to hold in strict confidence and not to use, except for the benefit of our company, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and our clients, received by our company. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for two years following the last date of employment.

        We expect to enter into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation of Directors and Executive Officers

        For the fiscal year ended December 31, 2018, we and our subsidiaries paid aggregate cash compensation of approximately RMB          million (US$         million) to our directors and executive officers as a group. For information regarding options granted to officers and directors, see "—Share Incentive Plans." We do not pay or set aside any amounts for pensions, retirement or other benefits for our officers and directors.

Share Incentive Plans

  2013 Plan

        Shenzhen Meten adopted the 2013 Plan in January 2013. The purpose of the 2013 Plan is to enhance our ability to attract and retain highly qualified mid- to high-level management, consultants and other qualified persons, and to motivate such persons to serve us and to expend maximum effort to improve our business results and earnings, by providing such persons an opportunity to share equity interest in our operations and future success. We adopted a new share incentive plan, or the 2018 Plan, to replace the 2013 Plan in December 2018. We rolled over the awards granted under our 2013 Plan with the same amount and terms in December 2018 to the Cayman company level, and as a result a total of 13,215,306 ordinary shares were granted to the plan participants according to the awards under our 2013 Plan and the 2018 Plan as described below, and administers the awards and acts according to our instruction.

2018 Plan

        Upon the adoption of the 2018 Plan, no additional awards will be made under our 2013 Plan.

        The following paragraphs summarize the terms of the 2018 Plan.

        Eligibility.    Our qualified officers, directors, employees, consultants and other qualified persons are eligible to participate in the 2018 Plan.

        Share Reserve.    The maximum aggregate number of ordinary shares that will be issued under the 2018 Plan is 20,085,242 consisting of 13,215,306 shares that have been granted under and rolled over from awards made under the 2013 Plan and 6,869,936 additional shares that are reserved under the 2018 Plan.

        Types of Awards.    The 2018 Plan permits the awards of options, restricted shares, restricted shares units, share appreciation rights, rights to dividends, dividend equivalent right and other rights or benefits.

        Plan Administration.    Before the completion of this offering, the 2018 Plan is administered by the board of directors. After the completion of this offering, the board of directors or a committee appointed by the board of directors shall administer the 2018 Plan, unless otherwise determined by the board of directors.

        Evidence of Award:    Awards can be evidenced by an agreement, certificate, resolution or other types of writing or an electronic medium approved by the board of directors or the compensation committee as the plan administrator that sets forth the terms and conditions of the awards granted.

        Conditions of Award.    The administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, cancellation, forfeiture or suspension of awards.

        Term of Award.    The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us, provided that the term shall generally be no more than ten years from the date of grant thereof.

        Transfer Restrictions.    Unless otherwise determined by the administrator or for certain limited permitted transfers, no award and no right under any such award shall be assignable, alienable, saleable or transferable by the employee holder otherwise than by will or by the laws of descent and distribution.

        Amendment, Suspension or Termination.    The administrator may amend, alter, suspend, discontinue or terminate the 2018 Plan, or any award agreement hereunder or any portion hereof or thereof at any time, provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without the consent of the affected recipient of an award with respect to any award agreement, the consent of the affected recipient of an award, if such action would materially and adversely affect the rights of such recipient under any outstanding award.

2019 Equity Incentive Plan

        We adopted the 2019 Plan in April 2019, which will become effective upon the completion of this offering. The purpose of the 2019 Plan is to attract and retain highly qualified mid-to high-level management, consultants and other qualified persons, and to motivate such persons to serve us and to expend maximum effort to improve our business results and earnings, by providing such persons an opportunity to share equity interest in our operations and future success.

        The maximum number of ordinary shares that may be issued under the 2019 Plan is 6,869,936 which represents shares that have been reserved but not allotted under the 2018 Plan. The number of ordinary shares available for issuance under the 2019 Plan shall automatically increase on the first trading day in January of each calendar year during the ten-year term of the 2019 Plan commencing from the calendar year beginning January 1, 2020, by an amount equal to the lesser of (i) 1% of the total number of shares issued and outstanding measured as of the last trading day of the immediately preceding calendar year, and (ii) such number of shares as may be determined by our board of directors, but in no event shall any such annual increase exceed 4,000,000 ordinary shares. Upon the effectiveness of the 2019 Plan, we will no longer grant any awards under the 2018 Plan. Outstanding awards granted under the 2018 Plan will remain effective and be subject to the terms and conditions of the 2018 Plan.

        The following paragraphs summarize the terms of the 2019 Plan:

        Eligibility.    Our qualified officers, directors, employees, consultants and other qualified persons are eligible to participate in the 2019 Plan.

        Types of Awards.    The 2019 Plan permits the awards of options, share appreciation rights, share awards, restricted share units, dividend equivalents or other share-based awards.

        Plan Administration.    Our board of directors, or a committee designated by our board of directors, will administer the plan, unless otherwise determined by the board of directors.

        Evidence of award.    Awards can be evidenced by an agreement, certificate, resolution or other types of writing or an electronic medium approved by the board of directors or the compensation committee as the plan administrator that sets forth the terms and conditions of the awards granted.

        Conditions of Award.    The administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, cancellation, forfeiture or suspension of awards.

        Term of Award.    The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us, provided that the term shall generally be no more than ten years from the date of grant thereof.

        Vesting Schedule.    In general, the plan administration committee determines the vesting schedule, which is specified in the relevant award agreement.

        Transfer Restrictions.    Unless otherwise determined by the administrator or for certain limited permitted transfers, no award and no right under any such award shall be assignable, alienable, saleable or transferable by the employee holder otherwise than by will or by the laws of descent and distribution.

        Amendment, Suspension or Termination.    The board of directors may amend, alter, suspend, discontinue or terminate the 2019 Plan, or any award agreement hereunder or any portion hereof or thereof at any time, provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without the consent of the affected recipient of an award with respect to any award agreement, the consent of the affected recipient of an award, if such action would materially and adversely affect the rights of such recipient under any outstanding award.

        The following table summarizes, as the date of this prospectus, the shares granted under the 2018 Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Shares Awarded	Exercise Price (US$/Share)	Date of Grant*	Date of Expiration
Feiyan Liang	122,000	0.1537	January 1, 2013 December 31, 2013 December 31, 2014 December 31, 2015 December 31, 2016 December 31, 2017	December 31, 2022 December 31, 2023 December 31, 2024 December 31, 2025 December 31, 2026 December 31, 2027

*
Represents the date of granting the awards under the 2013 Plan. We rolled over the awards granted the 2013 Plan with the same amount and terms to the 2018 Plan.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this prospectus, by:

  •
  each of our directors and executive officers;

  •
  all of our directors and executive officers as a group;

  •
  each person known to us to own beneficially more than 5% of our ordinary shares; and

  •
  the selling shareholders.

        We will adopt a dual-class ordinary share structure which will become effective immediately prior to the completion of this Offering. All ordinary shares held by Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo will be redesignated into Class B ordinary shares, and all ordinary shares other than those held by Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo will be redesignated into Class A ordinary shares.

        Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. The calculations in the shareholder table below assume that there are 318,601,222 ordinary shares issued and outstanding as of the date of this prospectus and                        ordinary shares issued and outstanding immediately after the completion of this offering, including (i)                         Class A ordinary shares to be sold by us and the selling shareholders in this offering in the form of ADSs; (ii)                         Class A ordinary shares redesignated from outstanding ordinary shares held by                        ; and (iii)                          Class B ordinary shares redesignated from outstanding ordinary shares held by Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo, assuming that the underwriters do not exercise their option to purchase additional ADSs.

        Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the ordinary shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group.

	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares Being Sold in This Offering		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Voting Power After This Offering(2)
	Number	%(1)	Number	%	Number	%	Number	%	Number	%
Directors and Executive Officers:
Jishuang Zhao(3)	92,545,958	29.0476%
Siguang Peng(4)	46,765,827	14.6785%
Yupeng Guo(5)	44,310,011	13.9077%
Yongchao Chen(6)	1,693,432	0.5315%
Hao Wang	—	—
Yanli Chen	—	—
Ying Cheng	—	—
Feiyan Liang	—	—
All directors and executive officers as a group	185,315,228	58.1653%
Principal and Selling Shareholders:
JZ Education Investment(3)	92,545,958	29.0476%
AP Education Investment(4)	46,765,827	14.6785%
RG Education Investment(5)	44,310,011	13.9077%
Entities affiliated with Daoge(7)	35,884,169	11.2630%
DG No.21(8)	12,313,962	3.8650%
MF Holdings Inc.(9)	16,645,085	5.2244%

(1)
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 318,601,222, being the number of ordinary shares outstanding as of the date of this prospectus; and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

(2)
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all our Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one vote per share and each Class B ordinary share is entitled to ten votes per share on all matters submitted. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Our Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)
Represents 92,545,958 ordinary shares directly held by JZ Education Investment, a business company limited by shares incorporated in British Virgin Islands. JZ Education Investment is controlled by The Zhao Jishuang Family Trust, a trust established under the laws of British Virgin Islands and managed by Conyers Trustee as trustee. Mr. Jishuang Zhao is the settlor of The Zhao Jishuang Family Trust and Mr. Jishuang Zhao and his family members are the trust's beneficiaries. Under the term of this trust, Mr. Jishuang Zhao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by JZ Education Investment in our Company. The registered office of JZ Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin lslands VG1110.

(4)
Represents 46,765,827 ordinary shares directly held by AP Education Investment, a business company limited by shares incorporated in British Virgin Islands. AP Education Investment is controlled by The Peng Siguang Family Trust, a trust established under the laws of British Virgin Islands and managed by Conyers Trustee as trustee. Mr. Siguang Peng is the settlor of The Peng Siguang Family Trust and Mr. Siguang Peng and his family members are the trust's beneficiaries. Under the term of this trust, Mr. Siguang Peng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by AP Education Investment in our Company. The registered office of AP Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin lslands VG1110.

(5)
Represents 44,310,011 ordinary shares directly held by RG Education Investment, a business company limited by shares incorporated in British Virgin Islands. RG Education Investment is controlled by The Guo Yupeng Family Trust, a trust established under the laws of British Virgin Islands and managed by Conyers Trustee as trustee. Mr. Yupeng Guo is the settlor of The Guo Yupeng Family Trust and Mr. Yupeng Guo and his family members are the trust's beneficiaries. Under the term of this trust, Mr. Yupeng Guo has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by RG Education Investment in our Company. The registered office of RG Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin lslands VG1110.

(6)
Represents 1,693,432 ordinary shares held by JC Education Consulting Limited, or JC Education, a British Virgin lslands company wholly owned by Mr. Yongchao Chen. The registered office of JC Education Consulting Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin lslands VG1110.

(7)
Represents (i) 12,313,962 ordinary shares of DG No.21 are held by No.21 Daoge, (ii) 13,112,621 ordinary shares and 10,457,586 ordinary shares of DG Investment are held by Shenzhen Daoge Development No.2 Investment Fund Partnership (Limited Partnership), or No.2 Daoge, and No. 6 Daoge, respectively. Each of No.2 Daoge, No. 6 Daoge and No. 21 Daoge is a limited partnership incorporated in China. Shenzhen Daoge Capital Management Co., Ltd. is the general partner of No.2 Daoge, No.6 Daoge and No.21 Daoge, and is controlled by Mr. Chenyang Xu. The registered address of No. 2 Daoge is Room 201, Block A, No.1 Qianwanyi Road, Qianhai Shengang Cooperation Zone, Shenzhen, Guangdong Province, China. The registered address of each of No. 6 Daoge and No. 21 Daoge is Room 3401-3402, Zhong Zhou Building, No. 3088 Jintian Road, Fution Street, Futian District, Shen Zhen, Guangdong Province, China.

(8)
Represents 12,313,962 ordinary shares held by DG No.21, a British Virgin Islands company wholly owned by No.21 Daoge. The registered office of DG No.21 is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)
Represents 16,645,085 ordinary shares held by MF Holdings Inc., a British Virgin Islands company wholly owned by Mr. Feng Michael Yun Lei. The registered office of MF Holdings Inc. is located at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

        As of the date of the prospectus, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Significant Historical Changes to Our Shareholding

        See "Description of Share Capital—History of Securities Issuances" for a description of the history of our share issuances and transfers.

 RELATED PARTY TRANSACTIONS

Contractual Arrangements

        See "Corporate History and Structure—Contractual Arrangements with our VIEs and Their Respective Shareholders" for a description of the contractual arrangements between our PRC subsidiaries, our VIEs and the shareholders of our VIEs.

Employment Agreements

        See "Management—Employment Agreements and Indemnification Agreements" for a description of the employment agreements and indemnification agreements we have entered into with our senior executive officers.

  Share Incentives

        See "Management—Share Incentive Plans" for a description of shares we have granted to our directors, officers and other individuals.

Private Placement

        See "Description of Share Capital—History of Securities Issuances" for a description of our securities issuances in the past three years.

Other Related Party Transactions

Amount due from related parties

        As of December 31, 2017 and 2018, we had amounts due from Zhongshi Qile (Beijing) Culture Media Co., Ltd., or Zhongshi Culture, one of our then fellow subsidiaries, of RMB236,000 and RMB879,000 (US$127,845), respectively, for various expenses in relation to our daily operation and employee compensation paid by Shenzhen Meten on behalf of Zhongshi Culture. We intend to settle such outstanding amounts due from Zhongshi Culture before the completion of this offering.

        As of December 31, 2017 and 2018, we had amounts due from Shenzhen Meifu English Information Consulting Co., Ltd., or Meifu English, one of our then fellow subsidiaries, of RMB58.3 million and RMB14.5 million (US$2.1 million), respectively, for various expenses in relation to our daily operation and employee compensation paid by Shenzhen Meten on behalf of Meifu English. We intend to settle such outstanding amounts due from Meifu English before the completion of this offering.

        As of December 31, 2017 and 2018, we had amounts due from Boston Global Education, INC, or Boston Global, one of our then fellow subsidiaries, of RMB22,000 and nil, respectively. Such amount was incurred for various expenses in relation to our daily operation paid by Shenzhen Meten on behalf of Boston Global and was settled in 2018.

        As of December 31, 2017 and 2018, we had amounts due from Meten (U.S.A) Investment Holding Corporation, or Meten USA, which was one of our then fellow subsidiaries, of RMB4.9 million and nil, respectively. Such amount was incurred for various expenses in relation of our daily operation and employee compensation paid by Shenzhen Meten on behalf of Meten USA and was settled in 2018.

        As of December 31, 2017 and 2018, we had amounts due from Shenzhen Sikete Education Technology Co., Ltd., or Shenzhen Sikete, one of our associates, of RMB187,000 and nil, respectively. Such amount was incurred for various expenses in relation of our daily operation paid by Shenzhen Meten on behalf of Shenzhen Sikete and was settled in 2018.

        As of December 31, 2017 and 2018, we had amounts due from Xiamen Siming District Meten English Training School, or Xiamen Siming Meten School, one of our then fellow subsidiaries, of RMB3.8 million and RMB245,000 (US$35,634), respectively, for various expenses paid by Shenzhen Meten on behalf of Xiamen Siming Meten School. We intend to settle such outstanding amounts due from Xiamen Siming Meten School before the completion of this listing.

        As of December 31, 2017 and 2018, we had amounts due from Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo, our co-founders, of RMB10.0 million and RMB13.0 million (US$1.9 million) for movie production expenses paid by Shenzhen Meten on behalf of Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo. We intend to settle such outstanding amounts due from Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo before the completion of this listing.

Amount due to related parties

        As of December 31, 2017 and 2018, we had amounts due to Meifu English of RMB410,000 and RMB5.6 million (US$814,923), respectively, for employee compensation paid by Meifu English on behalf of Shenzhen Meten. We intend to settle such outstanding amounts due to Meifu English before the completion of this listing.

        As of December 31, 2017 and 2018, we had amounts due to Xiamen Siming Meten School of RMB509,000 and nil, respectively. Such amount was incurred for various expenses in relation to our daily operation paid by Xiamen Siming Meten School on behalf of Shenzhen Meten and was settled in 2018.

        As of December 31, 2017 and 2018, we had amounts due to Oxford International College Chengdu School, or Chengdu School, one of our then fellow subsidiaries, of RMB8.4 million and RMB12.3 million as a result of our Reorganization. We intend to settle such outstanding amount due to Chengdu School before the completion of this listing.

        As of December 31, 2018, we had amount due to Liketou (HK) Co., Ltd., or Liketou, of RMB2.1 million (US$310,523) because the salary of certain of our foreign teachers was paid by Liketon on behalf of Shenzhen Meten. We intend to settle such outstanding amount due to Liketou before the completion of this listing.

 DESCRIPTION OF SHARE CAPITAL

        We were incorporated as an exempted company with limited liability under the Companies Law, Cap.22 (Law 3 of 1961, consolidated and revised) of the Cayman Islands, or Companies Law, on July 10, 2018, and our affairs are governed by our post-offering amended and restated memorandum and articles of association and the Companies Law and the common law of the Cayman Islands.

        As of the date of this prospectus, our authorized share capital was US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001.

        We plan to adopt a second amended and restated memorandum and articles of association, which will become effective and replace the current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our post-offering amended and restated memorandum and articles of association will provide that, upon closing of this offering, we will have two classes of shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital immediately prior to the completion of the offering will be US$            divided into Class A ordinary shares of a par value of US$0.0001 each and            Class B ordinary shares of a par value of US$0.0001 each. We will issue             Class A ordinary shares represented by ADSs in this offering. All options, regardless of grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the vesting and exercising conditions are met. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that will become effective upon the closing of this offering.

Ordinary Shares

        General.    All of our outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

        Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of the funds legally available. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

        Classes of Ordinary Shares.    Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

        Conversion Rights    Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof. In no event shall Class A ordinary shares be convertible into Class B ordinary shares. Any conversion of Class B ordinary shares into Class A ordinary shares shall be effected in accordance with the manner set out in our post-offering amended and restated memorandum and articles of association, and such conversion shall become effective forthwith upon entries being made in the register of members of our company to record the re-designation of the relevant Class B ordinary shares as Class A ordinary shares.

        Upon any sale or transfer of any Class B ordinary share by a holder thereof to any person or entity who is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B ordinary share as a result of which any person who is not an affiliate of the registered shareholder becomes a beneficial owner of such share, such Class B ordinary share shall be automatically and immediately converted into the equal number of Class A ordinary shares. However, the creation of any pledge, charge, encumbrance or other third party right on any Class B ordinary shares to secure a holder's contractual or legal obligations, except in cases where and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B ordinary shares, will not be considered as a sale, transfer, assignment or disposition and will not trigger the automatic conversion. In addition, the termination of directorship on the board or employment with us of any holder of Class B ordinary shares will not trigger the automatic conversion either.

        Voting Rights.    In respect of all matters subject to a shareholders' vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at the general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders representing not less than 10% of the total voting rights of all the shareholders present in person or by proxy entitled to vote.

        An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting and includes a unanimous written resolution. A special resolution will be required for important matters such as a change of name, reducing the share capital or making changes to our post-offering amended and restated memorandum and articles of association.

        Transfer of Ordinary Shares.    Subject to the restrictions contained in our post-offering amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

        Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged at the registered office of us or such other place at which the principal register is kept in accordance with the law or the registration office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that Person so to do);

  •
  the instrument of transfer is in respect of only one class of shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

        If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

        The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

        Liquidation.    On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

        Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least [14] clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

        Redemption of Ordinary Shares.    The Companies Law and our post-offering amended and restated articles of association permit us to purchase our own shares. In accordance with our post-offering amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

        Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the consent in writing of the holders of not less than [two-thirds] of the issued shares of that class, or with the sanction of a resolution passed by at least a [two-thirds majority] of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by or abrogated by, inter alia, the creation or allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares.

        General Meetings of Shareholders.    Shareholders' meetings may be convened by [a majority of] our board of directors. Advance notice of at least [ten calendar days] is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders, provided that a general meeting of the Company shall be deemed to have been duly convened if it is so agreed:

            (i)  in the case of an annual general meeting by all the shareholders (or their proxies) entitled to attend and vote thereat; and

           (ii)  in the case of an extraordinary general meeting, by two-thirds (2/3) of the shareholders having a right to attend and vote at the meeting, present in person or by proxy or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy.

        Voting Rights Attaching to the Shares.    Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every shareholder present in person and every person representing a shareholder by proxy shall, at a shareholders' meeting, each have one vote and on a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each Share of which he or the person represented by proxy is the holder.

        Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See "Where You Can Find More Information."

        Changes in Capital.    We may from time to time by [ordinary resolution]:

  •
  increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

  •
  divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by our shareholders, as the board of directors may determine

  •
  consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

  •
  subdivide our existing shares, or any of them into shares of a smaller amount; or

  •
  cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

        We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

        We are an exempted company with limited liability incorporated under the Companies Law. "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

  •
  does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  is not required to open its register of members for inspection;

  •
  does not have to hold an annual general meeting;

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  may issue negotiable or bearer shares or shares with no par value;

  •
  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  may register as a limited duration company; and

  •
  may register as a segregated portfolio company.

        Upon the completion of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with the NYSE rules in lieu of following home country practice after the completion of this offering. The NYSE rules require that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our post-offering amended and restated articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

History of Securities Issuances

        The following is a summary of our material securities issuances and transfers after our inception.

Financing of Shenzhen Meten

        In March 2012, Mr. Yun Feng acquired 4.7% equity interest of Shenzhen Meten for a consideration of RMB20.00 million.

        In January 2016, Shenzhen Dachen Venture Capital Investment Co., Ltd., or Shenzhen Dachen, and Mr. Bing Xiao acquired 1.5% and 0.5% equity interest of Shenzhen Meten for a consideration of approximately RMB15.00 million and RMB5.00 million, respectively.

        In August 2016, No. 3 Daoge, No. 5 Daoge, No. 6 Daoge, Zhong Xiao Entities Development Fund (Shenzhen Limited Partnership), or Zhongxiaoqi, and Wuxi Shoukong Entities Investment Fund Centre (Limited Partnership), or Wuxi Guolian, acquired 1.5781%, 0.8722%, 1.5090%, 2.8281% and 2.8281% equity interest of Shenzhen Meten for a consideration of approximately RMB27.90 million, RMB15.42 million, RMB26.68 million, RMB50.00 million and RMB50.00 million, respectively.

        In May 2017, No.11 Daoge acquired 3% equity interest in Shenzhen Meten from Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo for a consideration of approximately RMB75.00 million (US$10.79 million).

        In July 2018, No.21 Daoge acquired a total of 4.6358% equity interest of Shenzhen Meten from Wuxi Guolian, Shenzhen Dachen and Mr. Bing Xiao for an aggregate consideration of approximately RMB16.23 million (US$2.34 million).

        In August 2018, Shanghai Zhihan acquired a total of 4% equity interest of Shenzhen Meten from Mr. Jishuang Zhao, Mr. Siguang Peng, Mr. Yupeng Guo, Ms. Tong Zeng and Mr. Yun Feng for a consideration of approximately RMB16.80 million (US$2.42 million).

        In August 2018, No.21 Daoge transferred 1% equity interest of Shenzhen Meten to Hangzhou Muhua for a consideration of approximately RMB35.00 million (US$5.04 million).

        In August 2018, Mr. Jishuang Zhao, Mr. Siguang Peng, Mr. Yupeng Guo acquired 1.4254%, 0.7203% and 0.6824% equity interests of Shenzhen Meten from Zhongxiaoqi for an aggregate consideration of approximately RMB98.98 million.

Ordinary Shares

        Upon our incorporation in the Cayman Islands in July 2018 in connection with our offshore Reorganization, we issued one ordinary share at par value of HK$ 0.01 to Sharon Pierson, which was transferred to JZ Education Consulting Limited on the same day.

        In order to reflect the then onshore interest of our various stakeholders in Shenzhen Meten, our Company issued and allotted the following ordinary shares for a consideration at par value in July 2018:

Name of shareholders	Number of ordinary shares	Par value
JZ Education	13,749	HK$	0.01
AP Education	6,919	HK$	0.01
RG Education	6,575	HK$	0.01
MF Holdings Inc.	2,657	HK$	0.01
MZ Education Consulting Limited	1,836	HK$	0.01
WY Education Consulting Limited	1,836	HK$	0.01
JC Education Consulting Limited	250	HK$	0.01
KZ Education Consulting Limited	1,592	HK$	0.01
MLZ Investment	7,373	HK$	0.01

        In August 2018, as part of our offshore Reorganization, our Company issued and allotted 3,480, 1,818 and 500 ordinary shares to DG EDUCATION INVESTMENT LIMITED, or DG Investment, DG NO. 21 EDUCATION INVESTMENT LIMITED, or DG No.21, and TH Capital Limited Partnership, respectively, at par value. On the same day, each of JZ Education, AP Education, RG Education, MF Holdings Inc. and MZ Education Consulting Limited transferred 800, 375, 375, 200 and 250 shares to Moon Technology Limited, respectively, for par value to mirror their equity interest transfers in Shenzhen Meten.

        In December 2018, we subdivided and redenomindated our authorized share capital from HK$380,000, divided into HK$0.01 par value each, to US$50,000, divided into US$0.0001 par value each, and also repurchased 2,965 shares (pre-share subdivision) held by MLZ Investments and reserved 20,085,242 of post-subdivision shares for issuance under the 2018 Plan.

Differences in Corporate Law

        We were incorporated under, and are governed by, the laws of the Cayman Islands. The corporate statutes of the State of Delaware and the Cayman Islands are similar, and the flexibility available under Cayman Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under Delaware law. Set forth below is a summary of some of the differences between provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

        In addition, we are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. We intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must have for as long as we qualify as a foreign private issuer including: (i) a majority of independent directors; (ii) a nominating and corporate governance committee composed entirely of independent directors; (iii) a compensation committee composed entirely of independent directors; (iv) provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE; (v) have regularly scheduled executive sessions with only non-management directors; (vi) have at least one executive session of solely independent directors each year; or (vii) seek shareholder approval for (a) the implementation and material revisions of the terms of share incentive plans; (b) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party; (c) the issuance of more than 20% of our outstanding ordinary shares; and (d) an issuance that would result in a change of control.

Directors' Fiduciary Duties

        Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

        Cayman Islands law provides that every director of a Cayman Islands company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of his responsibilities. In addition, Cayman Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes Cayman Islands law or the memorandum and articles of association of the company.

Written Consent of Directors

        Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. Under Cayman Islands law and our post-offering amended and restated memorandum and articles of association, all of the directors except such as are temporarily unable to act due to ill health or disability, will be required to sign a written consent in order for such consent to take effect.

Shareholder Proposals

        Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. Our post-offering amended and restated memorandum and articles of association will provide that our directors shall call an annual meeting of the shareholders and may convene any additional meetings as they consider necessary or desirable.

Sale of Assets

        Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the company. Under Cayman Islands law, generally speaking, shareholder approval is not required for the disposal of assets of an exempted company.

Redemption of Shares

        Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by Cayman Islands law and our post-offering amended and restated memorandum and articles of association, shares may be purchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be purchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares or as described under "—Compulsory Acquisition" below. In addition, our directors must be satisfied, on reasonable grounds, that, immediately following the purchase or redemption we will be able to pay our debts as they fall due.

Compulsory Acquisition

        Under Delaware General Corporation Law § 253, in a process known as a "short form" merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

        Under the Companies Law, where a scheme or contract involving the transfer of shares or any class of shares in a company (in this section referred to as "the transferor company") to another company, whether a company within the meaning of the Companies Law or not (in this section referred to as "the transferee company") has, within four months after the making of the offer in that behalf by the transferee company, been approved by the holders of not less than 90% in value of the shares affected, the transferee company may, at any time within two months after the expiration of the said four months, give notice in the prescribed manner to any dissenting shareholder that it desires to acquire his shares, and where such notice is given the transferee company shall, unless on an application made by the dissenting shareholder within one month from the date on which the notice was given, the court of the Cayman Islands thinks fit to order otherwise, be entitled and bound to acquire those shares on the terms on which under the scheme or contract the shares of the approving shareholders are to be transferred to the transferee company.

Independent Directors

        There are no provisions under Delaware corporate law or under the Companies Law that require a majority of our directors to be independent.

Cumulative Voting

        Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the Cayman Islands, but our post-offering amended and restated memorandum and articles of association will not provide for cumulative voting.

Removal of Directors

        Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Similarly, as permitted by Cayman Islands law, our post-offering amended and restated memorandum and articles of association will provide that directors may be removed at any time, with or without cause, by a resolution of shareholders approved by a vote of more than 50% of the votes of the shares entitled to vote on such matter that are present at the meeting of shareholders and are voted.

Mergers

        Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

        Under the Companies Law, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the consolidating of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. One or more companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the Cayman Islands if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the Cayman Islands are incorporated. In respect of such a merger or consolidation, a Cayman Islands company is required to comply with the provisions of the Companies Law, and a company incorporated outside the Cayman Islands is required to comply with the laws of its jurisdiction of incorporation.

        Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Conflicts of Interest

        Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as (i) the material facts as to the director's or officer's relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

        As permitted by Cayman Islands law and our post-offering amended and restated memorandum and articles of association, a director interested in a particular transaction will be permitted to vote on it, attend meetings at which it is considered and sign documents on our behalf that relate to the transaction, provided that the material facts of such director's interest in the transaction are disclosed to the other directors or are known by the other directors.

Transactions with Interested Shareholders

        Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company's outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

        Cayman Islands law has no comparable provision. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders

Dissolution; Winding Up

        Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law, our company may be dissolved, liquidated or wound up by a special resolution, or by an ordinary resolution on the basis that our company is unable to pay our debts as they fall due.

Variation of Rights of Shares

        Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by our post-offering amended and restated memorandum and articles of association, the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class, only be varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued shares of the relevant class, or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting.

Amendment of Governing Documents

        Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation's bylaws, but the certificate of incorporation may confer such right on the directors of the corporation.

        Our post-offering amended and restated memorandum and articles of association can be amended by the affirmative vote of not less than two-thirds of the votes of the shares entitled to vote on such matter that are present at the meeting of shareholders and are voted.

Rights of Non-resident or Foreign Shareholders

        There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

        Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F, Citi Tower, One Bay East, 83 Hon Hai Road, Kwun Tong, Kowloon, Hong Kong.

        We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov). Please refer to Registration Number 333- [            ] when retrieving such copy.

        We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

        Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, [ratio] Class A ordinary shares are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

        If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

        In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

        As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

        The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary's services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the "direct registration system" or "DRS"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company ("DTC"), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

        The registration of the Class A ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

        As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

        Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

        The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

        The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

        Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to-Class A ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

        The distribution of new ADSs or the modification of the ADS-to-Class A ordinary shares ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A ordinary shares so distributed.

        No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

        Whenever we intend to distribute rights to subscribe for additional Class A ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

        The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Class A ordinary shares other than in the form of ADSs.

        The depositary will not distribute the rights to you if:

  •
  We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

  •
  We fail to deliver satisfactory documents to the depositary; or

  •
  It is not reasonably practicable to distribute the rights.

        The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

        Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

        The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

        If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

        Whenever we intend to distribute property other than cash, Class A ordinary shares or rights to subscribe for additional Class A ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

        If it is reasonably practicable to distribute such property to you and if we provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

        The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

        The depositary will not distribute the property to you and will sell the property if:

  •
  We do not request that the property be distributed to you or if we request that the property not be distributed to you; or

  •
  We do not deliver satisfactory documents to the depositary; or

  •
  The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

        The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

        Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

        The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Class A Ordinary Shares

        The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

        If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A Ordinary Shares

        Upon completion of the offering, the Class A ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

        After the closing of the offer, the depositary may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

        The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

        When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

  •
  The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

  •
  All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

  •
  You are duly authorized to deposit the Class A ordinary shares.

  •
  The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

  •
  The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

        If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

        As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

  •
  ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

  •
  provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

  •
  provide any transfer stamps required by the State of New York or the United States; and

  •
  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

        To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A Ordinary Shares Upon Cancellation of ADSs

        As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian's offices. Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

        If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

        You will have the right to withdraw the securities represented by your ADSs at any time except for:

  •
  Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends.

  •
  Obligations to pay fees, taxes and similar charges.

  •
  Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

        The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

        As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in "Description of Share Capital."

        At our request, the depositary will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

        If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder's ADSs as follows:

  •
  In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all Class A ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

  •
  In the event of voting by poll, the depositary will vote (or cause the Custodian to vote) the Class A ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

        Securities for which no voting instructions have been received will not be voted (except (a) as set forth above in the case voting is by show of hands, (b) in the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class A ordinary shares represented by such holders' ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Class A ordinary shares may be adversely affected, and (c) as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

        As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•

Issuance of ADSs (e.g.,  an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to Class A ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary shares ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held
• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary
• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

•

Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S. 5¢ per ADS (or fraction thereof) converted

        As an ADS holder you will also be responsible to pay certain charges such as:

  •
  taxes (including applicable interest and penalties) and other governmental charges;

  •
  the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

  •
  certain cable, telex and facsimile transmission and delivery expenses;

  •
  the expenses and charges incurred by the depositary in the conversion of foreign currency;

  •
  the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

  •
  the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

        ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

        In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

        We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

        You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

        We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

        After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

        In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the Class A ordinary shares represented by ADSs and to direct the depositary of such Class A ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees.

Books of Depositary

        The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

        The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

        The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

  •
  We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

  •
  The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

  •
  The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

  •
  We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

  •
  We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

  •
  We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

  •
  We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

  •
  We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

  •
  We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

  •
  We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

  •
  No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

  •
  Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

  •
  Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

        You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

        The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

        The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

        If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

  •
  Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

  •
  Distribute the foreign currency to holders for whom the distribution is lawful and practical.

  •
  Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

        The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) is governed by the laws of the Cayman Islands.

        As an owner of ADSs, you irrevocably agree that any legal action arising out of the Deposit Agreement, ADSs, ADRs, involving the Company or the Depositary, may only be instituted in a state or federal court in the City of New York.

        AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver of the right to a jury trial contained in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of our or the depositary's compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our ordinary shares or our ADSs, and while application has been made for our ADSs to be listed on the NYSE, we cannot assure you that an active trading market for our ADSs will develop or be sustained after this offering. Future sales of substantial amounts of our ADSs in the public market following this offering or perception that such future sales may occur could adversely affect market price prevailing from time to time and could impair our ability through sale of our equity securities. We currently do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs.

        Upon completion of this offering, we will have            outstanding ADSs representing approximately        % of our ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable without restriction or further registration under the Securities Act, except for any ADSs purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Rule 144 defines an affiliate of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are "restricted securities" as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold on the NYSE only if they are sold pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 and 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States in accordance with Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Lock-Up Agreement

        We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or the ADSs or securities that are substantially similar to our ordinary shares or the ADSs, including but not limited to any options or warrants to purchase our ordinary shares, the ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, the ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

        Furthermore, [each of our directors, executive officers, existing shareholders and certain of our option holders] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, the ADSs and securities that are substantially similar to our ordinary shares or the ADSs. These parties collectively own [substantially all] of our outstanding ordinary shares, without giving effect to this offering.

        The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See "Underwriting."

        Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

Non-Affiliates

        As a general matter, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person who (i) is not an affiliate at the time of sale and has not been an affiliates for purposes of the Securities Act at any time during the three months preceding the proposed sale under Rule 144, and (ii) has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior non-affiliate owner, is entitled to sell such shares without complying with the manner of sale, limitation on amount or notice provisions of Rule 144, subject to compliance with the public information requirement of Rule 144(c). In addition, if such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior non-affiliate owner, then such person is entitled to sell such shares freely without complying with any requirement of Rule 144.

Affiliates

        As a general matter, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any of our affiliates who owns shares that were acquired from us or an affiliate of us for at least six months (if subject to compliance with the public information requirement of Rule 144(c)) or one year (in any other case) prior to the proposed sale is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

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  1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately          Class A ordinary shares immediately following this offering, or         Class A ordinary shares if the underwriters exercise their option in full to purchase additional ADSs; or

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  the average weekly reported trading volume of our ADSs on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with the SEC.

        In addition, sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are subject to certain manner of sale and notice requirements and the availability of current public information about us.

Rule 701

        Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Form S-8

        We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options issued upon exercise of any options or other equity awards which may be granted or issued in the future pursuant to our share incentive plans. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions.

TAXATION

        The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change possibly with retroactive effect. This discussion does not address all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our special Cayman Islands counsel. To the extent that the discussion relates to matters of PRC law, it is the opinion of Commerce & Finance Law Offices, our PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Morgan, Lewis & Bockius LLP, our U.S. counsel as to the material U.S. federal income tax consequences to the U.S. Holders described herein of an investment in the ordinary shares or ADSs.

Cayman Islands Taxation

        The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty or withholding tax. There are no other taxes likely to be material to us or holders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

        Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

        In March 2007, the National People's Congress of China enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on February 24, 2017. The Enterprise Income Tax Law provides that enterprises organized under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules of the Enterprise Income Tax Law further defines the term "de facto management body" as the management body that exercises substantial and overall management and control over the business, personnel, accounts and properties of an enterprise.

        In addition, SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, the company seal, and minutes of board meetings and shareholders' meetings; and (d) half or more of the senior management or directors having voting rights.

        Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise. However, there is a risk that the PRC tax authorities may deem our company or any of our overseas subsidiaries as a PRC resident enterprise since a substantial majority of the members of our management team as well as the management team of some of our overseas subsidiaries are located in China, in which case we or the overseas subsidiaries, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that our Cayman Islands holding company is a "resident enterprise" for PRC enterprise income tax purposes, a 10% tax may be withheld on dividends we pay to our non-PRC enterprise shareholders and may be imposed with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs if such dividends or gains are deemed to be from sources within the PRC. Furthermore, non-PRC resident individual holders of our shares or ADSs may be subject to tax of 20% on dividends and any gains if such amounts are deemed to be derived from sources within the PRC. Any PRC tax liability may be reduced by an applicable tax treaty. However, it is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

U.S. Federal Income Tax Consequences

        The following discussion describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below), under current law, of an investment in our ADSs or ordinary shares in the offering. This discussion is based on the federal income tax laws of the United States as of the date of this prospectus, including the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed Treasury Regulations promulgated thereunder, judicial authority, published administrative positions of the IRS, the income tax treaty between the United States and the PRC, or the Treaty, and other applicable authorities, all as of the date of this prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could significantly affect the tax consequences described below. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following discussion and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

        This discussion applies only to a U.S. Holder that acquires our ADSs or ordinary shares in this offering and holds the ADSs or ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder's particular circumstances, including alternative minimum (for non-corporate U.S. Holders) or Medicare contribution tax consequences, or differing tax consequences applicable to U.S. Holders subject to special rules, such as:

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  banks and certain other financial institutions;

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  insurance companies;

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  regulated investment companies;

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  real estate investment trusts;

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  brokers or dealers in stocks and securities, or currencies;

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  persons who use or are required to use a mark-to-market method of accounting;

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  certain former citizens or residents of the United States subject to Section 877 of the Code;

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  entities subject to the United States anti-inversion rules;

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  tax-exempt organizations and entities;

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  persons subject to the alternative minimum tax provisions of the Code;

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  persons whose functional currency is other than the United States dollar;

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  persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

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  persons that actually or constructively own 10% or more of the total combined voting interest of all classes of our voting stock or 10% or more of the total value of shares of all classes of our stock;

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  persons who acquired ADSs or ordinary shares pursuant to the exercise of an employee stock option or otherwise as compensation;

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  partnerships or other pass-through entities, or persons holding ADSs or ordinary shares through such entities; or

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  persons that held, directly, indirectly or by attribution, ADSs, ordinary shares or other ownership interests in us prior to this offering.

        If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or ordinary shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or ordinary shares.

        THE FOLLOWING DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX LAWS OR THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        As used herein, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

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  a citizen or individual resident of the United States;

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  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations to treat such trust as a domestic trust.

        In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

        U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or ordinary shares in their particular circumstances.

Taxation of Distributions

        Subject to the discussion under "—Passive Foreign Investment Company Rules" below, distributions paid on our ADSs or ordinary shares, other than certain pro rata distributions of ADSs or ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code.

        Dividends received by a non-corporate U.S. Holder may qualify for the lower rates of tax applicable to "qualified dividend income," if the dividends are paid by a "qualified foreign corporation" and other conditions discussed below are met. A non-United States corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation (i) on shares (or American depositary shares backed by such shares) that are readily tradable on an established securities market in the United States or (ii) if that non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury determines to be satisfactory for these purposes and which includes an exchange of information provision (such as the Treaty). However, a non-United States corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year.

        Under a published IRS Notice, common or ordinary shares, or American depositary shares representing such shares, are considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our ADSs are expected to be. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States. Subject to the limitations described in the following paragraph, we believe that dividends we pay on the ordinary shares that are represented by ADSs will be eligible for the reduced rates of taxation. In addition, in the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (as described in "—PRC Taxation"), we may be eligible for the benefits of the Treaty, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation.

        Even if dividends were treated as paid by a qualified foreign corporation, a non-corporate U.S. Holder would not be eligible for reduced rates of taxation if either (i) it does not hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or (ii) the U.S. Holder elects to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code. In addition, the rate reduction will not apply to dividends of a qualified foreign corporation if the non-corporate U.S. Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

        You should consult your own tax advisers regarding the availability of the lower tax rates applicable to qualified dividend income for any dividends that we pay with respect to the ADSs or ordinary shares, as well as the effect of any change in applicable law after the date of this prospectus.

        Dividends will generally be included in a U.S. Holder's income on the date of the U.S. Holder's or (in the case of ADSs) the depositary's receipt of the dividends. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A

U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in "—PRC Taxation," dividends paid by our Company may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder's circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for the benefits of the Treaty) generally will be creditable against a U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign tax credits in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Taxable Disposition of ADSs or Ordinary Shares

        Subject to the discussion under "—Passive Foreign Investment Company Rules" below, a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in such ADSs or ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

        As described in "—PRC Taxation," gains on the sale of ADSs or ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such disposition gains. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

        In general, a non-U.S. corporation will be a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). Additionally, for this purpose, cash is categorized as a passive asset and a company's goodwill associated with active business activity is taken into account as a non-passive asset. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

        Based on the current and anticipated value of our assets and composition of our income and assets, we do not believe we were a PFIC for United States federal income tax purposes for our most recent taxable year, and do not expect to be a PFIC for United States federal income tax purposes for our current taxable year or the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the IRS will not take a contrary position.

        Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. If it were determined, however, that we are not the owner of any of our consolidated affiliated entities for U.S. federal income tax purposes, the composition of our income and assets would change and we may be a PFIC for the current or any subsequent taxable year.

        In addition, our PFIC status for any taxable year is a factual determination that can be made only after the end of such year, and will depend on the composition of our income and assets and the value of our assets for such year. Our PFIC status may be affected by how, and how quickly, we spend our liquid assets and the cash raised in this offering. Moreover, because we hold, and may continue to hold, a significant amount of cash, our PFIC status for any taxable year may depend on the value of our goodwill which may be determined, in part, by reference to the market price of our ADSs, which may change from time to time. In estimating the value of our goodwill, we have taken into account our anticipated market capitalization following the listing of the ADSs on the NYSE. If our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years because our liquid assets and cash may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach is reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one or more future taxable years. In light of the foregoing, there can be no assurance that we will not be a PFIC for the current or any future taxable year.

        If we are a PFIC for any taxable year during which a U.S. Holder owns ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns ADSs or ordinary shares, even if we cease to meet the threshold requirements for PFIC status. U.S. Holders should consult their tax advisers as to whether we are a PFIC for any taxable year and the availability of a "deemed sale" election that would allow them to eliminate the continuing PFIC status under certain circumstances.

        If we were a PFIC for any taxable year and any of our subsidiaries, consolidated affiliated entities or other companies in which we own or are treated as owning equity interests were also a PFIC (any such entity, a "Lower-tier PFIC"), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holders had not received the proceeds of those distributions or dispositions.

        Generally, if we are a PFIC for any taxable year during which a U.S. Holder owned our ADSs or ordinary shares, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ADSs or ordinary shares by the U.S. Holder will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amounts allocated to each other taxable year will be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax allocated to each such taxable year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions received (or deemed received) during the preceding three years or the U.S. Holder's holding period, whichever is shorter, the distribution will be subject to taxation in the same manner as gain (as described above). In addition, if we were a PFIC or, with respect to a particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

        Alternatively, if we were a PFIC and if the ADSs were "regularly traded" on a "qualified exchange," a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as "regularly traded" for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter (or, for the quarter in which the initial public offering occurs, on at least one-sixth of the days remaining in the quarter). The NYSE, where our ADSs, but not our ordinary shares, are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize at the end of each taxable year (i) as ordinary income any excess of the fair market value of the ADSs over their adjusted tax basis, or (ii) as ordinary loss any excess of the adjusted tax basis of the ADSs over their fair market value (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If, however, we cease to be classified as a PFIC, a U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes the mark-to-market election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under "—Taxation of Distributions" above. U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares or any shares of a Lower-tier PFIC, because such shares will not trade on any stock exchange.

        We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections, which if available could materially affect the tax consequences of the ownership and disposition of our ADSs or ordinary shares if we were a PFIC for any taxable year. Therefore, U.S. Holders will not be able to make such elections.

        If a U.S. Holder owns ADSs or ordinary shares during any year in which we are a PFIC, the U.S. Holder generally will be required to file annual reports on IRS Form 8621 (or any successor form) with respect to us, generally with the U.S. Holder's federal income tax return for that year.

        U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for 2019 or any other taxable year and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other "exempt recipient" or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

        Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or ordinary shares, unless the ADSs or ordinary shares are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-U.S. financial institutions). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the ADSs or ordinary shares.

 UNDERWRITING

        We, the selling shareholders and the underwriters named below will enter into an underwriting agreement with respect to the ADSs being offered. Under the terms and subject to the conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Citigroup Global Markets Inc., China International Capital Corporation Hong Kong Securities Limited and Macquarie Capital (USA) Inc. are the representatives of the underwriters.

Underwriters	Number of ADSs
Citigroup Global Markets Inc.
China International Capital Corporation Hong Kong Securities Limited.
Macquarie Capital (USA) Inc.
Total

        The underwriters and the representatives of the underwriters are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken, other than the ADSs covered by the underwriters' option to purchase additional ADSs described below. Any offers or sales of the ADSs in the United States will be conducted by registered broker-dealers in the United States as well as pursuant to Rule 15a-6 under the Exchange Act. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

        The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part of the ADSs to certain dealers at a price that represents a concession not in excess of US$            per ADS from the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

        Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC. Therefore, to the extent China International Capital Corporation Hong Kong Securities Limited intends to make any offers or sales of shares of the ADSs in the United States, it will do so only through one or more SEC-registered broker-dealers in compliance with the applicable securities laws and regulations as well as pursuant to Rule 15a-6 under the Exchange Act.

        The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013, United States. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong, PRC. The address of Macquarie Capital (USA) Inc. is 125 West 55th Street, New York, New York 10019, United States.

Option to Purchase Additional ADSs

        We have granted to the underwriters [and the selling shareholders have granted to the underwriters,] an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            [and            , respectively,] additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriters' discounts and commissions. The underwriters may exercise this option for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter's initial amount reflected in the table above. If the underwriters' option is exercised in full, the total price to the public would be US$             million, based on the mid-point of the estimated public offering price range as shown on the front cover of this prospectus, the total underwriters' discounts and commissions would be US$             million and the total proceeds to us (before expenses) would be US$             million.

Commissions and Expenses

        The underwriting discounts and commissions are determined by negotiations among us and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price
Discounts and commissions paid by us
Discounts and commissions paid by selling shareholders

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$             million. See "Expenses Relating to This Offering." We agreed to reimburse the underwriters for certain expenses in connection with this offering in the amount up to US$            .

Lock-Up Agreements

        We have agreed that, without the prior written consent of the representatives on behalf of the underwriters, subject to certain exceptions, we will not, for a period of 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

  •
  file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

        Each of our [directors, executive officers existing shareholders and certain of our option holders] has agreed that, without the prior written consent of the representatives on behalf of the underwriters, such parties, subject to certain exceptions, will not, for a period of 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

  •
  make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for the ordinary shares or ADSs, whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise.

        Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of our company and provide us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

        [In addition, we have irrevocably instructed Citibank, N.A., the depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering).]

[Directed Share Program

        At our request, the underwriters have reserved up to        % of the ADSs being offered by this prospectus (assuming exercise in full by the underwriters of their option to purchase additional ADSs) for sale at the initial public offering price to certain of our directors, executive officers, employees, business associates and members of their families. [If purchased by these persons, these ADSs will be subject to 180-day lock-up restriction. We will pay all fees and disbursement of counsel incurred by the underwriters in connection with offering the ADSs to such persons.] The directed share program will be administered by            with respect to ADSs offered through the directed share program in the U.S. and by            with respect to ADSs offered through the directed share program outside of the U.S. We do not know if these individuals will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs that are available to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.]

Listing

        We have applied for the listing of the ADSs on the NYSE under the symbol "MEDU."

Stabilization, Short Positions and Penalty Bids

        To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities, and may end any of these activities at any time. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the NYSE, the over-the-counter market or otherwise.

Electronic Distribution

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter's or securities dealer's website and any information contained in any other website maintained by any underwriter or securities dealer is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or securities dealer in its capacity as underwriter or securities dealer and should not be relied upon by investors.

Discretionary Sales

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Indemnification

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, directors, officers and employees may at any time purchase, sell or hold a broad array of investments, and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. Such investment and trading activities may involve or relate to the assets, securities and/or instruments of us (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments. In addition, the underwriters and their respective affiliates may at any time hold, or recommend to clients that they should acquire, long and short positions in such assets, securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our ordinary shares or the ADSs. The initial public offering price was determined by negotiations between us, the selling shareholders and the representatives. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Selling Restrictions

        No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

        This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  (a)
  you confirm and warrant that you are either:

  (i)
  "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

  (ii)
  "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  (iii)
  person associated with the company under section 708(12) of the Corporations Act; or

  (iv)
  "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

  (b)
  you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada

        The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

        This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

        For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

  •
  it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  •
  in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the

    Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (2) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

        In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Switzerland

        The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this prospectus nor any other offering or marketing material relating to the offering, the issuer, the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or the FINMA, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Dubai International Financial Centre

        This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

        The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (2) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of

Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

        The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People's Republic of China

        This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets in accordance with the conditions specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

United Kingdom

        Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Korea

        The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the ADSs may not be resold to Korean residents unless the purchaser of the ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs.

Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the securities as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Mexico

        None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

Taiwan

        The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Arab Emirates

        This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

        The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

        In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Qatar

        In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person's request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Kuwait

        Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 "Regulating the Negotiation of Securities and Establishment of Investment Funds," its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

 EXPENSES RELATING TO THIS OFFERING

        Set forth below is an itemization of our total expenses, excluding underwriting discount, which are expected to be incurred in connection with the offer and sale of the ADSs by us. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and the NYSE listing fee, all amounts are estimates.

Securities and Exchange Commission registration fee	US$
Financial Industry Regulatory Authority, Inc. filing fee	US$
NYSE listing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous	US$

Total	US$

 LEGAL MATTERS

        We are being represented by Morgan, Lewis & Bockius LLP with respect to legal matters of United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain matters of United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Jingtian & Gongcheng. Conyers Dill & Pearman and Morgan, Lewis & Bockius LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

 EXPERTS

        The consolidated financial statements as of December 31, 2017 and 2018, and for each of the years in the three-year period ended December 31, 2018 have been included herein in reliance upon the report of KPMG Huazhen LLP, an independent registered public accounting firm, appearing elsewhere herein, and are upon the authority of said firm as experts in accounting and auditing.

        The offices of KPMG Huazhen LLP located at 15th Floor, China Resources Tower, 2666 Keyuan South Road, Nanshan District, Shenzhen, China.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

        Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC's website at www.sec.gov.

        As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Meten International Education Group

Opinion on the Consolidated Financial Statements

        We have audited the accompanying consolidated balance sheets of Meten International Education Group (the "Company") and the subsidiaries (the "Group") as of December 31, 2017 and 2018, the related consolidated statements of comprehensive (loss) income, changes in shareholders' deficit, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company's auditor since 2018.

Shenzhen, China
March 20, 2019

METEN INTERNATIONAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2017	2018
		RMB'000	RMB'000	US$'000 Unaudited (Note 2(c))
ASSETS
Current assets
Cash and cash equivalents		321,776	174,679	25,406
Short-term investments	2(e)	50,187	—	—
Contract assets	5(a)	11,851	14,208	2,066
Accounts receivable, net	5	1,111	2,221	323
Other contract costs		43,041	46,503	6,764
Prepayments and other current assets	6	65,013	104,761	15,237
Amounts due from related parties	18(b)	77,363	28,706	4,175
Prepaid income tax		3,523	12,674	1,843

Total current assets		573,865	383,752	55,814

Non-current assets
Restricted cash		6,581	14,787	2,151
Other contract costs		13,752	7,968	1,159
Equity method investments	7	18,008	23,426	3,407
Property and equipment, net	8	195,411	211,954	30,827
Intangible assets, net	9	—	36,904	5,367
Deferred tax assets	10	26	4,072	592
Goodwill	11	53,542	276,905	40,274
Long-term prepayments and other non-current assets	6	44,329	46,978	6,833
Total non-current assets		331,649	622,994	90,610

Total assets		905,514	1,006,746	146,424

Current liabilities
Accounts payable (including amounts of variable interest entities ("VIEs") without recourse to the Company of RMB 7,056 and RMB 13,974 as of December 31, 2017 and 2018)		7,056	13,974	2,032
Deferred revenue (including amounts of VIEs without recourse to the Company of RMB341,328 and RMB 432,083 as of December 31, 2017 and 2018)	5(b)	341,328	432,083	62,844
Salary and welfare payable (including amounts of VIEs without recourse to the Company of RMB 70,032 and RMB 67,892 as of December 31, 2017 and 2018)		70,032	67,892	9,874
Financial liabilities from contracts with customers (including amounts of VIEs without recourse to the Company of RMB 437,027 and RMB 423,163 as of December 31, 2017 and 2018)	5(b)	437,027	423,163	61,547
Accrued expenses and other payables (including amounts of VIEs without recourse to the Company of RMB 34,478 and RMB 78,462 as of December 31, 2017 and 2018)	12	34,478	78,625	11,436
Income taxes payable (including amounts of VIEs without recourse to the Company of RMB 9,481 and RMB 3,468 as of December 31, 2017 and 2018)		9,481	3,468	504
Amounts due to related parties (including amounts of VIEs without recourse to the Company of RMB 9,272 and RMB 20,073 as of December 31, 2017 and 2018)	18(b)	9,272	20,073	2,919

Total current liabilities		908,674	1,039,278	151,156

METEN INTERNATIONAL EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2017	2018
		RMB'000	RMB'000	US$'000 Unaudited (Note 2(c))
Non-current liabilities
Deferred revenue (including amounts of VIEs without recourse to the Company of RMB 42,707 and RMB 52,169 as of December 31, 2017 and 2018)	5(b)	42,707	52,169	7,588
Deferred tax liabilities (including amounts of VIEs without recourse to the Company of RMB 7,489 and RMB 23,101 as of December 31, 2017 and 2018)	10	7,489	23,101	3,360
Non-current tax payable (including amounts of VIEs without recourse to the Company of RMB nil and RMB 6,801 as of December 31, 2017 and 2018)		—	6,801	989
Total non-current liabilities		50,196	82,071	11,937

Total liabilities		958,870	1,121,349	163,093

Mezzanine equity
Redeemable Owners' Investment	13	219,619	—	—

Shareholders' deficit
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, and 318,601,222 shares issued outstanding as of December 31, 2018)	17	—	219	32
Subscriptions receivable		—	(219)	(32)
Additional paid-in capital		88,517	167,514	24,364
Accumulated other comprehensive income		140	—	—
Accumulated deficit		(363,112)	(305,858)	(44,485)
Total shareholders' deficit attributable to shareholders of the Company		(274,455)	(138,344)	(20,121)
Non-controlling interests		1,480	23,741	3,452

Total shareholders' deficit		(272,975)	(114,603)	(16,669)

Commitments and contingencies	19	—	—	—

Total liabilities, mezzanine equity and shareholders' deficit		905,514	1,006,746	146,424

METEN INTERNATIONAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2016	2017	2018
		RMB'000	RMB'000	RMB'000	US$'000 Unaudited (Note 2(c))
Revenues	14	801,545	1,149,721	1,424,234	207,146
Cost of revenues		(344,810)	(467,967)	(627,996)	(91,338)

Gross profit		456,735	681,754	796,238	115,808

Operating expenses:
Selling and marketing expenses		(268,643)	(373,065)	(425,217)	(61,845)
General and administrative expenses		(198,431)	(237,509)	(293,157)	(42,638)
Research and development expenses		(18,187)	(21,217)	(26,178)	(3,807)

(Loss)/income from operations		(28,526)	49,963	51,686	7,518

Other income (expenses):
Interest income		2,578	4,103	1,150	167
Interest expenses		(769)	(9)	(8)	(1)
Foreign currency exchange gain/(loss), net		67	(184)	21	3
Gains on available-for-sale investments	2(e)	890	2,485	3,916	570
Government grants	2(w)	4,434	4,046	7,817	1,137
Equity in income/(loss) on equity method investments		(842)	(150)	1,668	243
Others, net		2,890	(373)	1,649	240

(Loss)/income before income tax		(19,278)	59,881	67,899	9,877
Income tax expense	10	(7,869)	(19,539)	(14,454)	(2,102)

Net (loss)/income		(27,147)	40,342	53,445	7,775
Less: Net loss attributable to non-controlling interests		(2,862)	(218)	(3,809)	(554)

Net (loss)/income attributable to shareholders of the Company		(24,285)	40,560	57,254	8,329
Less: Accretion of Redeemable Owners' Investment	13	10,577	19,000	9,814	1,427

Net (loss)/income available to shareholders of the Company		(34,862)	21,560	47,440	6,902

Net (loss)/income		(27,147)	40,342	53,445	7,775
Other comprehensive income
Unrealized holding gains on available-for-sale investments, net of income tax of RMB223, RMB668 and RMB932 for the years ended December 31, 2016, 2017 and 2018, respectively		667	2,004	2,797	407
Less: Reclassification adjustment for gains on available-for-sale investments realized in net income, net of income tax of RMB223, RMB621 and RMB979 for the years ended December 31, 2016, 2017 and 2018, respectively		667	1,864	2,937	427

Comprehensive (loss)/ income		(27,147)	40,482	53,305	7,755

Net (loss)/income per share	15
—Basic		(0.12)	0.08	0.16	0.03
—Diluted		(0.12)	0.07	0.15	0.02
Weighted average shares used in calculating net (loss)/income per share
—Basic		282,185,102	282,185,102	300,393,162	300,393,162
—Diluted		282,185,102	289,666,315	307,843,576	307,843,576

METEN INTERNATIONAL EDUCATION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' DEFICIT
(In thousands of RMB, except share data and per share data, or otherwise noted)

								Total deficit attributable to shareholders of the Company
		Ordinary shares
						Accumulated other comprehensive income
	Note	Number of shares		Subscriptions Receivable	Additional paid-in capital		Accumulated deficit		Non-controlling interests	Total shareholders' deficit
			RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at January 1, 2016		—	—	—	136,434	—	(377,380)	(240,946)	(2,908)	(243,854)
Accretion of Redeemable Owners' Investment	13	—	—	—	(10,577)	—	—	(10,577)	—	(10,577)
Unrealized holding gains on available-for-sale investments, net of RMB223 income taxes		—	—	—	—	667	—	667	—	667
Reclassification adjustment for gains on available-for-sale investments, net of RMB223 income taxes		—	—	—	—	(667)	—	(667)	—	(667)
Deemed distributions	1(b)	—	—	—	(10,626)	—	—	(10,626)	—	(10,626)
Acquisition of additional interests in subsidiaries	4	—	—	—	(24,164)	—	—	(24,164)	6,468	(17,696)
Share-based compensation	16	—	—	—	6,557	—	—	6,557	—	6,557
Net loss for the year		—	—	—	—		(24,285)	(24,285)	(2,862)	(27,147)
Balances at December 31, 2016		—	—	—	97,624	—	(401,665)	(304,041)	698	(303,343)

Unrealized holding gains on available-for-sale investments, net of RMB668 income taxes		—	—	—	—	2,004	—	2,004	—	2,004
Reclassification adjustment for gains on available-for-sale investments, net of RMB621 income taxes		—	—	—	—	(1,864)	—	(1,864)	—	(1,864)
Accretion of Redeemable Owners' Investment	13	—	—	—	(19,000)	—	—	(19,000)	—	(19,000)
Capital contribution from non-controlling interests of a subsidiary		—	—	—	—	—	—	—	1,000	1,000
Conversion to joint stock limited liability company		—	—	—	2,007	—	(2,007)	—	—	—
Share-based compensation	16	—	—	—	7,886	—	—	7,886	—	7,886
Net profit for the year		—	—	—	—	—	40,560	40,560	(218)	40,342
Balances at December 31, 2017		—	—	—	88,517	140	(363,112)	(274,455)	1,480	(272,975)
Unrealized holding gains on available-for-sale securities, net of RMB932 income taxes		—	—	—	—	2,797	—	2,797	—	2,797
Reclassification adjustment for gains on available-for-sale investments, net of RMB979 income taxes		—	—	—	—	(2,937)	—	(2,937)	—	(2,937)
Distribution in connection with Reorganization	1(b)	—	—	—	(148,270)	—	—	(148,270)	—	(148,270)
Accretion of Redeemable Owners' Investment	13	—	—	—	(9,814)	—	—	(9,814)	—	(9,814)
Share-based compensation	16	—	—	—	7,648	—	—	7,648	—	7,648
Business combinations	4	—	—	—	—	—	—	—	26,070	26,070
Subscription of ordinary shares in connection with the Reorganization	1(b)/13	318,601,222	219	(219)	229,433	—	—	229,433	—	229,433
Net profit for the year		—	—	—	—	—	57,254	57,254	(3,809)	53,445
Balances at December 31, 2018		318,601,222	219	(219)	167,514	—	(305,858)	(138,344)	23,741	(114,603)

METEN INTERNATIONAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		For the Year Ended December 31,
	Note	2016	2017	2018
		RMB'000	RMB'000	RMB'000	US$'000
					Unaudited (Note 2(c))
Cash flows from operating activities:
Net (loss)/income		(27,147)	40,342	53,445	7,775
Adjustments to reconcile net (loss)/income to net cash generated from operating activities:
Depreciation and amortization		31,659	36,768	54,944	7,991
Gain on available-for-sale investments		(890)	(2,485)	(3,916)	(570)
Net loss on disposal of property and equipment		510	1,107	241	35
Impairment loss/(reversal of impairment) of account receivables and other receivables		2,742	(2,066)	954	139
Equity in loss/(income) on equity method investments		842	150	(1,668)	(243)
Deferred income tax expense/(benefit)		3,190	3,316	(6,266)	(911)
Share-based compensation expenses	16	6,557	7,886	7,648	1,112
Changes in operating assets and liabilities, net of effect of acquisitions:
Increase in contract assets		(2,637)	(164)	(2,357)	(343)
(Increase)/decrease in accounts receivable		(6,775)	5,651	(916)	(133)
(Increase)/decrease in other contract costs		(8,762)	(10,065)	4,839	704
(Increase)/ decrease in prepayments and other current assets		(6,760)	1,018	34,718	5,050
Increase in other non-current assets		(18,532)	(2,251)	(2,649)	(385)
Increase in accounts payable		2,411	161	5,451	793
Increase/(decrease) in deferred revenue		47,015	59,253	(49,439)	(7,191)
(Decrease)/increase in salary and welfare payable		(4,663)	12,806	(9,121)	(1,327)
Increase/(decrease) in financial liabilities from contracts with customers		76,218	100,190	(13,864)	(2,016)
(Decrease)/increase in accrued expenses and other payables		(4,224)	4,224	14,854	2,160
Increase in prepaid tax		(1,286)	(2,237)	(9,151)	(1,331)
Increase in income tax payable		3,156	6,104	788	115

Net cash flow generated from operating activities		92,624	259,708	78,535	11,424

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	4	—	—	(87,982)	(12,796)
Purchases of property and equipment		(80,823)	(75,873)	(64,371)	(9,362)
Purchase of equity method investments	7	(19,000)	—	(3,750)	(545)
Proceeds from disposal of property and equipment		29,114	3,420	427	62
Advances to related parties	18(a)	(65,633)	(76,395)	(49,023)	(7,130)
Repayment of advances to related parties	18(a)	20,866	68,920	97,680	14,207
Purchase of short-term investments		(710,500)	(796,700)	(511,000)	(74,322)
Proceeds from maturities of short-term investments		715,390	749,185	564,963	82,170
Loan to a third-party		—	—	(20,000)	(2,909)
Others		—	(1,186)	(1,737)	(253)

Net cash used in investing activities		(110,586)	(128,629)	(74,793)	(10,878)

METEN INTERNATIONAL EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOW (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		For the Year Ended December 31,
	Note	2016	2017	2018
		RMB'000	RMB'000		US$'000
					Unaudited (Note 2(c))
Cash flows from financing activities:
Proceeds from issuance of Redeemable Owners' Investment	13	170,000	—	—	—
Capital contribution of non-controlling interests		—	1,000	—	—
Advances from related parties	18(a)	9,052	22,757	37,138	5,401
Repayment of advances from related parties	18(a)	(7,309)	(17,624)	(26,337)	(3,830)
Deemed distribution	1(b)	(10,626)	—	—	—
Distributions in connection with Reorganization		—	—	(148,270)	(21,565)
Proceeds from bank loans		10,000	—	—
Repayment of bank loans		(30,000)	—	—	—
Payment of acquisition of additional interests in subsidiaries		(17,696)	—	—	—
Payment for offering expenses		—	—	(5,164)	(753)
Others		215	(112)	—	—

Net cash generated from/ (used in) financing activities		123,636	6,021	(142,633)	(20,747)

Net increase/(decrease) in cash and cash equivalents and restricted cash		105,674	137,100	(138,891)	(20,201)
Cash and cash equivalents and restricted cash at the beginning of the year		85,583	191,257	328,357	47,758

Cash and cash equivalents and restricted cash at the end of the year		191,257	328,357	189,466	27,557

Supplemental disclosure of cash flow information:
Interest paid		769	9	8	1
Income tax paid		2,460	12,354	29,083	4,230
Supplemental disclosure of non-cash investing and financing activities:
Payables for purchase of property and equipment		—	11,702	—	—
Accretion of Redeemable Owners' Investment	13	10,577	19,000	9,814	1,427
Consideration payable for the acquisitions of subsidiaries	4	—	—	27,800	4,043
Supplemental disclosure of Cash and cash equivalents and restricted cash:
Cash and cash equivalents		187,454	321,776	174,679	25,406
Restricted cash		3,803	6,581	14,787	2,151
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows		191,257	328,357	189,466	27,557

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities

(a)
Principal activities

        Meten International Education Group (the "Company" and where appropriate, the term "Company" also refers to its subsidiaries, variable interest entity and subsidiaries of the variable interest entity as a whole) was incorporated on July 10, 2018 under the law of Cayman Islands as an exempted company with limited liability. The Company, through its subsidiaries and consolidated variable interest entities ("VIEs") (collectively referred to as the "Group") is primarily engaged in providing a wide range of educational programs, services and products, consisting primarily of classroom-based English training services, overseas training services, online English training services and operation of education software. All of the Company's operations and customers are located in the People's Republic of China ("PRC"). The Company does not conduct any substantive operations of its own.

        As of December 31, 2018, the details of the Company's major subsidiaries, consolidated VIEs and the major subsidiaries of the VIEs are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Major subsidiaries:
Meten Education Investment Limited ("Meten BVI")	July 18, 2018	British Virgin Islands ("BVI")	100%	Investment holding
Likeshuo Education Investment Limited ("Likeshuo BVI")	July 18, 2018	British Virgin Islands ("BVI")	100%	Investment holding
Meten Education (Hong Kong) Limited ("Meten HK")	August 22, 2018	Hong Kong	100%	Investment holding
Likeshuo Education (Hong Kong) Limited ("Likeshuo HK")	August 22, 2018	Hong Kong	100%	Investment holding
Zhuhai Meizhilian Education Technology Co., Ltd.("Zhuhai Meten")	September 20, 2018	PRC	100%	Technology development and education consulting service
Zhuhai Likeshuo Education Technology Co., Ltd. ("Zhuhai Likeshuo")	September 20, 2018	PRC	100%	Technology development and education consulting service

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities (Continued)

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
VIEs:
Shenzhen Meten International Education Co., Limited ("Shenzhen Meten")	April 3, 2006	PRC	100%	Offline English training
Shenzhen Likeshuo Education Co., Ltd. ("Shenzhen Likeshuo")	October 26, 2018	PRC	100%	Online English training
VIEs' major subsidiaries and schools:
Shenzhen Qianhai Meten Technology Co., Ltd	October 30, 2013	PRC	80%	Online English training
Meten Education (Shenzhen) Co., Ltd	November 24, 2015	PRC	100%	Offline English training
Nanjing Meten Foreign Language Training Co., Ltd	December 6, 2013	PRC	100%	Offline English training
Chengdu Meten Education Technology Co., Ltd	April 20, 2016	PRC	100%	Offline English training
Guangzhou Meten Education Technology Co., Ltd	March 29, 2016	PRC	100%	Offline English training
Beijing Jingchengying Education and Culture Development Co., Ltd.	September 16, 2002	PRC	80%	Offline English training
Beijing Jingchengying Education Network Technology Co., Ltd.	July 15, 2005	PRC	80%	Online English training
Beijing Fengtai District ABC Foreign Language Training School	May 27, 2005	PRC	80%	Offline English training
Beijing Xicheng District ABC Foreign Language Training School	February 16, 2007	PRC	80%	Offline English training
Harbin ABC Foreign Language School	February 28, 2000	PRC	80%	Offline English training
Harbin ABC Culture Training School	November 18, 2016	PRC	80%	Offline English training
Harbin Xiangfang District ABC Foreign Language School	July 31, 2006	PRC	80%	Offline English training
(b)
History of the Group and reorganization

        The Group's history began in April 2006 with the commencement of operations of Shenzhen Meten, a limited liability company incorporated in the PRC by

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities (Continued)

Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo (collectively known as the "Founders"). On December 18, 2017, Shenzhen Meten converted into a joint stock limited liability company and 30,000,000 shares of RMB1 each were issued.

        From March 2012 to August 2018, Mr. Yun Feng, Shenzhen Daoge Growth No.3 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.5 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.6 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.11 Investment Fund Partnership (Limited Partnership), Shenzhen Daoge Growth No.21 Investment Fund Partnership (Limited Partnership), Zhihan (Shanghai) Investment Center (Limited Partnership), Hangzhou Muhua Equity Investment Fund Partnership (Limited Partnership) (collectively known as the "Pre-IPO Investors") each acquired certain equity interests in Shenzhen Meten.

        In preparation of the initial public offering ("IPO") of Shenzhen Meten's general adult English training, overseas training services, online English training and other English language-related services businesses ("the Business"), Shenzhen Meten has undergone a series of reorganization transactions ("Reorganization") in 2018. The main purpose of the Reorganization is to establish a Cayman holding company for the listing of the Business in preparation for its overseas IPO.

        The Reorganization was executed in the following steps:

  1)
  The Company was incorporated as an exempted company with limited liability in the Cayman Islands on July 10, 2018 and as offshore holding company of the Group. In July and August 2018, the Founders and Pre-IPO Investors subscribed for ordinary shares of the Company at par value, all in the same proportions as the percentage of the then equity interest they held in Shenzhen Meten. Upon the issuance of ordinary shares to the Founders and Pre-IPO Investors, the equity structure of the Company is identical to that of Shenzhen Meten.

  2)
  In July 2018, the Company further established two wholly-owned subsidiaries in the British Virgin Islands, Meten BVI and Likeshuo BVI.

  3)
  In August 2018, Meten BVI and Likeshuo BVI established two wholly-owned subsidiaries in Hong Kong, Meten HK and Likeshuo HK, respectively.

  4)
  In September 2018, Meten HK and Likeshuo HK established two wholly-owned subsidiaries in China, named Zhuhai Meten and Zhuhai Likeshuo, respectively.

  5)
  In October 2018, Shenzhen Meten was split into three separate legal entities, namely Shenzhen Meten, Shenzhen Likeshuo and Shenzhen Yilian Education Investment Co. Ltd. ("Shenzhen Yilian Investment").

  6)
  In November 2018, Zhuhai Meten and Zhuhai Likeshuo (collectively the "WFOEs") entered into a series of contractual arrangements, including a business cooperation agreement, exclusive technical service and management consultancy agreement, exclusive call option agreement, equity pledge agreement and shareholders' rights entrustment agreement (collectively referred to as the "Contractual Arrangements" as further described below) with Shenzhen Meten, Shenzhen Likeshuo and their shareholders, respectively. Consequently,

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities (Continued)

    Shenzhen Meten and Shenzhen Likeshuo became consolidated VIEs of the Company upon the completion of the relevant reorganization steps.

  7)
  As part of the Reorganization, Shenzhen Meten transferred its equity interests in certain operations that are not a part of the Business to Shenzhen Yilian Investment and made a net cash distribution of approximately RMB148,270. Such net payment is recorded as distributions in connection with Reorganization in the accompanying consolidated statements of changes in shareholders' deficit for the year ended December 31, 2018.

        The Reorganization involved the restructuring of the legal structure of the Business, which was under common control and did not result in any changes in the economic substance of the ownership and the Business. The accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

        Upon completion of the Reorganization, the Company's shares and per share information including the basic and diluted (loss)/income per share have been presented retrospectively as if the number of ordinary shares outstanding immediately after the completion of the Reorganization had been outstanding from the beginning of the earliest period presented, except for the ordinary shares issued in connection with the exchange of Redeemable Owner's Investment held by the Pre-IPO investors during the Reorganization have been weighted for the portion of the period that they were outstanding.

(c)
VIE arrangements

        There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing English language training and value-added telecommunications services in the PRC. To comply with the relevant PRC laws and regulations, the Company operates substantially all of its business through its VIEs. To provide the Company the control of the VIEs, Zhuhai Meten and Zhuhai Likeshuo entered into a series of contractual arrangements with the VIEs and their respective equity holders as follows:

Business Cooperation Agreements

        Pursuant to the business cooperation agreements, the WFOEs shall provide management support, consulting services and technical services necessary for the English training and relevant services, and in return, the VIEs shall pay services fees to the WFOEs accordingly as described under the exclusive technical service and management consultancy agreement. Without the prior written consent of the WFOEs, the VIEs and its affiliated entities cannot accept services provided by or establishing similar corporation relationship with any third party.

Exclusive Technical Service and Management Consultancy Agreements

        Pursuant to the exclusive technical service and management consultancy agreements, the WFOEs agreed to provide exclusive technical services to the VIEs and its affiliated entities. Without the prior written consent of the WFOEs, the VIEs and their respective affiliated entities cannot accept services provided by or establishing similar corporation relationship with any third party. The WFOEs owns the exclusive intellectual property rights created as a result of the performance of this agreement unless

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities (Continued)

otherwise provided by the PRC laws or regulations. In consideration of the technical and management consultancy services provided by the WFOEs, the VIEs and their respective affiliated entities agreed to pay annual service fees to the WFOEs in an amount at the WFOEs' discretion. As of December 31, 2018, no service fee had been paid by and or was payable from the VIEs to the WFOEs.

Exclusive Call Option Agreements

        Under the exclusive call option agreements, entered into among the VIEs, the WFOEs and each of the equity holders of the VIEs, each of the equity holders of the VIEs irrevocably granted the WFOEs an exclusive option to purchase, or have its designated representatives to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in the VIEs. The WFOEs or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. The exercise prices for the VIEs is equal to the lowest price as permitted under applicable PRC law and regulations. Without the WFOEs' prior written consent, the VIEs' equity holders shall not sell or otherwise dispose of their beneficial interest, increase or decrease the registered capital, amend its articles of association, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees, etc.. The agreements expire upon transfer of all equity interest and assets of the VIEs to the WFOEs or its designated representatives.

Equity Pledge Agreements

        Pursuant to the equity pledge agreements among the WFOEs, the VIEs and the equity holders of the VIEs, the equity holders of the VIEs shall pledge all of their equity interests in the VIEs to the WFOEs to guarantee the performance by the VIEs and the equity holders' performance of their respective obligations under the Contractual Arrangements. In enforcing the pledge, if the VIEs and/or their shareholders breach their contractual obligations under those agreements, the WFOEs, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests. This agreement is not terminated until all of the VIEs' obligations have been fulfilled under the Contractual Arrangements.

Shareholders' Rights Entrustment Agreements

        Pursuant to the shareholders' rights entrustment agreement signed between the WFOEs, the VIEs and the equity holders of the VIEs, the equity holders of the VIEs irrevocably appointed the WFOEs as its attorney-in-fact to exercise on such shareholder's behalf any and all rights that such shareholder has in respect of its equity interest in the VIEs, including but not limited to executing the exclusive right to convene and attend shareholders' meeting, vote on all matters of the VIEs under their Articles of Association, nominate and appoint directors and other senior management members of the VIEs. These agreements remain effective and irrevocable in the period which can be extended under PRC laws until the WFOEs has purchased all equity of the VIEs under the exclusive call option agreements.

Spousal Undertakings

        Pursuant to the spouse undertakings, the respective spouse of the individual shareholders of the VIEs has irrevocably agreed to the execution of business cooperation agreement, exclusive technical service and management consultancy agreement, exclusive call option agreement, equity pledge

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities (Continued)

agreement and shareholders' rights entrustment agreement. The respective spouse of the individual shareholders of the VIEs further undertakes that he or she has not participated, is not participating and shall not in the future participate in the operation, management, liquidation, dissolution and other matters in relation to the VIEs and its affiliated entities, and confirms that the respective shareholder or its designated person can execute all necessary documents and perform all necessary procedures and give effect to the fundamental purposes under the contractual arrangements mentioned above, and further confirms and agrees to all such documents and procedures in relation to the spouse's equity interest in the VIEs.

        Through the aforementioned contractual agreements, the Company has the ability to:

  •
  exercise effective control over the VIEs whereby having the power to direct Shenzhen Meten and Shenzhen Likeshuo's activities that most significantly drive the economic results of them;

  •
  receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from Shenzhen Meten and Shenzhen Likeshuo as if it was their sole shareholder; and

  •
  have an exclusive option to purchase all of the equity interests in Shenzhen Meten and Shenzhen Likeshuo.

        Management therefore concluded that the Company, through the above Contractual Arrangements, has the power to direct the activities that most significantly impact the VIEs' economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore the Company is the ultimate primary beneficiary of these VIEs. Consequently, the financial results of the VIEs were included in the Group's consolidated financial statements.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities (Continued)

        The table sets forth the assets and liabilities of the VIEs included in the Company's consolidated balance sheets:

	As of December 31,
	2017	2018
	RMB'000	RMB'000
ASSETS
Current assets
Cash and cash equivalents	321,776	174,323
Short-term investments	50,187	—
Contract assets	11,851	14,208
Accounts receivable	1,111	2,221
Other contract costs	43,041	46,503
Prepayments and other current assets	65,013	104,761
Amounts due from related parties	77,363	29,206
Prepaid income tax	3,523	12,674

Total current assets	573,865	383,896

Non-current assets
Restricted cash	6,581	14,787
Other contract costs	13,752	7,968
Equity method investments	18,008	23,426
Property and equipment, net	195,411	211,954
Intangible assets, net	—	36,904
Deferred tax assets	26	4,072
Goodwill	53,542	276,906
Long-term prepayments and other non-current assets	44,329	46,978
Total non-current assets	331,649	622,995

Total assets	905,514	1,006,891

Current liabilities
Accounts payable	7,056	13,974
Deferred revenue	341,328	432,083
Salary and welfare payable	70,032	67,892
Financial liabilities from contracts with customers	437,027	423,163
Accrued expenses and other payables	34,478	78,462
Income taxes payable	9,481	3,468
Amounts due to related parties	9,272	20,073
Total current liabilities	908,674	1,039,115

Non-current liabilities
Deferred revenue	42,707	52,169
Deferred tax liabilities	7,489	23,101
Non-current tax payable	—	6,801

Total non-current liabilities	50,196	82,071

Total liabilities	958,870	1,121,186

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities (Continued)

        The table sets forth the results of operations of the VIE included in the Company's consolidated statements of comprehensive (loss)/income:

	Years ended December 31,
	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Net revenues	801,545	1,149,721	1,424,234
Net (loss)/income	(27,147)	40,342	53,755

        The table sets forth the cash flows of the VIE included in the Company's consolidated statements of cash flows:

	Years ended December 31,
	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Net cash generated from operating activities	92,624	259,708	78,680
Net cash used in investing activities	(110,586)	(128,629)	(74,793)
Net cash generated from / (used in) financing activities	123,636	6,021	(142,633)

        The unrecognized revenue producing assets that are held by the VIEs comprise of assembly workforce and intellectual property and trademarks which were not recorded on the Company's consolidated balance sheets as they do not meet all the capitalization criteria.

        In accordance with the Contractual Arrangements, the Company has power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without restrictions. Therefore the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the respective VIE, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of their registered capital and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of the restricted net assets.

        As the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs.

Risks associated with VIE arrangements

        There are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations, and the Company cannot assure you that the PRC government would agree that the Group's corporate structure or any of the above-mentioned Contractual Arrangements comply with current or future PRC laws or regulations. The PRC laws and regulations governing the validity of these Contractual Arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. If the Company and its consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain any of the

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities (Continued)

required licenses and permits, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

  (a)
  revoking the business licenses of such entities;

  (b)
  discontinuing or restricting the operations of any transactions among the Company's PRC subsidiaries and the VIEs;

  (c)
  limiting the Company's business expansion in China by way of entering into contractual arrangements;

  (d)
  confiscating the income of the VIEs or the Company's PRC subsidiaries;

  (e)
  imposing fines, penalties or other requirements with which the Company, its PRC subsidiaries or consolidated VIEs may not be able to comply;

  (f)
  requiring the Company to restructure its ownership structure or operations, terminate the Contractual Arrangements with the VIEs and deregistering the equity pledges on the equity interest in the VIEs, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

  (g)
  restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in China; or

  (h)
  restricting the use of financing sources by the Company or the VIEs, or otherwise restricting the Company or the VIEs' ability to conduct business.

        If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the Contractual Arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations.

(d)
Basis of presentation

        The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

        The consolidated financial statements are presented in Renminbi ("RMB"), rounded to the nearest thousands except share data and per share data, or otherwise noted.

        The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group's ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements, including obtaining bank borrowings.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

1. Organization and Principal Activities (Continued)

        Historically, the Group relied on external bank loans and financing from Pre-IPO investors to fund its working capital and capital expenditure requirements and to meet its obligations and commitments when they become due.

        The Group has carried out a review of its cash flow forecast for the twelve months ending from the date of this report. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group's working capital and capital expenditures requirements, and other liabilities and commitments as they become due. In preparing the cash flow forecast, management has considered historical cash requirements, working capital and capital expenditures plans, estimated cash flows provided by operations, existing cash on hand, as well as other key factors, including its ability to obtain external financing. Management believes the assumptions used in the cash forecast are reasonable.

(e)
Principles of consolidation

        The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation.

        Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting powers; has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

        A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE's economic performance, and also the Group's obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company, through the WFOEs holds all the variable interests of the VIEs, and has been determined to be the primary beneficiary of the VIEs.

2. Significant accounting policies

(a)
Use of estimates

        The preparation of the Company's consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, estimate of standalone selling prices of each unit of accounting in multiple elements arrangements, estimate of breakage, the fair value of identifiable assets acquired , liabilities assumed and non-controlling interests in business combinations, the useful lives of long-lived assets including intangible assets, the fair value of the reporting unit for the goodwill

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

impairment test, the allowance for doubtful accounts receivable and other receivables, the realization of deferred tax assets, the fair value of share-based compensation awards, and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(b)
Functional currency

        The Group use RMB as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of the PRC is United States dollar ("US$"), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

(c)
Convenience translation

        Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive (loss)/income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8755, representing the index rates stipulated by the Federal Reserve Bank of New York on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(d)
Cash and cash equivalents

        Cash and cash equivalents comprise cash at bank and on hand, and highly liquid investments. The Group considers highly liquid investments that are readily convertible into known amounts of cash and with a maturity of three months or less when purchased to be cash equivalents. All of the Group's bank deposits is RMB denominated and are placed with financial institutions in the PRC. Cash equivalents amounted to RMB10,000 and RMB nil as of December 31, 2017 and 2018, respectively.

(e)
Short-term investments

        Short-term investments include wealth management products, which are mainly deposits with variable interest rates placed with financial institutions. The Group classifies the wealth management products as available-for-sale securities. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from earnings and reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

(f)
Contract assets

        A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are set off against financial liabilities with customers when the customers are not entitled to full refund of the tuition fee paid (see note 2(r)).

(g)
Accounts Receivable

        Accounts receivable primarily consists of receivables of franchise fees and amounts due from the customers under the installment payment arrangement (note 5(i)). Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its franchisee and customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

        The Group maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2017 and 2018, the Group does not have any off-balance-sheet credit exposure relate to its customers, except for the guarantees given to installment institutions for loans granted to customers of the Group's English training services in Note 19(c).

(h)
Contract costs

        Contract costs are the incremental costs of obtaining a contract with a customer. Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained e.g. an incremental sales commission. Incremental costs of obtaining a contract are capitalized when incurred if the costs relate to revenue which will be recognised in a future reporting period and the costs are expected to be recovered. Other costs of obtaining a contract are expensed when incurred. Capitalized contract costs are stated at cost less accumulated amortisation and impairment losses.

        Contract costs capitalized as of December 31, 2017 and 2018 relate to the incremental sales commissions paid to third-party sales agents or the Group's sales personnel whose selling activities resulted in customers entering into sale and purchase agreements for the Group's services. Contract costs are recognized as part of "selling and marketing expenses" in the consolidated statements of comprehensive (loss)/income in the period in which revenue from the related services is recognized. The amount of capitalized costs recognized in profit or loss for the years ended December 31, 2016, 2017 and 2018 were RMB51,304, RMB68,191 and RMB 87,126 respectively.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

(i)
Restricted cash

        Restricted cash mainly consists of security deposits for establishments of training schools as requested by local education bureau. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreement for the establishment. Amounts included in restricted cash represent those required to be set aside by a contractual agreement with education bureau.

(j)
Equity method investments

        Investee companies over which the Group has the ability to exercise significant influence, but does not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when the Group has an ownership interest in the voting stock of the investee between 20% and 50%, and other factors, such as representation on the investee's board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate.

        Under the equity method, the Group initially records its investment at cost and subsequently recognizes the Group's proportionate share of each equity investee's net income or loss after the date of investment into earnings and accordingly adjusts the carrying amount of the investment. The Group reviews its equity method investments for impairment whenever an event or circumstance indicates that an other-than-temporary impairment has occurred. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its equity method investments. An impairment charge is recorded when the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary.

(k)
Property and equipment, net

        Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.

        Gains or losses arising from the disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

        The estimated useful lives are presented below.

Buildings	20 years
Leasehold improvements	Shorter of the lease term and the estimated useful lives of the assets
Motor vehicles	5 years
Equipment, fixture and furniture, and other fixed assets	2 - 10 years

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

        Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

        The Group capitalizes costs associated with the acquisition of major software for internal use in other assets in the consolidated balance sheet and amortizes the assets over the expected life of the software, generally between five and ten years.

(l)
Business combinations

        Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition.

        Major business combinations occurred during the years ended December 31, 2016, 2017 and 2018 are disclosed in Note 4.

(m)
Acquired intangible assets, net

        Acquired intangible assets other than goodwill mainly consist of trademark, backlog, customer relationship and favorable lease assets, and are carried at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The amortization periods by intangible asset classes are as follows:

Trademark	10 years
Backlog	3 years
Customer relationship	5.5 years
Favorable lease contracts	3 years
(n)
Impairment of long-lived assets

        Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for the years December 31, 2016, 2017 and 2018.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

(o)
Operating leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements comprehensive (loss) income on a straight-line basis over the lease periods. Certain operating leases contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. The Group had no capital leases for the years ended December 31, 2016, 2017 and 2018.

(p)
Goodwill

        Goodwill represents the excess purchase price over the estimated fair value of net assets acquired in a business combination.

        Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for the Group's business, estimation of the useful life over which cash flows will occur, and determination of the Group's weighted average cost of capital.

        The Group has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Group performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. The Group performs its annual impairment review of goodwill at December 31 of each year. No impairment losses were recorded for goodwill for the years ended December 31, 2016, 2017 and 2018.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

(q)    Deferred Revenue

        Cash proceeds received from customers are recorded as deferred revenue when the Group being unconditionally entitled to the tuition fees/proceeds under the payment terms set out in the contract. Deferred revenue are recognized as revenues when revenue recognition criteria are met.

(r)    Revenue recognition

        The Company adopted ASC 606, "Revenue from Contracts with Customers" for all periods presented. Consistent with the criteria of ASC 606, the Company follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

        The primary sources of the Group's revenues are as follows:

  (1)
  General adult English training service and overseas training service

    The general adult English training service primarily consist of English classroom-based training. Course fees are generally collected in advance as a package or paid under installment plans for: (i) service fee of main English classroom-based courses; (ii) service fee of supplementary English classroom-based course; (iii) educational materials; and (iv) assessment of level of English proficiency.

    The overseas training services are provided for customers planning to take international standardized tests and/or study abroad. Such services comprise international standardized test preparation courses and overseas study services.

    The customers can attend main English classroom-based course/overseas training for predetermined course hours in a predetermined period of time. Supplementary English classroom-based course can be attend without limit in such period of time.

    The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group has considered various possible forms that variable considerations may take, including price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. Generally, customers are entitled to a short-term course trial period/trial courses which commences on the date the course begins or the date of contract signed. Course fee refunds are provided to customers if they decide not to participate in such course within the trial period/trial courses. In addition, the Group offers refunds of the amount related to 70% of the course fee of the undelivered course hours to customers who withdraw from a course, provided attended course hours are less than or equal to 30% of total hours in the courses at the time of withdrawal. No refund will be provided for customers attending more than 30% of total hours in the underlying courses. Reversal in the amount of cumulative revenue arising from refunds have been insignificant for the years ended December 31, 2016, 2017 and 2018.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

    Each type of service/product included in the course fee is a separate unit of accounting, as each type has distinct nature with different patterns and measurements of transfer to the customers. The Group estimates standalone selling prices of each service/product and recognizes them in different revenue recording methods.

    For main English classroom-based courses/overseas training services, revenues are recognized proportionately as the course hours are consumed. Customers may not utilize all of their contracted rights within the service period. Such unutilized service treatments are referred to as breakage. An expected breakage amount is determined by historical experience and is recognized as revenue in proportion to the pattern of service utilized by the customers.

    For supplementary English classroom-based course, revenues are recognized on a straight-line basis over the entire main English classroom-based course period.

    For educational materials and assessments of level of English proficiency, revenues are recognized according to the accounting policy as set out in note 2(r)(4) below.

    Course fee received are initially recorded as financial liabilities from contracts with customers. During the trial period/trial courses, the Group recognizes contract assets when revenues are recognized. After the completion of trial period/trial course but before the completion of 30% of total hours in the courses, the contract assets are set off against the financial liabilities from contracts with customers and recognition of revenue is recorded as a reduction of the related financial liabilities from contracts with customers, and non-refundable amounts of course fee are transferred from financial liabilities from contracts with customers to deferred revenue. After the completion of 30% of total hours in the courses, the remaining financial liabilities from contracts with customers are reclassified as deferred revenue in the consolidated balance sheet and the recognition of revenue is recorded as a reduction of the deferred revenue.

  (2)
  Online English training services

    The Group operates "Likeshuo" platform to offer online live streaming English training services. Customers enroll for online courses by the use of prepaid study cards.

    The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group has considered various possible forms that variable considerations may take, including price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. For courses offered on the "Likeshuo" platform, the Group typically allows a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with the delivering such courses/services online, provided that a customer shall apply for refund at any time during these courses. Reversal in the amount of cumulative revenue arising from refunds have been insignificant for the years ended December 31, 2016, 2017 and 2018.

    The proceeds collected for the study cards are initially recorded as financial liabilities from contracts with customers. Revenues are generally recognized proportionately as the course/service hours are delivered.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

  (3)
  Junior English training

    The Group offers junior English training services under "Meten" brand and "ABC" brand. Customers attend the classroom-based training for predetermined course hours in a predetermined period of time.

    The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group has considered various possible forms that variable considerations may take, including price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. For courses offered under "Meten" brand, the refund policy is similar to the general adult English training service. For courses offered under "ABC" brand, customers are generally entitled to full refund regarding the incompleted course hours after deduction of RMB2,000 as the early contract termination fee if a student requests a refund within 30 days upon the commencement of the course. No refund will be provided if a student requests a refund after 30 days upon the commencement of the course. Course fee received are initially recorded as financial liabilities from contracts with customers. Within the trial period of 30 days, recognition of revenue is recorded as a reduction of the related financial liabilities from contracts with customers. After 30 days upon the commencement of the course, the remaining financial liabilities from contracts with customers are reclassified as deferred revenue in the consolidated balance sheet and the recognition of revenue is recorded as a reduction of the deferred revenue. Revenues are generally recognized proportionately as the course hours are delivered.

  (4)
  Sales of goods

    Sales of goods are primarily derived from 1) sales of food and beverage during tuitions; and 2) delivery of educational materials and assessment report of level of English proficiency as included in the package of general classroom-based English training services. Revenue is recognized when the customer takes possession of and accepts the products.

  (5)
  Revenue from other English language-related services

    Revenue from other English language-related services are primarily derived from franchising learning centers through which the franchisee are authorized to use the Group's brand and are required to adopt the Group's centralized management system. An initial franchise fee and one-time design consulting fee or a renewal franchise fee is received when the Group enters into or renew a franchise agreement. During the term of the franchise, each franchised learning center are charged recurring franchise fees monthly based on an agreed percentage of its collected course and service fees and related individual course materials fees. The revenue of initial/renewal franchise fee is recognized on a straight-line basis over the franchise period. The revenue of one-time design consulting fee is recognized when the consulting service is provided. The revenue of recurring franchise fee is recognized when the Group and the franchisee confirm and agree the calculation of the fee at the end of each month during the franchise period.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

(s)    Cost of revenue

        Cost of revenue consists of expenditures incurred in the generation of the Group's revenue, includes but not limited to the course content related costs, service fees paid to contract human teachers in courses, rental expenses, IT service costs and depreciations for property and equipment.

(t)    Sales and marketing expenses

        Sales and marketing expenses consist primarily of advertising costs, branding and marketing expenses, salary and welfare for sales and marketing personnel, commission to distribution channels and sales and marketing personnel. The branding and marketing expenses amounted to RMB90,039, RMB135,418 and RMB144,203 for the years ended December 31, 2016, 2017 and 2018, respectively.

(u)    General and administrative expenses

        General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, depreciation expenses for property and equipment, property management fee and general office expenses.

(v)    Research and development expenses

        Research and development costs are expensed as incurred.

(w)    Government grants

        Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Company's consolidated statements of comprehensive (loss) income when the grant becomes receivable. For the years ended December 31, 2016, 2017 and 2018, RMB4,434, RMB4,046 and RMB7,817 of government grants were recognized, respectively.

(x)    Employee benefits

        Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB36,621, RMB47,438 and RMB56,248 for the years ended December 31, 2016, 2017 and 2018, respectively.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

(y)    Income taxes

        Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards, if any. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted.

        The Group reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is "more-likely-than-not" that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a "more-likely-than-not" realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, and the Group's experience with operating loss and tax credit carryforwards, if any, not expiring.

        The Group recognizes in its financial statements the impact of a tax position if that position is "more-likely-than-not" to prevail based on the facts and technical merits of the position. Tax positions that meet the "more-likely-than-not" recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized related to unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

(z)    Share based compensation

        Share-based compensation costs are measured at the grant date. The compensation expense in connection with the shares awarded to employees is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the shares awarded to employees, the discounted cash flow pricing model has been applied.

(aa)    Statutory reserve

        In accordance with the Company Laws of the PRC, the PRC Entities registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined in accordance with the legal requirements in the PRC. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

        The use of the statutory reserves are restricted to the off-setting of losses or increasing capital of the respective company. All these reserves are not allowed to be transferred to their investors in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

(ab)    Contingencies

        In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(ac)    Fair value measurements

        The Group applies ASC 820, Fair Value measurements and Disclosures, for fair value measurements financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the financial statements on a recurring and non-recurring basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. ASC 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

        ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value.

        The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

  •
  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date.

  •
  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

  •
  Level 3 inputs are unobservable inputs for the asset or liability.

        The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management's own judgments about the assumptions that market

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

        The carrying amounts of cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, income taxes payable, accrued expenses and other payables as of December 31, 2017 and 2018 approximate their fair values because of short maturity of these instruments.

(ad)    Net (loss)/income per share

        Basic net (loss)/income per share is computed by dividing net (loss)/income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted net (loss)/income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised into common shares. Common share equivalents are excluded from the computation of the diluted net (loss)/income per share in years when their effect would be anti-dilutive. The Group has non-vested shares which could potentially dilute basic (loss)/income per share in the future. To calculate the number of shares for diluted net (loss)/income per share, the effect of the non-vested shares is computed using the treasury stock method.

(ae)    Recently issued accounting pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires the Group to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Group to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Group satisfies a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. The Group has early adopted the standard. Details of the accounting policy on revenue is disclosed in note 2(r).

        In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01"). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for annual reporting periods, and interim periods within those

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Group has adopted ASU 2016-01 and determined that the adoption does not have a material impact on the Company's consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases" ("ASU 2016-02"). The guidance requires a lessee to recognize right-of-use ("ROU") assets and lease liabilities on the balance sheet for all lease obligations and disclose key information about leasing arrangements, such as the amount, timing, and uncertainty of cash flows arising from leases. The guidance requires modified retrospective application and is effective for fiscal years beginning after December 15, 2018 for public companies; however, early adoption is permitted. Entities are allowed to apply the modified retrospective approach (i) retrospectively to each prior reporting period presented in the financial statements with the cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (ii) retrospectively at the beginning of the period of adoption on January 1, 2019, through a cumulative-effect adjustment.

        The Group will adopt this standard as of January 1, 2019 and will apply the modified retrospective approach on this date by recording a cumulative-effect adjustment. Upon adoption the Group will elect the package of practical expedients permitted under the transition guidance within the new standard, which among other things allows the group to carryforward the historical lease classification. The Group will make an accounting policy election to keep leases with an initial term of 12 months or less off of the balance sheet. These lease payments will be recognized in the consolidated statements of comprehensive (loss) income on a straight-line basis over the lease term.

        Management expect that this standard will have a material effect on the Company's consolidated financial statements. Management currently believe the most significant changes relate to the recognition and measurement of right-of-use ("ROU") assets and lease liabilities on the balance sheet for operating leases of the buildings of the Group's training center and office space. The adoption of the standard is expected to result in recognition of ROU assets and lease liabilities of approximately RMB 553,172 and RMB 553,155, respectively, as of January 1, 2019. The Group does not believe the standard will materially affect the income statement, except for additional impairment of ROU assets, which could be material given the size of ROU assets.

        In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses" ("ASU 2016-13"), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

2. Significant accounting policies (Continued)

        In August 2016, the FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230), a consensus of the FASB's Emerging Issues Task Force" ("ASU 2016-15"). The new guidance is intended to reduce the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU is effective for public companies for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including interim periods within those fiscal years. An entity that elects early adoption must adopt all of the amendments in the same period. The guidance requires application using a retrospective transition method. The Group has early adopted ASU 2016-15 and the adoption had no material impact on the Group's consolidated financial statements.

        In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows" ("ASU 2016-18"). This ASU affects all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This update will become effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, and early adoption is permitted in any interim or annual period. The Group has early adopted ASU 2016-18 and the adoption had no material impact on the Company's consolidated financial statements.

        In January 2017, the FASB issued guidance which simplifies the current two-step goodwill impairment test by eliminating Step two of the test. The guidance requires a one-step impairment test in which an entity compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, if any. This guidance is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, and should be applied on a prospective basis. Early adoption is permitted for the interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact of the adoption of this guidance on its financial statements and related disclosures.

        In May 2017, the FASB issued ASU No. 2017-09, "Compensation—Stock compensation (Topic 718): Scope of modification accounting" ("ASU 2017-09"), which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Group has early adopted ASU 2017-05 and the adoption had no material impact on the Company's consolidated financial statements.

        In August 2018, the FASB issued ASU No. 2018-13 ("ASU 2018-13"), Fair Value Measurement. ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for the Group beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Group is not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

3. Risks and Concentration

(a)
Foreign exchange risk

        As the Group's principal activities are carried out in the PRC, the Group's transactions are mainly denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place through the People's Bank of China or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for the foreign exchange transactions are the rates of exchange quoted by the People's Bank of China that are determined largely by supply and demand.

        The management does not expect that there will be any significant currency risk for the Group during the reporting periods.

(b)
Credit and concentration risk

        The Group's credit risk arises from cash and cash equivalents, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

        The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

        The Group has no significant concentrations of credit risk with respect to its prepayments.

        Accounts receivable is typically unsecured and are derived from revenue earned either from franchisee or from customers under the installment payment arrangement. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

        The credit risk exposure resulted from guarantee provided for customers under the installment payment arrangement are disclosed in Note 19(c).

(i)
Concentration of revenues

        No single customer represented 10% or more of the Group's revenues for the years ended December 31, 2016, 2017 and 2018.

(ii)
Concentration of accounts receivable

        The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its franchisees and customers under the installment payment arrangements and generally does not require collateral or other security from such franchisees and customers.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

3. Risks and Concentration (Continued)

        The following table summarized party with greater than 10% of the accounts receivable:

	As of December 31,
	2017	2018
Receivables from Franchisee A	14%	—
Receivables from Franchisee B	18%	*
Receivables from Franchisee C	13%	—
Receivables from Franchisee D	11%	—
Receivables from Franchisee E	13%	—
Receivables from Franchisee F	21%	*
Receivables from Franchisee G	—	65%
Receivables from Franchisee H	—	15%

*
Less than 10%

4. Business combinations and acquisition of non-controlling interests in subsidiaries

        Assets acquired and liabilities assumed in business combinations were recorded on the consolidated balance sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Group have been included in the consolidated statements of (loss) income since their respective dates of acquisition. The excess of the purchase price plus the fair value of non-controlling interest of the acquiree at the acquisition date over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill.

Business acquisitions in the year ended December 31, 2018:

(i)
Acquisition of Beijing Jingchengying Education Culture Development Co., Ltd.

        On June 25, 2018, Shenzhen Meten entered into an agreement with the then shareholders of Beijing Jingchengying Education Culture Development Co., Ltd. (referred as "ABC Education" which is the brand name of this company), pursuant to which Shenzhen Meten agreed to acquire 80% equity interests in ABC Education for a cash consideration of RMB139,040. Upon completion of the acquisition, ABC Education became a partially-owned subsidiary of Shenzhen Meten. The acquisition was consummated on June 30, 2018.

        The principal business activity of ABC Education is providing Junior English training service.

        The transaction was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The results of ABC Education's operations have been included in the Company's consolidated financial statements since June 30, 2018. The revenue and net loss of ABC Education from the acquisition date to December 31, 2018 is RMB62,791 and RMB11,520 respectively.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

4. Business combinations and acquisition of non-controlling interests in subsidiaries (Continued)

        The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. The non-controlling interest represents the fair value of the 20% equity interest not held by the Company:

As of June 30, 2018
RMB'000
Cash and cash equivalents	24,248
Accounts receivable	165
Prepayments and other current assets	43,122
Inventories	2,517
Prepaid tax	613
Other current assets	3,804
Property, plant and equipment	3,679
Intangible assets	41,010
Accounts payable	(1,467)
Deferred revenue	(149,656)
Salary and welfare payable	(6,981)
Deferred tax liabilities	(17,832)
Fair value of non-controlling interests	(26,070)
Goodwill	221,888
Total purchase consideration	139,040

        The intangible assets mainly consist of trademark, backlog, customer relationship and favorable lease contracts. The fair values of the trademark of RMB16,200, the backlog of RMB5,815, the customer relationship of RMB11,400 and the favorable lease assets of RMB 7,565 are amortized over 10 years, 3 years, 5.5 years and 3 years, respectively on a straight line basis. The goodwill of RMB221,888, which was primarily attributable to the synergies expected to be achieved from the acquisition, was assigned to junior English training unit and is not deductible for tax purposes.

        The fair value of the deferred revenue was estimated based on the costs of fulfilling the obligations plus a normal profit margin under income approach.

Unaudited Pro Forma Financial Information

        The following unaudited pro forma consolidated financial information for the years ended December 31, 2017 and 2018 is presented as if the acquisition had been consummated on January 1, 2017 and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for illustrative purpose only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the date indicated and may not be indicative of future operating results.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

4. Business combinations and acquisition of non-controlling interests in subsidiaries (Continued)

        Unaudited pro forma consolidated statements of comprehensive income for the years ended December 31, 2017 and 2018:

	Year ended December 31, 2017	Year ended December 31, 2018
	RMB'000	RMB'000
Revenues	1,298,977	1,486,635
Net income	33,309	44,237
(ii)
Acquisition of Universal Travel Agency (Beijing) Co., Ltd.,

        On November 29, 2017, Shenzhen Meten entered into an agreement with the shareholders of Universal Travel Agency (Beijing) Co., Ltd.("Universal Travel"), pursuant to which, Shenzhen Meten acquired 100% equity interests in Universal Travel for a cash consideration of RMB1,500. Upon completion of the acquisition, Universal Travel became a wholly-owned subsidiary of Shenzhen Meten. The principal business activity of Universal Travel is providing overseas training services. The purchase price allocations resulted primarily in the recognition of RMB 1,475 of goodwill, none of which was deductible for tax purposes; and RMB25 of net assets. The goodwill of RMB1,475 was assigned to Overseas training services unit and is not deductible for tax purposes.

Acquisition of non-controlling interests in subsidiaries in the year ended December 31, 2016:

        In 2016, the Group acquired additional interests in four subsidiaries with total cash considerations of RMB17,696. Consequently, the difference of RMB24,164 between total cash considerations and the carry amounts of these non-controlling interests of RMB(6,468) at the acquisition date was recorded in additional paid-in capital.

5. Contract balances

        The following table provides information about contract assets, accounts receivable, deferred revenue and financial liabilities from contracts with customers.

	As of December 31,
	2017	2018
	RMB'000	RMB'000
Accounts receivable (i)	1,162	2,346
Less: Allowance for doubtful debts (ii)	(51)	(125)

Accounts receivable, net	1,111	2,221
Contract assets	11,851	14,208
Deferred revenue
—current	341,328	432,083
—non-current	42,707	52,169
Financial liabilities from contracts with customers	437,027	423,163

        Significant changes in the balances of accounts receivable, contract assets, deferred revenue and financial liabilities from contracts with customers are as follows.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

5. Contract balances (Continued)

(i)
The Group, in cooperation with a third-party company ("Loan Company"), offered an installment payment option to its customers. For each installment arrangement, the Loan Company provided an interest free loan to a customer and remitted the course fee to the Group on behalf of the borrowing customer to complete their purchase of the course. The borrowing customers were obligated to repay the loan in pre-agreed installments over the periods ranging from 6 months to 18 months to the Loan Company with a service fee of 10.45% of each installment.

        The Group also entered an entrusted loan agreement with the Loan Company. Under such entrusted loan arrangement, the installment arrangement between the Loan Company and the borrowing customers was funded by the Group and the Group was entitled to the installment service fee of 10.45%. The Loan Company was obligated to collect the repayment from the borrowing customers on behalf of the Group and charged the Group a collection service fee of 2.45% of each repayment, and remitted the proceeds together with the balance of installment service fee of 8% to the Group once received. The Loan Company did not bear the loss for any default in repayment by the borrowing customers.

        For financial reporting purposes, these transactions are accounted for as if the installment financing was provided by the Group to the borrowing customers based on the economic substance of the transactions. The Group allocated the total consideration between the fair value of the training service and the fair value of provision of financing to the borrowing customers. The fair value of provision of financing were recognized as interest income during the installment period by using effective interest method. The fair value of the training service were recognized according to the accounting policy of revenue recognition as disclosed in note 2(r), however, the non-refundable amounts related to the course hours that had been consumed by customers but not yet received by the Group under the installment arrangement were recorded as accounts receivable. Such cooperation with the Loan Company was terminated in 2017.

(ii)
Changes in the allowance for doubtful accounts were as follows:

	As of December 31,
	2017	2018
	RMB'000	RMB'000
At the beginning of the year	30	51
Allowance made during the year	77	74
Write-off	(56)	—

At the end of the year	51	125

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

5. Contract balances (Continued)

(a)
Contract assets

	As of December 31,
	2017	2018
	RMB'000	RMB'000
At the beginning of the year	11,687	11,851
Net off the beginning contract assets with financial liabilities, as the result of rights to consideration becoming unconditional	(9,747)	(9,688)
Contract assets recognized with the recognition of revenue during the year	9,911	12,045

At the end of the year	11,851	14,208

(b)
Deferred revenue and financial liabilities from contracts with customers

	As of December 31,
	2017	2018
	RMB'000	RMB'000
At the beginning of the year	661,619	821,062
Net off the beginning contract assets with financial liabilities, as the result of rights to consideration becoming unconditional	(9,747)	(9,688)
Revenue recognized that was included in the contract liabilities and financial liabilities at the beginning of the year	(488,727)	(696,447)
Increase due to cash received, excluding amount recognized as revenue or refunded	657,917	642,832
Business combination (note 4)	—	149,656

At the end of the year	821,062	907,415

        Reconciliation to the consolidated balance sheets

	As of December 31,
	2017	2018
	RMB'000	RMB'000
Deferred revenue	384,035	484,252
Financial liabilities	437,027	423,163

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

6. Prepayments and other assets

        The prepayments and other assets consist of the following:

	As of December 31,
	2017	2018
	RMB'000	RMB'000
Prepayments and other current assets
Receivables from third-party payment channels(i)	19,084	24,872
Cash advanced to employees	753	5,909
Prepaid advertising and marketing fees	9,168	4,471
Prepaid rental and property management fees	18,583	19,685
Prepayment for purchase of office supplies	930	575
Books and other related educational materials(ii)	7,183	8,468
Prepayment for acquisition of subsidiaries	1,186	1,884
Prepaid taxes	205	1,333
Deferred offering expenses	—	7,373
Receivables from a third-party(iii)	—	20,000
others	7,921	10,191

Total	65,013	104,761

Long-term prepayments and other non-current assets
Prepayment for leasehold improvement	7,147	2,981
Prepayment for purchase of motor vehicles	1,827	—
Long-term rental deposits	35,355	43,997

Total	44,329	46,978

(i)
The balances represent the course fee for the courses due from third-party payment channels that are mainly due to timing difference between the Group's receipts from the third-party payment channels versus the third-party payment channels' cash receipts from the customers.

(ii)
Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method (FIFO) for all inventories.

(iii)
The balance as of December 31, 2018 represents a short-term loan to a third-party company, which has maturity date of March 27, 2019.

7. Equity method investments

        In May 2006, the Group invested RMB 250 to acquire 30% equity interest of Xiamen Han'en Education Consulting Co., Ltd. and in July and November 2016, the Group invested RMB 9,000 and RMB10,000 to acquire 15% and 20% equity interests of Shenzhen SKT Education Technology Co., Ltd. and Beijing Wuyan Education Consulting Co., Ltd., respectively ("Wuyan"), which are mainly engaged in educational services. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. In April 2018, the Group made additional investment of RMB 3,750 in Wuyan to maintain its share of equity interests in this investee. The Group recognized (loss)/gain on equity method investments of RMB (842), RMB (150) and RMB 1,668 for the years ended December 31, 2016, 2017 and 2018, respectively.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

8. Property and equipment, net

        Property and equipment consists of the following:

	As of December 31,
	2017	2018
	RMB'000	RMB'000
Cost:
Buildings	102,795	102,795
Motor vehicles	6,677	10,388
Leasehold improvements	132,420	188,089
Equipment, fixture and furniture, and other fixed assets	51,023	56,766

Total cost	292,915	358,038

Less: Accumulated depreciation	97,504	146,084

Property and equipment, net	195,411	211,954

        Depreciation expense recognized for the years ended December 31, 2016, 2017 and 2018 are summarized as follows:

	Year ended December 31,
	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Cost of revenues	18,459	21,301	23,374
General and administrative expenses	13,200	15,467	27,494

	31,659	36,768	50,868

        As of December 31, 2017 and 2018, the ownership certificates for buildings with carrying value of RMB 26,989 and RMB 25,604 have not been obtained, respectively.

9. Intangible assets, net

        Intangible assets, net, consist of the following:

	As of December 31,
	2017	2018
	RMB'000	RMB'000
Trademark	—	16,200
Backlog	—	5,815
Customer relationship	—	11,400
Favorable lease contracts	—	7,565

Total cost	—	40,980

Less: accumulated amortization	—	4,076

Intangible assets, net	—	36,904

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

9. Intangible assets, net (Continued)

        Trademark, backlog, customer relationship and favourable lease contracts were recorded as a result of business acquisitions as disclosed in note 4.

        The Group recorded amortization expense of RMB nil, RMB nil and RMB 4,076 for the years ended December 31, 2016, 2017 and 2018, respectively.

        Estimated amortization expense of the existing intangible assets for the next five years is RMB8,153, RMB 8,153, RMB5,923, RMB3,693 and RMB3,693, respectively.

10. Income tax

(a)
Cayman Islands

        Under the current tax laws of Cayman Islands, the Company is not subject to tax on income, corporation or capital gain, and no withholding tax is imposed upon the payment of dividends to shareholders.

(b)
The British Virgin Islands ("BVI")

        Under the current tax laws of the BVI, the Company's BVI subsidiaries are not subject to any income taxes in BVI.

(c)
Hong Kong Profits Tax

        The Company's subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax at the rate of 16.5% on their assessable profits.

(d)
PRC Enterprise Income Tax ("EIT")

        On March 16, 2007, the National People's Congress of the PRC enacted the Enterprise Income Tax Law ("EIT Law"), under which domestic companies would be subject to Enterprise Income Tax ("EIT") at a uniform rate of 25%. The EIT Law became effective on January 1, 2008.

        Pursuant to Caishui 2012 No 27 issued by the Ministry of Finance and the State Administration of Taxation on Enterprise Income Tax Policy to Further Encourage Software Industry and Integrated Circuit Industry, Shenzhen Meten qualified as a "Newly Established and Qualified Software Enterprise", and was entitled to the tax holiday under which it was exempted from EIT in 2015 and 2016 if all the criteria for Newly Established and Qualified Software Enterprises status could be satisfied in the relevant years. Shenzhen Meten did not meet certain conditions of Qualified Software Enterprise in 2017 and 2018, and hence was subject to income tax at the standard rate of 25%.

        On November 30, 2018, Shenzhen Likeshuo received the High and New Technology Enterprise ("HNTE") certificate from the Guangdong provincial government. This certificate entitled Shenzhen Likeshuo to enjoy a preferential income tax rate of 15% for a period of three years from 2018 to 2020 if all the criteria for HNTE status could be satisfied in the relevant year.

        All the other PRC subsidiaries, VIEs and VIEs' subsidiaries of the Group are subject to income tax at 25%.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

10. Income tax (Continued)

        Under the EIT Law and its implementation rules, an enterprise established outside China with a "place of effective management" within China is considered a China resident enterprise for Chinese enterprise income tax purposes. A China resident enterprise is generally subject to certain Chinese tax reporting obligations and a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules to the New EIT Law provide that non-resident legal entities are considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc., occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside the PRC should be treated as residents for 2008 EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC are deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

        If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The CIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2017 and 2018, as the Company plans to permanently reinvest the earnings generated before December 31, 2018 in the PRC.

        Income tax returns of PRC Entities are filed on an individual entity basis. The PRC Entities have calculated their income tax provision using the separate return method in these consolidated financial statements.

Income taxes

        Income tax expense consists of the following:

	Year ended December 31,
	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Current income tax expense	4,679	16,223	20,720
Deferred income tax expense (income)	3,190	3,316	(6,266)

Total	7,869	19,539	14,454

Tax rate reconciliation

        The actual income tax expenses reported in the consolidated statements of comprehensive (loss)/income for each of the years ended December 31, 2016, 2017 and 2018 differ from the amount

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

10. Income tax (Continued)

computed by applying the PRC statutory income tax rate of 25% to income before income taxes due to the following:

	Year ended December 31,
	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Income before income taxes	(19,278)	59,881	67,899
Computed expected tax expense/(benefit)	(4,820)	14,970	16,975
Increase/(decrease) in effective income tax rate resulting from:
Non-deductible expenses	993	1,180	1,766
Additional deduction for research and development expenses	(402)	(545)	(283)
Preferential tax rate	—	—	166
Effect of tax holiday	(1,546)	—	—
Tax loss expired	450	2,434	1,619
Tax rate differential on deferred tax items	—	—	5,152
Change in valuation allowance	13,194	1,500	(10,355)
Others	—	—	(586)

Total	7,869	19,539	14,454

Deferred taxes

        The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities balances as of December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018
	RMB'000	RMB'000
Deferred tax assets
Tax losses carried forward	61,363	52,967
Provision of other receivables	373	279
Deductible advertisement expenses	426	303
Accrued payroll and other expenses	5,157	9,036
Equity investment loss	385	—

Total gross deferred tax assets	67,704	62,585
Valuation allowance on deferred tax assets	(60,969)	(53,854)

Deferred tax assets, net of valuation allowance	6,735	8,731

Deferred tax liabilities
Capitalised contract costs	(14,198)	(13,469)
Equity investment gain	—	(107)
Surplus on revaluation	—	(14,184)
Net deferred tax liabilities	(7,463)	(19,029)

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

10. Income tax (Continued)

        Reported in Consolidated Balance Sheets as:

	As of December 31,
	2017	2018
	RMB'000	RMB'000
Deferred tax assets	26	4,072
Deferred tax liabilities	(7,489)	(23,101)
Net deferred tax liabilities	(7,463)	(19,029)

        The movements of the valuation allowance are as follows:

	As of December 31,
	2017	2018
	RMB'000	RMB'000
Balance at the beginning of the year	59,469	60,969
Balance sheet only movement due to business combination	—	3,240
Addition/(decrease) during the year	1,500	(10,355)
Balance at the end of the year	60,969	53,854

        The valuation allowance as of December 31, 2017 and 2018 was primarily provided for the deferred income tax assets of certain PRC subsidiaries, which were at cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. The net operating losses carry forward of the Company's PRC subsidiaries amounted to RMB233,522 as of December 31, 2018, of which RMB27,041, RMB61,315, RMB67,135, RMB41,457 and RMB36,574 will expire if unused by December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

Non-current income tax payable

	As of December 31,
	2017	2018
	RMB'000	RMB'000
Beginning balance	—	—
Addition	—	6,801

Ending balance	—	6,801

        RMB nil and RMB 6,801 of unrecognized tax benefits as of December 31, 2017 and 2018, if recognized, would affect the effective tax rate. The unrecognized tax benefits mainly represent the estimated tax expenses of the Company would be required to pay, should the deductibility of the expenses for tax purpose be denied by the PRC tax authorities in accordance with tax laws and regulations. The unrecognized tax benefits as of December 31, 2017 and 2018 were included in other

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

10. Income tax (Continued)

non-current liabilities. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. The accrued interest and penalties were recognized in the Consolidated Statements of Comprehensive (Loss) Income as components of income tax expense.

        According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion.

11. Goodwill

        Changes in the carrying amount of goodwill for the years ended December 31, 2016, 2017 and 2018 consisted of the following:

	As of December 31,
	2017	2018
	RMB'000	RMB'000
Beginning balance	53,542	53,542
Addition (note 4)	—	223,363

Goodwill	53,542	276,905

        The Group did not incur impairment loss on goodwill for the years ended December 31, 2016, 2017 and 2018.

12. Accrued expenses and other payables

        Accrued expenses and other payables consist of the following:

	As of December 31,
	2017	2018
	RMB'000	RMB'000
Accrued expenses and other payables
Payables for purchase of property and equipment	11,702	11,702
Deposits received from customers	4,013	4,275
Deposits received from franchisees	2,140	1,912
Accrued rental, utility and other expenses	3,559	6,887
VAT and other taxes payable	7,317	8,317
Payables for refund of tuition fee	3,112	9,151
Consideration payable for the acquisition	—	27,800
Amount due to non-controlling shareholders of subsidiaries	257	257
Offering expenses	—	4,334
Others	2,378	3,990

Total	34,478	78,625

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

13. Redeemable Owners' Investment

        On September 1, 2015, certain Pre-IPO investors acquired equity interests in Shenzhen Meten ("First Tranche Redeemable Owners' Investment") for a total consideration of RMB20,000.

        On June 24, 2016, certain Pre-IPO investors acquired equity interests in Shenzhen Meten ("Second Tranche Redeemable Owners' Investment") for a total consideration of RMB170,000.

        After the above investments and as of December 31, 2016 and 2017, the First and Second Tranche Redeemable Owners' Investment (together, "Redeemable Owners' Investment") represented 1.81% and 9.62% equity interest in Shenzhen Meten, respectively.

        The holders of the Redeemable Owner's Investment are entitled to the same voting rights, dividend rights and liquidation preference as other equity holders of Shenzhen Meten, except for the followings:

Voting rights

        Holders of the Redeemable Owners' Investment are entitled to Veto right in the board of directors meeting or shareholders meeting for certain events, including: (1) Merger, spin-off, dismissal, acquisition, liquidation which change the legal form of Shenzhen Meten; (2) Material change of the principal activities of Shenzhen Meten; (3) Provide external guarantee or loans with amounts over RMB5,000; and (4) Initiate a litigation or arbitration with the potential claim of over RMB1,000.

Redemption

        At the request of the holders of the Redeemable Owners' Investment, Shenzhen Meten or the Founder Investors of Shenzhen Meten (as defined in the capital contribution agreements and supplementary agreements) shall buy back all or portion of the Redeemable Owners' Investment held by such holder upon certain events, including: (i) the Shenzhen Meten's failure to complete a qualified public offering by December 31, 2018 (for certain holders of Second Tranche Redeemable Owners' Investment) or December 31, 2019 (for holders of First Tranche Redeemable Owners' Investment and certain holders of Second Tranche Redeemable Owners' Investment) (ii) any material breach by Founder Investors or Shenzhen Meten which causes a material adverse effect (as defined in the capital contribution agreements and supplementary agreements) on the business of Shenzhen Meten or any holder of Redeemable Owners' Investment, or in the event any Founder Investors or Shenzhen Meten gives any material misrepresentation or engages in wilful or fraudulent misconducts, which causes a material adverse effect on the business of Shenzhen Meten or any holder of Redeemable Owners' Investment.

        In addition, certain holders of the Second Tranche Redeemable Owners' Investment are entitled to exercise the redemption right when Shenzhen Meten or the Founder Investors redeems the Redeemable Owners' Investment from any other holders.

        The redemption price for the First Tranche Redeemable Owners' Investment shall be the higher of: (1) original capital contribution amounts plus a ten percent (10%) annual interest and (2) an amount equivalent to the amounts of Shenzhen Meten's net assets shared by the corresponding equity interest. Any cash dividends distributed by Shenzhen Meten will be deducted from the redemption price.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

13. Redeemable Owners' Investment (Continued)

        The redemption price for the Second Tranche Redeemable Owners' Investment shall be the original capital contribution amounts plus a ten percent (10%) annual interest. Any cash dividends distributed by Shenzhen Meten will be deducted from the redemption price.

        Redeemable Owners' Investment were classified as the mezzanine equity upon the contribution by the holders because they were redeemable at the holders' option any time after a certain date and was contingently redeemable upon the occurrence of certain events that are outside of the Company's control. The initial carrying value for the First Tranche Redeemable Owners' Investment are recorded at fair value, net of any costs related to the contribution.

        For each reporting period, the Company recorded accretions on the Redeemable Owners' Investment to the respective redemption value by using the effective interest rate method from the dates of capital contribution to the earliest redemption dates. The failure to complete a qualified public offering by December 31, 2018 or 2019 would be considered the earliest redemption date. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit.

        In connection with the Reorganization in 2018, the holders of Redeemable Owners' Investment exchanged their investment in Shenzhen Meten for 36,416,120 ordinary shares of the Company all in the same proportions as the percentage of the then equity interest they held in Shenzhen Meten. The ordinary shares exchanged do not have any redemption feature.

        The movement of Redeemable Owners' Investment for the years ended December 31, 2017 and 2018 are summarized below:

	First Tranche Redeemable Owners' Investment	Second Tranche Redeemable Owners' Investment	Total
	RMB'000	RMB'000	RMB'000
Balances as of January 1, 2016	20,042	—	20,042
Capital contribution, net of issuance costs	—	170,000	170,000
Accretion	2,000	8,577	10,577
Balances as of December 31, 2016	22,042	178,577	200,619
Accretion	2,000	17,000	19,000
Balances as of December 31, 2017	24,042	195,577	219,619
Accretion	1,096	8,718	9,814
Reclassification to permanent equity	(25,138)	(204,295)	(229,433)
Balances as of December 31, 2018	—	—	—

14 Revenue and segment reporting

        The principal activities of the Group are providing a wide range of educational programs, services and products, consisting primarily of general adult English training, overseas training services, online English training, junior English training and other English language-related services in the PRC.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

14 Revenue and segment reporting (Continued)

(a)
Disaggregation of revenue

	Year ended December 31,
	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Revenue from contracts with customers
General adult English training	496,961	686,297	810,218
Overseas training services	180,606	228,294	223,601
Online English training	46,915	121,196	212,302
Junior English training	—	—	65,490
Sales of goods	75,174	99,183	93,538
Others English language-related services	1,889	14,751	19,085

Total	801,545	1,149,721	1,424,234

(b)
Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

        As of December 31, 2017 and 2018, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group's existing contracts is RMB809,211 and RMB893,207 respectively. This amount principally represents revenue expected to be recognized in the future from contracts for general adult English training, overseas training services, online English training and junior English training entered into by the customers with the Group. The Group will recognize the expected revenue in future as the service is rendered, which is expected to occur over the next 1 to 45 months.

(c)
Segment Reporting

        The Group's chief operating decision makers has been identified as the Chairman, Vice-Chairman and Chief Executive Officer who review financial information of operating segments when making decisions about allocating resources and assessing performance of the Group.

        The Group identified the following four operating segments, including general adult English training, overseas training services, online English training and junior English training as reportable segments.

  •
  General adult English training: this segment delivers English course to customers based on customers' particular needs and in a convenient classroom setting at learning centres located across the PRC.

  •
  Overseas training services: this segment provides English test preparation courses training services, consulting services related to overseas study and short-term study abroad programs services.

  •
  Online English training: this segment provides tutorial courses through online platform of "Likeshuo".

  •
  Junior English training: this segment provides English courses to students aged between six to 18 in a convenient classroom setting at learning centres located across the PRC.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

14 Revenue and segment reporting (Continued)

        Revenue and expenses are allocated to the reportable segments with reference to revenue generated by those segments and the expenses incurred by those segments.

        The measure used for reporting segment profit is gross profit (revenue less cost of sales).

        Other information together with the segment information, provided to the Group's chief operating decision makers, is measured in a manner consistent with that applied in these financial statements. There were no separate segment assets and segment liabilities information provided to the Group's chief operating decision makers, as they do not use this information to allocate resources to or evaluate the performance of the operating segments.

(i)
Segment revenue and results

        Disaggregation of revenue from contracts with customers by the timing of revenue recognition, as well as information regarding the Group's reportable segments as provided to the Group's chief operating decision makers for the purposes of resource allocation and assessment of segment performance for the years ended December 31, 2016, 2017 and 2018 is set out below.

		Year ended December 31, 2016
	General adult English training
		Overseas training services	Online English training	Junior English training	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Disaggregated by timing of revenue recognition
Point in time	75,174	—	—	—	75,174
Overtime	496,961	180,606	46,915	—	724,482

Revenue from external customers	572,135	180,606	46,915	—	799,656

Reportable segment revenue	572,135	180,606	46,915	—	799,656

Reportable segment gross profit	349,158	92,830	23,956	—	465,944

		Year ended December 31, 2017
	General adult English training
		Overseas training services	Online English training	Junior English training	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Disaggregated by timing of revenue recognition
Point in time	99,183	—	—	—	99,183
Overtime	686,297	228,294	121,196	—	1,035,787

Revenue from external customers	785,480	228,294	121,196	—	1,134,970

Reportable segment revenue	785,480	228,294	121,196	—	1,134,970

Reportable segment gross profit	493,965	116,631	69,765	—	680,361

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

14 Revenue and segment reporting (Continued)

		Year ended December 31, 2018
	General adult English training	Overseas training services	Online English training	Junior English training	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Disaggregated by timing of revenue recognition
Point in time	93,538	—	—	—	93,538
Overtime	810,218	223,601	212,302	65,490	1,311,611

Revenue from external customers	903,756	223,601	212,302	65,490	1,405,149

Reportable segment revenue	903,756	223,601	212,302	65,490	1,405,149

Reportable segment gross profit	566,994	103,703	97,144	23,717	791,558

(ii)
Reconciliations of reportable segment revenues and profit or loss

	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Revenue
Reportable segment revenue	799,656	1,134,970	1,405,149
Other revenue	1,889	14,751	19,085

Consolidated revenue (note 14(a))	801,545	1,149,721	1,424,234

Profit
Reportable segment profit	465,944	680,361	791,558
Other profit	(2,003)	12,009	17,113

Reportable segment profit derived from Group's external customers	463,941	692,370	808,671
Selling and marketing expenses	(268,643)	(373,065)	(425,217)
General and administrative expenses	(178,674)	(214,156)	(253,939)
Research and development expenses	(18,187)	(21,217)	(26,178)
Interest income	2,578	4,103	1,150
Interest expenses	(769)	(9)	(8)
Foreign currency exchange gain/(loss), net	67	(184)	21
Gains on available-for-sale investments	890	2,485	3,916
Government grants	4,434	4,046	7,817
Equity in income/(loss) on equity method investments	(842)	(150)	1,668
Depreciation and amortization	(13,200)	(15,467)	(31,570)
Share-based compensation expenses	(6,557)	(7,886)	(7,648)
Others, net	2,890	(373)	1,649
Unallocated head office and corporate expenses	(7,206)	(10,616)	(12,433)

Consolidated (loss)/income before income tax	(19,278)	59,881	67,899

(iii)
Geographical information

        No geographical information is presented as the operations, major customers and assets of the Group are substantially located in the PRC.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

15 Net (loss)/income per share

        Basic and diluted net (loss)/income per share for each of the years presented are calculated as follow:

	Year ended December 31,
	2016	2017	2018
	(in thousands of RMB, except share data and per share data)
Numerator:
Net (loss)/income available to shareholders of the Company—basic and diluted	(34,862)	21,560	47,440
Denominator
Weighted average number of ordinary shares—basic	282,185,102	282,185,102	300,393,162
Effect of dilutive securities
Dilutive effect of non-vested shares(i)	—	7,481,213	7,450,414
Denominator for diluted net (loss)/income per share	282,185,102	289,666,315	307,843,576
Net (loss)/income—basic	(0.12)	0.08	0.16
Net (loss)/income—diluted	(0.12)	0.07	0.15

(i)
For the year ended December 31, 2016, 6,513,410 non-vested shares were excluded from the calculation of diluted (loss)/income per share as their inclusion would have been anti-dilutive..

(ii)
For the years ended December 31, 2016, 2017 and 2018, Redeemable Preferred Shares were excluded from the calculation of diluted (loss)/income per share as their inclusion would have been anti-dilutive.

16 Share based compensation

        Shenzhen Meten adopted the 2013 employee equity incentive plan ("2013 Plan") for the granting of share-based awards to executive management, key employees and directors of the Group in exchange for their services. Shenzhen Meten may, at its sole discretion, grant any employee awarded share units of Shenzhen Meten, which are held by the participating employees through special purpose vehicles.

        The awarded share units vest over a period of 5 years and have a subscription price of RMB 1 per unit. According to the term of the 2013 Plan, the awarded share units would be contingently redeemable upon the occurrence of certain events. The repurchase price is determined based on a number of factors, including but not limited to the original subscription price of the share units and the business performance of the Group. The Company has made an assessment of the cash settlement feature in the award and the probability of the contingent event's occurrence. Based on the assessment, the Company concluded that the cash settlement feature could be exercised only on the occurrence of a contingent event that is outside the employee's control, and is not probable of occurring. Accordingly, the Company classified the award as equity.

        In conjunction with the Reorganization in 2018, the Group adopted the 2018 Share Incentive Plan ("2018 Plan"), which was approved by the board of directors of the Company, to replace the 2013 Plan adopted by Shenzhen Meten. Under the 2018 Plan, the maximum aggregate number of options that may be issued shall not exceed 20,085,242. The awards granted and outstanding under 2013 Plan adopted by Shenzhen Meten will survive and remain effective and binding under the 2018 Plan.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

16 Share based compensation (Continued)

        The Company accounts for the compensation cost based on the fair value of the awarded share units on the grant-date, on which all criteria for establishing the grant dates are satisfied. The grant-date fair value of the awarded share units is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

        The following table sets forth the summary of the awarded shares unit activities. The number of awarded share units were retrospectively adjusted to reflect the share capital structure of the Company as of December 31, 2018.

	Number of share units	Weighted average grant-date fair value per share unit
As of December 31, 2015	8,565,396	2.21
Granted	1,992,281	6.26
As of December 31, 2016	10,557,677	2.97
Granted	2,178,528	6.95
Forfeited	(528,547)	3.21
As of December 31, 2017	12,207,658	3.67
Forfeited	(479,727)	5.85
Total outstanding shares as of December 31, 2018	11,727,931	3.58
Vested as of December 31, 2018	5,282,648	1.75

        The share-based compensation expenses of RMB6,557, RMB7,886 and RMB7,648 were charged to general and administrative expenses for the years ended December 31, 2016, 2017 and 2018. As of December 31, 2018, there was approximately RMB24,021 of total unrecognized compensation cost related to unvested awarded share units. The unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 2.68 years.

        The estimated fair value of the awards on each date of grant was determined by management based on discounted cash flow method conducted by Jones Lang LaSalle. The Grantor first determined its equity value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value, and then allocated the equity value into the awarded shares. No income tax benefit was recognized in the consolidated statements of comprehensive income as the share-based compensation expense was not tax deductible. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. There were no market conditions associated with the arrangements.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

17 Ordinary shares

        On July 10, 2018, the Company was incorporated as limited liability company with authorized share capital of 380,000 Hong Kong dollar ("HK$") divided into 38,000,000 shares with par value HK$0.01 each. After the incorporation of the Company, the Founders and Pre-IPO investors subscribed 47,035 ordinary shares of the Company at par value of HK$0.01.

        In December 2018, the Company increased authorized share capital by creation of 500,000,000 shares with par value of US$0.0001 and issued 318,601,222 ordinary shares of US$0.0001 each, and repurchased the 47,035 existing issued ordinary shares of HK$0.01 par value each and decreased the authorized share capital by cancellation of all unissued shares of HK$0.01 each.

18 Related party transactions

        In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship
Mr. Zhao Jishuang	A major shareholder of the Company
Mr. Guo Yupeng	A major shareholder of the Company
Mr. Peng Siguang	A major shareholder of the Company
Zhongshi Qile (Beijing) Culture Media Co., Ltd. ("Zhongshi Culture")	Fellow subsidiary
Shenzhen Meifu English Information Consulting Co., Ltd. ("Meifu English")	Fellow subsidiary
Boston Global Education,INC ("Boston Global")	Fellow subsidiary
Meten (U.S.A) Investment Holding Corporation ("Meten USA")	Fellow subsidiary
Oxford International College Chengdu School ("Chengdu School")	Fellow subsidiary
Meten International Educational Talent Management Service (Shenzhen) Co., Ltd (Meten Talent Service)	Fellow subsidiary
Shenzhen Sikete Education Technology Co., Ltd. ("Shenzhen Sikete")	Associate of the Group
Xiamen Siming District Meten English Training School ("Xiamen Siming Meten School")	Associate of the Group
Shenzhen Mengdian Network Technology Co., Ltd. ("Shenzhen Mengdian")	Associate of the Group
Liketou (HK) Co., Ltd.	Entity under significant influence of a key management

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

18 Related party transactions (Continued)

(a)
Major transactions with related parties

		Year ended December 31,
	Note	2016	2017	2018
		RMB'000	RMB'000	RMB'000
Advances from related parties
—Xiamen Siming Meten School	(i)	572	510	—
—Shenzhen Mengdian	(i)	19	—	—
—Meifu English	(i)	8,461	13,894	7,354
—Chengdu School	(i)	—	8,353	20,155
—Liketou (HK) Co., Ltd.	(i)	—	—	9,629

Total		9,052	22,757	37,138

Payments to related parties
—Xiamen Siming Meten School	(i)	1,453	4	509
—Shenzhen Mengdian	(i)	28	—	—
—Meifu English	(i)	5,828	17,620	2,161
—Chengdu School	(i)	—	—	16,173
—Liketou (HK) Co., Ltd.	(i)	—	—	7,494

Total		7,309	17,624	26,337

Advances to related parties
—Xiamen Siming Meten School	(i)	6,470	29,351	32
—Meifu English	(i)	47,678	40,973	43,705
—Zhongshi Culture	(i)	298	981	1,693
—Shenzhen Sikete	(i)	187	—	—
—Meten USA	(i)	—	5,068	—
—Boston Global	(i)	—	22	—
—Chengdu School	(i)	—	—	142
—Meten Talent Service	(i)	—	—	451
—Mr. Guo Yupeng	(ii)	1,000	—	—
—Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng	(i)	10,000	—	3,000

Total		65,633	76,395	49,023

Repayment of advances to related parties
—Xiamen Siming Meten	(i)	2,749	43,486	3,563
—Shenzhen Mengdian	(i)	1,291	—	—
—Meifu English	(i)	10,635	24,219	87,462
—Zhongshi Culture	(i)	27	1,016	1,050
—Shenzhen Sikete	(i)	—	—	187
—Meten USA	(i)	—	199	4,869
—Boston Global	(i)	—	—	22
—Mr. Guo Yupeng	(ii)	6,164	—	—
—Chengdu School	(i)	—	—	88
—Meten Talent Service	(i)	—	—	439

Total		20,866	68,920	97,680

Interest income	(ii)	131	—	—

(i)
Advances from/to these related parties are unsecured, interest free and repayable on demand.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

18 Related party transactions (Continued)

(ii)
This amount represented loans to Mr. Guo Yupeng which are unsecured, repayable on demand with an annual interest rate of 8%.
(b)
Balances with related parties

		As of December 31,
	Note	2017	2018
		RMB'000	RMB'000
Amounts due from related parties
Current
—Zhongshi Culture	(i)	236	879
—Meifu English	(i)	58,273	14,516
—Boston Global	(i)	22	—
—Meten U.S.A	(i)	4,869	—
—Shenzhen Sikete	(i)	187	—
—Xiamen Siming Meten School	(i)	3,776	245
—Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng	(i)	10,000	13,000
—Chengdu School	(i)	—	54
—Meten Talent Service	(i)	—	12

Total		77,363	28,706

Amounts due to related parties
Current
—Meifu English	(i)	410	5,603
—Xiamen Siming Meten School	(i)	509	—
—Chengdu School	(i)	8,353	12,335
—Liketou (HK) Co., Ltd.	(i)	—	2,135

Total		9,272	20,073

19 Commitment and Contingencies

(a)
Operating lease commitments

        The Group leases a number of office premises under operating leases. The leases typically run for an initial period for 3 to 5 years, with an option to renew the lease when all terms are renegotiated.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

19 Commitment and Contingencies (Continued)

        Non-cancellable operating lease rentals as of December 31, 2018 are payable as follows:

As of December 31,
2018
RMB'000
Years ending December 31,
2019	136,363
2020	105,702
2021	78,454
2022	51,023
2023	24,058
Thereafter	24,978

Total	420,578

        Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. Gross rent expenses incurred under operating leases were RMB118,390 and RMB136,881 for the years ended December 31, 2017 and 2018, respectively.

(b)
Capital commitments

        As of December 31, 2018, capital commitments of the Group in respect of leasehold improvements and fixtures, fittings and other fixed assets are RMB17,773 due within a year.

(c)
Guarantees given to installment institutions for loans granted to buyers of the Group's training services

        Other than the installment arrangement as disclosed in note(5)(i), the Group also, in cooperation with several third-party financing institutions ("Loan Institution(s)"), offer installment payment option to its customers. The Loan Institutions remit the tuition fee to the Group for the borrowing customers to complete their purchase of the course. The interest expenses of the installment are born by the borrowing customers. The borrowing customers bear the interest expense and are obligated to repay the loan in pre-agreed installments over the periods ranging from 6 months to 24 months to the Loan Institutions. According to the arrangement with one of these Loan Institutions, the Group is obligated to repay 50 percent of the overdue amounts to this Loan Institution for any default in repayment by the borrowing customers.

        The management does not consider that the Group will sustain a loss under these guarantees during the year under guarantee based on the good historical data and the Group can stop providing training services as soon as the overdue happens. The maximum amount of undiscounted payments the Group would have to make in the event of default is RMB76,516 and RMB 13,463 as of December 31, 2017 and 2018, respectively. The management considers the fair value of the guarantee is not significant to the consolidated financial statements and does not recognized a liability based on the estimated fair value of the guarantee.

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

20 Restricted net assets

        Relevant PRC laws and regulations permit payments of dividends by the Group's subsidiary and the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group's subsidiary and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group's subsidiaries and the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to the Company's shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group's subsidiaries and the VIEs to satisfy any obligations of the Company.

        As of December 31, 2018, the total restricted net assets of the Company's subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to RMB 71,234.

21 Subsequent events

        The Group has evaluated the subsequent events through the date of issuance of the accompanying consolidated financial statements and determined that there are no significant events that require adjustments or disclosure in such Consolidated Financial Statements.

22 Additional information: condensed financial statements of the Company

        Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

        The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Company's consolidated financial statements except that the Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Company as "Investments in subsidiaries and VIEs". The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company's share of income from its subsidiaries and VIEs is reported as share of income from subsidiaries and VIEs in the condensed financial statements.

        The Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

22 Additional information: condensed financial statements of the Company (Continued)

normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

        As of December 31, 2018, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Condensed Financial Information of the Parent Company

CONDENSED BALANCE SHEETS

	As of December 31,	As of December 31,
	2017	2018
	RMB'000	RMB'000
Non-current assets
Investments in subsidiaries and VIEs	327,130	304,098
Total non-current assets	327,130	304,098

Total assets	327,130	304,098

Mezzanine equity and shareholders' equity
Mezzanine equity
Redeemable Owners' Investment	219,619	—

Shareholders' equity
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, and 318,601,222 shares issued outstanding as of December 31, 2018)	—	219
Subscriptions receivable	—	(219)
Additional paid-in capital	88,517	167,514
Accumulated earnings	18,994	136,584
Total shareholders' equity	107,511	304,098

TOTAL mezzanine equity and shareholders' equity	327,130	304,098

CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended December 31,
	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Share of income from subsidiaries and VIEs	9,582	68,549	117,590
Net income before income taxes	9,582	68,549	117,590
Less: Income tax expense	—	—	—
Net income attributable to the Company	9,582	68,549	117,590
Less: Accretion of Redeemable Owners' Investment	10,577	19,000	9,814

Net (loss)/income available to the Company	(995)	49,549	107,776

METEN INTERNATIONAL EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

22 Additional information: condensed financial statements of the Company (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

For the years ended December 31,
	2016	2017	2018
	RMB'000	RMB'000	RMB'000
Net cash used in operating activities	—	—	—
Net cash used in investing activities	—	—	—
Net cash provided by financing activities	—	—	—
Net increase in cash and cash equivalents	—	—	—

[Back cover to come]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

        Pursuant to the form of indemnification agreements to be filed as Exhibit 10.3 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

        The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act, regarding transactions not involving a public offering, or in reliance on Regulation S under the

Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Sale or Issuance	Number and type of Security	Consideration	Underwriting Discount and Commission
Sharon Pierson	July 10, 2018	1 ordinary share	HK$0.01	n/a
JZ Education Consulting Limited	July 10, 2018	13,749 ordinary shares	HK$137.49	n/a
AP Education Consulting Limited	July 10, 2018	6,919 ordinary shares	HK$69.19	n/a
RG Education Consulting Limited	July 10, 2018	6,575 ordinary shares	HK$65.75	n/a
MF Holdings Inc.	July 10, 2018	2,657 ordinary shares	HK$26.57	n/a
MZ Education Consulting Limited	July 10, 2018	1,836 ordinary shares	HK$18.36	n/a
WY Education Consulting Limited	July 10, 2018	1,836 ordinary shares	HK$18.36	n/a
JC Education Consulting Limited	July 10, 2018	250 ordinary shares	HK$2.5	n/a
KZ Education Consulting Limited	July 10, 2018	1,592 ordinary shares	HK$15.92	n/a
MLZ Investment Management Limited*	July 10, 2018	7,373 ordinary shares	HK$73.73	n/a
Moon Technology Limited	August 29, 2018	2,000 ordinary shares	HK$20.00	n/a
DG EDUCATION INVESTMENT LIMITED	August 29, 2018	3,480 ordinary shares	HK$34.80	n/a
DG NO.21 EDUCATION INVESTMENT LIMITED	August 29, 2018	1,818 ordinary shares	HK$18.18	n/a
TH Capital Limited	August 29, 2018	500 ordinary shares	HK$5.00	n/a
JZ Education Consulting Limited	August 29, 2018	713 ordinary shares	HK$7.13	n/a
AP Education Consulting Limited	August 29, 2018	360 ordinary shares	HK$3.60	n/a
RG Education Consulting Limited	August 29, 2018	341 ordinary shares	HK$3.41	n/a

*
MLZ Investment holds 2,095 ordinary shares on behalf of certain minority shareholders of our Company and holds 5,278 ordinary shares for the purpose of transferring such shares to the plan participants according to our awards under the 2018 Plan.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Exhibits

        See Exhibit Index beginning on page II-4 of this registration statement.

(b)   Financial Statement Schedules

        Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Meten International Education Group
EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
3.1	†	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1	*	Form of Registrant's Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2	*	Registrant's Specimen Certificate for Ordinary shares
4.3	*	Form of Deposit Agreement, among the Registrant, the Depositary and holders of the American Depositary Receipts
5.1	*	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered
8.1	*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters
8.2	*	Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters (included in Exhibit 99.2)
8.3	*	Opinion of Morgan, Lewis & Bockius LLP regarding certain U.S. federal tax matters
10.1	†	2018 Share Incentive Plan
10.2		2019 Share Incentive Plan
10.3	*	Form of Indemnification Agreement with the Registrant's directors and executive officers
10.4	*	Form of Employment Agreement between the Registrant and executive officers of the Registrant
10.5	†	English translation of Business Cooperation Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten dated November 23, 2018
10.6	†	English translation of Business Cooperation Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo dated November 23, 2018
10.7	†	English translation of Exclusive Technical Service and Management Consultancy Agreement among Zhuhai Meten and Shenzhen Meten and its subsidiaries dated November 23, 2018
10.8	†	English translation of Exclusive Consultancy and Technical Service Agreement among Zhuhai Likeshuo and Shenzhen Likeshuo and its subsidiaries dated November 23, 2018
10.9	†	English translation of Exclusive Call Option Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten dated November 23, 2018
10.10	†	English translation of Exclusive Call Option Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo dated November 23, 2018
10.11	†	English translation of Exclusive Equity Pledge Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten dated November 23, 2018

Exhibit Number		Description of Document
10.12	†	English translation of Exclusive Equity Pledge Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo dated November 23, 2018
10.13	†	English translation of Shareholders' Rights Entrustment Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten dated November 23, 2018
10.14	†	English translation of Shareholders' Rights Entrustment Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo dated November 23, 2018
10.15	†	English translation of Spouse Undertakings provided by the spouse of each individual shareholder of Shenzhen Meten dated November 23, 2018
10.16	†	English translation of Spouse Undertakings provided by the spouse of each individual shareholders of Shenzhen Likeshuo dated November 23, 2018
10.17		English translation of supplemental agreement to the contractual arrangements among Shenzhen Meten, Zhuhai Meten and its subsidiaries and shareholders of Shenzhen Meten dated April 2, 2019
21.1	†	List of subsidiaries, variable interest entities and principal affiliated entities held by the variable interest entities of the Registrant
23.1	*	Consent of KPMG Huazhen LLP, an independent registered public accounting firm
23.2	*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)
23.3	*	Consent of Commerce & Finance Law Offices (included in Exhibit 99.2)
23.4	*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 8.3)
24.1	*	Power of Attorney (included on signature page)
99.1	*	Code of Business Conduct and Ethics of the Registrant
99.2	*	Opinion of Commerce & Finance Law Offices regarding certain PRC law matters
99.3	*	Consent of Frost & Sullivan

*
To be filed by amendment

†
Previously filed

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, China, on                        2019.

Meten International Education Group
By:
	Name:	Yupeng Guo
	Title:	Vice President and Director

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below constitutes and appoints each of Yupeng Guo and Siguang Peng as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1, or the Registration Statement to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated.

Signature	Title	Date
Name: Jishuang Zhao	Chairman	, 2019
Name: Siguang Peng	Chief Executive Officer and Director (principal executive officer)	, 2019
Name: Yupeng Guo	Vice president and Director	, 2019
Name: Yongchao Chen	Director	, 2019
Name: Feiyan Liang	Chief Financial Officer (principal financial and accounting officer)	, 2019

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Meten International Education Group has signed this registration statement or amendment thereto in Newark, Delaware on                        2019.

Authorized U.S. Representative
By:
	Name:	Donald J. Puglisi
	Title:	Managing Director